SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2018

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Table of contents

-	Integrated Annual Report 2017;
-	Press release dated May 10, 2018;
-	Ordinary Shareholders’ Meeting Resolutions;
-	Report on payments to governments 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name: Vanessa Siscaro
Title: Head of Corporate
Secretary’s Staff Office

Date: May 31, 2018

We are an energy company.

We are working to build a future where everyone can access

energy resources efficiently and sustainably.

Our work is based on passion and innovation, on our unique strengths and skills, on the quality of our people and in recognising

that diversity across all aspects of our operations and organisation is something to be cherished. We believe in the value of long term partnerships with the countries and communities where we operate.

M I S S I O N

Integrated Annual Report	2017

INTEGRATED

ANNUAL REPORT

CONSOLIDATED DISCOLOSURE OF NON-FINANCIAL INFORMATION

The consolidated disclosure of non-financial information (NFI) is prepared in accordance with Legislative Decree n. 254/2016 and is included in this Integrated Annual Report.

INTEGRATED ANNUAL REPORT

Eni's 2017 Integrated Annual Report is prepared in accordance with principles included in the “International Framework”, published by International Integrated Reporting Council [IIRC]. It is aimed at representing financial and sustainability performance, underlining the existing connections between competitive environment, group strategy, business model, integrated risk management and a stringent corporate governance system. Since 2011, Eni takes part in the IIRC Pilot Program, whose aim is to define an international framework for integrated reporting.

DISCLAIMER

This annual report contains certain forward-looking statements in particular under the section “Outlook” regarding capital expenditures, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. “Eni” means the parent company Eni SpA and its consolidated subsidiaries.

Ordinary Shareholders’ Meeting of May 10, 2018.

The extract of the notice convening the meeting was published on April 6, 2018.

ENI'S ACTIVITIES

Eni's portfolio of conventional oil assets with a low break-even price reference as well as the quality of the resource base with options for anticipated monetization represent the competitive advantages of Eni's upstream business. The large presence in the gas and LNG markets and know how in the refining business enable the company to catch joint opportunities and projects in the hydrocarbon value chain. Eni's fundamentals, such as the high portion of gas reserves and the opportunity to grow in the renewable sources segment leveraging on synergies with Eni's industrial plants, will sustain the path of the business model to a low carbon scenario.

|	Value chain

UPSTREAM	MID-DOWNSTREAM
Eni engages in oil and natural gas exploration, field development and production, mainly in Italy, Algeria, Angola, Congo, Egypt, Ghana, Libya, Mozambique, Nigeria, Norway, Kazakhstan, the UK, the United States and Venezuela, overall in 46 countries.	Eni sells gas, electricity, LNG and oil products in the European and extra-European markets, also leveraging on trading activities. Products availability is ensured by oil and gas production in the upstream business, long-term gas supply contracts, CCGT	power plants, Eni’s refinery system as well by Versalis’ chemical plants. The supply of commodities is optimized through trading activity. Integrated business units enable the company to capture synergies in operations and reach cost efficiencies.

Eni Integrated Annual Report 2017	ENI'S ACTIVITIES	5

Eni’s strategies, resource allocation processes and conduct of day-by-day operations underpin the delivery of sustainable value to our shareholders and, more generally, to all of our stakeholders, respecting the countries where the company operates and the people who work for and with Eni.

Our way of doing business, based on operating excellence, focus on health, safety and environment, is committed to preventing and mitigating operational risks.

LETTER

TO SHAREHOLDERS

In 2017 Eni delivered outstanding results proving the effectiveness of our deep transformation process started in 2014. As a result of this, the Company is now on a strong footing and is able to create value even in the most difficult market conditions, such as the last price downturn that was among the most severe ever affecting the oil&gas industry.

In the last three years, we have grown our core upstream business and have substantially completed the turnaround process of our mid-downstream businesses, which in the past were unprofitable and cash-negative, while retaining a strong focus on the robustness of the financial structure.

These results helped us reduce our target Brent price of cash neutrality target to 57 $/bbl, 50% lower than the price that allowed us achieve in 2014 full coverage of capex and cash dividend with funds from operations. Therefore, Eni is currently much more resilient in case of depressed market conditions, while it would be able to generate substantially greater results and cash flows should the commodity environment strengthen.

UPSTREAM

The upstream segment was boosted by exploration successes, which for the 10th year in a row, delivered outstanding results, once again reaffirming our distinctive skills and know-how.

We added 1 billion boe of equity resources to our portfolio, of which 800 million boe from exploration, at a competitive unitary cost of 1 $/boe.

Since 2014, additions to the Company’s resource backlog were approximately 4 bboe, almost doubling production level of the full period.

Our exploration effort has been equally split between near-field initiatives aiming at quickly supporting production and cash flows leveraging on the proximity to our existing producing facilities and the higher-risk exploration of material resources in new areas or in unexplored geological layers. The results were extraordinary, which underpinned the execution of our Dual Exploration strategy intended to dilute the high working interests retained in exploration assets, with a view of anticipating reserves monetization.

The effectiveness of this strategy has been proved by the sale of a 25% stake in natural gas-rich Area 4 offshore Mozambique to ExxonMobil and a 50% stake of the Zohr gas field offshore Egypt. This latter deal included three separate transaction with BP for the sale of a 10% stake, with the Russian company Rosneft for the sale of a 30% stake and, recently, with Mubadala Petroleum for the sale of a 10% stake. In the last four years, the dual exploration model allowed Eni to early monetize reserves for a total of $10.3 billion.

Eni’s strong leadership in exploration and leading project execution capabilities allowed us to put into production, in less than three years, seven giant fields, anticipating expected schedules and reducing capex, at a time when the oil&gas industry was mostly concentrated on the postponement of development initiatives.

In 2017, Eni started up four deep-water giant fields: East Hub in Angola, OCTP in Ghana, Jangkrik in Indonesia and Zohr in Egypt, the biggest gas field located in the Mediterranean Sea, in record time for the industry, in less than two years from the FID and only twenty-eight months from discovery.

These outstanding achievements leverage on our integrated model of exploration and development, which enabled us to accelerate the time-to-market of our projects at the same time ensuring control on execution and capex on budget.

The main drivers of this model are: (i) the parallelization of activities; (ii) the modular approach to project spending as to minimize financial exposure; (iii) the insourcing of critical project phases, such as commissioning and hook-up; (iv) the design-to-cost approach whereby exploration areas are selected targeting competitive development costs going forward; (v) the strict control on costs, schedules and project risks; as well as (vi) the retention of the operatorship in most initiatives.

Exploration successes at low unit costs, the reduction in reserves time-to-market and efficiency in operating costs determined the steady downtrend in the full-cycle cost of the barrel produced, which today is well below 30 $/bbl for new projects under execution.

The average hydrocarbon production for the year was 1.82 million barrel/day, marking an all-time high for Eni. This was an increase of 5.3% y-o-y, net of price effects in PSAs and OPEC cuts,

Eni Integrated Annual Report 2017	LETTER TO SHAREHOLDERS	7

leveraging on start-ups and ramp-ups which added 243 kboe/d on average over the FY. Hydrocarbon production increased by 14% compared to 2014, even reducing capex by 40%.

Exploration successes and time-to-market acceleration, as in the case of the final investment decision for the Coral project in Area 4 in Mozambique in 2017, boosted also this year the reserve replacement ratio at 151%. When considering the reclassification of the Venezuelan reserves to the unproved category following the US SEC rules, the reserve replacement ratio is re-determined in 103%.

In the three-year period 2015-2017, reserve replacement ratio was 120% among the highest in the industry. This, also when considering the assets disposed of under the dual exploration model. The implementation of our dual exploration model with the early monetization of part of our reserves does not jeopardize our future plans in terms of further production growth.

In 2017, leveraging on these drivers, the E&P segment reported an adjusted operating profit of €5.2 billion, more than doubling the 2016 level, and a 38% increase in cash generation to €8.3 billion, even on the backdrop of a 22% reduction in Brent prices in euro terms.

MID-DOWNSTREAM

Progresses in the mid-downstream business restructuring plan enabled us to get record operating profits of the last ten years and to continue in the improvement of cash generation to €7.9 billion in the last three years, compared to an outflow of €3.7 billion in the three-year period 2012-2014.

The G&P segment reported a structurally positive EBIT at €214 million, a year ahead of expectations thanks to progresses in the renegotiation of long-term gas contracts, logistic optimizations, as well as improved performance in LNG and retail businesses.

The Refining & Marketing and Chemicals businesses reported an operating profit of approximately €1 billion, thanks to the ability to fully capture scenario’s upside, leveraging on the optimization of plants set-up, continuous cost efficiencies and changes in products mix, focusing on high-value product segments.

A further driver of growth and profitability was the value of proprietary technologies such as the recent agreement for the licensing of the heavy crudes refining technology

(EST – Eni Slurry Technology) to the first chemical company, the Chinese Sinopec, as well as the start-up of premium elastomers production applying Versalis’ technology in the Lotte Chemicals JV in South Corea.

SUSTAINABILITY AND HSE

The strong boost to the long-term sustainability of Eni’s business is a key element in the definition and implementation of our strategies.

Eni is investing to improve safety of its people in the workplace, maintaining the leadership in the industry. We delivered solid results in safety with a reduction of 7% to 0.33 in the Total Recordable Injury Rate (TRIR) compared to 2016 and by maintaining best-in-class operational standards, reporting zero blow-out for the fourteenth consecutive year. The second pillar of the sustainable footprint of the Company is our commitment to fighting the climate change. The energy efficiency of our plants (for example upstream GHG

8	LETTER TO SHAREHOLDERS	Eni Integrated Annual Report 2017

emissions per barrel produced were reduced by almost 3% and routine gas flaring was on an improving trend), adoption of low-emission solutions and the presence of significant gas reserves in our portfolio (among which reserves in Mozambique, Egypt and Indonesia) confirm Eni’s commitment in this direction.

Eni is also engaged in promoting to a significant extent the economic and social development of the communities where we operate, and the Ghana project is one of the most representative of our partnership strategy with producing countries.

In this country, we combine oil production for the international market with gas production entirely addressed to the local market for the development of power generation capacity, thus contributing to a sustainable development.

GROUP RESULTS

In 2017, adjusted operating profit more than doubled to €5.8 billion, with a net profit of €2.4 billion reverting the loss incurred in 2016, thanks to better performances from all business segments.

Cash flow from operating activities was robust at €10 billion, a 25% increase from 2016, when netted of advances cashed in by Egyptian State-owned partners with the aim of financing their capex share in the Zohr project.

These inflows, after funding net capex of €7.6 billion, yielded a surplus of approximately €2.4 billion. This surplus funded approximately 80% of the total amount of the cash dividend (€2.9 billion), at a Brent price scenario of 54 $/bbl.

The organic cash neutrality for funding FY capex and the floor dividend is achieved at 57 $/bbl, better than management’s expectations at 60 $/bbl.

2017 disposals net of the share of the transaction price relating to capex reimbursements amounted to €3.8 billion. When considering this cash inflow, the Brent level at which cash neutrality was achieved in 2017 reduced to 39 $/bbl. As of December 31, 2017, leverage was 0.23, well below the 0.30 threshold notwithstanding price downturn in the last three years and a half and over €11 billion of cash dividend paid in the same period.

OUTLOOK

Looking forward, we expect an ongoing rebalancing of fundamentals in the oil market to consolidate in the next years, due to the sharp slowdown in capex for new initiatives during the downturn and steady growth in demand. Our strategy in the medium-long term is designed to strengthen Eni’s competitive position and cash generation, leveraging on disciplined growth, synergies from businesses integration all along the value chain and technological innovation, pursuing sustainability in all our industrial projects. Operating, economic and financial targets disclosed below, move towards growth and laid their foundation on the achievements of the last three-year period and on the high level of maturity and robustness of the initiatives in place. For example production rump-ups at fields recently started up, renegotiation of gas supply contracts, a reduced break-even margin in the refining activity, Chemical’s integration and specialization as well as the first projects on renewable sources developed on the basis of a distinctive model.

In the four-year period 2018-2021 we are projecting our capex to be flat versus the previous plan and lower than €32 billion for the development of new hydrocarbon reserves, exploration projects, selective growth initiatives in the mid-downstream businesses and the speed-up of the renewables expansion plan.

This capital budget will be driven by financial discipline, through selective FIDs and a phased approach in the development of giant projects in the upstream business.

In Upstream we intend to maintain strong hydrocarbon production growth, targeting a 3.5% average rate in the four-year plan. Production growth will be fostered by fast ramp-up of projects started up in 2017, mainly Zohr, and new start-ups planned in the next four years, where we have a good level of visibility considering that in many cases we are planning for additional developments at fields already into production.

We can mention the upgrading of the Bahr Essalam and Wafa fields in Libya, the OCTP gas phase, the satellite fields of our producing hubs in Angola, additional development at the Baltim/ Melehia fields in Egypt and Nenè field in Congo, the strengthening of Karachaganak and the start-up of producing activities in Mexico and Merakes in Indonesia. We plan that these initiatives will deliver an overall contribution of about 700 kboe/d in 2021.

In Exploration, we confirm the actions hitherto pursued, by balancing near fields themes with a low risk profile and high risk – high rewards themes, mainly in offshore Mexico, East and West Africa, east of Mediteranean Sea and Middle and Far East. Our target is to discover approximately 2 billion boe of new resources in the plan period.

In the Gas&Power segment, on the back of a challenging scenario, we intend to underpin profitability and cash generation through the strengthening of the core business gas and the development in the integration with the upstream business. Industrial actions will aim at valuing flexibility of our asset portfolio (contracts, infrastructures, delivery options, etc.), reducing logistic costs and obtaining a fair distribution of price/volume risks with long-term suppliers through a new round of renegotiations.

Expected results will be fuelled by a relevant contribution from growth in LNG and trading businesses, by seizing synergies from the availability of equity production in strategic areas

Eni Integrated Annual Report 2017	LETTER TO SHAREHOLDERS	9

and long-term relationships with producing countries in the upstream business.

Furthermore, the strategic plan foresees a further improvement in the retail segment of the Gas & Power business, to be achieved through the development of customer portfolio and offering value-added services.

In the R&M and Chemical businesses, main targets related to the improvement in the resilience to the volatility of scenario and the selective international growth.

The strategic levers will be the growth in the bio-fuels, with the completion of the green refinery in Gela by the end of 2018 and the upgrade of the green refinery in Venice, as well as the further development of “differentiated products” and the biochemical in Versalis.

Results will be sustained by plant set-up optimization and the supply of feedstocks, also in terms of higher sustainable actions (for example the substitution of palm oil), new efficiency actions and the steady attention to assets reliability and integrity.

In the refining activity, we intend to reduce the break-even margin to approximately 3 $/barrel by the end of 2018, and in marketing, we plan to consolidate our position in our main geographies. All the mentioned targets and actions have been tested to prove their medium to long-term sustainability in line with Eni’s low carbon strategy.

In the upstream business, we have designed initiatives

to achieve the ambitious 2025 targets of zero flaring gas, corresponding to a reduction of 43% from 2014 baseline of the emissions per barrel produced and 80% of the fugitive emissions of methane.

We expect to speed up the development of renewable sources business, planning 2018-2021 capex for more than €1.8 billion, including the R&D expenditure, to reach an installed capacity of 1 GW at the end of the plan period.

The industrial projects in the R&M and Chemicals segments are all targeting to reach a higher level of energy efficiency and strengthen the green platform. These actions, together with the increasing role played by natural gas in Eni’s portfolio and the steady reduction in the average price break-even price of upstream projects, will confirm the resiliency of our portfolio even in more conservative energy scenarios.

All in all, the actions identified in the industrial plan will underpin a strong cash generation and a reduction in the Brent price for the organic cash neutrality, after paying capex and dividend. In light of these results, the Board of directors will propose to the Annual Shareholders’ meeting the distribution of a final dividend of €0.80 per share, of which €0.40 already paid as interim dividend in September 2017. Going forward leveraging the results achieved and the company’s growth prospects, we plan to increase our 2018 dividend to €0.83 per share, in line with our commitment to a progressive remuneration policy linked to our underlying results and free cash flow growth.

March 15, 2018

In representation of the Board of Directors

Emma Marcegaglia	Claudio Descalzi
Chairman	Chief Executive Officer and General Manager

PROFILE

OF THE YEAR

Adjusted results

Adjusted operating profit more than doubled to €5.80 billion (up by €3.49 billion vs. 2016), adjusted net profit of €2.38 billion compared to the loss reported 2016. This recovery in profitability was underpinned by the implementation of strategic drivers focused on upstream profitable growth, the turnaround and cost efficency initiatives in the mid-downstream business, leveraging on the scenario recovery.

Upstream

Adjusted operating profit doubled vs. 2016 to €5.2 billion.

Turnaround in the mid-downstream

Adjusted operating profit increasing by €1 billion in 2017:

-	G&P: operating profit structurally positive a year ahead of plans;

-	R&M: break-even refining margin below of 4 $/bbl and operating profit at record level from last eight years;

-	Versalis: all-time best operating performance.

Net capital expenditure

€7.6 billion, reducing by 18% vs. 2016. Self-financing ratio of net capex at approximately 130%.

Cash neutrality

Organic cash neutrality covering capex and dividend at a Brent price of 57$/bbl; 39$/bbl, factoring in proceeds from disposals.

Gearing and Leverage

Eni confirms a solid financial structure with a gearing of 18%, the lower end of the European peer group and a leverage of 23%, leveraging on the excellence in operating cash flow generation, capex optimization and gains from disposals.

Dividend

The Company’s robust results and strong fundamentals underpin a dividend distribution of €0.80 per share of which €0.40 per share paid as interim dividend in September 2017.

Dual Exploration Model

Closed the 40% disposal of the super-giant Zohr gas field in Egypt offshore – through two different transactions with BP (10%) and Rosneft (30%) – and the 25% disposal of Area 4 in Mozambique to ExxonMobil. In March 2018, signed an agreement with Mubadala Petroleum for the divestment of a further 10% interest in Zohr.

Hydrocarbon production at record level

1.82 million boe/d, the highest ever level, with a 5.3% growth vs. 2016. Start-ups and ramp-ups additions of 243 kboe/d leveraged on Eni’s exploration and development integrated model, designed to optimize new projects’ time-to-market (Zohr in Egypt, East-Hub in Angola, OCTP in Ghana, Jangkrik in Indonesia, all in 2017) and on accelerate fields ramp-ups (Noroos).

Zohr development

Achieved production start-up at the super-giant Zohr gas field in record time-to-market: in less than two years from the FID and two and a half years from discovery.

Exploration resources

In 2017 added 1 bln boe of new resources, of which 0.8 bln boe from in house exploration with a discovery cost of approximately 1 $/bbl.

Mexico

Successfully completed the exploration campaign offshore Area 1, thanks to the appraisal of Tecoalli discovery which followed that of Amoca and Miztòn, resulting in a rise in estimated hydrocarbons in place of the Area to 2 bln boe, of which approximately 90% oil. Scheduled a fast-track development plan.

Exploration portfolio

Reloading of approximately 97,000 square kilometers of new acreage:

-	awarded 50% of the mineral rights of the Isatay Block in the Kazakh Caspian Sea;
-	signed an Exploration and Production Sharing Agreement (EPSA) of Block 52, offshore Oman;
-	acquired new exploration licenses in Morocco, Mexico, Cyprus and Ivory Coast.

Eni Integrated Annual Report 2017	PROFILE OF THE YEAR	11

Proved hydrocarbon reserves

7 billion boe with an organic replacement ratio of 103%. The ratio increases to 151% when excluding the reclassification of PUD reserves to the unproved category in Venezuela in accordance with the applicable US SEC regulation.

Coral project

Sanctioned by the partners the development project for the exclusive reserves in Area 4 in Mozambique amounting to 16 TCF in place. The Floating LNG facilities construction will be realized through a multi-source project financing of $4.7 billion.

International development in the Chemical business

Completed, in South Korea, the construction of the industrial complex for production of premium elastomers, leveraging on Versalis technology and through the 50:50 joint venture Versalis – Lotte Chemical, local operator.

Licensing EST technology

Enhanced the refining know-how through two licensing agreements with the Chinese companies Sinopec and Zhejiang Petrochemicals for the use of the Eni Slurry Technology (EST) conversion proprietary technology.

Renewable energies

Eni’s committment for renewable energies was implemented by the start-up of operations for the set-up of plants in Italy and Algeria and the development of other initiatives in Italy and abroad. Signed the collaboration agreement with General Electric and with the Kazakh Ministry of Energy; finalized a Memorandum of Understanding with the Egyptian Ministry of Electricity to jointly realize new renewable plants.

Safety of Eni’s people

Total recordable injury rate (TRIR) reported a decrease of 6.8% vs. 2016. The reduction for the employees (down by 17.2%) and the contractors (down by 2%) was driven by specific program of education and awareness addressed to Eni’s people. In 2017, was launched the new Safety Training Center in Gela for training in health, safety and environmental issues.

Climate change

Accordingly to Eni’s carbon footprint reduction strategy, the development program on renewables was implemented by 20 projects on an executive phase or near to FID, which will contribute to increase Eni's generation capacity by around 250 MW. Furthermore, Eni is part of the TCFD (Task Force on Climate-related Financial Disclosures) of the Financial Stability Board, targeted to a more trasparent disclosure about risks and opportunities relating to the climate change.

Commitment to flaring reduction

Eni joins the Global Gas Flaring Reduction Partnership (GGFR), sponsored by the World Bank, a public-private initiative involving international oil companies, governments and international institutions. Eni reduced gas flaring of approximately 68% in the last ten years and promoted access to energy for over 18 million people in the Sub-Saharan Africa.

GHG emissions

GHG emissions increased by 2.5% vs. 2016 due to the production growth. GHG emission index per barrel produced was down by approximately 3% vs. 2016 and by 19% vs. 2014 in accordance with the long-term target of a 43% reduction by 2025.

Oil spills due to operations

Oil spills due to operations (higher than one barrel), 94% of which relating to the E&P segment, more than doubled from 2016. This was mainly due to the spill from a tank located in COVA in Val d’Agri where the Company implemented all the remediation actions to reduce the environmental damage and to prevent any future accident through infrastructure upgrading.

Human rights

Started in 2017 the working group on Human Rights in the business supported by the Danish Institute for Human Rights. The comparison between Company’s processes and the International Standards (UN Guiding Principles on Business and Human Rights) allowed the definition of a roadmap aimed at further improvement of Eni’s performance on Human Rights.

12	PROFILE OF THE YEAR	Eni Integrated Annual Report 2017

FINANCIAL HIGHLIGHTS

		2017	2016	2015
Net sales from operations	(€ million)	66,919	55,762	72,286
Operating profit (loss)		8,012	2,157	(3,076)
Adjusted operating profit (loss)(a)		5,803	2,315	4,486
Adjusted net profit (loss)(a)(b)		2,379	(340)	803
Net profit (loss)(b)		3,374	(1,051)	(7,952)
Net profit (loss) - discontinued operations(b)			(413)	(826)
Group net profit (loss)(b) (continuing and discontinued operations)		3,374	(1,464)	(8,778)
Net cash flow from operating activities		10,117	7,673	12,155
Net cash provided from operating activities before changes in working capital at replacement cost(a)		8,458	5,386	8,510
Capital expenditure		8,681	9,180	10,741
of which: exploration		442	417	566
development of hydrocarbons reserves		7,236	7,770	9,341
Dividend to Eni's shareholders pertaining to the year(c)		2,881	2,881	2,880
Cash dividend to Eni's shareholders		2,880	2,881	3,457
Total assets at year end		114,928	124,545	139,001
Shareholders' equity including non-controlling interests at year end		48,079	53,086	57,409
Net borrowings at year end		10,916	14,776	16,871
Net capital employed at year end		58,995	67,862	74,280
of which: Exploration & Production		49,801	57,910	53,968
Gas & Power		3,394	4,100	5,803
Refining & Marketing and Chemicals		7,440	6,981	6,986
Share price at year end	(€)	13.8	15.5	13.8
Weighted average number of shares outstanding	(million)	3,601.1	3,601.1	3,601.1
Market capitalization(d)	(€ billion)	50	56	50

(a)	Non-GAAP measures.
(b)	Attributable to Eni's shareholders.
(c)	The amount of dividend for the year 2017 is based on the Board's proposal.
(d)	Number of outstanding shares by reference price at year end.

SUMMARY FINANCIAL DATA

		2017	2016	2015
Net profit (loss)
- per share(a)	(€)	0.94	(0.29)	(2.21)
- per ADR(a)(b)	($)	2.12	(0.65)	(4.90)
Adjusted net profit (loss)
- per share(a)	(€)	0.66	(0.09)	0.37
- per ADR(a)(b)	($)	1.49	(0.20)	0.82
Cash flow
- per share(a)	(€)	2.81	2.13	3.58
- per ADR(a)(b)	($)	6.35	4.72	7.95
Adjusted Return on average capital employed (ROACE)	(%)	4.7	0.2	1.8
Leverage		23	28	29
Gearing		18	22	23
Coverage		6.5	2.4	(2.4)
Current ratio		1.5	1.4	1.4
Debt coverage		92.7	51.9	76.3
Dividend pertaining to the year	(€ per share)	0.80	0.80	0.80
Total Share Return (TSR)	(%)	(5.6)	19.2	1.1
Pay-out		85	(197)	(33)
Dividend yield (c)		5.7	5.4	5.7

(a) Fully diluted. Ratio of net profit/cash flow and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by Reuters (WMR) for the period presented.

(b) One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.

(c) Ratio of dividend for the period and the average price of Eni shares as recorded in December.

Eni Integrated Annual Report 2017	PROFILE OF THE YEAR	13

KEY PERFORMANCE INDICATORS

		2017	2016	2015
Employees at year end	(number)	32,934	33,536	34,196
TRIR (Total Recordable Injury Rate)	(total recordable injuries/worked hours) x 1,000,000	0.33	0.35	0.45
of which: employees		0.30	0.36	0.41
contractors		0.34	0.35	0.47
Total volume of oil spills (> 1 barrel)	(barrel)	6,464	5,913	16,481
of which: due to sabotage and terrorism		3,236	4,682	14,847
operational		3,228	1,231	1,634
Direct GHG emissions	(mmtonnes CO2eq)	42.52	41.46	42.32
of which: CO2 equivalent from combustion and process		32.65	31.99	32.22
CO2 equivalent from flaring		6.83	5.40	5.51
CO2 equivalent from non-combusted methane and fugitive emissions		1.46	2.40	2.79
CO2 equivalent from venting		1.58	1.67	1.80

Exploration & Production		2017	2016	2015
Employees at year end	(number)	11,970	12,494	12,821
TRIR (Total Recordable Injury Rate)	(total recordable injuries/worked hours) x 1,000,000	0.28	0.34	0.34
Net proved reserves of hydrocarbons	(mmboe)	6,990	7,490	6,890
Average reserve life index	(years)	10.5	11.6	10.7
Hydrocarbons production(a)	(kboe/d)	1,816	1,759	1,760
Organic reserves replacement ratio	(%)	103	193	148
Profit per boe(b)	($/boe)	8.7	2.0	(3.8)
Opex per boe(a)		6.6	6.2	7.2
Cash flow per boe(a)		20.2	12.9	20.9
Finding & Development cost per boe(c)		10.4	13.2	19.3
Direct GHG emissions	(mmtonnes CO2eq)	23.45	21.78	23.54
CO2 emissions/100% operated hydrocarbon gross production(d)	(tonnes CO2eq/toe)	0.162	0.166	0.177
% produced water re-injected	(%)	59	58	56
Volumes of hydrocarbon sent to flaring	(mmcm)	2,283	1,950	1,989
of which: sent to flaring process		1,556	1,530	1,564
Oil spills due to operations (> 1 barrel)	(barrel)	3,022	1,097	1,177

(a) Includes Eni's share in joint ventures and equity-accounted entities.

(b) Related to consolidated subsidiaries.

(c) Three-year average.

(d) Hydrocarbon production from fields fully operated by Eni (Eni's interest 100%) amounting to 137 mln toe, 122 mln toe and 125 mln toe in 2017, 2016 and 2015, respectively.

14	PROFILE OF THE YEAR	Eni Integrated Annual Report 2017

Gas & Power		2017	2016	2015
Employees at year end	(number)	4,313	4,261	4,484
TRIR (Total Recordable Injury Rate)	(total recordable injuries/worked hours) x 1,000,000	0.37	0.29	0.89
Worldwide gas sales	(bcm)	80.83	86.31	87.72
of which: Italy		37.43	38.43	38.44
outside Italy		43.40	47.88	49.28
Customers in Italy	(million)	7.7	7.8	7.9
Direct GHG emissions	(mmtonnes CO2 eq)	11.23	11.17	10.57
GHG emissions/kWheq (Eni Power)	(gCO2eq/kWheq)	395	398	409
Installed capacity power plants	(GW)	4.7	4.7	4.9
Electricity produced	(TWh)	22.42	21.78	20.69
Electricity sold		35.33	37.05	34.88
Customer satisfaction rate	(scale from 0 to 100)	86.7	86.2	85.6

Refining & Marketing and Chemicals		2017	2016	2015
Employees at year end	(number)	10,916	10,858	10,995
TRIR (Total Recordable Injury Rate)	(total recordable injuries/worked hours) x 1,000,000	0.62	0.38	1.07
Oil spills due to operations (> 1 barrel)	(barrels)	194	134	427
Direct GHG emissions	(mmtonnes CO2eq)	7.82	8.50	8.19
SOx emissions (sulphur oxide)	(ktonnes SO2eq)	5.18	4.35	6.17
Refinery throughputs on own account	(mmtonnes)	24.02	24.52	26.41
Retail market share in Italy	(%)	25.0	24.3	24.5
Retail sales of petroleum products in Europe	(mmtonnes)	8.54	8.59	8.89
Service stations in Europe at year end	(number)	5,544	5,622	5,846
Average throughput of service stations in Europe	(kliters)	1,783	1,742	1,754
Balanced capacity of refineries	(kbbl/d)	548	548	548
Capacity of biorefineries	(ktonnes/year)	360	360	360
Production of biofuels	(ktonnes)	206	181	179
GHG emissions/products (crude oil and semifinished) processed in refineries	(tonnes CO2eq/kt)	258	278	253
Production of petrochemical products	(ktonnes)	5,818	5,646	5,700
Sales of petrochemical products		3,712	3,759	3,801
Average petrochemical plant utilization rate	(%)	73	72	73

KEY SUSTAINABILITY ISSUES
AND STAKEHOLDERS' PERSPECTIVE

| Eni's key sustainability issues: definition process

Eni defines and reports annually on key sustainabilty issues for the Company and stakeholders. The definition of these topics is based on a process of identification and prioritization which includes:

ANALYSIS OF SUSTAINABILITY SCENARIO

Analysis of the context in which Eni operates, highlighting the emerging issues of sustainability, the relevant issues and the progress compared to the targets set. This scenario analysis is presented and examinated in the Sustainability and Scenarios Committee and approved by Eni’s Board of Directors.

RISK ASSESSMENT RESULTS

Identify the main Eni’s risks including those with potential impacts on environment, health and safety, social and reputational aspects.

STAKEHOLDERS' PERSPECTIVE

This process identifies key issues for different stakeholders designed in accordance to the international standards such as the Global Reporting Initiative, (GRI), Accountability AA1000 and the IFC guidelines "Stakeholder Engagement: A Good Practice Handbook for Companies Doing Business in Emerging Markets" which considers the potential impacts on stakeholders referring to environmental, social and governance issues (ESG).

The topics arisen from the analysis and evaluations are the basis to define Eni's strategic sustainability Guidelines, issued by the Chief Executive Officer for all business segments. These Guidelines are deployed in the four-year strategic plan and the managerial targets are defined. These also identify key and material sustainability issues , which able the company to create value in the short, medium and long-term. These topics are represented below according to the three levers of Eni’s business model (Path to Decarbonization, Operating Model, Cooperation Model).

16	KEY SUSTAINABILITY ISSUES AND STAKEHOLDERS’ PERSPECTIVE	Eni Integrated Annual Report 2017

| Stakeholders' perspective

STAKEHOLDER	ENI'S PEOPLE AND NATIONAL AND INTERNATIONAL LABOUR UNIONS	LOCAL COMMUNITIES AND COMMUNITY BASED ORGANIZATION	CONTRACTORS, SUPPLIERS AND COMMERCIAL PARTNERS	FINANCIAL COMMUNITY
2017 MAIN ACTIVITIES	Internal communication plan focused on strategy, targets, Eni's results and on integration topics, declined in: a) Organization and process (Leadership Meeting; Global Engage; "WE" for the team; Safety & Environment Day 2017); b) Know-how integration and experience (best practices sharing, storytelling, support to organization and communication of defined initiatives); c) Culture and behaviour. Meeting with national and international labour unions, in the field of Global Framework Agreement[1], finalized to a dialogue on certain social and working situations in countries of worker representatives' origin.	Start of consultation activities with the authorities and the local communities for planning, management and realization of initiatives for the community in Congo (development and implementation of CATREP), Iraq (planning of long-term education activities), Egypt (planning of sustainable activities connected to Zhor), Nigeria (renegotiation of single sustainabilty MoU regarding every communities). Public consultation in permitting and operative processes in Myanmar, Mozambico, Montenegro, Mexico, Kazakhstan and Ghana. Constant dialogue with the Community Resettlement Committee in Palma area and Mozambico, supporting the resettlement process.	Required respect of Eni's Code of Ethics, Eni's Guidelines for the protection and promotion of Human Rights and Company's Model 231. Meetings with local companies addressed to illustrate the sustainability Eni's values (respect of Human Rights). Awarding of the best suppliers in terms of safety performance in the year with the Eni Safety Award. Possible communications of not conformity/ improvement areas emerging as result of processes of qualification.	Launch of the strategic plan in London and Milan and top management Road-show. Conference call on quarterly results. Participation in tematic conferences organized by financial institutions. Corporate governance Road-show held by Eni's Chairman in London, Paris and Milan. Engagement with investors about industrial topics, financial and ESG themes also relating to Shareholders' Annual meetings.

MAIN TOPICS	ENI'S PEOPLE AND NATIONAL AND INTERNATIONAL LABOUR UNIONS	LOCAL COMMUNITIES AND COMMUNITY BASED ORGANIZATION	CONTRACTORS, SUPPLIERS AND COMMERCIAL PARTNERS	FINANCIAL COMMUNITY
Integrity and transparency	●		●	●
Climate change and energy efficency	●		●	●
Health and safety in the workplace	●		●	●
Organizational environment and welfare	●		●	●
Management of environmental impacts		●	●	●
Protection of human rights		●	●	●
Economic and financial value creation			●	●
Fairness and transparency of commercial policies			●	
Sustainable management of the supply chain			●	●
Relations with community and local development		●	●	●
Asset integrity and emergency management			●	●
Corporate governance				●
Challange for the progress				
Risk and vulnerability in the energy sector				●
Response capacity to the consumers needs

(1) Global Framework Agreement on Industrial Relations and on International level and on Company’s Social Responsability, subscribed by Eni in 2016 with IndustriALL Global Union and with the Italian Union Labour Organizations of Industry.

Eni Integrated Annual Report 2017	KEY SUSTAINABILITY ISSUES AND STAKEHOLDERS’ PERSPECTIVE	17

(2) Italian National Council of Consumers and Users.	(5) World Business Council for Sustainable Development.
(3) Oil and Gas Climate Initiative.	(6) Interministrial Commitee on Human Rights.
(4) Oil&gas association active in environmental and social issues.	(7) Extractive Industries Transparency Initiative.

BUSINESS

MODEL

Eni’s business model is focused on creating long-term value, for both the company and its stakeholders, through the achievement of goals relating to profitability and growth, efficiency, operational excellence and prevention of business risks. Eni recognizes that the main challenge in the energy sector is providing access to energy resources for all efficiently and sustainably, while combating climate change.

To meet this challenge, Eni has adopted an integrated strategy to pursue its operating objectives, combining financial robustness with social and environmental sustainability, based on:

-	a path to decarbonization;
-	an operating model that reduces business risks as well as social and environmental impacts;
-	a host country cooperation model based on long-lasting partnerships.

Accordingly, support for countries’

development in order to promote efficient and sustainable access to energy resources for all, valuing people, environmental protection, combating climate change, safeguarding health and safety, respect for human rights, ethics and transparency are fundamental values integrated within the Eni business model. The Eni Board of Directors has always played a central role in the definition of sustainability policies and strategies, and also in the validation of relative results.

While carrying out the related duties, the Board is supported by the Sustainability and Scenarios Committee, established by the Board of Directors in 2014. The importance that Eni places on this area is demonstrated by the fact that, once again in 2017, the CEO’s variable Incentive Plan and those for all managers with strategic responsibilities include sustainability objectives. In order to pursue these objectives, Eni has set-up organizational and management models, operating tools and cross-functional working groups for the various sustainability areas, as set out in the table on the following page.

Eni Integrated Annual Report 2017	BUSINESS MODEL	19

PATH TO DECARBONIZATION	DIMENSION	ORGANIZATIONAL AND MANAGEMENT MODELS

•   Centralized function dedicated to climate change

•   Climate Change Program cross-functional working group whose Steering Committee is chaired by the CEO: aims to gradually reduce GHG emissions in line with the 2 °C target

•   Energy Transition Research and Development Program: aims to develop technologies to promote the rapid spread of natural gas usage, decarbonizing the supply chain

•   Energy Solutions: business development for energy production from renewable sources and management of relevant assets by dedicated companies

OPERATING MODEL	DIMENSION	ORGANIZATIONAL AND MANAGEMENT MODELS

•   Human resources management and development tools, aimed at professional growth and involvement, inter-generational exchange of experiences, building of cross-cutting managerial development courses in line with the company’s strategic opportunities, professional development in core technical areas and valuing diversity

•   Knowledge management system for integrating and sharing know-how and professional experiences

•   National and international industrial relations management system: participative model and platform of operating tools to motivate and engage employees in the business, in the implementation of the standards envisaged by the International Labour Organization agreements and the indications given by the Institute for Human Rights and Business

•   Health management system based on an operating platform of qualified health providers and partnerships with university research centers and national and international governmental institutions

•   Security management system aimed at guaranteeing protection for Eni people in high risk countries

•   Welfare system for the achievement of work-life balance and the enhancement of services for employees and their families

•   Health and safety management system for workers according to the BS OHSAS 18001 standard, used in a standardized manner for all operating activities

•   Process safety management system aimed at preventing major accidents by applying high technical and managerial standards (application of best practices for asset planning and design, operation and management, maintenance and decommissioning)

•   Emergency preparation and response with plans that put protection of people and the environment first

•   Integrated health, safety and environment management system: adopted in all plants and production units in accordance with the ISO 14001 environmental management standard

•   Application of the Environmental, Social & Health Impact Assessment (ESHIA) process to all projects

•   Green Sourcing Working Group: for the definition of a structured model to identify methods and technical requirements that must be adopted for the selection of products and suppliers able to guarantee better environmental performances

•   Biomasses Working Group: implementation of the commitments in Eni’s Position on biomass and palm oil

•   Human rights management process regulated by a Management System Guideline

•   Business and Human Rights Working Group: to further align company processes with the main international standards and best practices

•   Application of the ESHIA process to all projects, integrated with analysis of human rights impact

•   Specific analyses of human rights impacts known as HRIA (Human Rights Impact Assessment)

•   “Anti-Corruption Compliance” organizational structure reporting directly to the Chief Executive Officer

•   Anti-Corruption Compliance Program: system of rules and controls to prevent corruption crimes

•   Anti-Corruption management system certified in accordance with the ISO 37001:2016 guideline

•   Model 231: defines responsibilities, sensitive activities and control protocols for crimes of corruption under the Italian Legislative Decree 231/01 (including environmental crimes and crimes relating to workers’ health and safety)

•   Procurement Process designed to check, through qualification, selection, management and monitoring of suppliers, as well as assessment using parameters from the Social Accountability Standard (SA8000), the compliance with Eni’s requirements in relation to ethical conduct and trustworthiness, health, safety, environmental protection and human rights

•   Centralized Research & Development Function for optimal sharing and best use of know-how

•   Management of Technological Innovation projects in line with R&D best practices (planning and control for the steps following the development of the technology)

•   Continuous updating of procedures relating to the protection of intellectual property and the identification of professional R&D suppliers/services

COOPERATION MODEL	DIMENSION	ORGANIZATIONAL AND MANAGEMENT MODELS

•   Sustainability focal point at the local level, who interfaces with the central office to define local community development programs in line with national development plans and business processes

•   Application of the ESHIA process to all projects

•   Stakeholder management system platform for management and monitoring of the relations with local and other stakeholders and grievances. Formal process for collecting, managing and identifying grievance cases for analysis at a central level

•   Local Content Working Group: definition of a model for local content assessment based on a methodology for measuring the direct, indirect and induced effects of operations in a specific geographical area

•   Risk identification, mitigation and monitoring system linked to relations with local stakeholders

SCENARIO

AND STRATEGY

| The reference market and the competitive environment

Transition towards a low-carbon energy mix

Companies operating in the energy sector face with two challenges: satisfy growing energy needs, working to build a future in which everyone can access to the energy sources in an efficient and sustainable way and limit their emissions in the atmosphere, contributing to the gradual path to decarbonization, in accordance with the decision taken in COP, starting from Paris 2015.

In 2040 the world population is expected to grow from 7 million to 9 million and the energy demand will increase by approximately

30%. There will be also a geographical shift in consumption and 70% of energy demand will come from non-OECD countries, representing approximately 85% of worldwide population.

In this context, natural gas represents an opportunity for a strategic repositioning of the oil companies thanks to lower carbon intensity and the possible integration with renewable sources in the electricity production. There is a growing awareness on the needs to promote policies aimed at replace coal in electricity generation.

| Industrial plan

The 2018-2021 industrial plan includes a gradual increase in Brent price scenario up to the balance long-term value of 72 $/bbl, in line with the market fundamentals trend.

Our deep transformation process of Eni's business model was implemented in the 2014-2017 period. As a result of this, we have set a company strongly integrated in the oil&gas value chain, strengthened and constantly growing in the upstream business, completed the turnaround in the mid-downstream business and more focused on the robustness of the financial structure. This process has been supported by organizational initiatives aimed at a more effective integration in the different company's function.

Operating, economic and financial goals of the 2018-2021 plan target the development and the value growth in all businesses by leveraging the high level of maturity and soundness due to the advanced actions planned, such as: production ramp-ups of the fields lately started up, progress of planned project sanction to support production start-up, renegotiation of long-term supply contracts, LNG contracted volumes, reduced break-even level of refining activities, integration and specialties growth in the chemical business as well as our path to decabornization and development of the green businesses based on a distinctive model.

Another key driver of our plan is the dissemination of digital technology to catch development, efficiency and work-safety opportunities.

The low break-even of capex in execution phase, economic, financial and technical discipline as well as the decrease in activity of environmental impacts together with the improving Eni's portfolio integration, will allow to catch addition value and allowed the Company Eni to be more financial resilient and robust. In the 2018-2021 period, our cash neutrality (capex and dividend) targets are improving than the previous plan; in particular, in 2018, we plan a cash neutrality at a Brent price of approximately 55 $/bbl and decline to 50 $/bbl at the end of the plan period due to a growth in all businesses and the ongoing capex discipline.

2018-2021 TARGETS

Eni Integrated Annual Report 2017	SCENARIO AND STRATEGY	21

2017, the year of rebalancing

In 2017, after three years of oversupply, OPEC and non-OPEC cuts in production and the strong demand led to rebalancing. At the end of 2017, OECD total stocks were near to the last 5 year average volumes, in line with the OPEC target. Geopolitical crises came back to play upward. In contrast, the growth of tight oil in the USA fuelled high volatility phases: notwithstanding a growth rate lower than the ones recorded during the boom years, the short-cycle nature of tight oil and the international export of crudes from the USA are the main volatility drivers for the market. 2017 average Brent price was 54.3 $/bbl (up 10 $/bbl vs. 2016), exceeding the 65 $/bbl threshold at the end of the year.

OPEC strategy addressing 2018 scenario

Expected cuts in 2018 and subsequent market control strategy by OPEC will support in 2018, driven also by widespread geopolitical crisis, primarily in Venezuela where production levels reached thirty years ago level. Capital expenditure discipline of

Capital expenditure discipline of the last two years will allow to maintain high prices, determining a gap from expected demand.

A better context in the mid-downstream industry

In Europe the rationalization process started in 2008 until the end of 2014, with margins and commodity demand recovery.

In 2017, in a trading scenario characterised by high margins, there were no reductions of capacity, despite the increase in Brent price. In the next years, European refining industry is expected to continue benefitting from demand growth and the IMO impact at 2020, which would foster the profitability of complex refineries in place of simple ones subject at risk of shut-down. However, European refiners will be less penalized because of already achieved capacity reduction. In the refinery business, Europe is expected to remain a marginal refiner in a global market of high competition from operators located in the Middle East, the USA, Russia and Asia, which leverage on competitive advantages in terms of supply cost and efficiency.

| Upstream

Valorization and growth of the exploration portfolio, with the target to discover 2 billion boe and improve the geographical diversification.

●	Exploration activity in operated conventional assets with high-equity themes in line with the Dual Exploration Model.

●	Renewal of the portfolio of exploration leases by focusing on liquids and high materiality play.

●	Focus on near-field initiatives with reduced time-to-market and instant cash flow in the countries with operated facilities.

●	Build-up of exploration activities in "high risk-high reward" areas.

●	Drilling of approximately 115 wells located over 25 countries.

Growing generation with a cumulated free cash flow of approximately €22 billion in the 2018-2021 period.

●	Production growth at an average annual rate of 3.5% in 2018-2021 focusing on value leveraging on the ramp-ups at fields started up in 2017 and new planned production in the next four year with a level of cash flow per boe higher than the portfolio average; to 2025 expected further growth of production at the average annual rate of 3%.
●	Start-up and strengthening of integration with the Gas & Power segment to monetize gas equity.

●	Strengthened project execution modularization and design-to cost which will enable the Company to reduce financial exposure and execution risks.

●	Optimizing efficiency by means of several initiatives to reduce operating costs and non-productive time also with processes digitalization.

2018-2021 UPSTREAM TARGETS

22	SCENARIO AND STRATEGY	Eni Integrated Annual Report 2017

| Mid-downstream

GAS & POWER

Economic and financial results in the four-year plan: the adjusted operating profit expected at €0.8 billion in 2021; cumulated free cash flow at €2.4 billion in 2018-2021.

●	Growth in LNG business benefitting from the integration with upstream business for the enhancement and monetization of the latest Eni's discoveries; LNG contracted volumes expected to increase to 12 MTPA in 2021 and 14 MTPA in 2025.

●	Ongoing restructuring of Eni supply portfolio, through renegotiation of gas contracts and reduction of logistic costs.

●	Enhancement and growth of the retail business' customer base by developing of new products/services and implementing transformation initiatives leveraging on accelerating channels and digitalization. In 2021 customers will increase to 11 million, up by 25% vs. 2017.

REFINING & MARKETING

Economic and financial results in the four-year plan: the adjusted operating profit expected at €0.9 billion in 2021; cumulated free cash flow at €2.1 billion in 2018-2021.

●	Reducing refining break-even margin at approximately 3 $/barrel by the end of 2018.

●	Completion of the Gela conversion in biorefinery and the development of the second phase of the Venice biorefinery.

●	Strengthening of marketing activities in countries of presence.

●	Focus on digitalization to optimize operations and enhance efficiencies.

CHEMICALS

Adjusted operating profit increasing to €0.4 billion in 2021; cumulated free cash flow expected at €0.3 billion in the four-year plan.

●	Consolidation of industrial footprint by enhancing business integration, efficiency, optimization of existing assets and new plants.

●	Portfolio upgrade with the differentiated products, the development of new products from R&D activities, as well as the acquisition of new technologies.
●	International development strengthening Versalis commercial network in Americas and the Far East.

●	Consolidation of “green” initiatives consistent with decarbonization strategy, through the use of natural feedstock and developing “bio-tech” solutions.

2018-2021 MID-DOWNSTREAM TARGETS

Eni Integrated Annual Report 2017	SCENARIO AND STRATEGY	23

| Dividend policy

In light of the progress in all businesses and the expected growth in the next four-year plan, Eni intends to increase the cash dividend to €0.83 per share. Eni is committed to a progressive remuneration policy linked to our underlying earnings and free cash flow growth. Share buy-back remains a flexible way to return to shareholders the cash in excess of the leverage target (0.20-0.25).

| Focus on decarbonization

Eni defined a path to decarbonization and implemented a clear and defined climate strategy, integrated with its own business model. lt is based on the following pillars:

-	reduction of direct GHG emissions: by 2025 we target to reduce upstream direct GHG emissions by 43% compared to 2014 realizing projects to eliminate process flaring, reduce fugitive emissions of methane (by 80% vs. 2014) and energy efficiency projects; capex planned in order to reach these targets amounts to €0.6 billion in 2018-2021 at 100% and with relate only to upstream operated activities;

-	“low carbon” oil&gas portfolio characterized by conventional projects developed through a phased approach and with low C02 intensity. The total break-even of the new projects in execution is below 30 $/bbl and are therefore resilient even in low cabon scenarios. Generally, Eni’s portfolio has a higher share of gas, a bridge towards a reduced emissions future;
-	green business development through: (i) a growing commitment to renewable energy (approximately 1,000 MW installed power in 2021); (ii) development of the second phase of the Venice biorefinery and the completion, by the end of 2018, of the Gela biorefinery; (iii) strengthening of green chemistry, with production of bio-intermediates from vegetable oil at Porto Torres, studies and partnerships with other operators. Eni's capex for the 2018-2021 four-year period amount to more than €1.8 billion, including R&D costs to support path to decarbonization.
-	commitment to research and development (R&D), which will play a key role in achieving maximum efficiency in the decarbonization process.

2025 TARGETS

INTEGRATED

RISK MANAGEMENT

The integrated risk management (IRM) process is aimed at ensuring that management takes risk-informed decisions, with adequate consideration of actual and prospective risks1, including medium and long-term ones, within the framework of an organic and comprehensive vision.

IRM Model also aims to strengthen the organization awareness, at any level, that suitable management and evaluation risk may impact the delivery of corporate targets and value.

| Integrated Risk Management Model

The IRM Model is characterized by a structured approach, based on international best practices and considering the guidelines of the Internal Control and Risk Management System (see page XX), that is structured on three control levels. Risk Governance attributes a central role to the Board of Directors (BoD) which defines the nature and level of risk in line with strategic targets, including in evaluation process all those risks that could be consistent for the sustainability of the business in the medium-long term.

The BoD, with the support of the Control and Risk Committee, outlines the guidelines for risk management, so as to ensure that the main corporate risks are properly identified and adequately assessed, managed and monitored.

For this purpose, Eni’s CEO, through the IRM process, presents every three months a review of the Eni’s main risks to the Board of Directors. The analysis is based on the scope of the work and risks specific of each business area and processes aiming at defining an integrated risk management policy; the CEO also ensures the evolution of the IRM process consistently with business dynamics and the regulatory environment. Furthermore, the Risk Committee, chaired by the CEO, holds the role of consulting body for the latter with regards to major risks. For this purpose, the Risk Committee evaluates and expresses opinions, at the instance of CEO, related to the main results of the IRM process.

inteGrated risK manaGement model

(*) Including Integrated Risk Management function.

(1) Potential events that can affect Eni's activities and whose occurance could hamper the achievement of the main corporate objectives.

Eni Integrated Annual Report 2017	INTEGRATED RISK MANAGEMENT	25

| Integrated Risk Management Process

The IRM Model is implemented through a process of integrated management which is both continuous and dynamic and leverages on the risk management systems already adopted by each business unit and corporate processes, promoting harmonization with methodologies and specific tools of the IRM Model.

The process, regulated by the “Management System Guideline (MSG) Integrated Risk Management” published on July 2016, has been revised to strengthen the integration with the decision-making process. The IRM process includes six sub-processes: (i) risk management guidelines, (ii) risk strategy, (iii) risk assessment & treatment, (iv) risk monitoring, (v) risk reporting, and (vi) risk culture.

It takes a top-down and risk-based approach, starting from the definition of Eni’s Strategic Plan (risk strategy), by identifying specific de-risking targets, the analysis of the underlying risk profile of the Plan, also through stress test for economic-financial resiliency vs. strategic targets, as well as the identification of strategic treatment actions. These activities performed coherently and integrated with the strategic planning process, support the Board's assessments regarding the acceptability of the risk profile of the strategic plan subject to his attention.

The process continues with the periodic cycles of risk assessment & treatment and monitoring, the profile analysis on specific risks of the relevant transactions, as well as the integrated analysis on the risks in common with certain business and/ or functions. The risk evaluation is carried out through metrics considering both potential quantitative (financial-economic or operations) and qualitative (like environment, health and safety, social, reputation, etc.) aspects. The prioritization is based on a multi-dimensional matrices that allows to obtain the risk level as combination of probability cluster and impact cluster.

All risks are evaluated and expressed following an inherent and a residual level (taking into account the implemented actions of mitigation). Eni’s top risks portfolio consists of 20 risks classified in: (i) external risks, (ii) strategic risks and, finally, (iii) operational risks (see Objectives, risks and treatment actions on the following pages). In 2017, two-assessment session were performed: the Annual Risk Profile Assessment performed in the first half of the year, involving 81 subsidiaries in 28 countries and the Interim Top Risk Assessment performed in the second half of the year, relating to the update of the evaluation and treatment of Eni’s top risks and main business risks. The second assessment also revaluated certain main risks to the business level. The two-assessment results were submitted to Eni's management and control bodies in July and December 2017.

In addition, three monitoring processes were performed on top risks. The monitoring of such risks and the relevant treatment plans allow to analyze the risks evolution (through update of appropriate indicators) and the progress in the implementation of specific treatment measures decided by management.

The monitoring results were submitted to the management and control bodies in March, July and October 2017.

In the second half of 2017, IRM function provides the identification of specific de-risking objectives of the main corporate and business risks, issued as part of the 2018-2021 Guidelines by CEO, and identifies the chapters of the Strategic Plan 2018-2021 related to risk factors (business and consolidated risks), including mitigation actions.

INTEGRATED RISK MANAGEMENT PROCESS

The risk culture develops a common language and spread an appropriate risk management culture across all organizational levels to build awareness that suitably identifying, assessing and managing various types of risk can affect the achievement of objectives and the value of the company. Risk culture, moreover, promotes a greater inclusion of risk management in the company’s processes to ensure consistency in methodology, and in general, in management tools and in risk control.

26	INTEGRATED RISK MANAGEMENT	Eni Integrated Annual Report 2017

| Targets, risks and treatment measures

		COUNTRY	COUNTRY/COUNTERPARTY
EXTERNAL RISK	MAIN RISK EVENTS	Political and social instability in the countries of operations may lead to acts of internal conflicts, civil unrests, violence, sabotage and attacks, with consequent production interruptions and losses as well as interruptions in gas supplies via pipe and people and assets damages.	Upstream Credit and Financing risk partner related to the credit proceeds delay or cost recovery.

TREATMENT MEASURES

•  Geographic diversification of portfolio assets since the exploration phase and business diversification;

•  Reduction of the exposure through the Dual Exploration Model;

•  Keeping efficient and long-lasting relationships with producing countries and local stakeholders even throughout local social development and sustainability projects;

•  Implementation of the security management system with the analysis of the preventive measures specific for site.

→ Rif. pages 81-82

UPSTREAM

•  Finalization of specific agreements on repayment plans of third parties receivables;

•  Securitization package with in-kind withdrawals negotiating and/or utilization of dedicated escrow account;

•  Mitigation collaterals (sovereign guarantees, parent company guarantees, credit letters);

• Carry agreement negotiations.

→ Rif. page 88

		CLIMATE CHANGE	COMMODITY PRICE
STRATEGIC RISK	MAIN RISK EVENTS	Climate change mainly referred to drivers of energy transition (market scenario, legislative and technologic evolution and reputation) and to the phisical drivers (extreme/chronical climatic events).	Oil global demand and supply imbalance risk.

TREATMENT MEASURES

•  GHG action plan to 2025 approved by the Board of Directors and strengthening the Climate Change issue in the strategic plan, with medium-term targets and investments in line with the action plan to 2025. Commitment to the definition of a long-term decarbonization roadmap;

•  Participation in the Preparer Forum for oil&gas, as part of the Task Force on Climate-related Financial Disclosures (TCFD), finalized to supporting the progressive and correct transposition of recommendations issued by TCFD;

•  Strenghtening the role of gas as pillar of the transition to low carbon, also through a concrete commitment in the reduction of methan emissions into the entire value chain;

•  Sustainable development of green refinery business and targeted initiatives based on bio-chemistry, as well as business integration with renewable energy;

•  Inclusion of a sensitivity on “Carbon Pricing” in the evaluation process for main investments and resilience analysis of portfolio applying the low carbon IEA scenario;

•  Commitment to low carbon research through Energy Transition Program and partecipation in OGCI Climate Investments Fund.

→ Rif. pages 85-86

• Reduction of new projects break-even price; widespread efficiency initiatives and disposal plan. → Rif. pages 75-76

		ACCIDENTS	PROCEEDINGS ON CORRUPTION
OPERATIONAL RISK	MAIN RISK EVENTS

Blow-out risks and other relevant accidents affecting the upstream assets, refineries and petrochemical plants, as well as the transportation of hydrocarbons by sea and land (i.e. fires/ explosions, etc.) with impact on people and assets damages, company profitability and reputation.

Negative impact on the Company reputation, profitability and business perspectives due to the lack in compliance (real or perceived) with the laws and rules, in particular on anti-corruption themes, on behalf of management, employees and contractors.

TREATMENT MEASURES

•  New methodology to classify complex wells and geologic “Real time monitoring” of well drilling phases;

•  Development of innovative digital instruments and big data analyzers to improve operative performances and to support the preventive maintenance (i.e. real-time monitoring central room for productive assets);

•  Asset Integrity Management;

•  Specific technological development and emergency management plans; specific HSE audit and plants monitoring;

•  Management and continuous monitoring of shipping operation and third operators, vetting activities.

→ Rif. pages 77-80

Presence of the Code of Ethics and Model 231 and control of the correct application of the model (Watch Structure);

•  Presence of the Integrated Compliance Department directly reporting to the CEO;

•  Continuous monitoring of regulatory developments and a corresponding adaptation of the MSG and the Anti-Corruption Compliance Program;

•  Continuing training for compliance/anti-corruption and higher management awareness on the culture of company ethic and integrity;

•  Process of analysis and notices treatment, audit activity, continuing control on the management of legal proceedings performed by dedicated organizational structures.

→ Rif. page 86

Eni Integrated Annual Report 2017	INTEGRATED RISK MANAGEMENT	27

COUNTRY/COUNTERPARTY	EVOLUTION IN G&P LEGISLATION
Mid-downstream business credit risk.	Potential deteriorating legislative/regulatory, national and international environment, in the Gas & Power segment with impacts to corporate profitability.

MID-DOWNSTREAM

•  Stricter selection for Retail and Business customers (credit line with a minimal rating threshold in the acquisition of customers);

•  Mitigation collaterals (advance payment, credit letters, bank guarantees and/or Parent Company Guarantees);

•  Receivables sold to financing institutions;

•  Time to bill reduction and captive insurance.

→ Rif. page 88

•  Institutional actions on regulatory initiatives and potentially critical policies (i.e. further advocacy of Eni to European strategy to climate/ energy 2030 and 2050, also following the adoption of National Energy Strategy - NES);

•  Constant dialogue with institutions and regulatory Authorities, also by category associations;

•  Possibility of appeal against legislative and regulatory initiatives of Authorities in order to protect Eni's interests.

→ Rif. page 83

STAKEHOLDER	GAS CONTRACTS
Relationships with local and international stakeholders on oil&gas industry activities, with impacts also in the media.

Potential differences between the cost of supply and the minimum off take obligations in take-or-pay long-term gas supply contracts compared to current market conditions and management of arbitrations/negotiations with gas suppliers.

•  Integration of targets and sustainability projects (i.e. Community Investment) within the Strategic Plan and incentive program;

•  Targeted communication plan and communication initiatives aimed at spreading Eni's strategy and activities, also through social media with a mainly institutional target;

•  Meeting and dialogue with stakeholders initiatives and strenghtening of presence in the critical areas in order to intensify the relationship management with local authorities;

•  Development of measurement instruments and monitoring of corporate reputation (RepLab) for all stakeholders categories.

→ Rif. pages 81-82

•  Prolonged supply portfolio restructuring process through the renegotiation of price-volume conditions;

•  Portfolio balancing by the sale of volumes not intended to commercial segments to the financial markets (physical and liquid financial hub) both in Italy and in Northern Europe;

•  Continuous control of management of arbitrations and negotiations by dedicated units.

→ Rif. pages 82-83

ENVIRONMENTAL AND HEALTH PROCEEDINGS	CYBER SECURITY

Environmental and health proceedings as well as evolution in HSE legislation may trigger contingent liabilities, impact on company profitability (costs for remediation activities) and on corporate reputation.

Cyber Security and industrial Espionage.

•  Integrated System of HSEQ Management;

•  Transversal organizational unit dedicated to legal assistance to HSE matters;

•  Definition of paths with Public Authorities (program agreements, transactions, etc.);

•  Monitoring of authorization processes of the remediation projects through a continuous dialogue with the stakeholders and the competent Authorities for the remediation activities;

•  Technological development activities with international universities and partnerships with environmental engineering company.

→ Rif. pages 77-78

•  Centralized governance model of Cyber Security, with units dedicated to cyber intelligence and prevention, monitoring and management of cyber attacks;

•  Rules dedicated to IT security management and information protection;

•  Operating plans aimed at increasing security of industrial sites, training and awareness initiatives dedicated to Eni's employees;

•  Developing a methodology aimed at quantitative evaluation of residual Cyber Security risk.

→ Rif. pages 87-88

Eni's target →       Company profitability       Corporate Reputation      Relationship with Stakeholders, Local development

GOVERNANCE

Integrity and transparency are the principles that have inspired Eni in designing its corporate governance system1, a key pillar of the Company’s business model. The governance system, flanking our business strategy, is intended to support the relationship of trust between Eni and its stakeholders and to help achieve business goals, creating sustainable value for the long-term. Eni is committed to building a corporate governance system founded on excellence in our open dialogue with the market and all stakeholders.

Ongoing, transparent communication with stakeholders is an essential tool for better understanding their needs. It is part of our efforts to ensure the effective exercise of shareholder rights.

With this in mind, recognising the need for a deeper dialogue with the market, in 2017 Eni organised a new cycle of “corporate governance roadshows” involving the Chairman of the Eni Board of Directors with the main institutional investors of Eni to present the Company’s governance system and main initiatives in the fields of sustainability and corporate social responsibility.

The initiative was much appreciated by the investors, who welcomed the open and constructive dialogue forged with the Company. In particular, the investors applauded the composition of the Board of Directors, including its diversity, the governance measures adopted and the completeness and transparency of the information provided to shareholders and the market as a whole. In addition, during the meetings the investors displayed considerable interest in developments in the governance of risks and the control system, including compliance, the associated organisational arrangements and the leading role reserved for the Board and the Chairman in the system. Additional events were held in early 2018.

| The Eni Corporate Governance structure

Eni’s Corporate Governance structure is based on the traditional Italian model, which – without prejudice to the role of the Shareholders’ Meeting – assigns the management of the Company to the Board of Directors, supervisory functions to the Board of Statutory Auditors and statutory auditing to the Audit Firm.

Eni’s Board of Directors and Board of Statutory Auditors, and their respective Chairmen, are elected by the Shareholders’ Meeting using a slate voting mechanism. Three directors and two statutory auditors, including the Chairman of the Board of Statutory Auditors, are elected by non-controlling shareholders, thereby giving minority shareholders a larger number of representatives than that provided for under law. The number of independent directors provided for in the Eni By-laws is also greater than the number required by law.

In April 2017, the Shareholders’ Meeting re-elected 8 of the 9 directors from the previous term. With regard to the Board of Statutory Auditors, 2 of the 5 previous statutory auditors were reappointed.

As with the appointments made in 2014, in deciding the composition of the Board of Directors, the Shareholders’ Meeting was able to take account of the guidance provided to investors by the previous Board with regard to diversity, professionalism, management experience and international representation. The outcome was a balanced and diversified Board of Directors.

The composition of the Board of Directors and of the Board of Statutory Auditors is also more diversified in gender terms, in accordance with the provisions of applicable law and the By-laws.

Moreover, the number of independent directors on the Board of Directors (72 of the 9 serving directors, of whom 8 are non-executive directors) remains greater than the number provided for in the By-laws and in the Corporate Governance Code.

The Board of Directors appointed a Chief

Executive Officer and established four internal committees with advisory and recommendation functions: the Control and Risk Committee3, the Compensation Committee4, the Nomination Committee and the Sustainability and Scenarios Committee. The Committees report, through their Chairmen, on the main issues they address at each meeting of the Board of Directors.

The Sustainability and Scenarios Committee, which was retained by the Board of Directors for the new term as well, has a key role in addressing sustainability issues, which are considered an integral part of the decisions of the Board, incorporated in the Company’s business model.

In addition, at its meeting of July 27, 2017, the Eni Board of Directors established an Advisory Board5, charged with analysing major geopolitical, technological and economic trends, including issues associated with decarbonization, in support of the Board itself and of the Chief Executive Office.

(1) For more detailed information on the Eni Corporate Governance system, please see the Corporate Governance and Shareholding Structure Report, which is published on the Company’s website in the Governance section.

(2) Independence as defined by applicable law, to which the Eni By-laws refer. Under the Corporate Governance Code, 6 of the 9 serving directors are independent.

(3) As regards the composition of the Control and Risk Committee, Eni requires that at least two members shall have appropriate experience with accounting, financial or risk management issues, exceeding the requirements of the Corporate Governance Code, which recommends only one such member. In this regard, on April 13, 2017 the Eni Board of Directors determined that 3 of the 4 members of the Committee, including the Chairman, have the appropriate experience. The level of experience of the Committee members therefore exceeds that provided for in the Committee Rules.

(4) The Rules of the Compensation Committee require that at least one member shall have adequate expertise and experience in finance or compensation policies. These qualifications are assessed by the Board of Directors at the time of appointment. In this regard, on April 13, 2017 the Eni Board of Directors determined that 3 of the 4 members of the Committee have the appropriate expertise and experience. The level of expertise and experience of the Committee members therefore exceeds that provided for in the Committee Rules.

(5) The Advisory Board is chaired by the director Fabrizio Pagani. The other members are: i) Ian Bremmer; ii) Christiana Figueres; iii) Philip Lambert; iv) Davide Tabarelli. More information is available on the Eni website, in the Governance section.

Eni Integrated Annual Report 2017	GOVERNANCE	29

The Board of Directors also retained the Chairman’s major role in internal controls, with specific regard to the Internal Audit unit. The Chairman proposes the appointment and remuneration of its Head and the resources available to it, and also directly manages relations with the unit on behalf of the Board of Directors (without prejudice to the unit’s functional reporting to the Control and Risk Committee and the Chief Executive Officer, as the director in charge of the internal control and risk management system). The Chairman is also involved in the appointment of the primary Eni officers responsible for internal controls and risk management, including the officer in charge of preparing financial reports, the members of the Watch Structure, the Head of Integrated Risk Management and the Head of Integrated Compliance, which report directly to the Chief Executive Officer, including in his capacity as the director in charge of the internal control and risk management system of Eni. Finally, the Board of Directors, acting on a recommendation of the Chairman, reappointed the Secretary, keeping his role as Corporate Governance Counsel, charged with providing assistance and advice to the Chairman, the Board of Directors and the individual directors, reporting periodically to the Board of Directors on the functioning of Eni’s corporate governance system.

This report enables the periodic monitoring

of the governance model adopted by the Company, designed on the basis of the most prominent studies in this field, the choices of our peers and the corporate governance innovations incorporated in the corporate governance codes of other countries and in the principles issued by leading international bodies, identifying any strengths and areas for additional improvement in the Eni system. In view of this role, the Secretary, who reports to the Board of Directors itself and, on its behalf, to the Chairman, must also meet appropriate independence and other requirements6. The following chart summarises the Company’s corporate governance structure at December 31, 2017:

(6) The Charter of the Board Secretary and Corporate Governance Counsel (Company Secretary) is available on the Eni website, in the Governance section.

30	GOVERNANCE	Eni Integrated Annual Report 2017

| Decision making

The Board of Directors entrusts the management of the Company to the Chief Executive Officer, while retaining key strategic, operational and organizational powers for itself, especially as regards governance, sustainability7, internal control and risk management.

In recent years, the Board of Directors has devoted special attention to the Company’s organizational arrangements, with a number of important measures being taken with regard to the internal control and risk management system. More specifically, the Board decided that the Integrated Risk Management function reports directly to the Chief Executive Officer and created an Integrated Compliance Department, also reporting to the Chief Executive Officer, separate from the Legal Department.

Among the Board of Directors’ most important duties is the appointment of people to key management and control positions in the Company, such as the officer in charge of preparing financial reports, the Head of Internal Audit, the members of the Watch Structure and the Guarantor of the Eni Code of Ethics. In performing these duties, the Board of Directors may draw on the support of the Nomination Committee.

In order for the Board of Directors to perform its duties as effectively as possible, the directors must be in a position to assess the decisions they are called upon to make, possessing appropriate expertise and information. The current members of the Board of Directors, who have a diversified range of skills and experience, including on the international stage, are well qualified to conduct comprehensive assessments of the variety of issues they face from multiple perspectives. The directors also receive timely, complete briefings on the issues on the agenda of the meetings of the Board of Directors.

To ensure this operates smoothly, Board meetings are governed by specific procedures that establish deadlines for providing members with documentation, and the Chairman ensures that each director can contribute effectively to Board discussions. The same documentation is provided to the Statutory Auditors.

In addition to meeting to perform the duties assigned to the Board of Statutory Auditors by Italian law, including in its capacity as the “Internal Control and Audit Committee”, and by US law in its capacity as the “Audit Committee”, the Statutory Auditors also participate in the meetings of the Board of Directors and the Control and Risk Committee to ensure the timely exchange of key information for the performance of their respective duties within the Company’s internal control and risk management system.

On an annual basis, the Board of Directors, with the support of an external advisor and the oversight of the Nomination Committee, conducts a self-assessment (the Board Review)8, for which benchmarking against national and international best practices and an examination of Board dynamics are essential elements. Following the

Board Review, the Board of Directors develops an action plan, if necessary, to improve the operation of the Board and its Committees. On the basis of the experience of the Board of Directors, the Board of Statutory Auditors also elected to conduct its own self-assessment. In addition, in determining the procedures for the performance of the Board Review, the Eni Board also assesses whether to perform a “Peer Review” of the Directors, in which each director expresses his or her view of the contribution made by the other Directors to the work of the Board. The Peer Review, which has been conducted four times in recent years, most recently in February 2018 in conjunction with the Board Review, is an important innovation among Italian listed companies.

In addition, as noted previously, bearing in mind the outcome of the self-assessment, the Board, subject to assessment by the Nomination Committee and prior to election of the Board itself, provided the shareholders with guidance on the managerial and professional profiles it felt should be present on the Board.

For a number of years now, Eni has supported the Board of Directors and the Board of Statutory Auditors with an induction programme, which involves the presentation of the activities and organization of Eni by top management. More specifically, with the start of the new term, in continuity with previous initiatives, additional training sessions were held on corporate topics and business issues, sessions that included visits to operational sites.

(7) More specifically, the Board of Directors has reserved for itself decisions concerning the establishment of sustainability policies, the results of which are reported together with financial results in an integrated manner in the Annual Report, as well as the examination and approval of reports covering areas not included in the integrated reporting framework. For more information concerning non-financial disclosures, please see the section of the Report on the Consolidated disclosure of Non-Financial Information (NFI), pursuant to Legislative Decree No. 254/2016.

(8) For more information on the Board Review process, see the section devoted to that process in the Corporate Governance and Shareholding Structure Report 2017.

Eni Integrated Annual Report 2017	GOVERNANCE	31

| Remuneration Policy

Eni’s Remuneration Policy for its Directors and top management is established in accordance with the Governance model adopted by the Company and the recommendations of the Corporate Governance Code. The Policy seeks to retain with high-level professionals and skilled managers and to align the interests of management with the priority objective of creating value for shareholders over the medium/long-term.

Under Eni Remuneration Policy relating to executive roles, considerable importance is given to the variable component, also on a per-share basis, which is linked to the achievement of preset performance and financial targets, business development and operational objectives, also considering the long-term sustainability of the results, in line with the Company’s Strategic Plan. For this purpose, the remuneration of Eni’s top management is established on the basis of the position and the responsibilities assigned, with due consideration given to market benchmarks for similar positions in companies similar to Eni in dimension and complexity. Remuneration is composed of a balanced mix of fixed and variable elements. In particular, the variable remuneration of Eni’s executive officers having a greater influence on the business performance is characterized by a significant percentage of long-term incentive components, driven by proper deferral periods and/or at least three-year vesting period to reflect the long-term nature of the business and the related risk profiles.

With regard to sustainability issues, the

CEO objectives set for the year 2018, are focused on environmental matters as well as on human capital aspects.

The objectives of the Chief Officers of Eni business segments and other Managers with strategic responsibilities are assigned on the base of those assigned to top management focused on stakeholders’ perspectives, as well as on individual objectives assigned in relation to the responsibilities inherent the single managerial position, under the provisions of Company’s Strategic Plan.

The Remuneration Policy is described in the first section of the Remuneration Report, available on the Company’s website (www.eni.com) and is presented, on an annual basis, for an advisory vote at the Shareholders Meeting9.

| The internal control and risk management system10

Eni has adopted an integrated and comprehensive internal control and risk management system based on reporting tools and flows that, involving all Eni personnel, reach all the way up to the top management of the Company and its subsidiaries. The members of the Board, as well as the members of the other corporate bodies and all Eni personnel, are required to comply with Eni’s Code of Ethics (as an essential part of the Company’s Model 231), which sets out the rules of conduct for the fair and proper management of the Company’s business.

Eni adopted a regulatory instrument for the integrated governance of the internal control and risk management system, the guidelines of which, approved by the Board, set out the duties, responsibilities and procedures for coordinating between the primary system actors.

An integral part of the Eni internal control system is the internal control system for financial reporting, the objective of which is to provide reasonable certainty of the reliability of financial reporting and the ability of the financial report preparation process to generate such reporting in compliance with generally accepted international accounting standards.

Eni’s CEO and Chief Financial Officer (CFO) are responsible for planning, establishing and maintaining the internal control system for financial reporting. The CFO also serves as the officer in charge of preparing financial reports.

A central role in the Company’s internal control and risk management system is played by the Board of Statutory Auditors, which in addition to the supervisory and control functions provided for in the Consolidated Law on Financial Intermediation, also monitors the financial reporting process and the effectiveness of the internal control and risk management systems, consistent with the provisions of the Corporate Governance Code, including in its capacity as the “Internal Control and Audit Committee” pursuant to Italian law and as the “Audit Committee” under US law.

(9) In particular, in 2017, 96.33% of voting shareholders, expressed a favorable vote on Eni’s remuneration policies, this confirming the large consent registered in 2016.

(10) For more information, please see the Corporate Governance and Shareholding Structure Report 2017.

32	OPERATING REVIEW | EXPLORATION & PRODUCTION	Eni Integrated Annual Report 2017

EXPLORATION & PRODUCTION

| Performance of the year

•	In 2017, safety performance continued on a positive trend, with a total recordable injury rate of 0.28, down by 18% from 2016. New training and continuing education initiatives as well as HSE awareness programs have been developed. Eni is engaged in maintaining a high safety standard in each of its operations.

•	Upstream GHG intensity index was positive with a reduction of approximately 3% from 2016 leveraging on the continuous improvements in energy efficiency and planned initiatives to contain fugitive emissions due to ongoing maintenance of production sites and programs to improve plant set-up. These results confirm that we are well on track on our long-term targets of a reduction of 43% in 2025 vs. 2014.

•	Water re-injection was 59% in 2017, leveraging on the ongoing programs in certain operational plants, in particular in Congo, Egypt and Ecuador as well as restart of certain production plants in Libya.

•	In 2017 the E&P segment reported more than double of adjusted operating profit and more than four-fold increase of adjusted net profit compared to 2016. This performance was driven by the recovery in crude oil prices (with the Brent price up by 24%), production growth and significant reduction of tax rate.

•	2017 oil and natural gas production was a record level of 1.82 million boe/d, up by 3.2% compared to the previous year. In December 2017, production reached 1.92 million boe/d, marking an all-time high for Eni. Start-ups and ramp-ups added 243 kboe/d to the production level of 2017. Expected a 4% growth rate in 2018 full-year production.

•	Net proved reserves at December 31, 2017 amounted to 7 bboe based on a

Eni Integrated Annual Report 2017	OPERATING REVIEW | EXPLORATION & PRODUCTION	33

reference Brent price of $54 per barrel. The organic reserves replacement ratio was 103%. The ratio increased to 151%

when excluding the reclassification of proved undeveloped reserves in Venezuela to the unproved category in accordance with the applicable US SEC regulation. The reserves life index was 10.5 years (11.6 years in 2016).

| The Zohr project start-up

Eni achieved production start-up of the super-giant Zohr gas field in a record time-to-market, in less than two years from the FID and two and a half years from discovery. The Zohr project is one of Eni's seven record-breaking project that were performed by means of the achievement of integrated model of exploration and development implemented over the last few years. Leveraging on parallelizing exploration, appraisal and development phases, we achieve a faster time-to-market and a lower cost to production start-up of discoveries. The Zohr discovery is located in the Shorouk offshore block (Eni operator with a 60% interest) in Egypt offshore with estimated resources of over 30 TCF gas in place (approximately 5.5 billion boe).

| Dual Exploration Model

The Dual Exploration Model is a pillar of Eni's strategy which aims to create cash flow in advance of exploration successes by means of the partial diluition of the stakes in exploration leases where Eni retains the operatorship and control of the asset. During the year the following dispoals were closed with this approach:

•	an overall 50% stake of the Zohr giant discovery. In particular, in 2017, closed the disposal of 10% stake to BP and 30% stake to Rosneft. In March 2018 signed an agreement with Mubadala Petroleum for the divestment of an additional 10%

interest. The transaction is subject to the fulfillment of certain conditions and all necessary authorizations from Egypt’s Authorities;

•	a 25% indirect interest in the Area 4 block, offshore Mozambique, to ExxonMobil.

| Exploration activity

•	Exploration activity is also a distinctive approach of Eni's upstream model, ensuring a large amount of resources at low costs, flexibility in the short-term and fueling growth over the long-term. In 2017 additions to the Company's reserve backlog were 1 billion boe of new resources, of which 800 million boe from in-house exploration with a discovery cost of approximately $1 per barrel. From 2014, we discovered over 4 billion boe, approximately double of equity production in the same period.

•	In February 2018, exploration activities yielded positive results with the Calypso 1 gas discovery in the Block 6 (Eni operator with a 50% interest) in the offshore of Cyprus. The first data collection marks a promising gas discovery and confirms the extension of the Zohr like play.

•	In February 2018, signed two Exploration and Production Agreements with the Republic of Lebanon covering Blocks 4 and 9, located in the deep offshore Lebanon. Eni holds a 40% interest in both blocks.
•	In Oman, signed with the Government of the Sultanate and the state oil company OOCEP an Exploration and Production Sharing Agreement for the Block 52, located offshore Oman. In addition, at the same time, Eni signed an agreement to assign interest in the block to the Qatar Petroleum oil company. The agreement is subject to approval by the relevant Authorities of the country. Following approval of these agreements, Eni will retain the operatorship of the block with a 55% interest.

•	In Kazakhstan, signed an agreement with the Ministry of Energy of the Republic of Kazakhstan and the state oil company KMG for the transfer to Eni of the 50% stake for exploration and production activities in the Isatay block located in the Kazakh sector of the Caspian Sea. The block will be operated by a joint operating company established by KMG and Eni on a 50/50 basis. Eni will leverage on its proprietary technologies, significant experience in exploration activities and an extensive know-how in challenging technical and environmental areas such as the Caspian basin.

•	Finalized in March 2017, a farm-in agreement to acquire a 50% interest of Block 11, offshore Cyprus, which will be operated by Total. The exploration area covers 2,215 square kilometers, nearby the Zohr discovery.

•	Successfully completed the exploration campaign in Area 1, offshore Mexico. Exploration successes and the modelling reservoir revision resulted in a rise in estimated hydrocarbons in place of the block to 2 billion boe, of which approximately 90% oil. Eni submitted an integrated development plan of all the three discoveries to the relevant Authorities. Production start-up is expected in 2019.

•	The exploration portfolio was renewed by means of new exploration acreage covering over 97,000 square kilometers net to Eni in Cyprus, Ivory Coast, Morocco and Mexico as well as Kazakhstan and Oman, as mentioned above.

34	OPERATING REVIEW | EXPLORATION & PRODUCTION	Eni Integrated Annual Report 2017

•	In 2017, exploration expenditure amounted to €442 million, and mainly concerned Cyprus, Norway, Mexico,

Egypt, Libya and Ivory Coast as well as related to the completion of the 25 new exploratory wells (15.9 net to Eni).

In addition, 78 exploratory drilled wells are in progress at year-end (41.2 net to Eni).

| Sustainability and portfolio developments

•	Production start-up was achieved earlier than scheduled at the operated project of East Hub in Angola, Offshore Cape Three Points (OCTP) in Ghana, Jangkrik in Indonesia and Zohr giant field, as mentioned above. The success of Eni’s model is mainly due to the high number of operated projects with a production of over 3.6 million boe/day, which is necessary for planning a fast-track approach in all the design phases, from appraisal, engineering and finally development and achieving high control of project costs, time and risks.

•	In March 2018, Eni signed two Concession Agreements related to the acquisition of a 5% interest in the Lower Zakum oil field and a 10% interest in the Umm Shaif and Nasr oil, condensates and natural gas fields, in the offshore of Abu Dhabi, for a consideration of $875 million with duration of 40 years.

•	Acquired a 32.5% interest of the Evans Shoal gas field in the NT/RL7 offshore license in the north of Australia, nearby the Darwin liquefaction gas plant, where Eni holds interests. Mineral potential is estimated in approximately 8 TCF of gas in place. The agreement received all necessary approvals. Following this acquisition Eni retains the operatorship with a 65% interest.

•	Signed with the Sonangol state oil company an agreement to the transfer to Eni a 48% interest of the Cabinda North onshore block in Angola, where Eni held a 15% interest. Following the agreement, Eni retains the operatorship of the block. The block is located in an oil basin few explored in the north of the country, where Eni will leverage on the mining knowledge acquired in exploration and development activities progressed in nearby areas of the Republic of Congo. In case of exploration success, the block will benefit from the existing infrastructures. In addition, Eni and Sonangol signed a Memorandum of Understanding to define joint projects throughout the value chain of the energy sector.

•	Sanctioned the development program of the Johan Castberg field (Eni's interest 30%) in the Norwegian offshore, with estimated resources of approximately 450-650 million boe. Start-up is expected in 2022.

•	Achieved the financial close of project financing for the construction of a floating unit for the liquefaction of natural gas (FLNG) at the Coral South discovery. The Coral South FLNG is the first project sanctioned by Eni and its partner of the Area 4 block for the development of the large amount of gas discovery in the Rovuma basin, in offshore Mozambique.

•	Eni's integrated long-term strategy to perform its path to the decarbonization is leveraging on the reduction of direct CO2 emissions and further increase in the operating activities efficiency; sustaining projects portfolio with low CO2 emissions, supporting the development of natural gas as a transition source for power generation as well as the integration of the traditional business with the generation of energy from renewable sources leveraging all the industrial, logistic, contractual and commercial synergies. Eni's commitment to achieve these targets is confirmed by the recent agreements in Algeria, Angola and Ghana as well as by ongoing projects in particular in Mozambique, Egypt and Indonesia.

•	The business sustainability over the medium-long-term is a pillar in Eni's growth strategy with programs to support local development further increasingly integrated into business activity. In particular, Eni is committed to the development of access to efficient and sustainable energy also by means of support for local power generation capacity and to sustainable industrial and economic development with know-how and technology sharing program as well as health, education and professional training initiatives. The key factor in the long-term strategy is linking our business development to the growth of the countries in which we operate.

•	Development expenditure was €7,236 million to fuel the growth of major projects and to maintain production plateau particularly in Egypt, Ghana, Angola, Congo, Algeria, Iraq and Norway. Capex for the full year 2017 was netted of the disposals agreement of the Dual Exploration Model to €6 billion, down by 16% from 2016, on homogenous basis.

•	In 2017, overall R&D expenditure of the Exploration & Production segment amounted to €83 million (€62 million in 2016).

Eni Integrated Annual Report 2017	OPERATING REVIEW | EXPLORATION & PRODUCTION	35

STRATEGY

Upstream growth model will continue to focus on conventional assets, which will be organically developed, with a large resource base and a competitive cost structure, which make them profitable even in a low price environment.

The sizeable exploration successes of the last years have increased the Company's resource base, contributing to the Company’s value generation through the early monetization of the discovered resources in excess of the target replacement ratio (“Dual Exploration Model”).

In the 2018-2021 plan period Eni’s top priorities are the increase and valorization of discovered resources and a growing cash generation.

The drivers to target the increase and valorization of discovered resources are: (i) exploration activity in operated conventional assets with high-equity themes in line with the “Dual Exploration Model”; (ii) renewal of the portfolio of exploration leases by focusing on liquids and high materiality play; (iii) focusing on near-field initiatives (Egypt and Pakistan) and incremental activities (Norway, Ghana and Mexico) with a short time-to-market and instant cash flow in countries with operated facilities; (iv) build-up of exploration activities in “high risk-high reward” areas; (v) drilling of 115 wells in more than 25 countries. In the 2018-2021 plan period we expect to delivery 2 billion boe of discovered resources at a cost of approximately $2 per boe, continuing on excellent industry performance.

Cash generation will be driven by: (i) production growth at an average annual rate of 3.5% focusing on value production and leveraging on the ramp-ups at fields started up in 2017 and new planned production in the next four year with a level of cash flow per boe higher than the portfolio average; to 2025 expected further growth of production at the average annual rate of 3%. Planned start-ups and the ramp-ups at fields started up in 2017, in particular Zohr project in Egypt, together with production optimization will add approximately 900 kboe/d in 2021. Main start-ups are the Area 1 project (Eni operator with a 100% interest) in Mexico, the Merakes project (Eni operator with an 85% interest) in Indonesia, the gas development of the Offshore

Cape Three Points license (Eni operator with a 44.44% interest) in Ghana, as well as phased start-up of the discoveries in the Great Nooros Area in Egypt and in the Block 15/06 (Eni's operator with a 36.84% interest) in Angola; (ii) start-up and strengthening of integration with the G&P segment to monetize gas equity; (iii) strengthened project execution modularization and design-to-cost which will enable the Company to reduce financial exposure and execution risks; and (iv) optimizing efficiency by means of several initiatives to reduce operating costs and non-productive time also with processes digitalization.

Eni acknowledges that the upstream performance could be adversely impacted in the short-to-medium term by a number of risks: (i) the commodity risk related to trend in crude oil prices. Eni is planning to mitigate this risk by focusing on financial discipline. In 2018-2021 plan period, Eni plans capital expenditure net of exchange rate effects substantially in line versus the previous four-year plan due to the re-phasing of projects yet to be sanctioned with a lower production contribution and cash flow over the four-year plan period, and a reduction in the commitment to non-operated projects. In addition, to maintain suitable financial flexibility, the plan provides for a significant amount of uncommitted capex; (ii) the political risk due to social and political instability in certain countries of operations. Eni is planning to mitigate this risk by growth mainly in countries with low-mid political risk (85% of the capital expenditure of the four-year plan); (iii) risk related to the growing complexity of certain projects due to technological and logistic issues. Eni plans to counteract those risks by strict selection of adequate contractors, tight control and reduction of the time-to market and the retaining of the operatorship in a large number of projects (approximately 80% of production related to operated projects portfolio in 2021) as well as the digital transformation to support asset integrity; and (iv) the technical risk related to the execution of the complex drilling activities defined by the WCER (Well Complexity & Economic Risk) risk indicator that includes the operated and non-operated wells and is based on the technical complexity of the wells and on the potential economic exposure in case of blow-out (for further information see “Risk factors and uncertainties” - “Risks associated with the exploration and production of oil and natural gas”). In 2018-2021 plan period, Eni plans to drill those WCER wells as a 26% of overall scheduled drilling activities and to increase operatorship of gross production by 42% from current level ensuring better direct control and deploying its high operational standards.

The business sustainability in the short-to-long-term remains a key factor to achieve the strategic goals also through the increasing stakeholders engagement and continuous relations with local Authorities and including: (i) a decrease of 43% of intensity GHG index in 2025 vs. 2014, in line with target of zero routine flaring in 2025; (ii) the water re-injection program with the completion of relevant projects in the four-year plan to achieve target of 84% in 2021; and (ii) the carbon footprint reduction focusing on gas initiatives, energy savings and the development of renewable energies projects.

 TARGETS

Hydrocarbons production	up by 3.5% in the four-year plan

Discovered resources	2 bboe in the four-year plan

Cumulated free cash flow	~€22 bln in the four-year plan

Organic capex cash neutrality	~40 $/boe in the four-year plan

36	OPERATING REVIEW | EXPLORATION & PRODUCTION	Eni Integrated Annual Report 2017

RESERVES

OVERVIEW1

The Company has adopted comprehensive classification criteria for the estimate of proved, proved developed and proved undeveloped oil and gas reserves in accordance with applicable US Securities and Exchange Commission (SEC) regulations, as provided for in Regulation S-X, Rule 4-10. Proved oil and gas reserves are those quantities of liquids (including condensates and natural gas liquids) and natural gas which, by analysis of geo-science and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain.

Oil and natural gas prices used in the estimate of proved reserves are obtained from the official survey published by Platt's Marketwire, except when their calculation derives from existing contractual conditions. Prices are calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Prices include consideration of changes in existing prices provided only by contractual arrangements.

Engineering estimates of the Company's oil and gas reserves are inherently uncertain. Although authoritative guidelines exist regarding engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”, the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and evaluation. Consequently, the estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revisions may be made to the initial booking of reserves due to analysis of new information. Proved reserves to which Eni is entitled under concession contracts are determined by applying Eni's share of production to total proved reserves of the contractual area, in respect of the duration of the relevant mineral right. Proved reserves to which Eni is entitled under PSAs are calculated so that the sale of production entitlements should cover expenses incurred by the Group to develop a field (Cost Oil) and on the Profit Oil set contractually (Profit Oil). A similar scheme applies to service contracts.

RESERVES GOVERNANCE

Eni retains rigorous control over the process of booking proved reserves, through a centralized model of reserves governance. The Reserves Department of the Exploration & Production segment is in charge of: (i) ensuring the periodic certification process of proved reserves; (ii) continuously updating the Company's guidelines on reserves evaluation and classification and the internal procedures; and (iii) providing training of staff involved in the process of reserves estimation. Company guidelines have been reviewed by DeGolyer and MacNaughton (D&M), an independent petroleum engineering company, which has stated that those guidelines comply with the SEC regulations2.

D&M has also stated that the Company guidelines provide reasonable interpretation of facts and circumstances in line with generally accepted practices in the industry whenever SEC rules may be less precise. When participating in exploration and production activities operated by others entities, Eni estimates its share of proved reserves on the basis of the above guidelines.

The process for estimating reserves, as described in the internal procedure, involves the following roles and responsibilities: (i) the business unit managers (geographic units) and Local Reserves Evaluators (LRE) are in charge with estimating and classifying gross reserves including assessing production profiles, capital expenditure, operating expenses and costs related to asset retirement obligations; (ii) the petroleum engineering department and the operations unit at the head office verify the production profiles of such properties where significant changes have occurred and operating expenses, respectively; (iii) geographic area managers verify the commercial conditions and the progress of the projects; (iv) the Planning and Control Department provides the economic evaluation of reserves; and (v) the Reserves Department, through the Headquarter Reserves Evaluators (HRE), provides independent reviews of fairness and correctness of classifications carried out by the above mentioned units and aggregates worldwide reserves data.

The head of the Reserves Department attended the "Università degli Studi di Milano" and received a Physics Degree in 1988. He has more than 25 years of experience in the oil and gas industry and more than 15 years of experience in evaluating reserves.

Staff involved in the reserves evaluation process fulfils the professional qualifications requested by the role and complies with the required level of independence, objectivity and confidentiality in accordance with professional ethics. Reserves Evaluators qualifications comply with international standards defined by the Society of Petroleum Engineers.

RESERVES INDEPENDENT EVALUATION

Since 1991, Eni has requested qualified independent oil engineering companies to carry out an independent evaluation3 of part of its proved reserves on a rotational basis. The description of qualifications of the persons primarily responsible for the reserves audit is included in the third party audit report4. In the preparation of their reports, independent evaluators rely, upon information furnished by Eni without independent verification, with respect to property interests, production, current costs of operations and development, sale agreements, prices and other factual information and data that were accepted as represented by the independent evaluators. These data, equally used by Eni in its internal process, include logs, directional surveys, core and PVT (Pressure Volume Temperature) analysis, maps, oil/ gas/water production/injection data of wells, reservoir studies, technical analysis relevant to field performance, development plans, future capital and operating costs.

In order to calculate the net present value of Eni's equity

(1) In accordance with the applicable US Security and Exchange Commission (SEC) regulations, the company is required to disclose the oil&gas information by material country/field. The US SEC defines material properties adopting the threshold of 15% of the proved reserves attributable to the country/field on the total of the company's proved reserves. With respect of these criteria, Eni revised its geographic area information showing also the Egypt for the 2017 and 2016 full-years.

(2) The reports of independent engineers are available on Eni website eni.com section Publications/Integrated Annual Report 2016.

(3) From 1991 to 2002, DeGolyer and MacNaughton; from 2003, also Ryder Scott.

(4) The reports of independent engineers are available on Eni website eni.com section Publications/Integrated Annual Report 2017.

Eni Integrated Annual Report 2017	OPERATING REVIEW | EXPLORATION & PRODUCTION	37

reserves, actual prices applicable to hydrocarbon sales, price adjustments required by applicable contractual arrangements and other pertinent information are provided by Eni to third party evaluators. In 20175, Ryder Scott Company and DeGolyer and MacNaughton confirmed, as in previous years, the fairness of Eni internal evaluation.

In particular, in 2017 approximately 29% of Eni's total proved reserves were subject to independent evaluation at December 31, 20176. In the 2015-2017 three-year period, 96% of Eni total proved reserves were subject to independent evaluation. As of December 31, 2017, the principal Eni property, which did not undergo an independent evaluation in the last three years, was Blacktip (Australia).

MOVEMENTS IN NET PROVED RESERVES

Eni's net proved reserves were determined taking into account Eni's share of proved reserves of equity-accounted entities. Movements in Eni's 2017 proved reserves were as follows:

	(mmboe)
Net proved reserves as of December 31, 2016			7,490
40% sale of Zohr reserves signed in 2016			(348)
Adjusted net proved reserves as of December 31, 2016			7,142
Organic additions		999
Reclassification of the Perla Phase 2 project reserves		(315)
Net organic additions			684
Portfolio: 25% sale of Area 4 in Mozambique and other			(173)
Production			(663)
Net proved reserves as of December 31, 2017			6,990

Adjusted reserves replacement ratio	(%)		151
Reserves replacement ratio, organic			103
Adjusted reserves replacement ratio, all sources			77
Reserves replacement ratio, all sources			25

Net proved reserves as of December 31, 2017 were 6,990 mmboe, of which 6,430 mmboe of consolidated subsidiaries. Organic additions to proved reserves were 999 mmboe. These additions were partly offset by the reclassification of 315 million boe of proved undeveloped reserves at the Perla gas project in Venezuela to the unproved category in accordance with the applicable US SEC regulation. Net organic additions in 2017 were 684 mmboe and derived from: (i) extensions and discoveries were up by 483 mmboe mainly due to the final investment decisions made for the Coral project offshore Mozambique and the Johan Castberg project offshore Norway; (ii) revisions of previous estimates were up by 181 mmboe and derived from progress in development activities at the following projects such as Zohr in Egypt, Jangkrik in Indonesia and Kashagan in Kazakhstan partly offset by the reclassification of PUD in Venezuela, as above-mentioned; and (iii) improved recovery were 20 mmboe mainly reported in Iraq and Egypt.

All sources additions were marginally impacted by unfavourable price effect, leading to a downward revision of 7 mmboe, due to an increased

Brent price used in the reserves estimation process up to $54.4 per barrel in 2017 compared to $42.8 per barrel in 2016.

The organic reserves replacement ratio7 was 103%. The ratio increased to 151% when excluding the reclassification of PUD in Venezuela. Adjusted all-sources replacement ratio was 77% considering the disposal of a 25% interest in Area 4 offshore Mozambique, while the divestment of a 40% stake in Zohr, substantially finalized in 2016, is considered in reduction of the reserves opening balance. The reserves life index was 10.5 years (11.6 years in 2016).

PROVED UNDEVELOPED RESERVES

Proved undeveloped reserves as of December 31, 2017 totalled 2,629 mmboe, of which 1,159 mmbbl of liquids mainly concentrated in Africa and Asia and 8,021 bcf of natural gas mainly located in Africa. Proved undeveloped reserves of consolidated subsidiaries amounted to 1,042 mmbbl of liquids and 7,755 bcf of natural gas. Movements in Eni's 2017 proved undeveloped reserves were as follows:

(mmboe)
Proved undeveloped reserves as of December 31, 2016	3,215
Reclassification to proved developed reserves	(489)
Reclassification of the Perla Phase 2 project reserves	(315)
Extensions and discoveries	483
Revisions of previous estimates	240
Improved recovery	18
Sales of minerals in place	(523)
Proved undeveloped reserves as of December 31, 2017	2,629

(5) The reports of independent engineers are available on Eni website eni.com section Publications/Integrated Annual Report 2017.

(6) Includes Eni's share of proved reserves of equity accounted entities.

(7) Organic ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions and discoveries, to production for the year. All sources ratio includes sales or purchases of minerals in place. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The Reserves Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and environmental risks.

38	OPERATING REVIEW | EXPLORATION & PRODUCTION	Eni Integrated Annual Report 2017

In 2017, total proved undeveloped reserves decreased by 586 mmboe mainly due to: (i) progress in maturing PUD to proved developed (down by 489 mmboe); (ii) extensions and discoveries (up by 483 mmboe) due to the FID made for the Coral project offshore Mozambique and the Johan Castberg project offshore Norway; (iii) reclassification of 315 million boe of proved undeveloped reserves at the Perla gas project in Venezuela to the unproved category in accordance with the applicable US SEC regulation; (iv) revisions of previous estimates (up by 240 mmboe) mainly reported in Egypt due to the development activity of the Zohr project; (v) improved recovery (up 18 mmboe) in particular Iraq and Egypt; and (vi) divestments (down by 523 mmboe) related to Mozambique and Egypt disposals, as mentioned above.

During 2017, Eni converted 489 mmboe of proved undeveloped reserves to proved developed reserves due to the progress of the development activities, production start-ups and project revisions. The main reclassifications to proved developed reserves are related to the following fields/projects: Zohr (Egypt), Jangkrik (Indonesia); Cabaca South East (Angola), Sankofa (Ghana) and Nené (Congo).

In 2017, capital expenditure amounted to approximately €7.1 billion.

Most proved undeveloped reserves are converted to proved developed reserves within five years. Reserves that remain proved undeveloped for five or more years are a result of several physical factors that affect the timing of the projects development and execution, such as the complex nature of the development project in adverse and remote locations, physical limitations of infrastructures or plant capacity and contractual limitations that establish production levels. The Company estimates that approximately 1 bboe of proved undeveloped reserves have remained undeveloped for five years or more at the balance sheet date, mainly related to: (i) the Kashagan project in Kazakhstan (0.2 bboe), related to forthcoming development phases (for further information see Main exploration and development projects - Kashagan); (ii) the Zubair field in Iraq (0.2 bboe).

Zubair is an infrastructure-driven large scale project, where the development of PUDs has been conditioned by the completion of such infrastructures. The large part of the planned expenditures for such project have already been made by Eni and the installation of the production facilities required to achieve and maintain the full field production plateau of 700 kbbl/d is almost complete. Eni's planned conversion activities contemplate the drilling of additional production and injection wells to be linked to the facilities currently in place; (iii) the Junin 5 field in Venezuela (0.1 bboe) where the development activities concerned several optimization activities which are not expected to involve high technical complexities; and (iv) certain Libyan gas fields (0.5 bboe) where development completion and production start-ups are planned according to the delivery obligations set forth in a long-term gas supply agreement currently in force.

DELIVERY COMMITMENTS

Eni, through consolidated subsidiaries and equity-accounted entities, sells crude oil and natural gas from its producing operations under a variety of contractual obligations. Some of these contracts, mostly relating to natural gas, specify the delivery of fixed and determinable quantities.

Eni is contractually committed under existing contracts or agreements to deliver in the next three years mainly natural gas to third parties for a total of approximately 534 mmboe from producing assets located mainly in Algeria, Australia, Egypt, Indonesia, Libya, Nigeria, Norway and Venezuela.

The sales contracts contain a mix of fixed and variable pricing formulas that are generally indexed to the market price for crude oil, natural gas or other petroleum products. Management believes it can satisfy these contracts from quantities available from production of the Company's proved developed reserves and supplies from third parties based on existing contracts. Production will account for approximately 88% of delivery commitments. Eni has met all contractual delivery commitments as of December 31, 2017.

Eni Integrated Annual Report 2017	OPERATING REVIEW | EXPLORATION & PRODUCTION	39

Estimated net proved hydrocarbons reserves

	Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)	Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)	Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)
Consolidated subsidiaries	2017			2016			2015
Italy	215	1,131	422	176	977	354	228	1,304	465
Developed	169	987	350	132	845	287	171	1,051	362
Undeveloped	46	144	72	44	132	67	57	253	103
Rest of Europe	360	896	525	264	878	426	305	1,044	495
Developed	219	771	360	228	801	374	237	919	404
Undeveloped	141	125	165	36	77	52	68	125	91
North Africa	476	3,145	1,052	454	3,738	1,139	821	4,798	1,694
Developed	306	1,233	532	287	1,732	605	542	2,566	1,010
Undeveloped	170	1,912	520	167	2,006	534	279	2,232	684
Egypt	280	4,351	1,078	281	5,520	1,293
Developed	203	1,421	463	205	799	352
Undeveloped	77	2,930	615	76	4,721	941
Sub-Saharan Africa	764	3,660	1,436	809	2,767	1,317	787	2,714	1,282
Developed	546	1,693	856	507	1,651	809	511	1,390	764
Undeveloped	218	1,967	580	302	1,116	508	276	1,324	518
Kazakhstan	766	2,108	1,150	767	2,485	1,221	771	2,354	1,198
Developed	547	1,878	891	556	2,239	966	355	1,830	689
Undeveloped	219	230	259	211	246	255	416	524	509
Rest of Asia	232	1,065	427	307	1,003	491	262	878	422
Developed	81	862	238	124	280	175	126	185	159
Undeveloped	151	203	189	183	723	316	136	693	263
Americas	162	225	203	163	353	227	189	439	269
Developed	144	171	176	143	338	205	149	373	217
Undeveloped	18	54	27	20	15	22	40	66	52
Australia and Oceania	7	709	137	9	741	145	9	771	150
Developed	5	519	101	8	559	111	9	585	115
Undeveloped	2	190	36	1	182	34		186	35
Total consolidated subsidiaries	3,262	17,290	6,430	3,230	18,462	6,613	3,372	14,302	5,975
Developed	2,220	9,535	3,967	2,190	9,244	3,884	2,100	8,899	3,720
Undeveloped	1,042	7,755	2,463	1,040	9,218	2,729	1,272	5,403	2,255
Equity-accounted entities
North Africa	12	14	14	13	15	14	13	13	14
Developed	12	14	14	13	15	14	13	13	14
Undeveloped
Sub-Saharan Africa	12	349	75	15	368	82	16	387	87
Developed	6	83	20	8	104	26	6	85	22
Undeveloped	6	266	55	7	264	56	10	302	65
Rest of Asia			1		4	2		12	4
Developed			1		4	2		9	2
Undeveloped								3	2
Americas	136	1,819	470	140	3,484	779	158	3,581	810
Developed	25	1,819	359	22	1,782	349	29	1,295	265
Undeveloped	111		111	118	1,702	430	129	2,286	545
Total equity-accounted entities	160	2,182	560	168	3,871	877	187	3,993	915
Developed	43	1,916	394	43	1,905	391	48	1,402	303
Undeveloped	117	266	166	125	1,966	486	139	2,591	612

Total including equity-accounted entities	3,422	19,472	6,990	3,398	22,333	7,490	3,559	18,295	6,890
Developed	2,263	11,451	4,361	2,233	11,149	4,275	2,148	10,301	4,023
Undeveloped	1,159	8,021	2,629	1,165	11,184	3,215	1,411	7,994	2,867

40	OPERATING REVIEW | EXPLORATION & PRODUCTION	Eni Integrated Annual Report 2017

OIL AND NATURAL GAS PRODUCTION

In 2017, oil and natural gas production averaged a record level of 1,816 kboe/d, up by 3.2%. This performance was driven by new project start-ups and the ramp-ups at fields started up in 2016, mainly in Angola, Egypt, Ghana, Indonesia and Kazakhstan as well as by restarting production at certain Libyan fields thanks to better safety conditions. These positive results were partly offset by OPEC production cuts, negative price effects at PSAs contracts and lower production as a result of planned and unplanned shutdowns in Norway, the United Kingdom and the Gulf of Mexico, as well as declines from mature fields. When excluding price effects at PSAs contracts and OPEC cuts (overall 35 kboe/d), hydrocarbons production increased by 5.3%. The share of oil and natural gas produced outside Italy was 93% (92% in 2016).

Liquids production (852 kbbl/d) decreased by 26 kbbl/d, or 3% from the full year of 2016. Price effect, OPEC cuts and shutdowns in Norway, the United Kingdom and the Gulf of Mexico were partly offset by start-ups and ramp-ups of the year mainly in Angola, Ghana and Kazakhstan as well as higher production in Libya. Natural gas production (5,261 mmcf/d) increased by 454 mmcf/d, or 9.6% compared to the full year of 2016. Start-ups and ramp-ups of producing assets in Indonesia and Egypt and the increasing production in Libya were partly offset by shutdowns, mature fields decline and price effect.

Oil and gas production sold amounted to 622.3 mmboe. The 40.4 mmboe difference over production (662.7 mmboe in 2017) mainly reflected volumes of natural gas consumed in operations (35.2 mmboe), changes in inventory levels and other variations. Approximately 70% of liquids production sold (308.3 mmbbl) was destined to Eni's mid-downstream business. About 20% of natural gas production sold (1,713 bcf) was destined to Eni's Gas & Power segment.

Oil and natural gas production(a)(b)

	Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)	Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)	Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)
Consolidated subsidiaries	2017			2016			2015
Italy	19	161	49	17	172	49	25	200	62
Rest of Europe	37	174	69	40	184	73	31	201	68
North Africa	58	640	175	60	584	167	63	594	171
Egypt	26	315	84	28	218	68	35	186	69
Sub-Saharan Africa	90	162	119	91	170	122	93	171	124
Kazakhstan	30	96	48	24	93	41	20	80	35
Rest of Asia	20	126	43	28	90	45	28	106	47
Americas	23	71	36	25	94	43	28	94	45
Australia and Oceania	1	38	8	1	42	8	2	41	9
	304	1,783	631	314	1,647	616	325	1,673	630

Equity-accounted entities
North Africa	1	2	1	1	2	2	1	2	1
Sub-Saharan Africa	1	32	8		11	2
Rest of Asia	1	4	1	1	7	2	1	9	2
Americas	4	99	22	5	93	22	4	25	9
	7	137	32	7	113	28	6	36	12
Total	311	1,920	663	321	1,760	644	331	1,709	642
(a)	Includes Eni’s share of equity-accounted equities.
(b)	Includes volumes of gas consumed in operations (35.2, 32.1 and 26.4 mmboe in 2017, 2016 and 2015, respectively).

Eni Integrated Annual Report 2017	OPERATING REVIEW | EXPLORATION & PRODUCTION	41

Oil and natural gas production(a)(b)

	Liquids (kbbl/d)	Natural gas (mmcf/d)	Hydrocarbons (kboe/d)	Liquids (kbbl/d)	Natural gas (mmcf/d)	Hydrocarbons (kboe/d)	Liquids (kbbl/d)	Natural gas (mmcf/d)	Hydrocarbons (kboe/d)
Consolidated subsidiaries	2017			2016			2015
Italy	53	441.6	134	47	471.2	133	69	546.6	169
Rest of Europe	102	476.4	189	109	501.8	201	85	551.8	185
Croatia		16.9	3		26.5	5		21.2	4
Norway	81	265.4	129	86	258.3	133	57	264.6	105
United Kingdom	21	194.1	57	23	217.0	63	28	266.0	76
North Africa	158	1,753.0	479	165	1,594.8	458	172	1,627.9	469
Algeria	68	117.2	90	77	115.5	98	79	94.1	96
Libya	87	1,623.1	384	84	1,464.8	353	89	1,517.3	365
Tunisia	3	12.7	5	4	14.5	7	4	16.5	8
Egypt	72	862.7	230	76	597.4	185	96	510.1	189
Sub-Saharan Africa	247	444.3	327	247	464.3	333	256	468.3	341
Angola	119	45.9	126	108	49.0	118	96	31.6	101
Congo	63	112.6	83	71	148.5	98	78	136.8	103
Ghana	8	2.7	9
Nigeria	57	283.1	109	68	266.8	117	82	299.9	137
Kazakhstan	83	263.7	132	65	254.0	111	56	218.3	95
Rest of Asia	53	345.9	116	78	245.8	123	77	289.8	130
China	2	0.1	2	2		2	3		3
India								2.6	1
Indonesia	3	188.8	38	3	48.5	12	2	54.8	12
Iran							22		22
Iraq	40	19.6	43	64	19.2	67	40		40
Pakistan		131.5	24		172.1	32		226.4	41
Turkmenistan	8	5.9	9	9	6.0	10	10	6.0	11
Americas	63	194.0	99	69	256.4	116	75	257.1	122
Ecuador	12		12	10		10	11		11
Trinidad & Tobago		55.4	10		69.7	13		70.4	13
United States	51	138.6	77	59	186.7	93	64	186.7	98
Australia and Oceania	2	105.0	22	3	113.9	24	5	111.8	26
Australia	2	105.0	22	3	113.9	24	5	111.8	26
	833	4,886.6	1,728	859	4,499.6	1,684	891	4,581.7	1,726

Equity-accounted entities
Angola	3	89.0	20	1	29.1	6		0.9
Indonesia	1	11.0	3	1	18.8	4	1	24.1	5
Tunisia	3	4.1	4	3	4.9	4	4	5.2	4
Venezuela	12	270.5	61	14	254.8	61	12	68.9	25
	19	374.6	88	19	307.6	75	17	99.1	34

Total	852	5,261.2	1,816	878	4,807.2	1,759	908	4,680.8	1,760
(a)	Includes Eni's share of equity-accounted equities.
(b)	Includes volumes of gas consumed in operations (527, 478 and 397 mmcf/d in 2017, 2016 and 2015, respectively).

42	OPERATING REVIEW | EXPLORATION & PRODUCTION	Eni Integrated Annual Report 2017

PRODUCTIVE WELLS

In 2017, oil and gas productive wells were 9,147 (3,725.5 of which represented Eni's share). In particular, oil productive wells were 6,492 (2,520.3 of which represented Eni's share); natural gas productive wells amounted to 2,655 (1,205.2 of which represented Eni's share).

The following table shows the number of productive wells in the year indicated by the Group and its equity-accounted entities in accordance with the requirements of FASB Extractive Activities-oil&gas (Topic 932).

Productive oil and gas wells(a)

	2017
	Oil wells		Natural gas wells
(units)	gross	net	gross	net
Italy	231.0	184.7	573.0	495.7
Rest of Europe	378.0	65.0	177.0	92.2
North Africa	687.0	284.5	90.0	48.9
Egypt	1,186.0	729.4	139.0	46.8
Sub-Saharan Africa	2,786.0	585.7	330.0	29.1
Kazakhstan	205.0	55.6
Rest of Asia	739.0	477.5	1,032.0	402.0
Americas	273.0	134.1	296.0	86.7
Australia and Oceania	7.0	3.8	18.0	3.8
	6,492.0	2,520.3	2,655.0	1,205.2

(a) Includes 1,960 gross (716.2 net) multiple completion wells (more than one producing into the same well bore). Productive wells are producing wells and wells capable of production. One or more completions in the same bore hole are counted as one well.

DRILLING ACTIVITIES

EXPLORATION

In 2017, a total of 25 new exploratory wells were drilled (15.9 of which represented Eni's share), as compared to 16 exploratory wells drilled in 2016 (10.2 of which represent Eni's share) and 29 exploratory wells drilled in 2015 (19.1 of which represented Eni's share).

The following tables show the number of net productive, dry and in progress exploratory wells in the years indicated by the Group and its equity-accounted entities in accordance with the requirements of FASB Extractive Activities - oil&gas (Topic 932). The overall commercial success rate was 60% (52% net to Eni) as compared to 50% (50% net to Eni) in 2016 and 16.7% (25.1% net to Eni) in 2015.

Exploratory Well Activity

	Net wells completed(a)						Wells in progress at Dec. 31(b)
	2017		2016		2015		2017

(units)	productive	dry(c)	productive	dry(c)	productive	dry(c)	gross	net
Italy				1.0			4.0	2.3
Rest of Europe	1.2	1.3	0.1	0.4		2.2	9.0	2.5
North Africa	0.5		0.5	1.0		1.0	7.0	6.5
Egypt	2.5	5.4	5.5	0.8	3.3	4.8	7.0	4.9
Sub-Saharan Africa	2.9	0.3	0.1	1.1	0.6	2.9	28.0	14.1
Kazakhstan							6.0	1.1
Rest of Asia				0.9		3.4	11.0	5.0
Americas	0.5			1.0	1.0	0.3	5.0	4.5
Australia and Oceania							1.0	0.3
	7.6	7.0	6.2	6.2	4.9	14.6	78.0	41.2

(a)	Includes number of wells in Eni's share.
(b)	Includes temporary suspended wells pending further evaluation.
(c)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas sufficient quantities to justify completion as an oil or gas well.

Eni Integrated Annual Report 2017	OPERATING REVIEW | EXPLORATION & PRODUCTION	43

DEVELOPMENT

In 2017, a total of 178 development wells were drilled (90.7 of which represented Eni's share) as compared to 296 development wells drilled in 2016 (118.7 of which represented Eni's share) and 335 development wells drilled in 2015 (132.4 of which represented Eni's share).

The decrease in the number of development wells year-on-year reflects the finalization of certain large projects in 2016, which started production in 2017.

The drilling of 49 development wells (22.9 of which represented Eni's share) is currently underway.

The following tables show the number of net productive, dry and in progress development wells in the years indicated by the Group and its equity-accounted entities in accordance with the requirements of FASB Extractive Activities - oil&gas (Topic 932).

Development Well Activity

	Net wells completed(a)						Wells in progress at Dec. 31
	2017		2016		2015		2017

(units)	productive	dry(b)	productive	dry(b)	productive	dry(b)	gross	net
Italy	2.6		4.0		6.0		1.0	1.0
Rest of Europe	2.7	0.2	5.6		10.2	0.1	5.0	0.8
North Africa	5.1		6.2	0.7	4.5		10.0	5.5
Egypt	49.7	2.3	32.4	0.5	26.0	2.8	10.0	5.4
Sub-Saharan Africa	8.6		21.2	0.2	22.0	2.5	21.0	9.6
Kazakhstan	1.2		4.6		4.7		2.0	0.6
Rest of Asia	15.0	0.2	31.6	0.5	29.7	5.9
Americas	3.1		9.9	1.3	17.4	0.1
Australia and Oceania					0.5
	88.0	2.7	115.5	3.2	121.0	11.4	49.0	22.9
(a)	Includes number of wells in Eni's share.
(b)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas sufficient quantities to justify completion as an oil or gas well.

ACREAGE

In 2017, Eni performed its operations in 46 countries located in five continents. As of December 31, 2017, Eni’s mineral right portfolio consisted of 756 exclusive or shared rights of exploration and development activities for a total acreage of 414,918 square kilometers net to Eni (323,896 square kilometers net to Eni as of December 31, 2016). Developed acreage was 31,038 square kilometers and undeveloped acreage was 383,880 square kilometers net to Eni.

In 2017, changes in total net acreage mainly derived from:

(i) new leases mainly in Cyprus, Ivory Coast, Kazakhstan,

Morocco, Mexico and Oman for a total acreage of approximately 97,200 square kilometers; (ii) the total relinquishment of licences mainly in Kenya, Pakistan, Ukraine, Norway, the United Kingdom, Egypt and the United States covering an acreage of approximately 6,700 square kilometers; (iii) interest increase mainly in Kenya and Australia for a total acreage of approximately 6,800 square kilometers; and (iv) partial relinquishment in Indonesia, Gabon, Egypt and Pakistan or interest reduction mainly in Mozambique and Egypt for approximately 6,300 square kilometers.

44	OPERATING REVIEW | EXPLORATION & PRODUCTION	Eni Integrated Annual Report 2017

Oil and natural gas interests

	December 31, 2016	December 31, 2017
	Total net acreage(a)	Number of interest	Gross developed acreage(a)(b)	Gross undeveloped acreage(a)	Total gross acreage(a)	Net developed acreage(a)(b)	Net undeveloped acreage(a)	Total net acreage(a)
EUROPE	45,380	280	15,232	59,373	74,605	10,414	40,792	51,206
Italy	16,767	144	10,011	10,321	20,332	8,351	8,029	16,380
Rest of Europe	28,613	136	5,221	49,052	54,273	2,063	32,763	34,826
Cyprus	10,018	6		23,858	23,858		17,967	17,967
Croatia	987	2	1,975		1,975	987		987
Greenland	1,909	2		4,890	4,890		1,909	1,909
Montenegro	614	1		1,228	1,228		614	614
Norway	2,608	54	2,337	4,403	6,740	462	1,655	2,117
Portugal	3,182	3		4,547	4,547		3,182	3,182
United Kingdom	6,328	60	909	5,298	6,207	614	5,191	5,805
Other countries	2,967	8		4,828	4,828		2,245	2,245
AFRICA	152,676	264	46,319	260,611	306,930	11,723	150,258	161,981
North Africa	18,727	65	8,735	38,707	47,442	3,626	22,171	25,797
Algeria	1,179	42	3,172	187	3,359	1,110	31	1,141
Libya	13,294	11	1,963	24,673	26,636	958	12,336	13,294
Morocco	2,696	2		13,847	13,847		9,804	9,804
Tunisia	1,558	10	3,600		3,600	1,558		1,558
Egypt	10,665	54	5,692	19,683	25,375	2,131	7,061	9,192
Sub-Saharan Africa	123,284	145	31,892	202,221	234,113	5,966	121,026	126,992
Angola	4,367	58	8,098	12,953	21,051	1,027	3,340	4,367
Congo	1,168	25	1,430	1,320	2,750	843	628	1,471
Gabon	6,217	4		5,283	5,283		5,283	5,283
Ghana	579	3	226	1,127	1,353	100	479	579
Ivory Coast	286	3		4,010	4,010		2,905	2,905
Kenya	41,173	6		50,677	50,677		43,948	43,948
Liberia	585	1		2,341	2,341		585	585
Mozambique	1,956	6		3,911	3,911		978	978
Nigeria	7,370	34	22,138	8,631	30,769	3,996	3,374	7,370
South Africa	26,279	1		65,505	65,505		26,202	26,202
Other countries	33,304	4		46,463	46,463		33,304	33,304
ASIA	109,761	60	14,560	286,866	301,426	5,058	178,971	184,029
Kazakhstan	869	7	2,391	3,890	6,281	442	1,101	1,543
Rest of Asia	108,892	53	12,169	282,976	295,145	4,616	177,870	182,486
China	7,069	8	77	7,141	7,218	13	7,141	7,154
India	5,244	1		13,110	13,110		5,244	5,244
Indonesia	25,181	14	4,949	26,892	31,841	1,990	20,899	22,889
Iraq	446	1	1,074		1,074	446		446
Myanmar	13,558	4		24,080	24,080		13,558	13,558
Oman		1		90,760	90,760		77,146	77,146
Pakistan	8,746	13	5,869	11,486	17,355	1,987	5,414	7,401
Russia	20,862	3		62,592	62,592		20,862	20,862
Timor Leste	1,230	1		1,538	1,538		1,230	1,230
Turkmenistan	180	1	200		200	180		180
Vietnam	23,132	5		30,777	30,777		23,132	23,132
Other countries	3,244	1		14,600	14,600		3,244	3,244
AMERICAS	5,696	139	4,854	9,626	14,480	3,134	3,507	6,641
Ecuador	1,985	1	1,985		1,985	1,985		1,985
Mexico	67	6		1,657	1,657		1,146	1,146
Trinidad & Tobago	66	1	382		382	66		66
United States	1,186	117	1,226	879	2,105	586	466	1,052
Venezuela	1,066	6	1,261	1,543	2,804	497	569	1,066
Other countries	1,326	8		5,547	5,547		1,326	1,326
AUSTRALIA AND OCEANIA	10,383	13	1,140	15,567	16,707	709	10,352	11,061
Australia	10,383	13	1,140	15,567	16,707	709	10,352	11,061

Total	323,896	756	82,105	632,043	714,148	31,038	383,880	414,918
(a)	Square kilometers.
(b)	Developed acreage refers to those leases in which at least a portion of the area is in production or encompasses proved developed reserves.

Eni Integrated Annual Report 2017	OPERATING REVIEW | EXPLORATION & PRODUCTION	45

MAIN EXPLORATION AND DEVELOPMENT PROJECTS

ITALY

On July 18, 2017, Eni has restarted operations at the Val d'Agri Oil Center (“COVA”) following approval from the Regional Council of the Basilicata Region. The resumption of the plant's operational activities follows approval from the relevant Authorities confirming the functionality of the plant and the presence of all necessary safety conditions. The shutdown of the plant occurred on April 18, 2017. For further information, see also Note No. 38 “Guarantees, commitments and risks” to Consolidated Financial Statements of the Annual Report on form 20-F 2017.

During the year, ten projects of the 35 projects launched as part of the 2014 Addendum to the agreement memorandum with the Basilicata Region were completed, with environmental and social initiatives as well as programs for sustainable development. In addition, school-work alternation projects and first-level apprenticeship were launched. Activities defined by the Gas Agreement progressed with a grant to support the gas consumption in the Municipalities of Val d'Agri and for energy efficiency programs.

Development activities in the Adriatic offshore concerned: (i) maintenance and production optimization, mainly at the Barbara and Porto Garibaldi-Agostino fields; (ii) start-up of the Poseidon project in collaboration with national scientific Authorities and Institutes to transform certain platforms into scientific stations for marine environment research; and (iii) within the agreement with the Municipality of Ravenna, activities progressed with environmental protection projects and training initiatives to support youth employment by means of school-work alternation projects and first-level apprenticeship.

Following the Memorandum of Understanding for the Gela area, signed with the Ministry of Economic Development in November 2014, the Argo and Cassiopea offshore development projects progressed. Projects were submitted to the relevant Authorities and planned an optimization activities aiming to reduce environmental impact. The plan provides significant synergies with the Gela Refinery leveraging on the recovery of certain areas already reclaimed for the construction of gas treatment plants. This program is subject to the authorization of the relevant Authorities. In addition, within the framework of sustainable local development programs defined by Memorandum of Understanding and in agreement with the Municipality of Gela and the Sicily Region were: (i) signed an implementation agreements for the local upgrading and to boost economic activities; and (ii) school-work alternation projects, first-level apprenticeship, programs to reduce school drop-out as well as university scholarship progressed.

REST OF EUROPE

Norway Exploration activities yielded positive results with: (i) the Cape Vulture oil and gas discovery in the PL128/128D license (Eni’s interest 11.5%) in the Norwegian Sea, nearby to the production facilities of the Norne field (Eni’s interest 6.9%). Eni estimates the resources in place of oil and gas to be approximately 130 million boe; and (ii) the Kayak oil discovery in the PL532 license (Eni’s interest 30%) in the Barents Sea. The well is located nearby to the Johan Castberg developing project in the area. The Kayak discovery is expected to retain 220 million boe in place.

These discoveries represent a significant achievement of the Eni’s near-field strategy for a fast-track development of exploration successes leveraging on existing production facilities.

The final investment decision (FID) of the Johan Castberg field (Eni’s interest 30%) was sanctioned. The project is located in the Barents Sea and is expected to retain approximately 450-650 million boe in place. Start-up is expected in 2022.

Development activities mainly concerned: (i) the drilling and production start-up of two new injection wells and an additional production well of the Goliat field (Eni operator with a 65% interest); and (ii) infilling activities to support production of the Ekofisk and Eldfisk fields (Eni’s interest 12.39%) in the North Sea and Heidrun (Eni’s interest 5.17%), Asgard (Eni’s interest 14.82%) and Norne fields in the Norwegian Sea.

NORTH AFRICA

Algeria In June 2017, Eni signed with the relevant Authorities a 15-year extension agreement of the Block 403 fields (Eni’s interest 50%), and a possible further 10-year extension. The agreement includes the option for the gas potential resources' development in the area also by means of the existing treatment facilities of the MLE project in the Block 405b (Eni’s interest 75%). The agreement received all the necessary authorizations required by the country.

In December 2017, Eni and Sonatrach the State oil company signed a Memorandum of Understanding for the development project in the renewables sector. The agreement includes the feasibility studies to build solar power production units in the selected production areas operated by the state company. The MoU confirms Eni’s commitment in promoting a sustainable development in the countries where Eni performs its activities, as an integral part of energy transition strategy aimed also at increasing the use of energy from renewable sources. In addition, during the year the development activities started for the construction of a 10 MW photovoltaic plant to supply power generation to the Bir Rebaa North field in the Block 403 as defined by the agreement.

Development activities concerned: (i) infilling activities and production optimization at the Zea field in the Blocks 403 a/d (Eni’s interest from 55% to 100%) and at the ROD and the SF/SFNE fields in the Blocks 401a/402a (Eni’s interest 55%); (ii) workover activities at the BRN, BRW and BRSW fields in the Block 403 and HBNS, HBNN and Ourhoud fields in the Block 404 (Eni’ interest 12.25%); (iii) in the Block 405b the completion of the treatment plant with a capacity of 32 kbbl/d of the CAFC oil project, the ongoing drilling planned activities in the area as well as infilling activities at the MLE project; and (iv) the ongoing development activities of the El Merk field in the Block 208 (Eni’s interest 12.25%) with the drilling of production and water injection wells.

Libya Exploration activity yielded positive results with a new gas and condensates discovery in the contractual area D (Eni’s interest 50%). The discovery is located nearby to the Bouri (Eni’s interest 50%) and Bahr Essalam (Eni’s interest 50%) production fields. The exploration success is in line with Eni’s exploration strategy of focusing on near-field incremental activities, leveraging on the synergies with existing facilities, reducing the time-to-market and providing for additional gas to the local market and export. In April 2017, the country’s Authorities extended the exploration license period until 2019.

Development activities concerned: (i) the installation, commissioning and production start-up of a new FSO at the Bouri field; (ii) the second development phase of the Bahr Essalam field with the installation of

46	OPERATING REVIEW | EXPLORATION & PRODUCTION	Eni Integrated Annual Report 2017

the offshore facilities and the completion of wells. The development plan foresees drilling and completion of ten production wells. Start-up is expected in 2018; and (iii) the drilling and linkage of two additional production wells at the Wafa field (Eni’s interest 50%). The upgrading activities of the compression capacity of Wafa plant progressed to support natural gas production. Start-up is expected in 2018.

In March 2017, Eni signed a Memorandum of Understanding to promote health and education initiatives of local communities. In particular, two starting programs were defined: (i) hospital renovation in the Jalo area; and (ii) the construction of a pipeline for the desalination plant to provide drinking water to communities in the area. In addition, Eni is committed in other programs to support local communities in the country: (i) initiatives in the health, water and energy access at the Bu Attifel and El Feel production areas; and (ii) training programs of medical field and oil&gas sector.

EGYPT

Exploration activity yielded positive results with the near-field Meleiha South 1X, Aman East 1X and Karnak Deep 1X oil wells in the Meleiha concession (Eni's interest 76%). The discoveries were already linked to the existing production facilities in the area.

Eni closed two agreements with major international players in the oil&gas business for the disposal of a 40% interest in the giant Zohr field, with the approval by Egyptian government. These transactions are a part of Eni's “Dual Exploration Model” which is targeting simultaneously the fast-track development of discovered resources and the partial dilution of the high stakes retained in exploration leases to monetize in advance part of discovered volumes. The agreements concerned the sale of: (i) a 10% interest to BP for a consideration amount of $375 million and the pro-quota reimbursement of past expenditures, which amount so far at approximately $150 million; and (ii) a 30% interest to Rosneft for a consideration amount of $1,125 million and the pro-quota reimbursement of past expenditures, which amount so far at approximately $450 million.

In March 2018, Eni signed an agreement with Mubadala Petroleum for the divestment of an additional 10% interest in the Zohr gas field for a consideration of $934 million. The transaction is subject to the fulfillment of certain conditions and all necessary authorizations from Egypt's Authorities.

In December 2017, production start-up was achieved by means of offshore wells and subsea facility at the Zohr field (Eni operator with a 60% interest) in a record time-to-market, in less than two and a half years from discovery. The natural gas production is carried by sea-line to the first treatment train of onshore plant with a capacity of approximately 350 mmcf/d. The development plan of the Zohr field includes the construction of additional seven treatment trains that will support production ramp-up to achieve a production plateau of approximately 2.7 bcf/d. Development activities progressed with drilling activities to start-up 20 planned production wells, of which 6 wells already drilled, and the construction of treatment facilities. The field is estimated to have over 30 tcf gas in place (approximately 5.5 billion boe).

As of December 31, 2017, the aggregate development costs incurred by Eni for the Zohr project capitalized in the financial statements amounted to $3 billion (€2.5 billion at the EUR/USD exchange rate of December 31, 2017). The capital expenditure of the four-year plan for the production ramp-up of the Zohr field will be financed with the operating cash-flow at the Eni Brent marker scenario.

As of December 31, 2017, Eni's proved reserves booked for the Zohr field amounted to 695 mmboe.

Within the social responsibility initiatives, the renovation of the El Garabaa hospital and the supply of necessary medical equipment were completed. The hospital is located nearby Zohr onshore production facilities.

In March 2017, Eni signed a Memorandum of Understanding with the local relevant Authorities. The agreement, which integrates the development activities, is aimed at implementing certain socio-economic and health programs of local communities in the next four years, in particular in the Zohr and Port Said areas. The programs will be fully financed by Eni and its partners in the Zohr project with an overall expense of $20 million. The defined initiatives concern three main areas: (i) aquaculture and fisheries; (ii) health projects; and (iii) programs to support youth. In 2018, a hospital and a youth center will be built in the south-western area of Port Said; the start-up of activities to build an aquaculture center nearby to the Zohr onshore plants.

The Baltim South West offshore project (Eni operator with a 50% interest) was sanctioned. The project is located in the Nile Delta and provides to put into production six wells through the installation of a production platform and linkage facilities to the existing gas treatment plant in the Nooros area (Eni's interest 75%).

Other development activities concerned: (i) infilling activities and production optimization at the Gulf of Suez (Eni's interest 100%), North Port Said (Eni's interest 50%) and Meleiha (Eni's interest 76%) concessions; and (ii) start-up of three additional wells and the completion of the second and third treatment unit of the Nooros field to achieve a production of approximately 1 bcf/d.

SUB-SAHARAN AFRICA

Angola In November 2017, Eni signed with Sonangol an agreement to award a 48% interest and the operatorship of the onshore Cabinda North block, which was previously participated by Eni with a 15% interest. The block is located in an oil basin few explored in the north of the country, where Eni will leverage on the mining knowledge acquired in exploration and development activities progressed in nearby areas of the Republic of Congo. In case of exploration success, the block will benefit from the existing infrastructures. In addition, Eni and Sonangol signed a Memorandum of Understanding to define joint projects throughout the value chain of the energy sector. In particular, the MoU includes programs in the downstream business, exploration activities, development of associated and non-associated gas and renewable energy sector.

In February 2017, production start-up was achieved at the East Hub project in the operated Block 15/06 (Eni's interest 36.84%), five months earlier than scheduled and with a time-to-market among the best in the industry, by means of the linkage of Cabaça South East field to the FPSO Olombendo. The development plan includes water and gas injection wells in line with the zero flaring policy and zero water discharge. Eni started production in the Block 15/06 at the end of 2014 with the West Hub Development Project. In November 2017, Eni signed extension exploration rights of the block until 2020. This agreement will grant to Eni to exploit the full near-field exploration potential in a fruitful area. Development activities carried out in 2017 are: (i) the completion of project activities of the Ochigufu oil field, within the West Hub development project in the Block 15/06, with production start-up achieved in March 2018, in one and a half year from the FID; (ii) the Vandumbu project in the Block 15/06 with production start-up expected in 2019; (iii) the drilling of development wells of the Mafumeira Sul

Eni Integrated Annual Report 2017	OPERATING REVIEW | EXPLORATION & PRODUCTION	47

project in the Block 0 (Eni's interest 9.8%); and (iv) the completion of development activities of the Kizomba Satellites Phase 2 project and infilling activities in the Block 15 (Eni's interest 20%). Eni also continues its commitment to support socio-economic development in the southern region of the country. In particular, the ongoing initiatives, defined with the Ministry of Energy and Water Resources, the Ministry of Health and local communities, concerned: (i) an integrated project to improve access to energy and water; and (ii) agricultural projects as well as health training programs and activities. Finally, Eni supports the program aimed at demining and improving rural areas, particularly in the south of the country.

Congo In 2017, the execution development phase of the Nené Marine Phase 2A production project in the Marine XII block (Eni operator with a 65% interest) progressed by means of: (i) installation and start-up of a new production platform; (ii) the construction of a sealine to export production to the Kitina hub (Eni operator with a 52% interest); and (iii) start-up of seven additional production wells. Planned development activities include the drilling of additional production wells with start-up expected in 2018 and the construction of a sealine for the linkage to Litchendjili hub in the block Marine XII. The development activities of the area include natural gas and produced water re-injection as well as the use of gas production for the power generation in order to achieve zero routine flaring. Furthermore with the completion of planned activities the associated gas will be used to feed the CEC power plant (Eni's interest 20%).

In April 2017, Eni signed with the relevant Authority an extension to the gas sale agreement to feed CEC power plant with the gas production of the Marine XII block. The agreement includes also an additional supply of 35 mmcf/d.

Furthermore, Eni is also committed to protecting the country's biodiversity. In particular in the production area of M'Boundi (Eni operator with an 83% interest), in collaboration with international NGOs, a program to protect the flora and fauna of the areas nearby to the treatment and production plants progressed.

The activities of the second phase of the Project Integrated Hinda (PIH) were started, aiming to improve life condition of local communities nearby to the M'Boundi, Kouakouala, Zingali and Loufika producing areas. The planned project includes certain initiatives to support socio-economic development of local communities with economic programs for a diversification purpose, primary education, access to water and health initiatives. In addition, a project for the construction of renewable energy training and research center started in Oyo, in the north of the country.

Ghana Production started up at the Integrated Oil&Gas Development Project in the Offshore Cape Three Points (OCTP) operated by Eni with a 44.44% interest. The OCTP project start-up was achieved in just two years and a half as well as three months earlier than scheduled and with a record time-to-market. Production will be carried out via a floating production, storage and offloading unit (FPSO), which will produce up to 85 kboe/d through 18 underwater wells. The development activities progressed and in 2017 production wells planned were drilled and linked to the production facility achieving the planned peak production of 45 kbbl/d one year earlier than scheduled. The project includes the transportation of non-associated gas to the onshore facilities to be processed and linked to Ghana's national grid, supplying approximately 180 mmcf/d. Start-up is expected by mid-2018.

The OCTP project is the only non-associated gas development project in deep water entirely dedicated to the domestic market in Sub-Saharan Africa. This project will ensure at least 15 years of reliable gas supply with an affordable price, significantly supporting the access to energy and economic development of the country.

The project has been developed in compliance with the highest environmental requirements, zero gas flaring and produced water re-injection, including the Performance Standards on Environmental and Social Sustainability of the International Finance Corporation (IFC), which is part of the World Bank Group.

Eni progressed its commitment to support local communities in the western region of the country, nearby the operated OCTP project. In particular, the ongoing initiatives concerned: (i) support for food needs, including training initiatives and specific projects aimed at restoring and increasing agro-zootechnical production and fishing activities; (ii) economic programs for a diversification purpose with initiatives to promote micro-entrepreneurial activities and professional training programs; (iii) improved access to drinking water and waste management; and (iv) the renovation of the primary school infrastructure in Sanzule. Healthcare initiatives continue to increase access to mother and child health services.

Projects progressed to develop renewables power plant, particularly the photovoltaic plant.

Mozambique In December 2017, Eni and ExxonMobil closed the sale of a 25% indirect interest in the Area 4 block, offshore Mozambique, through a sale of 35.7% stake in Eni East Africa (EEA). The agreed terms, based on the agreements of March 2017, include a cash price of approximately $2.8 billion plus the contractual adjustments up to the closing date, including the reimbursement to Eni of share of capex incurred from the beginning of 2016 up to the completion date. Following completion of the transaction, Mozambique Rovuma Venture, former EEA, is co-owned by Eni and ExxonMobil with a 35.7% stake and the remaining interest of 28.6% by CNPC. Eni continues to lead the Coral South FLNG project and all upstream operations in Area 4, while ExxonMobil leads the construction and operation of natural gas liquefaction facilities onshore. This operating model enables the use of best practices and skills within Eni and ExxonMobil with each company focusing on distinct and clearly defined scopes while preserving the benefits of a fully integrated project.

The development activities of the Coral South project provides for the installation of a floating unit for the treatment, liquefaction and storage of natural gas (FLNG) with a capacity of approximately 3.4 mmtonnes/y fed by 6 subsea wells and start-up expected in the mid-2022.

During the 2017, the planned activities were started and the following agreements were signed: (i) the drilling, construction, installation and commissioning contracts for the production facilities; (ii) project financing for the construction, installation and commissioning of the FLNG to cover 60% of investment. In December 2017, the financing agreement was closed and subscribed by 15 major international banks and guaranteed by 5 Export Credit agencies; and (iii) agreements with the Mozambican government for the regulatory framework of the project.

Other development activities concerned the Mamba project according to its independent industrial plan, coordinated with the operator of Area 1 (Anadarko).

In the Cabo Delgado and Maputo areas, Eni engaged a significant program to support population, including access to energy, access to water, health and sanitation, as well as education and training activities.

48	OPERATING REVIEW | EXPLORATION & PRODUCTION	Eni Integrated Annual Report 2017

Nigeria In 2017, Eni signed a Memorandum of Understanding with the Nigerian National Petroleum Corporation (NNPC) to promote new activities that can significantly boost Nigeria's social and economic development. In particular, the cooperation agreement includes: (i) an increased focus on development and exploration activities; (ii) cooperation requirements for the rehabilitation and enhancement of Port Harcourt refinery; (iii) the upgrade of the Okpai combined cycle power plant by means of doubling the power generation capacity; and (iv) the assessment of additional projects to secure energy accessibility to the country's most remote areas and possible application of new technologies in the renewable energy sector. Development activities concerned: (i) rigless programs to support production as well as maintenance and rehabilitation of the facilities damaged due to bunkering and sabotage in the OMLs 60, 61, 62 and 63 blocks (Eni's interest 20%); (ii) the completion of the Forcados-Yokri project in the OML 43 block (Eni's interest 5%) and the Gbaran 2A/2B and Associated gas project in the OML 28 block (Eni's interest 5%) to supply natural gas to the Bonny liquefaction plant. In particular, in the year, the tie-in of production wells and the upgrading of existing treatment plants were completed.

Programs progressed to support the local community in Nigeria, with initiatives in the access to off-grid energy, water and primary education; economic programs for diversification purposes with the ongoing Green River Project; professional training and scholarship programs as well as renovation and construction of health centers and supply of medical equipment.

In February 2018, Eni signed with the Food and Agriculture Organization (FAO) a collaboration agreement to foster access to safe and clean water in Nigeria by drilling boreholes powered with photovoltaic systems, both for domestic use and irrigation purposes. Eni holds a 10.4% interest in the Nigeria LNG Ltd joint venture, which runs the Bonny gas liquefaction plant located in the Eastern Niger Delta. The plant is operational, with a treatment capacity of approximately 1,236 bcf/y of feed gas and a production capacity of 22 mmtonnes/y of LNG by six trains. Natural gas supplies to the plant are currently provided under a gas supply agreements from the SPDC JV, TEPNG JV and the NAOC JV. In 2017, the Bonny liquefaction plant processed approximately 1,130 bcf. LNG production is sold under long-term contracts and exported to the United States, Asian and European markets by the Bonny Gas Transport fleet, wholly owned by Nigeria LNG.

KAZAKHSTAN

In 2017, Eni signed a number of strategic cooperation agreements in the upstream and renewable energy sectors in the country.

Eni and KazMunayGas (KMG) signed an agreement, closed in December 2017, for the transfer to Eni the 50% stake for exploration and production activities in the Isatay block located in the Kazakh sector of the Caspian Sea. The Isatay block is estimated to have significant potential oil resources and will be operated by a joint operating company established by KMG and Eni on a 50/50 basis. In addition, Eni and KMG signed an agreement to further expand upstream technology co-operation and evaluate potential joint developments in new projects. The agreement includes technical and managerial training programs for local staff.

Eni, KMG and the other partners signed with the Ministry of Energy of the Republic of Kazakhstan, and the Kazakh Committee of geology and subsoil use, a Memorandum of Understanding to evaluate future cooperation terms in the Kazakh-Russian Pre-

Caspian Basin recording certain significant oil discoveries.

In addition, Eni and General Electric (GE) signed with the Minister of Energy of the Republic of Kazakhstan an agreement to promote the development of renewable energy projects in the country. In particular, Eni and GE will co-operate to evaluate the construction of a wind power plant with approximately 50 MW capacity and further future initiatives.

Kashagan Ramp-up and stabilized production of the Kashagan field (Eni's interest 16.81%) progressed. Although gas re-injection started later than initially planned, it has been stepped-up in the course of the year and will allow to achieve the target production capacity of 370 kbbl/d when fully operational.

Development activity progressed to increase production capacity up to 450 kbbl/d by installing additional gas compression capacity with the conversion of production wells into injection wells and the upgrading of the existing facilities. The studies for the improvement of the CC01 gas re-injection project progressed. The project targets to install a new compressor unit to increase an additional gas re-injection capacity to support production ramp-up.

Within the agreements with local Authorities, training program progressed for Kazakh resources in the oil&gas sector, in addition to the realization of infrastructures with social purpose.

As of December 31, 2017, the aggregate costs incurred by Eni for the Kashagan project capitalized in the financial statements amounted to $9.8 billion (€8.2 billion at the EUR/USD exchange rate of December 31, 2017). This capitalized amount included: (i) $7.3 billion relating to expenditure incurred by Eni for the development of the oil field; and (ii) $2.5 billion relating primarily to accrue finance charges and expenditures for the acquisition of interests in the Consortium from exiting partners upon exercise of pre-emption rights in previous years. As of December 31, 2017, Eni's proved reserves booked for the Kashagan field amounted to 620 mmboe, slightly increased from 2016.

Karachaganak Within the gas treatment expansion projects of the Karachaganak field (Eni's interest 29.25%), the detail engineering development of the Karachaganak Debottlenecking project is planned to be completed with the Final Investment Decision (FID) expected in the second quarter of 2018. Additional re-injection capacity will be ensured by installing a re-injection facility that will be added to the existing ones. Eni continues its commitment to support local communities in the nearby area of Karachaganak field. In particular, activities focused on: (i) the professional training; and (ii) the construction of kindergartens and schools, maintenance of roads and bridges and building of sport centers.

Moreover, following the re-definition of the Sanitary Protection Zone (SPZ) associated to the ongoing development projects and according to the international standards and best practices, a project of relocation of the inhabitants, which started in 2015, from Berezovka and Bestau villages was completed.

Eni continues to conduct monitoring activities on biodiversity and ecosystems in the nearby of the production areas.

As of December 31, 2017, Eni's proved reserves booked for the Karachaganak field amounted to 530 mmboe, reporting a decrease of 83 mmboe from 2016 due to an increased Brent price used in the reserves estimation process up to $54.4 per barrel in 2017 compared to $42.8 per barrel in 2016.

REST OF ASIA

Indonesia Exploration activities yielded positive results with the

Eni Integrated Annual Report 2017	OPERATING REVIEW | EXPLORATION & PRODUCTION	49

Merakes 2 appraisal well confirming the mineral potential of the Merakes gas discovery in the western area of the East Sepinggan block (Eni operator with an 85% interest). The discovery, nearby the operated Jangkrik project (Eni's interest 55%), will leverage on the synergies with existing facilities to reduce costs and time of the execution of the subsea development and confirms the success of Eni's near-field exploration and appraisal strategy.

Production started up earlier than scheduled in the Jangkrik gas project in the Muara Bakau block by means of ten offshore wells linked to the Floating Production Unit (FPU) with a production of approximately 650 mmcf/d (corresponding to 120 kboe/d). Natural gas production is processed by the FPU and then delivered by pipeline to the onshore plant, which is linked to the East Kalimantan transport system to feed Bontang liquefaction plant. The LNG is sold under long-term contracts, partly to state company Pertamina and to Eni, which will sell over 11 million tonnes for 15 years as part of the supply agreement signed with the Pakistan LNG state company.

Ongoing initiatives and projects progressed in the field of environmental protection, health care and educational system to support local communities located in the operated areas of the Eastern Kalimantan, Papua and North Sumatra.

AMERICAS

Mexico Exploration activities yielded positive results in the Area 1 block (Eni operator with a 100% interest) with: (i) the Amoca-2 and Amoca-3 appraisal oil wells; (ii) the first delineation well of the Mizton oil discovery; and (iii) the Tecoalli 2 appraisal oil well. Exploration successes and the reservoir review of the Amoca and Mizton discoveries resulted in a rise in estimated hydrocarbons in place of the block to 2 billion boe, of which approximately 90% oil. Eni submitted an integrated development plan all of three discoveries located in the Area 1 block to the relevant Authorities.

Production start-up is expected in 2019.

In June 2017, Eni was awarded the operatorship of the Block 10 (Eni's interest 100%), the Block 14 (Eni's interest 60%) and the Block 7 (Eni's interest 45%) located in the Sureste basin. Furthermore, in February 2018, Eni was awarded a 65% interest and the operatorship of the Block 24. The new blocks are closed to Area 1 block and, in the case of a successful exploration campaign they will allow significant operational synergies. In March 2018, Eni was awarded the operatorship of the Block 28 (Eni’s interest 75%), located in Cuenca Salina basin, in offshore Mexico. The contract award is subject to approval from the authorities.

United States In 2017, the FID of the Lucius Subsequent Development project (Eni's interest 8.5%) was sanctioned. The development activities provide for the drilling and completion of three subsea production wells and linkage to the existing facilities in the area. Start-up is expected in 2019 with a production plateau of 2 kboe/d net to Eni.

CAPITAL EXPENDITURE

Capital expenditure of the Exploration & Production segment (€7,739 million) concerned mainly development of oil and gas reserves (€7,236 million) directed mainly outside Italy, in particular in Egypt, Ghana, Angola, Congo, Algeria, Iraq and Norway. Development expenditures in Italy in particular concerned the activities of the Viggiano oil center in the Val d'Agri concession (for further information see Main exploration and development projects - Italy) as well as sidetrack and workover activities in mature fields.

Exploration expenditures (€442 million) concerned mainly Cyprus, Norway, Mexico, Egypt, Libya and Ivory Coast.

In 2017 overall expenditure in R&D amounted to €83 million (€62 million in 2016). A total of 5 new patents applications were filed.

Capital expenditure

(€ million)	2017	2016	2015	Change	% Ch.
Acquisition of proved and unproved properties	5	2		3	..
Egypt		2		(2)
Sub-Saharan Africa	5			5
Exploration	442	417	566	25	6.0
Italy	5			5	..
Rest of Europe	186	11	133	175	..
North Africa	55	42	64	13	31.0
Egypt	70	270	168	(200)	(74.1)
Sub-Saharan Africa	25	30	157	(5)	(16.7)
Kazakhstan	3			3	..
Rest of Asia	20	57	15	(37)	(64.9)
Americas	76	7	29	69	..
Australia and Oceania	2			2	..
Development	7,236	7,770	9,341	(534)	(6.9)
Italy	260	407	679	(147)	(36.1)
Rest of Europe	399	590	1,264	(191)	(32.4)
North Africa	626	747	641	(121)	(16.2)
Egypt	3,030	1,700	929	1,330	78.2
Sub-Saharan Africa	1,852	2,176	2,998	(324)	(14.9)
Kazakhstan	197	707	835	(510)	(72.1)
Rest of Asia	666	1,213	1,333	(547)	(45.1)
Americas	195	220	637	(25)	(11.4)
Australia and Oceania	11	10	25	1	10.0
Other	56	65	73	(9)	(13.8)
	7,739	8,254	9,980	(515)	(6.2)

50	OPERATING REVIEW | GAS & POWER	Eni Integrated Annual Report 2017

GAS & POWER

| Performance of the year

•	In 2017, the total recordable injury rate (TRIR) amounted to 0.37, representing an increase of 28% compared to a year earlier, due to the higher number of accident events (employees up by 61% and contractors down by 26%).

•	In 2017 the greenhouse gas emissions (GHG) reported an increase of approximately 0.5%, due to higher power generation (up by 2.9%) and higher volumes of natural gas transported.

•	GHG emissions/kWheq relating to electricity production decreased by

0.8% compared to a year earlier due to progress in energy savings actions.

•	In 2017, the Gas & Power segment recorded a structurally positive result, a year ahead of schedule thanks to the business restructuring. Adjusted operating profit amounted to €214 million, up by €604 million compared to 2016, the best performance of the last seven years.

•	Eni worldwide gas sales amounted to 80.83 bcm, down by 5.5 bcm or 6.3% compared to 2016, in line with the reduction of take-or-pay obligations. Eni’s sales in Italy (37.43 bcm) decreased by 2.6% compared to 2016.

•	Electricity sales recorded a decrease of 4.6% (down by 1.72 TWh) compared to 2016, mainly due to lower volumes traded on the wholesale segment and middle market partially offset by the increased volumes marketed to large customers.

•	Capital expenditure amounting to €142 million mainly concerned the gas marketing activities and flexibility and upgrading of combined cycle power stations.

Eni Integrated Annual Report 2017	OPERATING REVIEW | GAS & POWER	51

| LNG supply contract in Pakistan

Eni was awarded the international tender for a long-term supply of over 11 billion tonnes of LNG to the Pakistan LNG state company for a period of 15 years.

A part of the LNG volumes will be sourced from the Indonesian Jangkrik field.

This agreement strengthens Eni’s strategy to reinforce the integration with the upstream segment.

| Rationalization of Eni's gas retail business portfolio in Europe

Completed the disposal of the Gas & Power retail activities in Belgium to Eneco relating to approximately 850,000 electricity and gas connection points, representing a market share of around 10%.

In line with the portfolio rationalization plan, the divestment of Tigáz gas activities in Hungary was defined by the signing of an agreement with MET. Tigáz engages in the gas distribution through an approximately 33,700 kilometers-long network and 1.2 million delivery points. The transaction is subject to the approval by the relevant authorities.

| Renegotiation of gas supply portfolio

In 2017, Eni confirmed the renegotiation strategy for long-term gas supply contracts in order to align the price and volume conditions to the market evolution. The revision of contractual clauses, cost efficiencies and logistic optimization allowed to reach in 2017 the structural break-even.

STRATEGY

In the Gas & Power segment the Company's priority is to strengthen profitability and generate sustainable cash flow. Adjusted operating profit is expected at €0.8 billion in 2021; cumulated free cash flow at €2.4 billion in the 2018-2021 period. Economic and financial growth will leverage a:

• growth in LNG business, leveraging on the integration with our upstream operations to extract more value from the development of our gas resources. We plan the achievment of 12 MTPA of LNG contracted volumes in 2021 and 14 MTPA in 2025;

• continuing restructuring of Eni supply portfolio, through renegotiation of gas contracts and reduction of logistic costs;

• enhancement and growth of the retail business' customer base by offering new products and services, and implementing transformation initiatives leveraging on accelerating channels and digitalization. In 2021 customers will increase to 11million, up by 25% vs. 2017.

 TARGETS

LNG contracted volumes	12 MTPA in 2021

Adjusted operating profit	€0.8 bln in 2021

Cumulated free cash flow	€2.4 bln in 2018-2021

Eni operates in a liberalized market where energy customers are allowed to choose the gas supplier and, according to their specific needs, to evaluate the quality of services and offers. Overall Eni supplies approximately 8.8 million clients in Italy and Europe. Households, professionals, small and medium-sized enterprises and public bodies located all over Italy are approximately 7.7 million.

In a trading environment characterized by a slight recover in demand in 2017 (up by 6% in the Italian market compared to the previous year and up by 4% in the European Union), and a market still depressed and characterized by a raised competitive pressure, Eni carried out a number of initiatives − such as renegotiation of supply contracts, efficiency and optimization actions − in order to preserve the business profitability in a weak demand scenario (for further information on the European scenario, see chapter on “Risk factors and uncertainties” below).

52	OPERATING REVIEW | GAS & POWER	Eni Integrated Annual Report 2017

NATURAL GAS

SUPPLY OF NATURAL GAS

In 2017, Eni’s consolidated subsidiaries supplied 78.28 bcm of natural gas, down by 4.36 bcm or by 5.3% from 2016. Gas volumes supplied outside Italy from consolidated subsidiaries (73.23 bcm), imported in Italy or sold outside Italy, represented approximately 94% of total supplies, down by 3.41 bcm or by 4.4% from 2016. This reflected lower volumes purchased in the Netherlands (down by 4.40 bcm), in Qatar (down by 0.92 bcm) and in Norway (down by 0.70 bcm) partially offset by higher purchases in the United Kingdom (up by 0.28 bcm) and in Algeria (up by 0.28 bcm). Supplies in Italy (5.05 bcm) decreased by 15.8% from 2016 due to lower supplied gas volumes from equity production.

Supply of natural gas

(bcm)	2017	2016	2015	Change	% Ch.
ITALY	5.05	6.00	6.73	(0.95)	(15.8)
Russia	28.09	27.99	30.33	0.10	0.4
Algeria (including LNG)	13.18	12.90	6.05	0.28	2.2
Libya	4.76	4.87	7.25	(0.11)	(2.3)
Netherlands	5.20	9.60	11.73	(4.40)	(45.8)
Norway	7.48	8.18	8.40	(0.70)	(8.6)
United Kingdom	2.36	2.08	2.35	0.28	13.5
Hungary	0.04	0.02	0.21	0.02	..
Qatar (LNG)	2.36	3.28	3.11	(0.92)	(28.0)
Other supplies of natural gas	6.71	5.81	7.21	0.90	15.5
Other supplies of LNG	3.05	1.91	2.02	1.14	59.7
OUTSIDE ITALY	73.23	76.64	78.66	(3.41)	(4.4)
TOTAL SUPPLIES OF ENI'S CONSOLIDATED SUBSIDIARIES	78.28	82.64	85.39	(4.36)	(5.3)
Offtake from (input to) storage	0.31	1.40		(1.09)	(77.9)
Network losses, measurement differences and other changes	(0.45)	(0.21)	(0.34)	(0.24)	..
AVAILABLE FOR SALE BY ENI'S CONSOLIDATED SUBSIDIARIES	78.14	83.83	85.05	(5.69)	(6.8)
Available for sale by Eni's affiliates	2.69	2.48	2.67	0.21	8.5
TOTAL AVAILABLE FOR SALE	80.83	86.31	87.72	(5.48)	(6.3)

In 2017, main gas volumes from equity production derived from:

(i) Italian gas fields (4.1 bcm); (ii) certain Eni fields located in the British and Norwegian sections of the North Sea (1 bcm); Libyan fields (1.5 bcm); (iv) Indonesia (0.4 bcm); and (v) other European areas, mainly in Croatia (2.6 bcm).

Considering also direct sales of the Exploration & Production segment and LNG supplied from the Bonny liquefaction plant in Nigeria, supplied gas volumes from equity production were approximately

13.84 bcm representing 15% of total volumes available for sale.

SALES OF NATURAL GAS

In 2017 characterized by a raising competitive pressure and a slight recovery in demand, natural gas sales amounted to 80.83 bcm (including Eni’s own consumption and Eni’s share of sales made by equity-accounted entities), down by 5.48 bcm or 6.3% from the previous year.

Gas sales by entity

(bcm)	2017	2016	2015	Change	% Ch.
Total sales of subsidiaries	77.52	83.34	84.94	(5.82)	(7.0)
Italy (including own consumption)	37.43	38.43	38.44	(1.00)	(2.6)
Rest of Europe	36.10	40.52	41.14	(4.42)	(10.9)
Outside Europe	3.99	4.39	5.36	(0.40)	(9.1)
Total sales of Eni's affiliates (net to Eni)	3.31	2.97	2.78	0.34	11.4
Rest of Europe	2.13	1.91	1.75	0.22	11.5
Outside Europe	1.18	1.06	1.03	0.12	11.3
WORLDWIDE GAS SALES	80.83	86.31	87.72	(5.48)	(6.3)

Eni Integrated Annual Report 2017	OPERATING REVIEW | GAS & POWER	53

Sales in Italy (37.43 bcm) decreased by 2.6% from the full year 2016. Lower sales to spot market, volumes sold to small and medium-sized enterprises segment and to services sector were offset by the higher sales to thermoelectrical segment. Sales to importers in Italy (3.89 bcm) decreased by 11% from the full year 2016 due to the lower availability of Libyan gas. Sales in the European markets amounted to 34.34 bcm, a decrease of 9.8% or 3.72 bcm from 2016.

Sales in the Extra European markets decreased by 0.28 bcm or 5.1% due to lower LNG sales in Japan, Argentina, United Arab Emirates, partly offset by higher volumes sold in South Korea and China.

Gas sales by market

(bcm)	2017	2016	2015	Change	% Ch.
ITALY	37.43	38.43	38.44	(1.00)	(2.6)
Wholesalers	8.36	7.93	4.19	0.43	5.4
Italian gas exchange and spot markets	10.81	12.98	16.35	(2.17)	(16.7)
Industries	4.42	4.54	4.66	(0.12)	(2.6)
Medium-sized enterprises and services	0.93	1.72	1.58	(0.79)	(45.9)
Power generation	2.22	0.77	0.88	1.45	..
Residential	4.51	4.39	4.90	0.12	2.7
Own consumption	6.18	6.10	5.88	0.08	1.3
INTERNATIONAL SALES	43.40	47.88	49.28	(4.48)	(9.4)
Rest of Europe	38.23	42.43	42.89	(4.20)	(9.9)
Importers in Italy	3.89	4.37	4.61	(0.48)	(11.0)
European markets	34.34	38.06	38.28	(3.72)	(9.8)
Iberian Peninsula	5.06	5.28	5.40	(0.22)	(4.2)
Germany/Austria	6.95	7.81	5.82	(0.86)	(11.0)
Benelux	5.06	7.03	7.94	(1.97)	(28.0)
Hungary		0.93	1.58	(0.93)	..
UK/Northern Europe	2.21	2.01	1.96	0.20	10.0
Turkey	8.03	6.55	7.76	1.48	22.6
France	6.38	7.42	7.11	(1.04)	(14.0)
Other	0.65	1.03	0.71	(0.38)	(36.9)
Extra European markets	5.17	5.45	6.39	(0.28)	(5.1)
WORLDWIDE GAS SALES	80.83	86.31	87.72	(5.48)	(6.3)

LNG

LNG sales

(bcm)	2017	2016	2015	Change	% Ch.
G&P sales	8.3	8.1	9.0	0.2	2.5
Europe	5.2	5.2	4.8
Outside Europe	3.1	2.9	4.2	0.2	6.9
E&P sales	5.9	4.3	4.5	1.6	37.2
Terminals:
Soyo (Angola)	0.7	0.1		0.6	..
Bontang (Indonesia)	1.3	0.4	0.5	0.9	..
Point Fortin (Trinidad & Tobago)	0.6	0.7	0.7	(0.1)	(14.3)
Bonny (Nigeria)	2.9	2.6	2.8	0.3	11.5
Darwin (Australia)	0.4	0.5	0.5	(0.1)	(20.0)
TOTAL LNG SALES	14.2	12.4	13.5	1.8	14.5

In 2017, LNG sales (14.2 bcm) increased from last year (up by 1.8 bcm), driven by higher volumes marketed in the E&P’s terminals located in Angola and Indonesia following the ramp-ups and start-ups. This positive result has confirmed the success of the Eni’s business model founded on the integrated development of upstream and mid-downstream projects. In particular, LNG sales in the Gas & Power segment (8.3 bcm, included in worldwide gas sales) mainly concerned LNG from Qatar, Nigeria, Oman, Indonesia and Algeria and mainly marketed in Europe, Far East, Kuwait, India and Egypt.

54	OPERATING REVIEW | GAS & POWER	Eni Integrated Annual Report 2017

POWER

Eni’s power generation sites are located in Ferrera Erbognone, Ravenna, Mantova, Brindisi, Ferrara and Bolgiano. As of December 31, 2017, installed operational capacity of Enipower’s power plants was 4.7 GW (unchanged from December 31, 2016). In 2017, power generation was 22.42 TWh, up by 0.64 TWh or by 2.9% from 2016. Electricity trading (12.91 TWh) reported a decrease of 15.5% thanks to the optimization of inflows and outflows of power.

Power sales

In 2017, power sales of 35.33 TWh declined by 4.6% from the

full year of 2016 and were directed to the free market (75%), the Italian power exchange (15%), industrial sites (8%) and other (2%).

Compared to 2016, power sales marketed in the free market decreased by 0.96 TWh or by 3.5%, due to lower volumes sold to middle market (down by 2.69 TWh), wholesalers (down by 2.35 TWh), residential segment (down by 0.92 TWh) and small and medium-sized enterprises (down by 0.46 TWh) partially offset by higher volumes sold to large customers (up by 5.46 TWh).

		2017	2016	2015	Change	% Ch.
Purchases of natural gas	(mmcm)	4,359	4,334	4,270	25	0.6
Purchases of other fuels	(ktoe)	392	360	313	32	8.9
Power generation	(TWh)	22.42	21.78	20.69	0.64	2.9
Steam	(ktonnes)	7,551	7,974	9,318	(423)	(5.3)

AVAILABILITY OF ELECTRICITY

(TWh)	2017	2016	2015	Change	% Ch.
Power generation	22.42	21.78	20.69	0.64	2.9
Trading of electricity(a)	12.91	15.27	14.19	(2.36)	(15.5)
Total Availability	35.33	37.05	34.88	(1.72)	(4.6)

Free market	26.53	27.49	25.90	(0.96)	(3.5)
Italian Exchange for electricity	5.21	5.64	5.09	(0.43)	(7.6)
Industrial plants	3.01	3.11	3.23	(0.10)	(3.2)
Other(a)	0.58	0.81	0.66	(0.23)	(28.4)
Power sales	35.33	37.05	34.88	(1.72)	(4.6)

(a) Includes positive and negative imbalances (difference between the electricity effectively fed-in and as scheduled).

CAPITAL EXPENDITURE

In 2017, capital expenditure amounted to €142 million, mainly related to gas marketing initiatives (€102 million) and to the flexibility and upgrading initiatives of combined cycle power plants (€36 million).

Capital Expenditure

	(€ million)	2017	2016	2015	Change	% Ch.
Marketing		138	110	138	28	25.5
Marketing		102	69	69	33	47.8
Italy		63	32	31	31	96.9
Outside Italy		39	37	38	2	5.4
Power generation		36	41	69	(5)	(12.2)
International transport		4	10	16	(6)	(60.0)
Total of capital expenditure		142	120	154	22	18.3
of which:
Italy		99	73	100	26	35.6
Outside Italy		43	47	54	(4)	(8.5)

Eni Integrated Annual Report 2017	OPERATING REVIEW | REFINING & MARKETING AND CHEMICALS	55

REFINING & MARKETING

AND CHEMICALS

| Performance of the year

•	In 2017 the total recordable injury rate (TRIR) increased by 63.2% compared to 2016.

•	Greenhouse gas emissions reported a decrease of 8% in absolute terms. Energy efficiency projects and reduced methane emissions contributed to a 7.2% decrease GHG emissions related to refining throughputs.

•	In 2017 the Refining & Marketing and Chemicals segment reported an adjusted operating profit of €991 million, up by €408 million, or 70% from 2016.

The Refining & Marketing business reported an adjusted operating profit of €531 million (up by 91%), the best full year result in the last eight years. This result benefitted from the initiatives implemented over the last years, which were designed to improve the set-up of Eni’s refining system allowing to reduce the break-even margin below the 4$/barrel threshold. The marketing business reported a positive performance driven by the effective commercial initiatives, which supported the premium segments.

The Chemical business reported an adjusted operating profit of €460 million (up by 51%) from the €305 million reported in 2016. This result represents the best performance reported in the recent history of Eni’s Chemical business and demonstrates the value of the progress in the turnaround process.

•	In 2017 Eni’s refining throughputs amounted to 24.02 mmtonnes, lower y-o-y (down by 2%) due to the downtime of some plants at the Sannazzaro refinery and the shutdown at the

Taranto refinery, partly offset by a better performance of Milazzo and Livorno refineries.

•	In 2017 the production of biofuels from vegetable oil at the Venice green refinery amounted to 0.24 mmtonnes, up by 14.3% compared 2016.

•	Retail sales in Italy were 6.01 mmtonnes, up by about 8 ktonnes from 2016, or 1.3%.

•	Retail sales in the rest of Europe (2.53 mmtonnes) were down by 4.9% compared to the previous year, mainly due to the assets disposal in Hungary and Slovenia finalized in the second half 2016. On a homogeneous basis, when excluding the impact of the above mentioned disposal, sales slightly increased by 1.1% due to higher volumes traded in Austria and Germany.

56	OPERATING REVIEW | REFINING & MARKETING AND CHEMICALS	Eni Integrated Annual Report 2017

•	Sales of petrochemical products in Europe amounted to 3.71 mmtonnes, recording a slight reduction of 1.3% y-o-y, due to a weak growth in consumptions. Higher polymer sales were partially offset by lower sale volumes in the other businesses.

•	Capital expenditure of €729 million mainly related to: (i) refining activities in Italy and outside Italy (€395 million), in particular the reconstruction of the EST conversion plant at the Sannazzaro refinery, plants’ integrity, reconversion of the refinery system, as well as initiatives in the field of health, security and environment; (ii) marketing activity (€131 million), mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe.

•	Research and Development (R&D) expenditure in the Refining & Marketing and Chemicals segment amounted to approximately €58 million. During the year, 15 patent applications were filed.

| Licensing EST technology

Enhanced the refining know-how through two licensing agreements with the Chinese companies Sinopec and Zhejiang Petrochemicals for the use of the Eni Slurry Technology (EST) conversion proprietary technology. Eni provides Sinopec with the basic engineering project related to the construction of refining plant based on the

EST, able to convert refining residues entirely into high-quality light products, eliminating both liquid and solid refining residues with significant environmental benefits. The agreement signed in March 2018 with Zhejiang Petrochemicals provides for the construction of two production lines based on EST technology with a refining capacity of 3 mmtonnes per year each and will be part of a project for the construction of a new refinery with a capacity of 40 million of tonnes per year. Start-up is planned for 2020. The full agreement includes the license to use the EST technology, Process Design Package, training, technical services, Proprietary Equipment and the sale of the catalyst.

| Gela Green Refinery

The reconversion project at the Gela refinery is ongoing which the completion expected in 2018. This plant will produce green diesel also in compliance with the recently enacted regulatory constraints in terms of reduction of GHG emissions throughout the whole production chain. Furthermore, the whole capacity of the green refinery will be fully deployed in processing second-generation feedstock.

| International development in the Chemical business

Signed a strategic partnership agreement between Versalis and Bridgestone to develop a technology platform to commercialize guayule in the agronomic, sustainable-rubber and renewable-chemical sectors. The partnership combines Versalis’ core strengths in guayule research, commercial-scale process engineering and market development for renewables with Bridgestone’s leadership position in the cultivation and production technologies of guayule.

Started in November 2017, with a record time of 26 months, the plants for elastomers production of Lotte Versalis Elastomers (LVE), a 50:50 joint venture Versalis - Lotte Chemical. The industrial complex consists of three plants with a year total capacity of 200 ktonnes for the production of elastomers for tyre and other components in the automotive industries.

REFINING & MARKETING

STRATEGY

The Company's priority in the Refining & Marketing business is to retain profitable and cash positive operations. Adjusted operating profit is expected at €0.9 billion in 2021; cumulated free cash flow at €2.1 billion in the four-year plan period.

These targets will leverage on:

• reducing refining break-even margin at approximately 3 $/barrel by the end of 2018;

• completion of the Gela conversion in biorefinery and the development of the second phase of the Venice biorefinery;

• strenghtening of marketing activities in the countries of presence;

• focus on digitalization to optimize operations and enhance efficiencies.

 TARGETS

Break-even margin	~3 $/barrel at 2018 year end

Adjusted operating profit	€0.9 bln in 2021

Cumulated free cash flow	€2.1 bln in 2018-2021

Eni Integrated Annual Report 2017	OPERATING REVIEW | REFINING & MARKETING AND CHEMICALS	57

SUPPLY AND TRADING

In 2017, were purchased 24.28 mmtonnes of crude (compared with 23.35 mmtonnes in 2016), of which 3.51 mmtonnes by equity crude oil, 9.83 mmtonnes on the spot market and 10.94 mmtonnes by producer’s countries with term contracts. The subdivision by geographic area was as follows: 40% of purchased crude came from the Middle East, 19% from Central Asia, 15% from Russia, 12% from Italy, 10% from North Africa, 2% from North Sea, 1% from West Africa, and 1% from other areas.

Purchases

	(mmtonnes)	2017	2016	2015	Change	% Ch.
Equity crude oil		3.51	3.43	5.04	0.08	2.3
Other crude oil		20.77	19.92	19.76	0.85	4.3
Total crude oil purchases		24.28	23.35	24.80	0.93	4.0
Purchases of intermediate products		0.96	1.35	1.66	(0.39)	(28.9)
Purchases of products		10.92	11.20	10.68	(0.28)	(2.5)
TOTAL PURCHASES		36.16	35.90	37.14	0.26	0.7
Consumption for power generation		(0.34)	(0.37)	(0.41)	0.03	(8.1)
Other changes(a)		(1.76)	(1.92)	(1.22)	0.16	(8.3)
TOTAL AVAILABILITY		34.06	33.61	35.51	0.45	1.3

(a) Include change in inventories, decrease due to transportation, consumption and losses.

REFINING

In 2017, Eni’s refining throughputs in Europe were 24.02 mmtonnes, decreased by 2% from 2016 due to the downtime of some plants at Sannazzaro refinery and the shutdown at the Taranto refinery, partly offset by a better performance of Milazzo and Livorno refineries.

In Italy, the decreasing of refinery throughputs (down by 2.1%) was caused by the same drivers above mentioned. The volumes of biofuels produced from vegetable oil at the Venice green refinery increased by 14.3% from the corresponding period of 2016.

Outside Italy, Eni’s refining throughputs were 2.87 mmtonnes, down by approximately 40 ktonnes or 1.4% due to the downtime of BayernOil refinery in 2017, more impacting compared to the downtime of PCK refinery in 2016.

Total throughputs in wholly-owned refineries were 16.03 mmtonnes, down by 1.34 mmtonnes or 7.7% compared with 2016. The refinery utilization rate, ratio between throughputs and refinery capacity, is 82.6%. Approximately 15.2% of processed crude was supplied by Eni’s Exploration & Production segment, increased by 14.8 from 2016.

Availability of refined products

(mmtonnes)	2017	2016	2015	Change	% Ch.
ITALY
At wholly-owned refineries	16.03	17.37	18.37	(1.34)	(7.7)
Less input on account of third parties	(0.34)	(0.27)	(0.38)	(0.07)	25.9
At affiliated refineries	5.46	4.51	4.73	0.95	21.1
Refinery throughputs on own account	21.15	21.61	22.72	(0.46)	(2.1)
Consumption and losses	(1.36)	(1.53)	(1.52)	0.17	(11.1)
Products available for sale	19.79	20.08	21.20	(0.29)	(1.4)
Purchases of refined products and change in inventories	6.74	6.28	6.22	0.46	7.3
Products transferred to operations outside Italy	(0.46)	(0.39)	(0.48)	(0.07)	17.9
Consumption for power generation	(0.34)	(0.37)	(0.41)	0.03	(8.1)
Sales of products	25.73	25.60	26.53	0.13	0.5
Green refinery throughputs	0.24	0.21	0.20	0.03	14.3

OUTSIDE ITALY
Refinery throughputs on own account	2.87	2.91	3.69	(0.04)	(1.4)
Consumption and losses	(0.22)	(0.22)	(0.23)
Products available for sale	2.65	2.69	3.46	(0.04)	(1.5)
Purchases of refined products and change in inventories	4.36	4.72	4.77	(0.36)	(7.6)
Products transferred from Italian operations	0.46	0.40	0.48	0.06	15.0
Sales of products	7.47	7.81	8.71	(0.34)	(4.4)
Refinery throughputs on own account	24.02	24.52	26.41	(0.50)	(2.0)
of which: refinery throughputs of equity crude on own account	3.51	3.43	5.04	0.08	2.3
Total sales of refined products	33.20	33.41	35.24	(0.21)	(0.6)
Crude oil sales	0.86	0.20	0.27	0.66	..
TOTAL SALES	34.06	33.61	35.51	0.45	1.3

58	OPERATING REVIEW | REFINING & MARKETING AND CHEMICALS	Eni Integrated Annual Report 2017

MARKETING OF REFINED PRODUCTS

In 2017, retail sales of refined products (33.20 mmtonnes) were down by 0.21 mmtonnes or by 0.6% from 2016, mainly due to the decrease of wholesale sales in Italy and the asset disposals in Hungary and Slovenia in the second half of 2016.

Product sales in Italy and outside Italy by market

	(mmtonnes)	2017	2016	2015	Change	% Ch.
Retail		6.01	5.93	5.96	0.08	1.3
Wholesale		7.64	8.16	7.84	(0.52)	(6.4)
Petrochemicals		0.86	1.02	1.17	(0.16)	(15.7)
Other sales		11.22	10.49	11.56	0.73	7.0
Sales in Italy		25.73	25.60	26.53	0.13	0.5
Retail rest of Europe		2.53	2.66	2.93	(0.13)	(4.9)
Wholesale rest of Europe		3.03	3.18	3.83	(0.15)	(4.7)
Wholesale outside Europe		0.45	0.43	0.43	0.02	4.7
Other sales		1.46	1.54	1.52	(0.08)	(5.2)
Sales outside Italy		7.47	7.81	8.71	(0.34)	(4.4)
TOTAL SALES OF REFINED PRODUCTS		33.20	33.41	35.24	(0.21)	(0.6)

Retail sales in Italy

In 2017, retail sales in Italy were 6.01 mmtonnes, with a slight increase compared to 2016 (about 80 ktonnes from 2016 or 1.3%). Average gasoline and gasoil throughput (1.588 kliters) increased by approximately 40 kliters from 2016. Eni’s retail market share of 2017 was 25%, up by 0.7 percentage points from 2016 (24.3%).

As of December 31, 2017, Eni’s retail network in Italy consisted of 4,310 service stations, lower by 86 units from December 31, 2016 (4,396 service stations), resulting from the closure of low throughput stations (25 units) and negative balance of acquisitions/releases of lease concessions (56 units) and motorway concessions (5 units).

Retail and wholesales sales of refined products

	(mmtonnes)	2017	2016	2015	Change	% Ch.
Italy		13.65	14.09	13.80	(0.44)	(3.1)
Retail sales		6.01	5.93	5.96	0.08	1.3
Gasoline		1.51	1.53	1.60	(0.02)	(1.3)
Gasoil		4.08	3.99	3.96	0.09	2.3
LPG		0.38	0.36	0.36	0.02	5.6
Other		0.04	0.04	0.04
Wholesale sales		7.64	8.16	7.84	(0.52)	(6.4)
Gasoil		3.36	3.70	3.69	(0.34)	(9.2)
Fuel Oil		0.08	0.14	0.12	(0.06)	(42.9)
LPG		0.21	0.22	0.22	(0.01)	(4.5)
Gasoline		0.44	0.49	0.38	(0.05)	(10.2)
Lubricants		0.08	0.08	0.07
Bunker		0.85	1.01	1.07	(0.16)	(15.8)
Jet fuel		1.96	1.82	1.60	0.14	7.7
Other		0.66	0.70	0.69	(0.04)	(5.7)
Outside Italy (retail+wholesale)		6.01	6.27	7.19	(0.26)	(4.1)
Gasoline		1.21	1.27	1.51	(0.06)	(4.7)
Gasoil		3.29	3.44	3.98	(0.15)	(4.4)
Jet fuel		0.50	0.62	0.65	(0.12)	(19.4)
Fuel Oil		0.13	0.13	0.17
Lubricants		0.10	0.10	0.10
LPG		0.51	0.49	0.51	0.02	4.1
Other		0.27	0.22	0.27	0.05	22.7
TOTAL RETAIL AND WHOLESALES SALES		19.66	20.36	20.99	(0.70)	(3.4)

Eni Integrated Annual Report 2017	OPERATING REVIEW | REFINING & MARKETING AND CHEMICALS	59

SERVICE STATIONS IN ITALY AND AVERAGE THROUGHPUT

Retail sales in the Rest of Europe

Retail sales in the Rest of Europe were 2.53 mmtonnes, recorded a reduction from 2016 (down by 4.9%). This result reflected mainly the assets disposal in Hungary and Slovenia in the second half of 2016. On a homogeneous basis, when excluding the impact of the above mentioned disposal, sales slightly increased by 1.1% due to higher volumes traded in Austria and Germany.

At December 31, 2017, Eni’s retail network in the Rest of Europe consisted of 1,234 units, increasing by 8 units from December 31, 2016, mainly in Germany.

Average throughput (2,440 kliters) increased by 100 kliters compared to 2016 (2,340 kliters).

Wholesale and other sales

Wholesale sales in Italy amounted to 7.64 mmtonnes, down by approximately 0.52 mmtonnes or 6.4% from the previous year, mainly due to lower volumes marketed of gasoil, bunkering and fuel oil partly offset by higher sales of jet fuel and bitumens.

Wholesale sales in the Rest of Europe were 3.03 mmtonnes, down by 4.7% from 2016 due to lower sold volumes in Austria and France and the above-mentioned asset disposals in the East Europe, offset by higher volumes in Switzerland and Germany. Supplies of feedstock to the petrochemical industry (0.86 mmtonnes) decreased by 15.7%.

Other sales in Italy and outside Italy (12.68 mmtonnes) decreased by approximately 0.65 mmtonnes or 5.4%, mainly due to lower sold volumes to oil companies.

CHEMICALS

STRATEGY

The Company's priority in the Chemical business will be to preserve profitability. Adjusted operating profit is expected at €0.4 billion in 2021; cumulated free cash flow expected at approximately €0.3 billion in the four-year plan. These targets will leverage on:

•  consolidation of industrial footprint by enhancing business integration, efficiency, optimization of existing assets and new plants;

•  portfolio upgrade with the differentiated products, the development of new products from R&D activities, as well as the acquisition of new technologies;

•  international development strengthening Versalis commercial network in Americas and the Far East;

•  consolidation of “green” initiatives consistent with decarbonization strategy, through the use of natural feedstock and developing of “bio-tech” solutions.

TARGETS

Upgrade of portfolio favoring differentiated products

	Adjusted operating profit	€0.4 bln in 2021

	Cumulated free cash flow	~ €0.3 bln in the four-year plan

Product availability

(ktonnes)	2017	2016	2015	Change	% Ch.
Intermediates	3,458	3,417	3,334	41	1.2
Polymers	2,360	2,229	2,366	131	5.9
Production	5,818	5,646	5,700	172	3.0
Consumption and losses	(2,584)	(2,166)	(1,908)	(418)	19.3
Purchases and change in inventories	478	279	9	199	71.3
TOTAL AVAILABILITY	3,712	3,759	3,801	(47)	(1.3)
Intermediates	1,820	1,970	1,883	(150)	(7.6)
Polymers	1,892	1,789	1,918	103	5.8
TOTAL SALES	3,712	3,759	3,801	(47)	(1.3)

60	OPERATING REVIEW | REFINING & MARKETING AND CHEMICALS	Eni Integrated Annual Report 2017

Petrochemical sales of 3,712 ktonnes slightly decreased from 2016 (down by 47 ktonnes, or 1.3%). The steepest declines were registered in olefins (down by 7.1%) and derivatives (down by 14.1%), partly offset by higher sales volumes of polyethylene (+10.8%).

Average unit sales prices increased by 16% from 2016.

The intermediates business up by 27%, in particular monomers prices, affected by the butadiene (up by 88.3%) and the polymers business up by 13%, reflecting styrene and elastomers prices increased (up by 14.8% and 24.1%, respectively).

Petrochemical production of 5,818 ktonnes increased by 172 ktonnes (up by 3%) mainly due to higher production of polyethylene (up by 14.6%) and elastomers businesses (up by 5.9%); the intermediates productions were slightly increased (+1.2%).

The main increases in production were registered at the Ragusa site (up by 90%), due to a recovery of production capacity for a malfunctioning occurred at the plant in 2016, as well as Ravenna and Dunkerque (olefins), and Ferrara and Mantova sites (styrene) due to fewer production shutdowns of the plants. Decreasing productions at the Marghera, Mantova (derivatives) and Dunastyr sites due to planned shutdowns of the plants.

Nominal capacity of plants is in line from the previous year.

The average plant utilization rate calculated on nominal capacity was 72.8% increased from 2016 (71.4%).

BUSINESS TRENDS

Intermediates

Intermediates revenues (€1,988 million) increased by €300 million from 2016 (up by 17.8%) reflecting the higher commodity prices scenario that influences average intermediates prices of the main product of the business unit. Sales decreased by 7.6%, in particular for ethylene business (down by 16%) and derivatives (down by 14.1%) driven by the planned shutdowns of Mantova plants. Average unit prices increased by 27.1%, in particular olefins (up by 25.8%), aromatics (up by 29.2%) and derivatives (up by 26.7%). Intermediates production (3,458 ktonnes) registered an increase of 1.2% from the last year. Increasing of olefins (up by 4.3%) and reduction of derivatives (down by 11.2%).

Polymers

Polymers revenues (€2,730 million) increased by €350 million or 14.7% from 2016 thanks to higher sales volumes (up by 6%), as well as to the increase of the average unit prices (up by 13%). The styrenics business benefited from the high commodities prices (styrene) with an increasing of average sold prices (up by 14.8%); slightly decrease of sold volumes (down by 2%). Polyethylene volumes increased (up by 8.3%) and average prices recorded a decrease (down by 2.2%).

In the elastomers business, a recovery in sales was attributable to commodities rubbers (BR up by 15.8%), special rubbers EPDM (up by 23.2%) and lattices (up by 0.8%); decreasing of thermoplastic rubbers (down by 14.5%) and SBR (down by 8.7%). Lower styrenics volumes sold (down by 2%) was mainly driven by lower sales of styrene (down by 18.4%) and compact polystyrene (down by 1.4%), partly offset by higher sales of ABS/SAN (up by 3.2%) and expandable polystyrene (up by 3.4%). Overall, the sold volumes of polyethylene business reported an increase (up by 10.8%) with higher sales of EVA, LDPE and HDPE (up by 17.7%, 31.6% and 7.8%, respectively).

Polymers productions increased by 5.9% (2.360 ktonnes) from 2016 mainly driven by higher production of polyethylene (up by 14,6%). Elastomers business productions increased (up by 5.9%), especially in BR rubbers (up by 12.4%) and EPDM (up by 25.1%). The styrenics business reported higher production of expandable polystyrene (up by 6%) and ABS/SAN (up by 17.9%), decreasing production of styrene (down by 5.9%) due to planned shutdowns of Mantova plant.

CAPITAL EXPENDITURE

In 2017, capital expenditure in the Refining & Marketing and Chemicals segment amounted to €729 million mainly regarding: (i) refining activity in Italy and outside Italy (€395 million) aiming fundamentally at reconstruction works of the EST conversion plant at the Sannazzaro refinery, maintain plants’ integrity, reconversion of refinery system, as well as initiatives in the field of health, security and environment; (ii) marketing activity, mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€131 million); (iii) upgrading activities (€84 million); upkeeping of plants (€42 million); maintenance (€42 million), as well as environmental protection, safety and environmental regulation (€35 million) in the Chemical business (€203 million).

Capitale expenditure

(€ million)	2017	2016	2015	Change	% Ch.
Refining	395	298	282	97	32.6
Marketing	131	123	126	8	6.5
	526	421	408	105	24.9
Chemicals	203	243	220	(40)	(16.5)
TOTAL	729	664	628	65	9.8

Eni Integrated Annual Report 2017	FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	61

FINANCIAL

REVIEW

PROFIT AND LOSS ACCOUNT

(€ million)	2017	2016	2015	Change	% Ch.
Net sales from operations	66,919	55,762	72,286	11,157	20.0
Other income and revenues	4,058	931	1,252	3,127	..
Operating expenses	(55,412)	(47,118)	(59,967)	(8,294)	(17.6)
Other operating income (expense)	(32)	16	(485)	(48)	..
Depreciation, depletion, amortization	(7,483)	(7,559)	(8,940)	76	1.0
Impairment reversals (impairment losses), net	225	475	(6,534)	(250)	(52.6)
Write-off	(263)	(350)	(688)	87	24.9
Operating profit (loss)	8,012	2,157	(3,076)	5,855	271.4
Finance income (expense)	(1,236)	(885)	(1,306)	(351)	(39.7)
Net income from investments	68	(380)	105	448	..
Profit (loss) before income taxes	6,844	892	(4,277)	5,952	..
Income taxes	(3,467)	(1,936)	(3,122)	(1,531)	(79.1)
Tax rate (%)	50.7	217.0	..	..
Net profit (loss) - continuing operations	3,377	(1,044)	(7,399)	4,421	..
Net profit (loss) - discontinued operations		(413)	(1,974)	413	..
Net profit (loss)	3,377	(1,457)	(9,373)	4,834	..
attributable to:
- Eni’s shareholders	3,374	(1,464)	(8,778)	4,838	..
- continuing operations	3,374	(1,051)	(7,952)	4,425	..
- discontinued operations		(413)	(826)	413	..
- Non-controlling interest	3	7	(595)	(4)	(57.1)
- continuing operations	3	7	553	(4)	(57.1)
- discontinued operations			(1,148)

2017 RESULTS

Net profit attributable to Eni’s shareholders for the full year of 2017 was €3,374 million, a noticeable improvement over 2016, when a loss of €1,464 million was incurred from both continuing and discontinued operations, with the latter including a one-off charge of €413 million on the Saipem shareholding following the loss of control over the investee. The reported operating profit for the full year of 2017 was €8,012 million, sharply higher than in 2016 (up by €5,855 million). The Eni Group recorded a substantial recovery in profitability across all business segments. This trend benefitted from the progress in the implementation of the Group’s strategy and was driven by a faster time-to-market of discoveries, profitable production growth, efficiency gains, restructuring of the long-term gas contracts portfolio, as well as the restructuring of refining and petrochemical hubs.

Leveraging on the turnaround achievements, Eni was able to fully capture an ongoing recovery in the oil price scenario, with Brent crude oil prices up by 24% y-o-y driven by better market fundamentals. The downstream businesses were helped by higher global demand for commodities.

The 2017 result was also helped by the net gains of €2,739 million recorded on the divestment of a 40% interest in the Zohr gas field offshore Egypt and of a 25% interest in natural gas-rich Area 4 offshore Mozambique, which effect was offset for two thirds by the recognition of a number of special charges and write-downs. Finally, the Group profit & loss benefitted of a lower tax rate of 51% in line with the Group historical average, while in 2016 the tax rate was much higher at 217%. This trend was explained by the recovery in profit before taxes of the E&P segment which helped the Company offset against the taxable income a higher share of deductible expenses, including those incurred under PSA contracts, and to dilute the incidence of non-deductible expenses.

In 2017, the trading environment was characterized by a recovery in crude oil prices, particularly in the last part of the year. This was driven by a better balance between global demand and supplies on the back of the agreement reached by OPEC countries at the end of November 2016 to reduce the output of the cartel, joined also by certain non OPEC countries (among which Russia). The average price for the Brent crude oil benchmark increased by 24% y-o-y. This recovery was not fully reflected in Eni’s average hydrocarbon realizations because of the slow recovery of gas realizations on equity production, also reflecting time lags in oil-linked price formulas.

62	FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	Eni Integrated Annual Report 2017

Eni’s refining margins (Standard Eni Refining Margin - SERM) which represents the benchmark for the level of profitability of Eni’s refineries before fixed cash expenses, increased from a year ago (up by 19%) to $5 per barrel benefitting from higher relative prices of products compared to the cost of the petroleum feedstock. This trend has weakened in the fourth quarter

2017 due to a swift upward movements in the Brent price. The Company managed to reduce its break-even margin and to align it with the current trading environment.

The exchange rate of euro against the dollar was 1.13, with an appreciation of 2.1% compared to the average exchange rate recorded in 2016.

	2017	2016	2015	% Ch.
Average price of Brent dated crude oil in US dollars(a)	54.27	43.69	52.46	24.2
Average EUR/USD exchange rate(b)	1.130	1.107	1.110	2.1
Average price of Brent dated crude oil in euro	48.03	39.47	47.26	21.7
Standard Eni Refining Margin (SERM)(c)	5.0	4.2	8.3	19.0
PSV(d)	211	168	234	25.6
TTF (d)	183	148	210	23.6
Euribor - three month euro rate (%)	(0.33)	(0.26)	(0.02)	(26.9)
Libor - three month US dollars rate (%)	1.26	0.74	0.32	70.3

(a) Price per barrel. Source: Platt’s Oilgram.

(b) Source: ECB.

(c) In $/BBL FOB Mediterranean Brent dated crude oil. Source: Eni calculations. Approximates the margin of Eni's refining system in consideration of material balances and refineries' product yields.

(d) €/kcm.

ADJUSTED RESULTS1

(€ million)	2017	2016	2015	Change	% Ch.
Operating profit (loss) - continuing operations	8,012	2,157	(3,076)	5,855	271.4
Exclusion of inventory holding (gains) losses	(219)	(175)	1,136
Exclusion of special items	(1,990)	333	6,426
Adjusted operating profit (loss) - continuing operations	5,803	2,315	4,486	3,488	150.7

Net profit (loss) attributable to Eni’s shareholders	3,374	(1,051)	(7,952)	4,425	..
Exclusion of inventory holding (gains) losses	(156)	(120)	782
Exclusion of special items	(839)	831	7,973
Adjusted net profit (loss) attributable to Eni’s shareholders(a)	2,379	(340)	803	2,719	..
Tax rate (%)	56.8	120.6	82.4

(a) Results of 2015 are calculated on a standalone basis, i.e. by excluding the results of Saipem earned from both third parties and the Group’s continuing operations, therefore determining its deconsolidation.

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses and extraordinary and non-recurring gains and losses (special items).

In 2017, gains on disposals, asset revaluations, impairment losses and other special charges were a net positive of €995 million in net profit and of €2,209 million in operating profit.

Excluding these gains/charges and an inventory holding profit of €156 million (€219 million pre-tax), the adjusted net profit for the year was €2,379 million compared to a loss of €340 million in 2016, while the Group adjusted operating profit was €5,803 million, more than doubling y-o-y.

The €3.5 billion increase of adjusted operating profit was explained for €3.1 billion by scenario effects and for €0.6 billion by volumes growth and efficiency and optimization gains, partly offset by OPEC cuts and one-off effects amounting to €0.2 billion.

Special items were mainly related to:

(i)	gains on the disposal of a 40% interest in the Zohr asset (€1,281 million) and of a 25% interest in the exploration Area 4 offshore Mozambique where development is underway (€1,985 million);
(ii)	impairment losses reversed at certain oil&gas Cash Generating Units (€154 million) driven by upward reserve revisions, updates of opex and capex and the impact of the new tax laws in the USA;
(iii)	reversal of asset impairment losses of G&P for €146 million, mainly relating to the alignment of the book value of the Hungarian gas distribution activity to its fair value, being a sale negotiation ongoing at the balance sheet date in order

(1) Details on Non-GAAP financial measures and the reconciliation of the most directly comparable GAAP measures are furnished on page 70.

Eni Integrated Annual Report 2017	FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	63

to close the transaction in 2018 net of losses taken at power plants due to an unfavourable trading environment and a gas pipeline due to increased country risk;

(iv)	impairment of Eni’s equity accounted entities (€537 million) relating to joint ventures mainly in E&P and G&P segments, as well as the non-recurring share of the loss of Saipem;
(v)	risk provisions (€448 million) mainly related to contractual and commercial disputes in E&P;
(vi)	valuation allowance for doubtful accounts in connection with cost recovery and other matters mainly in E&P (€393 million);
(vii)	allowance for doubtful accounts of the retail G&P business (included in the G&P reportable segment) of €223 million in the year to include the allowance determination made in accordance with the “expected loss” accounting model of the Group used from 2018;
(viii)	environmental provisions of €208 million mainly relating to R&M and Chemicals and E&P segments;
(ix)	the effects of fair-valued commodity derivatives that lacked the formal criteria to be accounted as hedges under IFRS (€146 million);

(x)	exchange rate differences and derivatives reclassified to operating profit (net loss of €248 million) also including the negative balance of €171 million in the year of G&P, related to derivative financial instruments entered to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables;
(xi)	net charges related to the write down of capital expenditure on certain Cash Generating Units, which were impaired in previous reporting periods and continued to lack any profitability prospects in the R&M business (€130 million), partially offset by asset impairment reversal of €76 million which reflects improved profitability prospects of the unique Cash Generation Unit of the Chemical business;
(xii)	tax effects relating to operating special items, the write-off of deferred tax asset of subsidiaries in the USA following the recognition of the impact of the newly enacted tax regime (€115 million), offset by the recognition of higher deferred tax assets in Chemical business driven by the projection of improving future taxable profit.

Breakdown of special items

(€ million)	2017	2016	2015
Inventory holding (gains) losses	(219)	(175)	1.136
Special items	(1,990)	333	8,251
- environmental charges	208	193	225
- impairment losses (impairments reversal), net	(221)	(459)	7,124
- impairment of exploration projects		7	169
- net gains on disposal of assets	(3,283)	(10)	(406)
- risk provisions	448	151	211
- provision for redundancy incentives	49	47	42
- commodity derivatives	146	(427)	164
- exchange rate differences and derivatives	(248)	(19)	(63)
- other	911	850	785
Special items of operating profit (loss)	(2,209)	158	9,387
Net finance (income) expense	502	166	292
of which:
- exchange rate differences and derivatives	248	19	63
Net income (expense) from investments	372	817	488
of which:
- gains on disposal of assets	(163)	(57)	(33)
- impairments / revaluation of equity investments	537	896	506
Income taxes	340	(17)	(361)
of which:
- net impairment of deferred tax assets of Italian subsidiaries		170	880
- net impairment of deferred tax assets of upstream business outside Italy		6	860
- USA tax reform	115
- taxes on special items of operating profit (outside Italy) and other special items	162	(248)	(1,747)
- tax effects on inventory holding (gains) losses	63	55	(354)
Total special items of net profit (loss)	(995)	1.124	9,806
Attributable to:
- non-controlling interest			353
- Eni’s shareholders	(995)	1.124	9,453

64	FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	Eni Integrated Annual Report 2017

| Results by business segments2

Exploration & Production

(€ million)	2017	2016	2015	Change	% Ch.
Operating profit (loss)	7,651	2,567	(959)	5,084	198.1
Exclusion of special items:	(2,478)	(73)	5,141
- environmental charges	46
- impairment losses (impairment reversals), net	(154)	(684)	5,212
- impairment of exploration projects		7	169
- net gains on disposal of assets	(3,269)	(2)	(403)
- provision for redundancy incentives	19	24	15
- risk provisions	366	105
- commodity derivatives		19	12
- exchange rate differences and derivatives	(68)	(3)	(59)
- other	582	461	195
Adjusted operating profit (loss)	5,173	2,494	4,182	2,679	107.4
Net finance (expense) income(a)	(50)	(55)	(272)	5
Net income (expense) from investments(a)	408	68	254	340
Income taxes(a)	(2,807)	(1,999)	(3,173)	(808)
Tax rate (%)	50.8	79.7	76.2	(28.9)
Adjusted net profit (loss)	2,724	508	991	2,216	436.2

(a) Excluding special items.

In 2017, the Exploration & Production segment reported an adjusted operating profit of €5,173 million, increasing by €2,679 million compared to 2016 thanks to the recovery in crude oil prices (with the Brent price up by 24%), as well as the production growth. These positives were partly offset by higher exploratory well write-offs and higher expenses, as well as lower appreciation of Eni’s average realizations than the Brent benchmark, which has not been yet fully reflected in gas prices due to the time lags in oil-linked price formulas. Adjusted operating profit excluded a negative adjustment of €2,478 million.

Gas & Power

(€ million)	2017	2016	2015	Change	% Ch.
Operating profit (loss)	75	(391)	(1,258)	466	119.2
Exclusion of inventory holding (gains) losses		90	132
Exclusion of special items:	139	(89)	1,000
- impairment losses (impairment reversals), net	(146)	81	152
- environmental charges		1
- risk provisions		17	226
- provision for redundancy incentives	38	4	6
- commodity derivatives	157	(443)	90
- exchange rate differences and derivatives	(171)	(19)	(9)
- other	261	270	535
Adjusted operating profit (loss)	214	(390)	(126)	604	154.9
Net finance (expense) income(a)	10	6	11	4
Net income (expense) from investments(a)	(9)	(20)	(2)	11
Income taxes(a)	(163)	74	(51)	(237)
Tax rate (%)	75.8	..	..	..
Adjusted net profit (loss)	52	(330)	(168)	382	115.8

(a) Excluding special items.

(2) Other alternative performance indicators disclosed are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures” of this Annual Report at subsequent pages.

Eni Integrated Annual Report 2017	FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	65

In 2017, the Gas & Power reported an adjusted operating profit of €214 million (up by €604 million from 2016), the best result over the latest seven years. This reflected better margins from the renegotiation of long-term supply contracts, including some contract terminations, lower logistic costs, as well as the improved performance in trading, LNG and Power businesses, targeting structural positive profit one year ahead of plans. From

2017, the profit/loss on stock has been included in the business underlying performance due to a changed regulatory framework on gas storage in Italy, on which basis management has elected to leverage gas stocks as a way to improve margins.

Adjusted operating profit excluded a positive adjustment of €139 million.

Refining & Marketing and Chemicals

(€ million)	2017	2016	2015	Change	% Ch.
Operating profit (loss)	981	723	(1,567)	258	(35.7)
Exclusion of inventory holding (gains) losses	(213)	(406)	877
Exclusion of special items:	223	266	1,385
- environmental charges	136	104	137
- impairment losses (impairment reversals), net	54	104	1,150
- net gains on disposal of assets	(13)	(8)	(8)
- risk provisions		28	(5)
- provision for redundancy incentives	(6)	12	8
- commodity derivatives	(11)	(3)	68
- exchange rate differences and derivatives	(9)	3	5
- other	72	26	30
Adjusted operating profit (loss)	991	583	695	408	(70.0)
- Refining & Marketing	531	278	387	253	(91.0)
- Chemicals	460	305	308	155	(50.8)
Net finance (expense) income(a)	5	1	(2)	4
Net income (expense) from investments(a)	19	32	69	(13)
Income taxes(a)	(352)	(197)	(250)	(155)
Tax rate (%)	34.7	32.0	32.8	2.7
Adjusted net profit (loss)	663	419	512	244	(58.2)

(a) Excluding special items.

In 2017, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of €991 million, increasing by €408 million from the previous year.

The Refining & Marketing business reported an adjusted operating profit of €531 million, the best full year result in the last eight years, increasing by €253 million. The benefits from the initiatives implemented over the last years, which were designed to improve the set-up of Eni’s refining system allowing to reduce the break-even margin below the 4 $/barrel threshold. The improved cost structure enabled the Company to fully capture the upside in the scenario recorded in the first nine months of 2017, despite the shutdown of Sannazzaro refinery. This results were also strengthened by the gain from the licensing of the EST conversion technology to Sinopec and positive performance driven by the effective commercial initiatives, which supported the premium segments.

The Chemical business reported an adjusted operating profit of €460 million, increasing by €155 million, representing the best performance reported in the recent history of Eni’s Chemical business. This result demonstrates the value of the progress in the turnaround process that through the restructuring plan to optimize plant set-up at core hubs and reposition the product portfolio towards higher-value segments, was able to fully capture the upside in the trading environment and to achieve volume upsides.

Adjusted operating profit excluded a positive adjustment of €223 million.

66	FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	Eni Integrated Annual Report 2017

SOURCES AND USES OF CASH

In 2017, net cash provided by operating activities from continuing operations amounted to €10,117 million. The closing of the divestment of Eni’s assets in Mozambique and Egypt and other disposals generated €5.455 million of proceeds. These inflows funded financial requirements for capital expenditure (€9,191 million including investments), the payment of Eni’s dividend (the final dividend for fiscal year 2016 and the 2017 interim dividend totaling €2,881 million).

Summarized Group Cash Flow Statement

(€ million)	2017	2016	2015	Change
Net profit (loss) - continuing operations	3,377	(1,044)	(7,399)	4,421
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
- depreciation, depletion and amortization and other non monetary items	8,720	7,773	17,216	947
- net gains on disposal of assets	(3,446)	(48)	(577)	(3,398)
- dividends, interests, taxes and other changes	3,650	2,229	3,215	1,421
Changes in working capital related to operations	1,440	2,112	4,781	(672)
Dividends received, taxes paid, interests (paid) received during the period	(3,624)	(3,349)	(4,361)	(275)
Net cash provided by operating activities - continuing operations	10,117	7,673	12,875	2,444
Net cash provided by operating activities - discontinued operations			(1,226)
Net cash provided by operating activities	10,117	7,673	11,649	2,444
Capital expenditure - continuing operations	(8,681)	(9,180)	(10,741)	499
Capital expenditure - discontinued operations			(561)
Capital expenditure	(8,681)	(9,180)	(11,302)	499
Investments and purchase of consolidated subsidiaries and businesses	(510)	(1,164)	(228)	654
Disposals	5,455	1,054	2,258	4,401
Other cash flow related to capital expenditure, investments and disposals	(373)	465	(1,351)	(838)
Free cash flow	6,008	(1,152)	1,026	7,160
Borrowings (repayment) of debt related to financing activities	341	5,271	(300)	(4,930)
Changes in short and long-term financial debt	(1,712)	(766)	2,126	(946)
Dividends paid and changes in non-controlling interests and reserves	(2,883)	(2,885)	(3,477)	2
Effect of changes in consolidation, exchange differences and cash and cash equivalent related to discontinued operations	(65)	(3)	(780)	(62)
NET CASH FLOW	1,689	465	(1,405)	1,224
Net cash provided by operating activities before changes in working capital at replacement cost	8,458	5,386	8,510	3,072

Changes in net borrowings

(€ million)	2017	2016	2015	Change
Free cash flow	6,008	(1,152)	1,026	7,160
Net borrowings of divested companies	261	5,848	83	(5,587)
Exchange differences on net borrowings and other changes	474	284	(818)	190
Dividends paid and changes in non-controlling interest and reserves	(2,883)	(2,885)	(3,477)	2
CHANGE IN NET BORROWINGS	3,860	2,095	(3,186)	1,765

Management also assessed the Group net cash provided by operating activities excluding movements in working capital net of the inventory holding gain, which resulted in €8,458 million.

This cash flow was negatively impacted by:

-	credit losses amounting to €616 million which included the recognition of a valuation allowance for doubtful accounts of our E&P business in connection with cost recovery and other matters and the difference between the allowance for doubtful accounts made in accordance to the “expected loss” accounting model vs. the incurred loss accounting in the retail G&P business;
-	an extraordinary payment made for a tax settlement in Angola (€150 million) relating to past reporting periods.

When excluding these effects, net cash provided by operating activities excluding the movements of working capital and the profit/loss on stock would be approximately €9.2 billion, an increase of 50% compared to 2016 which would amount to €6.2 billion net of extraordinary items or non-recurring gains/losses. Management assessed the progress made in 2017 to lower the Brent price level at which the Group was able to fund its capital expenditures and dividend payments through cash from operations. To that end it is worth noting that the disposals of a 40% interest in the Zohr gas field and of a 25% interest in Area 4 in Mozambique had retroactive economic effects, which means that the consideration received by the buyers included the reimbursement of the capex incurred by Eni in connection with those interests from the beginning of 2017 up to the completion date. Furthermore, Eni cashed in approximately €0.2 billion of

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advances in connection with future supplies of gas to our state-owned partners in Egypt as part of the agreements to accelerate the development plans of the Zohr gas field.

Cash flow from operating activities including changes in working capital was netted of those advances and other minor items to €9.99 billion, whereas capex for the FY 2017 was netted of the share reimbursed by the buyers of the minority interests in the Zohr and Mozambique projects and other minor items to €7.62 billion, respectively, yielding a surplus of approximately €2.4 billion, which funded approximately 80% of the total amount of the cash dividend (€2.9 billion). Consequently, on the basis of the Group cash flow sensitivity to the Brent scenario which is assuming an increase of approximately €0.2 billion in free cash flow for each one-dollar increase in the Brent price (and vice versa), the organic cash neutrality for funding FY capex and the floor dividend is achieved at 57 $/bbl, better than management’s expectations at 60 $/bbl and in line with the long-term Company’s target of a cash neutrality structurally below the 60 $/bbl threshold. 2017 disposals net of the share of the transaction price relating to capex reimbursements amounted to €3.80 billion. When considering this cash inflow, the Brent level at which cash neutrality was achieved in 2017 reduced to 39 $/bbl.

Capital expenditure

(€ million)	2017	2016	2015	Change	% Ch.
Exploration & Production	7,739	8,254	9,980	(515)	(6.2)
- acquisition of proved and unproved properties	5	2		3	..
- exploration	442	417	566	25	6.0
- development	7,236	7,770	9,341	(534)	(6.9)
- other expenditure	56	65	73	(9)	(13.8)
Gas & Power	142	120	154	22	18.3
Refining & Marketing and Chemicals	729	664	628	65	9.8
- Refining & Marketing	526	421	408	105	24.9
- Chemicals	203	243	220	(40)	(16.5)
Corporate and other activities	87	55	64	32	58.2
Impact of unrealized intragroup profit elimination	(16)	87	(85)
Capital expenditure - continuing operations	8,681	9,180	10,741	(499)	(5.4)
Capital expenditure - discontinued operations			561
Capital expenditure	8,681	9,180	11,302	(499)	(5.4)

In the full year of 2017, capital expenditure amounted to €8,681 million (€9,180 million in the FY 2016) and mainly related to:

-	development activities (€7,236 million) deployed mainly in Egypt, Ghana, Angola, Congo, Algeria, Iraq and Norway; exploration activities (€442 million) concerned mainly Cyprus, Norway, Mexico, Egypt, Libya and Ivory Coast; in the cash flow from operating activities. Cash-outs comprised in net cash from operating activities (€273 million) relate to geological and geophysical studies as part of the exploration activities, which are charged to expenses;

-	refining activity in Italy and outside Italy (€395 million) aimed at assets integrity, reconversion of refinery EST plant at Sannazzaro, as well as initiatives in the field of health, security and environment; marketing activity, mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€131 million);
-	initiatives relating to gas marketing (€102 million) as well as initiatives to improve flexibility and upgrade combined-cycle power plants (€36 million).

68	FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	Eni Integrated Annual Report 2017

SUMMARIZED GROUP BALANCE SHEET

The summarized Group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyse its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as the return on invested capital (ROACE), gearing and leverage.

Summarized Group Balance Sheet

(€ million)	December 31, 2017	December 31, 2016	Change
Fixed assets
Property, plant and equipment	63,158	70,793	(7,635)
Inventories - Compulsory stock	1,283	1,184	99
Intangible assets	2,925	3,269	(344)
Equity-accounted investments and other investments	3,730	4,316	(586)
Receivables and securities held for operating purposes	1,698	1,932	(234)
Net payables related to capital expenditure	(1,379)	(1,765)	386
	71,415	79,729	(8,314)
Net working capital
Inventories	4,621	4,637	(16)
Trade receivables	10,182	11,186	(1,004)
Trade payables	(10,890)	(11,038)	148
Tax payables and provisions for net deferred tax liabilities	(2,387)	(3,073)	686
Provisions	(13,447)	(13,896)	449
Other current assets and liabilities	287	1,171	(884)
	(11,634)	(11,013)	(621)
Provisions for employee post-retirement benefits	(1,022)	(868)	(154)
Assets held for sale including related liabilities	236	14	222
CAPITAL EMPLOYED, NET	58,995	67,862	(8,867)
Eni shareholders’ equity	48,030	53,037	(5,007)
Non-controlling interest	49	49
Shareholders’ equity	48,079	53,086	(5,007)
Net borrowings	10,916	14,776	(3,860)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	58,995	67,862	(8,867)

The Summarized Group Balance Sheet was affected by the movement in the EUR/USD exchange rate, which determined a decrease in net capital employed, total equity and net borrowings by €6,774 million, €5,573 million, and €1,201 million respectively. This was due to translation into euros of the financial statements of US-denominated subsidiaries reflecting a 13,9% appreciation of the euro against the US dollar (1 EUR= 1.200 USD at September 30, 2017 compared to 1.054 at December 31, 2016).

Fixed assets (€71,415 million) decreased by €8,314 million from December 31, 2016. The item “Property, plant and equipment” was down by €7,635 million mainly due to DD&A (€7,483 million) and negative currency movements (€7,025 million), partially offset by capital expenditure of €8,681 million.

The “Intangible assets” decreased by €344 million due to the derecognition of the goodwill of Eni G&P NV following the disposal defined in 2017, as well as the negative effect of exchange rate differences.

The decrease in the item “Equity-accounted investments and other investments” of €586 million was due to the impairment of Eni’s interest in the E&P segment and Chemical business, the negative results of the subsidiaries company and the disposals.

Net working capital was in negative territory at minus €11,634 million and decreased by €621 million y-o-y driven by reduced trade receivables (-€1,004 million), due to better management of working capital and higher volume of trade receivables due beyond end of the reporting period which were transferred to factoring institution, as well as decreased of other current assets and liabilities (-€884 million) due mainly to the impairment of certain receivables in the E&P segment.

These negatives were partly offset by the decrease in tax payables and provisions for deferred taxes (+€686 million) and the reduction in the risk provisions (+€449 million) for the exchange rate effect.

Assets held for sale including related liabilities (€236 million) are related to: (i) an agreement signed by Eni and MET Holding AG to divest 98.99% (entire stake owned) of Tigáz Zrt and Tigáz DSO (100% Tigáz Zrt) to MET, including Eni's gas distribution operations in Hungary. The transaction is subject to regulatory approval by the relevant authorities; (ii) disposal of tangible assets and investments in the E&P segment.

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LEVERAGE AND NET BORROWINGS

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including non-controlling interest.

Gearing measures how much of capital employed net is financed recurring to third-party funding and is calculated as the ratio between net borrowings and capital employed net. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	December 31, 2017	December 31, 2016	Change
Total debt:	24,707	27,239	(2,532)
Short-term debt	4,528	6,675	(2,147)
Long-term debt	20,179	20,564	(385)
Cash and cash equivalents	(7,363)	(5,674)	(1,689)
Securities held for trading and other securities held for non-operating purposes	(6,219)	(6,404)	185
Financing receivables for non-operating purposes	(209)	(385)	176
Net borrowings	10,916	14,776	(3,860)
Shareholders’ equity including non-controlling interest	48,079	53,086	(5,007)
Leverage	0.23	0.28	(0.05)
Gearing	0.18	0.22	(0.04)

Net borrowings at December 31, 2017 was €10,916 million, lower by €3,860 million from 2016.

This reduction was driven by net cash flow from operations amounting to €10,117 million and the finalization of portfolio transactions as part of the Dual Exploration Model (the disposal of a 40% interest in Zohr in Egypt and of a 25% interest in Area 4 offshore Mozambique) and other non-strategic assets (retail activity in Belgium). Income taxes on the disposals of Eni’s interests in Zohr and in Area 4 in Mozambique (€0.44 billion) were netted against cash flow from disposals, as provided by international accounting standards. Cash flow from operations was also influenced by a higher level of receivables due beyond the end of the reporting period being sold to financing institutions compared to the amount sold at the end of the previous reporting period (approximately €0.3 billion).

As of December 31, 2017, the ratio of net borrowings to shareholders’ equity including non controlling interest – leverage – was 0.23, reporting a decrease from 0.28 as of the end of 2016.

This decline was driven by lower net borrowing, the effects of which were partly offset by a reduction in the Group total equity as explained below.

Total equity decreased by €5,007 million from December 31, 2016. This was due to the negative foreign currency translation differences (€5,573 million) due to a 13.2% appreciation of the euro against the US dollar at year end (the exchange rate recorded on December 31, 2017 at 1.200, compared to 1 euro = 1.054 euro US$ at December 31, 2016), as well as the dividend payment of €2,880 million.

These negatives were partly offset by profit for the year.

Total debt of €24,707 million consisted of €4,528 million of short-term debt (including the portion of long-term debt due within twelve months of €2,286 million) and €20,179 million of long-term debt.

As of December 31, 2017, gearing – the ratio of net borrowings to net capital employed – was 0.18, lower than 0.22 at December 31, 2016.

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NON-GAAP MEASURES

| Alternative performance measures

Management evaluates underlying business performance on the basis of Non-GAAP financial measures under IFRS (“Alternative performance measures”), such as adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. From 2017, the recognition of the inventory holding (gains) losses has been revised in the Gas & Power segment considering a recently-enacted, less restrictive regulatory framework relating the legal obligation on part of gas wholesalers to retain gas volumes in storage to ensure an adequate level of modulation to the retail segment. On this basis, management has progressively reduced gas quantities held in storage and has commenced to leverage those quantities to improve margins by seeking to capture the seasonality in gas prices existing between the phase of gas injection (which typically occurs in summer months) vs. the phase of gas off-take (which typically occurs during the winter months). Therefore, from the closure of the statutory period of gas injection, i.e. from the fourth quarter of 2017, the determination of the stock profit or loss in the Gas & Power segment has changed and currently gas off-takes from storage are valued at the average cost incurred during the injection period net of the effects of hedging derivatives, ensuring when the purchased volumes are matched by the corresponding sales (net of the effects of hedging derivatives) the proper measurement and accountability of the economic performances. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which affect industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures. Follows the description of the main alternative performance measures adopted by Eni.

The measures reported below refer to the performance of the reporting periods disclosed in this press release.

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non-hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the

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criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Adjusted operating profit and adjusted net profit on a standalone basis

Considering the significant impact of the discontinued operations in the comparative reporting periods of 2015, management used an adjusted performance measures calculated on a standalone basis. This Non-GAAP measure excludes as usual the items “profit/ loss on stock” and extraordinary gains and losses (special items), while it reinstates the effects relating to the elimination of gains and losses on intercompany transactions with the Engineering & Construction segment which, as of December 31, 2015, was in the disposal phase, represented as discontinued operations under the IFRS5. These measures obtain a representation of the performance of the continuing operations which anticipates the effect of the derecognition of the discontinued operations. Namely: adjusted operating profit and adjusted net profit on a standalone basis.

Profit per boe

Measures the return per oil and natural gas barrel produced. It is calculated as the ratio between Results of operations from E&P activities (as defined by FASB Extractive Activities - oil&gas Topic 932) and production sold.

Opex per boe

Measures efficiency in the oil&gas development activities, calculated as the ratio between operating costs (as defined by FASB Extractive Activities - oil&gas Topic 932) and production sold.

Finding & Development cost per boe

Represents Finding & Development cost per boe of new proved or possible reserves. It is calculated as the overall amount of exploration and development expenditure, the consideration for the acquisition of possible and probable reserves as well as additions of proved reserves deriving from improved recovery, extensions, discoveries and revisions of previous estimates (as defined by FASB Extractive Activities - oil&gas Topic 932).

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

ROACE (Return On Average Capital Employed) adjusted

Is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

Net cash provided by operating activities before changes in working capital at replacement cost

Net cash provided from operating activities before changes in working capital and exlcuding inventory holding gain or loss.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/ receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations.

Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Coverage

Financial discipline ratio, calculated as the ratio between operating profit and net finance charges.

Current ratio

Measures the capability of the company to repay short-term debt, calculated as the ratio between current assets and current liabilities.

Debt coverage

Rating companies use the debt coverage ratio to evaluate debt sustainability. It is calculated as the ratio between net cash provided by operating activities and net borrowings, less cash and cash-equivalents, securities held for non-operating purposes and financing receivables for non-operating purposes.

The following tables report the group operating profit and Group adjusted net profit and their breakdown by segment, as well as is represented the reconciliation with net profit attributable to Eni’s shareholders of continuing operations.

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2017	(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)		7,651	75	981	(668)	(27)	8,012
Exclusion of inventory holding (gains) losses				(213)		(6)	(219)
Exclusion of special items:
- environmental charges		46		136	26		208
- impairment losses (impairment reversals), net		(154)	(146)	54	25		(221)
- net gains on disposal of assets		(3,269)		(13)	(1)		(3,283)
- risk provisions		366			82		448
- provision for redundancy incentives		19	38	(6)	(2)		49
- commodity derivatives			157	(11)			146
- exchange rate differences and derivatives		(68)	(171)	(9)			(248)
- other		582	261	72	(4)		911
Special items of operating profit (loss)		(2,478)	139	223	126		(1,990)
Adjusted operating profit (loss)		5,173	214	991	(542)	(33)	5,803
Net finance (expense) income(a)		(50)	10	5	(699)		(734)
Net income (expense) from investments(a)		408	(9)	19	22		440
Income taxes(a)		(2,807)	(163)	(352)	178	17	(3,127)
Tax rate (%)		50.8	75.8	34.7			56.8
Adjusted net profit (loss)		2,724	52	663	(1,041)	(16)	2,382
of which attributable to:
- non-controlling interest							3
- Eni’s shareholders							2,379

Reported net profit (loss) attributable to Eni’s shareholders							3,374
Exclusion of inventory holding (gains) losses							(156)
Exclusion of special items							(839)
Adjusted net profit (loss) attributable to Eni’s shareholders							2,379

(a) Excluding special items.

Eni Integrated Annual Report 2017	FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	73

2016	(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	DISCONTINUED OPERATIONS	CONTINUING OPERATIONS
Reported operating profit (loss)		2,567	(391)	723	(681)	(61)	2,157		2,157
Exclusion of inventory holding (gains) losses			90	(406)		141	(175)		(175)
Exclusion of special items:
- environmental charges			1	104	88		193		193
- impairment losses (impairment reversals), net		(684)	81	104	40		(459)		(459)
- impairment of exploration projects		7					7		7
- net gains on disposal of assets		(2)		(8)			(10)		(10)
- risk provisions		105	17	28	1		151		151
- provision for redundancy incentives		24	4	12	7		47		47
- commodity derivatives		19	(443)	(3)			(427)		(427)
- exchange rate differences and derivatives		(3)	(19)	3			(19)		(19)
- other		461	270	26	93		850		850
Special items of operating profit (loss)		(73)	(89)	266	229		333		333
Adjusted operating profit (loss)		2,494	(390)	583	(452)	80	2,315		2,315
Net finance (expense) income(a)		(55)	6	1	(721)		(769)		(769)
Net income (expense) from investments(a)		68	(20)	32	(6)		74		74
Income taxes(a)		(1,999)	74	(197)	188	(19)	(1,953)		(1,953)
Tax rate (%)		79.7	18.3	32.0			120.6		120.6
Adjusted net profit (loss)		508	(330)	419	(991)	61	(333)		(333)
of which attributable to:
- non-controlling interest							7		7
- Eni’s shareholders							(340)		(340)

Reported net profit (loss) attributable to Eni’s shareholders							(1,464)	413	(1,051)
Exclusion of inventory holding (gains) losses							(120)		(120)
Exclusion of special items							1,244	(413)	831
Adjusted net profit (loss) attributable to Eni’s shareholders							(340)		(340)

(a) Excluding special items.

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									Discontinued operations
2015	(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Engineering & Construction	Impact of unrealized intragroup profit elimination	GROUP	Engineering & Construction	Consolidation adjustments	TOTAL	CONTINUING OPERATIONS	Reinstatement of inter- company transactions vs. Discontinued operations	CONTINUING OPERATIONS on a standalone basis
Reported operating profit (loss)		(959)	(1,258)	(1,567)	(497)	(694)	(23)	(4,998)	694	1,228	1,922	(3,076)		(4,304)
Exclusion of inventory holding (gains) losses			132	877			127	1,136				1,136		1,136
Exclusion of special items:
- environmental charges				137	88			225				225		225
- impairment losses (impairment reversals), net		5,212	152	1,150	20	590		7,124	(590)		(590)	6,534		6,534
- impairment of exploration projects		169						169				169		169
- net gains on disposal of assets		(403)		(8)	4	1		(406)	(1)		(1)	(407)		(407)
- risk provisions			226	(5)	(10)			211				211		211
- provision for redundancy incentives		15	6	8	1	12		42	(12)		(12)	30		30
- commodity derivatives		12	90	68		(6)		164	6	(6)		164		170
- exchange rate differences and derivatives		(59)	(9)	5				(63)				(63)		(63)
- other		195	535	30	25			785				785		785
Special items of operating profit (loss)		5,141	1,000	1,385	128	597		8,251	(597)	(6)	(603)	7,648		7,654
Adjusted operating profit (loss)		4,182	(126)	695	(369)	(97)	104	4,389	97	1,222	1,319	5,708	(1,222)	4,486
Net finance (expense) income(a)		(272)	11	(2)	(686)	(5)		(954)	5	24	29	(925)	(24)	(949)
Net income (expense) from investments(a)		254	(2)	69	285	17		623	(17)		(17)	606		606
Income taxes(a)		(3,173)	(51)	(250)	107	(212)	(47)	(3,626)	212	(53)	159	(3,467)	53	(3,414)
Tax rate (%)		76.2	..	32.8		..		89.4				64.3		82.4
Adjusted net profit (loss)		991	(168)	512	(663)	(297)	57	432	297	1,193	1,490	1,922	(1,193)	729
of which attributable to:
- non-controlling interest								(243)			848	605	(679)	(74)
- Eni’s shareholders								675			642	1,317	(514)	803

Reported net profit (loss) attributable to Eni’s shareholders								(8,778)			826	(7,952)		(7,952)
Exclusion of inventory holding (gains) losses								782				782		782
Exclusion of special items								8,671			(184)	8,487		8,487
Reinstatement of intercompany transactions vs. disc. Op.														(514)
Adjusted net profit (loss) attributable to Eni’s shareholders								675			642	1,317		803

(a) Excluding special items.

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RISK FACTORS AND

UNCERTAINTIES

The risks described below may have a material effect on our operational and financial performance. We invite our investors to consider these risks carefully.

Eni’s operating results, cash flow and rates of growth are affected by volatile prices of crude oil, natural gas, oil products and chemicals Prices of oil and natural gas have a history of volatility due to many factors that are beyond Eni’s control. These factors include among other things:

-	global and regional dynamics of oil and gas supply and demand and global level of inventories. In 2017 crude oil prices were volatile, with the first half of the year characterized by market uncertainties about a rebalancing between global demand and supplies and the overhang of high global inventories. From the second part of the year, the recovery in crude oil prices progressively gained steam with prices reaching levels unseen in recent years, at around 70 $/bbl in early 2018. This upward trend was driven by better market fundamentals and full effectiveness of production cuts agreed by OPEC Countries at the end of November 2016 to reduce the output of the cartel, joined also by certain non-OPEC countries (among which Russia). The average price for the Brent crude oil benchmark increased by 24% y-o-y at about 54 $/bbl;
-	global political developments, including sanctions imposed on certain producing countries and conflict situations;
-	global economic and financial market conditions;
-	the ability of the OPEC cartel to control world supply and therefore oil prices;
-	prices and availability of alternative sources of energy (e.g., nuclear, coal and renewables);
-	weather conditions;
-	operational issues;
-	governmental regulations and actions;
-	success in the development and deployment of new technologies for the recovery of crude oil and natural gas reserves and technological advances affecting energy consumption;
-	competition from alternative energy sources like solar energy, photovoltaic and other renewables; and
-	growing sensibility among the public and the commitment of the world nations to addressing the issue of global warming and climate change by reducing the release in the atmosphere of greenhouse gases (“GHG”) produced by the consumption of hydrocarbons in human activities.

All these factors can affect the global balance between demand and supply for oil and prices of crude oil, natural gas, and other energy commodities.

Management believes that current market dynamics are supportive of the ongoing recovery in crude oil prices. Going forward, we foresee a better balance between demand and supply driven by an improving macroeconomic outlook and the effects of the reduced investments made by international oil companies during the downturn. The production cuts agreed by OPEC with the cooperation of other Countries (principally Russia) will provide further support in the short term. However, management has also evaluated the continuing risks and uncertainties inherent in such forecasts, including actual implementation of the production cuts announced by the OPEC, structural changes that have been affecting the oil industry – e.g. the increase in oil supply following the US tight oil revolution – the unpredictable impact of geopolitical crisis and the greater role played by renewable energy sources, as well as risks associated with internationally-agreed measures intended to reduce GHG. Based on this outlook, management basically confirmed its long-term assumption for the benchmark Brent price to 72 $/bbl in 2021 real terms (under the previous plan it was 71.4 $/bbl) in elaborating the Group’s financial projections of the 2018 - 2021 industrial plan and the estimations of recoverability of the carrying amounts of the Group’s oil and gas assets as of December 31, 2017.

Fluctuations in oil and natural gas prices have had and may in the future have a material effect on the Group’s results of operations and cash flow. Lower prices from one year to another negatively affect the Group’s consolidated results of operations and cash flow. This is because lower prices translate into lower revenues recognized in the Company’s Exploration & Production segment at the time of the price change, whereas expenses in this segment are either fixed or less sensitive to changes in crude oil prices than revenues. Based on the current portfolio of oil and gas assets, Eni’s management estimates that the Company’s consolidated net profit would vary by approximately euro 200 million for each one dollar change in the price of the Brent crude oil benchmark with respect to the price case assumed in Eni’s financial projections for 2018 at 60 $/bbl. Net cash provided by operating activities is expected to vary by a similar amount.

In addition to the adverse effect on revenues, profitability and cash flow, lower oil and gas prices could result in debooking of proved reserves, if they become uneconomic in this type of environment, and asset impairments.

Depending on the significance and speed of a decrease in crude oil prices, Eni may also need to review investment decisions and the viability of development projects. The effect of lower oil and gas prices over prolonged periods on Eni’s results of operations and cash flow may adversely affect the funds available to finance expansion projects, further reducing the Company’s ability to grow future production and revenues. In addition, such lower price may reduce returns from development projects, either planned or in progress, forcing the Company to reschedule, postpone or cancel development projects.

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In response to weakened oil and gas industry conditions and resulting revisions made to rating agency commodity price assumptions, lower commodity prices may also reduce the Group’s access to capital and lead to a downgrade or other negative rating action with respect to the Group’s credit rating by rating agencies, including Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investor Services Inc (“Moody’s”). These downgrades may negatively affect the Group’s cost of capital, increase the Group’s financial expenses, and may limit the Group’s ability to access capital markets and execute aspects of the Group’s business plans.

Eni estimates that movements in oil prices impact pricing for approximately 50 per cent. of its current production. The remaining portion of Eni’s current production is largely unaffected by crude oil price movements considering that the Company’s property portfolio is characterized by a sizeable presence of production sharing contracts, whereby, due to the cost recovery mechanism, the Company is entitled to a larger number of barrels in the event of a fall in crude oil prices. (See the specific risks of the Exploration & Production segment in “Risks associated with the exploration and production of oil and natural gas” below).

The Group’s results from its Refining & Marketing and Chemicals businesses are primarily dependent upon the supply and demand for refined and chemical products and the associated margins on refined product and chemical products sales, with the impact of changes in oil prices on results of these segments being dependent upon the speed at which the prices of products adjust to reflect movements in oil prices.

Because of the above mentioned risks, a prolonged decline in commodity prices would materially and adversely affect the Group’s business prospects, financial condition, results of operations, cash flows, ability to finance planned capital expenditures and commitments and may impact shareholder returns, including dividends and the share price.

Competition

There is strong competition worldwide, both within the oil industry and with other industries, to supply energy and petroleum products to the industrial, commercial and residential energy markets

Eni faces strong competition in each of its business segments.

The current competitive environment in which Eni operates is characterized by volatile prices and margins of energy commodities, limited product differentiation and complex relationships with state-owned companies and national agencies of the Countries where hydrocarbons reserves are located to obtain mineral rights. As commodity prices are beyond the Company’s control, Eni’s ability to remain competitive and profitable in this environment requires continuous focus on technological innovation, the achievement of efficiencies in operating cost and efficient management of capital resources. It also depends on Eni’s ability to gain access to new investment opportunities, both in Europe and worldwide.

-	In the Exploration & Production segment, Eni faces competition from both international and state-owned oil companies for obtaining exploration and development rights, and developing and applying new technologies to maximize hydrocarbon recovery. Furthermore, Eni may face a competitive disadvantage because of its smaller size relative to other international oil companies, particularly when bidding for large scale or capital intensive projects, and it may be exposed to the risk of obtaining lower cost savings in a deflationary environment compared to its larger competitors given its potentially smaller market power with respect to suppliers. If, because of those competitive pressures, Eni fails to obtain new exploration and development acreage, to apply and develop new technologies, and to control costs, its growth prospects and future results of operations and cash flow may be adversely affected.

-	Throughout 2016, the Gas & Power segment experienced a history of operating losses due to a difficult market environment in the European gas sector. Eni is facing strong competition from gas and energy players to sell gas to the industrial segment, the thermoelectric sector and the retail customers both in the Italian market and in markets across Europe. Competition has been driven by ongoing weak demand, oversupplies and use of alternative energy sources for the production of electricity (renewables or coal). The production of gas-fired electricity is one of the major outlet for gas. In recent years the use of gas in gas-fired power plants has been negatively affected by an increased use of coal in firing power plants due to cost advantages and a dramatic growth in the adoption of renewable sources of energy (photovoltaic, wind and solar). The large-scale development of shale gas in the United States has been another fundamental trend that aggravated the oversupply situation in Europe because many LNG projects worldwide that originally targeted the US market, were redirected to an already saturated European market. Furthermore, many LNG terminals in the US are undergoing upgrading projects designed to convert them into gas liquefaction facilities with the aim of exporting the large gas surplus out of the US. This development will further increase global gas supplies. In recent years, large gas availability in Europe led to the development of liquid spot markets where gas is traded daily. Prices at these hubs have become the benchmark to selling prices and have been on a downtrend in recent years. These trends have negatively affected the profitability of our Gas & Power business, because the Company is part of long-term gas supply contracts with take-or-pay clauses, which exposed us to a volume risk, as we are contractually required to purchase minimum annual amounts of gas or, if we fail to do so, to pay the corresponding price. Additionally, we have booked the transportation rights along the main gas backbones across Europe to deliver our contracted gas volumes to end-markets. In a weak market, the need to dispose of the minimum off-take of gas have negatively affected our margins. Looking forward, we believe that the competitive landscape in our Gas & Power business will remain challenging due to expected weak growth in demand, also reflecting political uncertainty in the EU about the role of gas in the energy mix, the continuing build of oversupplies and inter-fuel competition. Eni believes that these ongoing negative trends may adversely affect the Company’s future results of operations and cash flows.
-	In its Gas & Power segment, Eni is vertically integrated in the production of electricity via its gas-fired power plants, which

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are currently utilizing the combined-cycle technology. In the electricity business, Eni competes with other producers and traders from Italy or outside Italy who sell electricity in the Italian market. The Company expects continuing competition due to the projections of moderate economic growth in Italy and Europe over the foreseeable future, also causing outside players to place excess production on the Italian market. The economics of the gas-fired electricity business have dramatically changed over the latest few years due to ongoing competitive trends. Spot prices of electricity in the wholesale market throughout Europe decreased due to excess supplies driven by the growing production of electricity from renewable sources, that also benefit from governmental subsidies, and a recovery in the production of coal-fired electricity which was helped by a substantial reduction in the price of this fuel on the back of a massive oversupply of coal occurring on a global scale. As a result of falling electricity prices, margins on the production of gas-fired electricity have been negatively affected. Eni believes that the competitive scenario in this business will remain challenging in the foreseeable future, negatively affecting results of operations and cash flow.

-	In the Refining & Marketing segment, Eni faces strong competition in both industrial and commercial activities. European refining margins remain lower than other areas due to higher energy costs, weak trends in demand for fuels and competitive pressure from cheaper productions mainly coming from Middle East and Asia and tighter compliance constraints. We believe that the competitive environment will remain challenging in the foreseeable future, also considering refining overcapacity in the European area. In marketing, Eni faces competition from other oil companies and new participants such as unbranded operators and large retailers, that leverage on the price awareness of final consumers to increase their market share. All these operators compete with each other primarily in terms of pricing and, to a lesser extent, service quality.
-	In the Chemical business, Eni faces strong competition from well-established international players and state-owned petrochemical companies, particularly in the most commoditized segments such as the production of basic petrochemical products and plastics. Many of those competitors based in the Far East and the Middle East are able to benefit from cost advantages due to scale, favourable environmental regulations, availability of cheap feedstock and proximity to end-markets. Excess capacity across Europe is also fuelling competition in this business. Furthermore, petrochemical producers based in the United States have regained market share, as their cost structure has become competitive due to the availability of cheap feedstock deriving from the production of domestic shale gas. Competition exacerbates the impact of any macroeconomic downturn on the business’ results of operations and cash flow; additionally, the business results are exposed to fluctuation in the relative prices of oil-based feedstock and final prices of petrochemicals products. The Company expects continuing margin pressures in its petrochemical business in the foreseeable future as a result of those trends.

Safety, security, environmental and other operational risks

The Group engages in the exploration and production of oil and natural gas, processing, transportation, and refining of crude oil,

transport of natural gas, storage and distribution of petroleum products and the production of base chemicals, plastics and elastomers. By their nature, the Group’s operations expose Eni to a wide range of significant health, safety, security and environmental risks. The magnitude of these risks is influenced by the geographic range, operational diversity and technical complexity of Eni’s activities. Eni’s future results of operations and liquidity depend on its ability to identify and mitigate the risks and hazards inherent to operating in those industries.

In the Exploration & Production segment, Eni faces natural hazards and other operational risks including those relating to the physical characteristics of oil and natural gas fields. These include the risks of eruptions of crude oil or of natural gas, discovery of hydrocarbon pockets with abnormal pressure, crumbling of well openings, leaks that can harm the environment and the security of Eni’s personnel and risks of blowout, fire or explosion. Accidents at a single well can lead to loss of life, damage or destruction to properties, environmental damage, GHG emissions and consequently potential economic losses that could have a material and adverse effect on the business, results of operations, liquidity, reputation and prospects of the Group, including its share price and dividends.

Eni’s activities in the Refining & Marketing and Chemical segment entail health, safety and environmental risks related to the handling, transformation and distribution of oil, oil products and certain petrochemicals products. These risks can arise from the intrinsic characteristics and the overall life cycle of the products manufactured and the raw materials used in the manufacturing process, such as oil-based feedstock, catalysts, additives and monomer feedstock. These risks comprise flammability, toxicity, long-term environmental impact such as greenhouse gas emissions and risks of various forms of pollution and contamination of the soil and the groundwater, emissions and discharges resulting from their use and from recycling or disposing of materials and wastes at the end of their useful life.

All of Eni’s segments of operations involve, to varying degrees, the transportation of hydrocarbons. Risks in transportation activities depend both on the hazardous nature of the products transported, and on the transportation methods used (mainly pipelines, shipping, river freight, rail, road and gas distribution networks), the volumes involved and the sensitivity of the regions through which the transport passes (quality of infrastructure, population density, environmental considerations). All modes of transportation of hydrocarbons are particularly susceptible to a loss of containment of hydrocarbons and other hazardous materials, and, given the high volumes involved, could present a significant risk to people and the environment.

The Company invests significant resources in order to upgrade the methods and systems for safeguarding safety and health of employees, contractors and communities, and the environment; to prevent risks; to comply with applicable laws and policies; and to respond to and learn from unforeseen incidents. Eni seeks to minimize these operational risks by carefully designing and building facilities, including wells, industrial complexes, plants and equipment, pipelines, storage sites and other facilities,

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and managing its operations in a safe and reliable manner and in compliance with all applicable rules and regulations. These measures may not ultimately adequately manage these risks. Failure to manage these risks could cause unforeseen incidents, including releases or oil spills, blowouts, fire, mechanical failures and other incidents resulting in personal injury, loss of life, environmental damage, legal liabilities and/or damage claims, destruction of crude oil or natural gas wells, as well as damage to equipment and other property, all of which could lead to a disruption in operations.

Eni’s operations are often conducted in difficult and/or environmentally sensitive locations such as the Gulf of Mexico, the Caspian Sea and the Arctic. In such locations, the consequences of any incident could be greater than in other locations. Eni also faces risks once production is discontinued, because Eni’s activities require the decommissioning of productive infrastructures and environmental sites remediation and clean-up. Furthermore, in certain situations where Eni is not the operator, the Company may have limited influence and control over third parties, which may limit its ability to manage and control such risks.

Eni retains worldwide third-party liability insurance coverage, which is designed to hedge part of the liabilities associated with damage to third parties, loss of value to the Group’s assets related to unfavourable events and in connection with environmental cleanup and remediation. Particularly, Eni’s entities are insured against liabilities for damage to third parties and environmental claims up to $1.2 billion in case of offshore incident and $1.4 billion in case of incident at onshore facilities (refineries). Additionally, the Company may also activate further insurance coverage in case of specific capital projects and other industrial initiatives. Management believes that its insurance coverage is in line with industry practice and is sufficient to cover normal risks in its operations. However, the Company is not insured against all potential risks. In the event of a major environmental disaster, such as the incident which occurred at the Macondo well in the Gulf of Mexico several years ago, for example, Eni’s third-party liability insurance would not provide any material coverage and thus the Company’s liability would far exceed the maximum coverage provided by its insurance. The loss Eni could suffer in the event of such a disaster would depend on all the facts and circumstances of the event and would be subject to a whole range of uncertainties, including legal uncertainty as to the scope of liability for consequential damages, which may include economic damage not directly connected to the disaster.

The Company cannot guarantee that it will not suffer any uninsured loss and there can be no guarantee, particularly in the case of a major environmental disaster or industrial accident, that such a loss would not have a material adverse effect on the Company.

The occurrence of the above mentioned events could have a material adverse impact on the Group’s business, competitive position, cash flow, results of operations, liquidity, future growth prospects and shareholders’ returns and damage the Group’s reputation.

Risks associated with the exploration and production of oil and natural gas

The exploration and production of oil and natural gas require high levels of capital expenditures and are subject to natural hazards and other uncertainties, including those relating to the physical characteristics of oil and gas fields. The production of oil and natural gas is highly regulated and is subject to conditions imposed by governments throughout the world in matters such as the award of exploration and production leases, the imposition of specific drilling and other work obligations, income taxes and taxes on production, environmental protection measures, control over the development and abandonment of fields and installations, and restrictions on production. A description of the main risks facing the Company’s business in the exploration and production of oil and gas is provided below.

Eni’s oil and natural gas offshore operations are particularly exposed to health, safety, security and environmental risks

Eni has material offshore operations relating to the exploration and production of hydrocarbons. In 2017, approximately 53% of Eni’s total oil and gas production for the year derived from offshore fields, mainly in Libya, Norway, Angola, Egypt, the Gulf of Mexico, Italy, Congo, the United Kingdom and Nigeria. Offshore operations in the oil and gas industry are inherently riskier than onshore activities. Offshore accidents and spills could cause damage of catastrophic proportions to the ecosystem and health and security of people due to objective difficulties in handling hydrocarbons containment, pollution, poisoning of water and organisms, length and complexity of cleaning operations and other factors. Furthermore, offshore operations are subject to marine risks, including storms and other adverse weather conditions and vessel collisions, as well as interruptions or termination by governmental authorities based on safety, environmental and other considerations. Failure to manage these risks could result in injury or loss of life, damage to property or environmental damage, and could result in regulatory action, legal liability, loss of revenues and damage to Eni’s reputation and could have a material adverse effect on Eni’s operations, results, liquidity, reputation, business prospects and the share price.

Exploratory drilling efforts may be unsuccessful

Exploration drilling for oil and gas involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. The costs of drilling, completing and operating wells have margins of uncertainty, and drilling operations may be unsuccessful because of a large variety of factors, including geological failure, unexpected drilling conditions, pressure or heterogeneities in formations, equipment failures, well control (blowouts) and other forms of accidents, and shortages or delays in the delivery of equipment. The Company also engages in exploration drilling activities offshore, including in deep and ultra-deep waters, in remote areas and in environmentally-sensitive locations (such as the Barents Sea). In these locations, the Company generally experiences more challenging conditions and incurs higher exploration costs than onshore or in shallow waters. Furthermore, deep and ultra-deep water operations require significant time before commercial production of discovered reserves can commence, increasing both the operational and

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financial risks associated with these activities. Because Eni plans to make investments in executing exploration projects, it is likely that the Company will incur significant amounts of dry hole expenses in future years. Unsuccessful exploration activities and failure to discover additional commercial reserves could reduce future production of oil and natural gas, which is highly dependent on the rate of success of exploration projects, and could have an adverse impact on Eni’s future growth prospects, results of operations and liquidity.

Development projects bear significant operational risks which may adversely affect actual returns

Eni is executing or is planning to execute several development projects to produce and market hydrocarbon reserves. Certain projects target the development of reserves in high-risk areas, particularly deep offshore and in remote and hostile environments or environmentally-sensitive locations. Eni’s future results of operations and liquidity depend heavily on its ability to implement, develop and operate major projects as planned. Key factors that may affect the economics of these projects include:

-	the outcome of negotiations with joint venture partners, governments and state-owned companies, suppliers, customers or others, including, for example, Eni’s ability to negotiate favourable long-term contracts to market gas reserves;
-	commercial arrangements for pipelines and related equipment to transport and market hydrocarbons;
-	timely issuance of permits and licences by government agencies;
-	the Company’s relative size compared to its main competitors which may prevent it from participating in large-scale projects or affect its ability to reap benefits associated with economies of scale;
-	the ability to carefully carry out front-end engineering design in order to prevent the occurrence of technical inconvenience during the execution phase; timely manufacturing and delivery of critical equipment by contractors, shortages in the availability of such equipment or lack of shipping yards where complex offshore units such as FPSO and platforms are built; these events may cause cost overruns and delays impacting the time-to-market of the reserves;
-	risks associated with the use of new technologies and the inability to develop advanced technologies to maximize the recoverability rate of hydrocarbons or gain access to previously inaccessible reservoirs;
-	poor performance in project execution on the part of contractors who are awarded project construction activities generally based on the EPC (Engineering, Procurement and Construction) – turn key contractual scheme. Eni believes this kind of risk may be due to lack of contractual flexibility, poor quality of front-end engineering design and commissioning delays;
-	changes in operating conditions and cost overruns. In recent years, the industry has been adversely impacted by the growing complexity and scale of projects which drove cost increases and delays, including higher environmental and safety costs;
-	the actual performance of the reservoir and natural field decline; and
-	the ability and time necessary to build suitable transport infrastructures to export production to final markets.

As previously described, events such as poor project execution, inadequate front-end engineering design, delays in the achievement of critical phases and project milestones, delays in the delivery of production facilities and other equipment by third parties, differences between scheduled and actual timing of the first oil, as well as cost overruns may adversely affect the economic returns of Eni’s development projects. Failure to deliver major projects on time and on budget could negatively affect results of operations, cash flow and the achievement of short-term targets of production growth. Lastly, the development and marketing of hydrocarbon reserves typically require several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate its technical and economic feasibility, sanctioning a development project and the building and commissioning of related facilities. As a consequence, rates of return for such long lead time projects are exposed to the volatility of oil and gas prices and costs which may be substantially different from those estimated when the investment decision was made, thereby leading to lower return rates. Moreover, projects executed with partners and joint venture partners reduce the ability of the Company to manage risks and costs, and Eni could have limited influence over and control of the operations and performance of its partners. Furthermore, Eni may not have full operational control of the joint ventures in which it participates and may have exposure to counterparty credit risk and disruption of operations and strategic objectives due to the nature of its relationships.

Finally, if the Company is unable to develop and operate major projects as planned, particularly if the Company fails to accomplish budgeted costs and time schedules, it could incur significant impairment losses of capitalized costs associated with reduced future cash flows of those projects.

Inability to replace oil and natural gas reserves could adversely impact results of operations and financial condition

Unless the Company is able to replace produced oil and natural gas, its reserves will decline. In addition to being a function of production, revisions and new discoveries, the Company’s reserve replacement is also affected by the entitlement mechanism in its production sharing agreements (“PSAs”). Pursuant to these contracts, Eni is entitled to a portion of a field’s reserves, the sale of which is intended to cover expenditures incurred by the Company to develop and operate the field. The higher the reference prices for Brent crude oil used to estimate Eni’s proved reserves, the lower the number of barrels necessary to recover the same amount of expenditure. For a discussion of the Group’s sensitivity of production volumes to movements in crude oil prices see “Item 5- management expectations of operations. The opposite occurs in case of lower oil prices. Future oil and gas production is dependent on the Company’s ability to access new reserves through new discoveries, application of improved techniques, success in development activity, negotiations with national oil companies and other entities owners of known reserves and acquisitions.

An inability to replace produced reserves by discovering, acquiring and developing additional reserves could adversely impact future production levels and growth prospects. If Eni is unsuccessful in

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meeting its long-term targets of production growth and reserve replacement, Eni’s future total proved reserves and production will decline and this will negatively affect future results of operations, cash flow and business prospects.

Uncertainties in estimates of oil and natural gas reserves

The accuracy of proved reserve estimates and of projections of future rates of production and timing of development expenditures depends on a number of factors, assumptions and variables, including:

-	the quality of available geological, technical and economic data and their interpretation and judgement;
-	projections regarding future rates of production and costs and timing of development expenditures;
-	changes in the prevailing tax rules, other government regulations and contractual conditions;
-	results of drilling, testing and the actual production performance of Eni’s reservoirs after the date of the estimates which may drive substantial upward or downward revisions; and
-	changes in oil and natural gas prices which could affect the quantities of Eni’s proved reserves since the estimates of reserves are based on prices and costs existing as of the date when these estimates are made. Lower oil prices or the projections of higher operating and development costs may impair the ability of the Company to economically produce reserves leading to downward reserve revisions.

Reserve estimates are subject to revisions as prices fluctuate due to the cost recovery mechanism under the Company’s production sharing agreements and similar contractual schemes.

Many of the factors, assumptions and variables involved in estimating proved reserves are subject to change over time and therefore affect the estimates of oil and natural gas reserves.

Accordingly, the estimated reserves reported as of the end of 2017 could be significantly different from the quantities of oil and natural gas that will be ultimately recovered. Any downward revision in Eni’s estimated quantities of proved reserves would indicate lower future production volumes, which could adversely impact Eni’s results of operations and financial condition.

The development of the Group’s proved undeveloped reserves may take longer and may require higher levels of capital expenditures than it currently anticipates. The Group’s proved undeveloped reserves may not be ultimately developed or produced

At 31 December 2017, approximately 38% of the Group’s total estimated proved reserves (by volume) were undeveloped and may not be ultimately developed or produced. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The Group’s reserve estimates assume it can and will make these expenditures and conduct these operations successfully. These assumptions may not prove to be accurate. The Group’s reserve report at 31 December 2017 includes estimates of total future development costs associated with the Group’s proved undeveloped reserves of approximately euro 33.2 billion (undiscounted). It cannot be certain that estimated costs of the development of these reserves will prove correct, development will occur as scheduled, or the results of such development will be as estimated. In case of change in the Company’s plans to develop of those reserves, or if it is not otherwise able to successfully develop these reserves as a result of the Group’s inability to fund necessary capital expenditures or otherwise, it will be required to remove the associated volumes from the Group’s reported proved reserves.

Oil and gas activity may be subject to increasingly high levels of income taxes and royalties

Oil and gas operations are subject to the payment of royalties and income taxes, which tend to be higher than those payable in many other commercial activities. Furthermore, in recent years, Eni has experienced adverse changes in the tax regimes applicable to oil and gas operations in a number of countries where the Company conducts its upstream operations. As a result of these trends, management estimates that the tax rate applicable to the Company’s oil and gas operations is materially higher than the Italian statutory tax rate for corporate profit, which currently stands at 24 per cent.

Management believes that the marginal tax rate in the oil and gas industry tends to increase in correlation with higher oil prices, which could make it more difficult for Eni to translate higher oil prices into increased net profit. However, the Company does not expect that the marginal tax rate will decrease in response to falling oil prices. Adverse changes in the tax rate applicable to the Group’s profit before income taxes in its oil and gas operations would have a negative impact on Eni’s future results of operations and cash flows.

In the current uncertain financial and economic environment, governments are facing greater pressure on public finances, which may induce them to intervene in the fiscal framework for the oil and gas industry, including the risk of increased taxation, windfall taxes and even nationalizations and expropriations.

Eni’s results and cash flow depend on its ability to identify and mitigate the above mentioned risks and hazards which are inherent to its operations.

The present value of future net revenues from Eni’s proved reserves will not necessarily be the same as the current market value of Eni’s estimated crude oil and natural gas reserves

The present value of future net revenues from Eni’s proved reserves may differ from the current market value of Eni’s estimated crude oil and natural gas reserves. In accordance with US SEC rules, Eni bases the estimated discounted future net revenues from proved reserves on the 12-month un-weighted arithmetic average of the first-day-of-the-month commodity prices for the preceding twelve months. Actual future prices may be materially higher or lower than the US SEC pricing used in the calculations. Actual future net revenues from crude oil and natural gas properties will be affected by factors such as:

-	the actual prices Eni receives for sales of crude oil and natural gas;
-	the actual cost and timing of development and production expenditures;
-	the timing and amount of actual production; and
-	changes in governmental regulations or taxation.

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The timing of both Eni’s production and its incurrence of expenses in connection with the development and production of crude oil and natural gas properties will affect the timing and amount of actual future net revenues from proved reserves, and thus their actual present value. Additionally, the 10 per cent. discount factor Eni uses when calculating discounted future net revenues may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with Eni’s reserves or the crude oil and natural gas industry in general.

Political considerations

A substantial portion of Eni’s oil and gas reserves and gas supplies are located in countries outside the EU and North America, mainly in Africa, Central Asia and Central-Southern America, where the socio-political framework and macroeconomic outlook is less stable than in the OECD countries. In those less stable countries, Eni is exposed to a wide range of additional risks and uncertainties, which could materially impact the ability of the Company to conduct its operations in a safe, reliable and profitable manner.

As of 31 December 2017, approximately 80% of Eni’s proved hydrocarbon reserves were located in such countries and 60% of Eni’s supplies of natural gas came from outside OECD countries. Adverse political, social and economic developments, such as internal conflicts, revolutions, establishment of non-democratic regimes, protests, strikes and other forms of civil disorder, contraction of economic activity and financial difficulties of the local governments with repercussions on the solvency of state institutions, inflation levels, exchange rates and similar events in those non-OECD countries may negatively impair Eni’s ability to continue operating in an economically viable way, either temporarily or permanently, and Eni’s ability to access oil and gas reserves. In particular, Eni faces risks in connection with the following, possible issues:

-	lack of well-established and reliable legal systems and uncertainties surrounding the enforcement of contractual rights;
-	unfavourable enforcement of laws, regulations and contractual arrangements leading, for example, to expropriation, nationalization or forced divestiture of assets and unilateral cancellation or modification of contractual terms. Eni is facing increasing competition from state-owned oil companies that are partnering Eni in a number of oil and gas projects and properties in the host countries where Eni conducts its upstream operations. These state-owned oil companies can unilaterally change contractual terms and other conditions of oil and gas projects in order to obtain a larger share of profit from a given project, thereby reducing Eni’s profit share. They can also enforce different interpretations of contractual clauses relating to the recovery of certain expenses incurred by the Company to produce hydrocarbons reserves in any given project. In Kazakhstan we recorded a risk provision to account for a dispute with the First Party (i.e. the national oil company) about the sharing of the profit oil in a petroleum contract with regard to past fiscal years;
-	sovereign default or serious financial crises of those countries due to the fact that they rely heavily on petroleum revenues to sustain public finance and petroleum revenues have dramatically contracted during the recent, three-year long oil downturn. Financial difficulties at country level often translate into failure on part of state-owned companies and agencies to fulfill their financial obligations towards Eni relating to funding capital commitments in projects operated by Eni or to timely paying supplies of equity oil and gas volumes;

-	restrictions on exploration, production, imports and exports;
-	tax or royalty increases (including retroactive claims);
-	political and social instability which could result in civil and social unrest, internal conflicts and other forms of protest and disorder such as strikes, riots, sabotage, acts of violence and similar incidents. These risks could result in disruptions to economic activity, loss of output, plant closures and shutdowns, project delays, the loss of assets and threat to the security of personnel. They may disrupt financial and commercial markets, including the supply of and pricing for oil and natural gas, and generate greater political and economic instability in some of the geographical areas in which Eni operates;
-	difficulties in finding qualified suppliers in critical operating environments; and
-	complex processes of granting authorisations or licences affecting time-to-market of certain development projects.

Areas where Eni operates and where the Company is particularly exposed to political risk include, but are not limited to: Libya, Egypt, Algeria, Nigeria, Angola, Kazakhstan, Venezuela, Iraq and Russia. Additionally, any possible reprisals because of military or other action, such as acts of terrorism in Europe, the United States or elsewhere, could have a material adverse effect on Eni’s business, results of operations and financial condition.

In recent years, Eni’s operations in Libya were materially affected by the revolution of 2011 and the regime change, which caused a prolonged period of political and social instability. In 2011 Eni’s operations in the Country were shut down almost the entire year due to security issues with a material impact on results of operation and cash flow; in subsequent years we have experienced frequent disruptions at our operations albeit of a smaller scale than in 2011 due to security threats to our installations. Over the last couple of years, Eni’s oil activities in the country have come in line with management expectations, reflecting a certain degree of normalization in the Country internal situation and improving security conditions. In 2017, Eni’s production in Libya was 377 KBOE/d, which represents the highest level of Eni’s production in the Country on record. Despite this and other positive developments, Libya’s geopolitical situation continues to represent a source of risk and uncertainty for the foreseeable future. Currently, Libya represents approximately 20% of the Group’s total production; this incidence is forecasted to decrease in the medium term. In the event of major adverse events such as the resumption of internal conflict, acts of war, sabotage, social unrest, clashes and other forms of civil disorder, Eni could be forced to temporarily interrupt or reduce its producing activities at the Libyan plants, negatively affecting Eni’s results of operations, cash flow and business prospects.

Venezuela is currently experiencing a situation of financial stress amidst an economic downturn due to lack of resources to support the development of the country’s hydrocarbons reserves. The

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situation has been made worse by certain international sanctions targeting the country’s financial system, described below. We expect that the financial outlook of Venezuela will negatively impact our ability to recover our investments in the country. See Item 5 for a discussion of the impairment losses incurred by Eni at its assets in Venezuela in 2017.

Also Nigeria is undergoing a situation of financial stress, which has translated into continuing delays in collecting overdue trade receivables and operational credits and the incurrence of credit losses. Further, Eni’s activities in Nigeria have been impacted in recent years by continuing incidences of theft, acts of sabotage and other similar disruptions, which have jeopardized the Company’s ability to conduct operations in full security, particularly in the onshore area of the Niger Delta. Eni expects that those risks will continue to affect Eni’s operations in Nigeria and other countries.

It is possible that the Group may incur further impairment or credit losses in future reporting periods depending on the evolution of the financial crises of the Countries where the Group is conducting oil&gas operations.

In Egypt, Eni plans to invest significantly in the next four-year plan, in particular to complete the development plan at the Zohr offshore gas field. We will continue monitoring the counterparty risk considering the expected increase in volumes of gas supplied to national oil companies due to the production ramp-up at the Zohr project in the next years.

Eni closely monitors political, social and economic risks of 71 countries in which it has invested or intends to invest, in order to evaluate the economic and financial return of certain projects and to selectively evaluate projects. While the occurrence of those events is unpredictable, the occurrence of any such events could adversely affect Eni’s results from operations, cash flow and business prospects, also including the counterparty risk arising from the financing exposure of Eni in case state-owned entities, which are party to Eni’s upstream projects for developing hydrocarbons, fail to reimburse due amounts.

An escalation of the political crisis in Russia and Ukraine could affect Eni’s business in particular and the global energy supply generally. Sanctions against Venezuela could negatively affect the Country’s financial outlook, which could in turn negatively affect the Company.

In response to the Russia-Ukraine crisis, the European Union and the United States have enacted sanctions targeting, inter alia, the financial and energy sectors in Russia by restricting the supply of certain oil and gas items and services to Russia and certain forms of financing. Eni’s activities potentially targeted by the sanction regime comprise the upstream projects executed in Russia or with Russian partners that have been targeted by sectorial restrictive measures.

Eni has adapted its activities to the applicable sanctions and will adapt its business to any further restrictive measures that could be adopted by the relevant authorities. Recently, the US government has tightened the sanction regime against Russia by enacting the “Countering America’s Adversaries Through Sanctions Act”. In response to these new measures, the Company could possibly refrain from pursuing business opportunities in Russia or could slow down, postpone or put on hold certain exploration projects under execution in Russia.

It is possible that wider sanctions targeting the Russian energy, banking and/or finance industries may be implemented. Further sanctions imposed on Russia, Russian citizens or Russian companies by the international community, such as restrictions on purchases of Russian gas by European companies or measures restricting dealings with Russian counterparties, could adversely impact Eni’s business, results of operations and cash flow. Furthermore, an escalation of the international crisis, resulting in a tightening of sanctions, could entail a significant disruption of energy supply and trade flows globally, which could have a material adverse effect on the Group’s business, financial conditions, results of operations and prospects.

In 2017, the US Administration enacted certain financing sanctions against Venezuela, which restrict the Country’s or its affiliates’ ability to access capital markets by prohibiting new transactions relating to equity or debt instruments with a longer maturity than a pre-set threshold. These sanctions have a limited, direct effect on Eni’s activities, which however are affected by the worsening financial outlook of the Country.

Risks in the Company’s Gas & Power business

Risks associated with the trading environment and competition in the gas market

The outlook of the European gas market remains muted due to continued oversupplies, exacerbated by increased availability of liquefied natural gas (“LNG”) on global scale, and weak demand dynamics. Growth in gas demand has been dampened by sluggish macroeconomic activity in the Eurozone, the increasing use of renewable sources in the production of electricity and competition from cheaper fossil fuels (like coal) in firing thermoelectric production. Management does not expect any meaningful acceleration in gas demand growth in Italy and in Europe and is forecasting flat growth in Europe and Italy until 2021.

Against the backdrop of a challenging competitive environment, Eni anticipates a number of risk factors to the profitability outlook of the Company’s gas marketing business over the four-year planning period, considering the Company’s operational constraints dictated by its long-term supply contracts with take-or-pay clauses and its structure of fixed costs linked to the transportation rights at the main European backbones booked for multi-year periods. Such risk factors include continuing oversupplies, pricing pressures, volatile margins and the risk of deteriorating spreads of Italian spot prices versus continental benchmarks. The results of Eni’s wholesale business are particularly exposed to the volatility of the spreads between spot prices at European hubs and Italian spot prices because the Group’s supply costs are mainly linked to prices at European hubs, whereas a large part of the Group’s selling volumes are linked to Italian spot prices which, historically, have been higher. This price differential enables the Company to recover its fixed operating expenses in the gas wholesale business. In the next few years we expect that spot prices in Italy could align with prices at continental hubs due to a number of trends. These include possible developments in the

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regulatory environment aiming at increasing the liquidity at Italian hubs by granting access at international pipelines connecting Italy to Northern Europe and at Italian regasification terminal to new market operators; as well as the entry into operations of a project to import gas from the Caspian region to Italy by means of a new pipeline.

Eni’s management will continue to execute its strategy of renegotiating the Company’s long-term gas supply contracts in order to align pricing and volume terms to current market conditions as they evolve. The revision clauses provided by these contracts state the right of each counterparty to renegotiate the economic terms and other contractual conditions periodically, in relation to ongoing changes in the gas scenario.

Management believes that the outcome of those renegotiations is uncertain in respect of both the amount of the economic benefits that will be ultimately obtained and the timing of recognition of profit. Furthermore, in case Eni and the gas suppliers fail to agree on revised contractual terms, the claiming party has the ability to open an arbitration procedure to obtain revised contractual conditions. However, the suppliers might also file counterclaims with the arbitration panel seeking to dismiss Eni’s request for a price review. All these possible developments within the renegotiation process could increase the level of risks and uncertainties relating the outcome of those renegotiations.

Current, negative trends in gas demands and supplies may impair the Company’s ability to fulfil its minimum off-take obligations in connection with its take-or-pay, long-term gas supply contracts

In order to secure long-term access to gas availability, particularly with a view to supplying the Italian gas market and anticipating certain trends in gas demand, which thus far have failed to materialize, Eni has signed a number of long-term gas supply contracts with national operators of certain key producing countries. Most European gas supplies are sourced from those countries (Russia, Algeria, Libya, the Netherlands and Norway).

These contracts include take-or-pay clauses whereby the Company is required to off-take minimum, pre-set volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, up to the minimum contractual quantity. Similar considerations apply to ship-or-pay contractual obligations. Long-term gas supply contracts with take-or-pay clauses expose the Company to a volume risk, as the Company is contractually required to purchase minimum annual amounts of gas or, in case of failure, to pay the underlying price.

Management believes that the current market outlook which will be negatively affected by continued oversupplies, weak demand growth, strong competitive pressures as well as any possible change in sector-specific regulation represents a risk to the Company’s ability to fulfil its minimum take obligations associated with its long-term supply contracts.

Risks associated with sector-specific regulations in Italy

Risks associated with the regulatory powers entrusted to the Italian Regulatory Authority for Energy, Networks and Environment in the matter of pricing to residential customers

Eni’s Gas & Power segment is subject to regulatory risks mainly in its domestic market in Italy. Developments in the regulatory framework may negatively affect future sales margins of gas and electricity, operating results and cash flow. The following describes the most important aspects of the ongoing regulatory framework of the gas&power sector in Italy.

The Italian Regulatory Authority for Energy, Networks and Environment (the “Authority”) is entrusted with certain powers in the matter of natural gas pricing. Specifically, the Authority retains a surveillance power on pricing in the natural gas market in Italy and the power to establish selling tariffs for the supply of natural gas to residential and commercial users. Accordingly, decisions of the Authority on these matters may limit the ability of Eni to pass an increase in the cost of the raw material onto final consumers of natural gas.

The Authority has established a benchmark gas price formula in favour of residential customers which are consuming 200,000 cubic meters of gas or less per year destined to civil utilizations (heating, cooking, air conditioning). In 2013, the Authority changed this pricing formula by introducing a full indexation of the raw material cost component of the tariff to spot prices, by this way replacing the former oil-linked indexation. The new regulatory regime was introduced in a market scenario where gas spot prices were significantly lower than gas prices under long-term, oil-linked contracts, as the Brent price at the time was about 100 $/bbl. Subsequently, the Authority introduced a compensation mechanism to promote the renegotiation of long-term gas supply contracts. This compensation mechanism was intended to mitigate the impact of the new tariff regime to operators with long-term supply contracts (typically oil-linked) by reimbursing them part of the higher long term gas supply costs which would be no longer recoverable through the tariffs. This compensation mechanism applied to the three thermal years from October 2013 through September 2016 and helped Eni mitigate the negative impact of the changed pricing regime to its final customers in the retail segment.

The indexation of the cost of the raw material to the spot prices of gas is expected to remain effective until September 2018. Subsequently, management forecasts a possible increase in competition in the retail segment due to the effects of Italian Law 124/2017 designed to further de-regulate the retail gas sector by eliminating the legal requirement of a gas price benchmark established pursuant to the administrative powers of the Authority. Italian Law 124/2017 has established measures intended to make retail customers knowledgeable about the possibility to choose among competing gas supply offers as well as to enable customers to evaluate competing offers against a benchmark. From March 2018, gas selling companies are required to provide customers in addition to their basic offer two additional pricing formulas, one at fixed price, the other at variable price, with contractual conditions in each case aligned with certain requirements established by the Authority.

Environmental, health and safety regulations

Eni has incurred in the past, and will continue incurring, material operating expenses and expenditures, and is exposed to business risk in relation to compliance with applicable environmental, health

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and safety regulations in future years, including compliance with any national or international regulation on GHG emissions

Eni is subject to numerous EU, international, national, regional and local laws and regulations regarding the impact of its operations on the environment and health and safety of employees, contractors, communities and properties. Generally, these laws and regulations require acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, including refinery and petrochemical plant operations, limit or prohibit drilling activities in certain protected areas, require to remove and dismantle drilling platforms and other equipment and well plug-in once oil and gas operations have terminated, provide for measures to be taken to protect the safety of the workplace and health of communities involved by the Company’s activities, and impose criminal or civil liabilities for polluting the environment or harming employees’ or communities’ health and safety resulting from the Group’s operations.

These laws and regulations also regulate the emission of substances and pollutants, the handling of hazardous materials and discharges to surface and subsurface of water resulting from the operation of oil and natural gas extraction and processing plants, petrochemical plants, refineries, service stations, vessels, oil carriers, pipeline systems and other facilities owned by Eni. In addition, Eni’s operations are subject to laws and regulations relating to the production, handling, transportation, storage, disposal and treatment of waste materials.

Breaches of environmental, health and safety laws as well as negligent or willful release of pollutants into the atmosphere, the soil or groundwater would expose the Company’s employees to criminal and civil liability and the Company to the incurrence of liabilities associated with compensation for environmental, health or safety damage, expenses for environmental remediation and clean-up as well as damage to its reputation. Additionally, in the case of violation of certain rules regarding the safeguard of the environment and safety in the workplace, the Company may be liable for negligent or willful conduct on part of its employees as per Italian Law Decree No. 231/2001.

Environmental, health and safety laws and regulations have a substantial impact on Eni’s operations. Management expects that the Group will continue to incur significant amounts of operating expenses and expenditures in the foreseeable future to comply with laws and regulations and to safeguard the environment, safety in the workplace, health of employees, contractors and communities involved by the Company operations, including:

-	costs to prevent, control, eliminate or reduce certain types of air and water emissions and handle waste and other hazardous materials, including the costs incurred in connection with government action to address climate change;
-	remedial and clean-up measures related to environmental contamination or accidents at various sites, including those owned by third parties (see discussion below);
-	damage compensation claimed by individuals and entities, including local, regional or state administrations, should Eni cause any kind of accident, oil spill, well blowouts, pollution, contamination, emission of GHG above permitted levels or of any other hazardous gases or other environmental liabilities as a result of its operations or if the Company is found guilty of violating environmental laws and regulations; and

-	costs in connection with the decommissioning and removal of drilling platforms and other facilities, and well plugging at the end of oil&gas field production.

Furthermore, in those countries where Eni is currently operating new laws and regulations, the imposition of tougher licence requirements, increasingly strict enforcement or new interpretations of existing laws and regulations or the discovery of previously unknown contamination may also cause Eni to incur material costs resulting from actions taken to comply with such laws and regulations, including:

-	modifying operations;
-	installing pollution control equipment;
-	implementing additional safety measures; and
-	performing site clean-ups and remediation.

As a further result of any new laws and regulations or other factors, Eni may also have to curtail, modify or cease certain operations or implement temporary shutdowns of facilities, which could diminish Eni’s productivity and materially and adversely impact Eni’s results of operations, including profits and cash flow.

Risks of environmental, health and safety incidents and liabilities are inherent in many of Eni’s operations and products. Management believes that Eni adopts high operational standards to ensure safety in running its operations and safeguard of the environment and the health of employees, contractors and communities. In spite of such measures, it is possible that incidents like blowouts, oil spills, contaminations, pollution, and release in the air, soil and ground water of pollutants and other dangerous materials, liquids or gases, and other similar events could occur that would result in damage, also of large proportion and reach, to the environment, employees, contractors, communities and property. The occurrence of any such events could have a material adverse impact on the Group’s business, competitive position, cash flow, results of operations, liquidity, future growth prospects, shareholders’ returns and damage to the Group’s reputation.

As an example of said potential risks, operations at the Val d’Agri Oil Center (COVA) were shut down for a full quarter (from April 18, 2017 to July 18, 2017) became necessary following the detection of a small quantities of oil in the external area bordering the COVA. Notwithstanding the prompt and effective remedial measures taken by Eni, the shutdown of COVA negatively affected the Group results and cash flow in 2017. A shutdown also occurred at the Goliat platform offshore the Barents Sea due to an order from the Petroleum Safety Authority of Norway, which detected a failure at the electric engine of the facility.

Eni has incurred in the past and may incur in the future material environmental liabilities in connection with the environmental impact of its past and present industrial activities. Eni is also exposed to claims under environmental requirements and, from time to time,

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such claims have been made against us. Furthermore, environmental requirements and regulations in Italy and elsewhere typically impose strict liability. Strict liability means that in some situations Eni could be exposed to liability for clean-up and remediation costs, natural resource damages, and other damages as a result of Eni’s conduct of operations that was lawful at the time it occurred or of the conduct of prior operators or other third parties. In addition, plaintiffs may seek to obtain compensation for damage resulting from events of contamination and pollution or in case the Company is found liable of violations of any environmental laws or regulations.

In Italy, Eni is exposed to the risk of expenses and environmental liabilities in connection with the impact of its past activities at certain industrial hubs where the Group’s products were produced, processed, stored, distributed or sold, such as chemical plants, mineral-metallurgic plants, refineries and other facilities, which were subsequently disposed of, liquidated, closed or shut down. At these industrial hubs, Eni has undertaken a number of initiatives to remediate and to clean up proprietary or concession areas that were allegedly contaminated and polluted by the Group’s industrial activities. State or local public administrations have sued Eni for environmental and other damages and for clean-up and remediation measures in addition to those which were performed by the Company, or which the Company committed to perform. In some cases, Eni has been sued for alleged breach of criminal laws (for example for alleged environmental crimes such as failure to perform soil or groundwater reclamation, environmental disaster and contamination amongst others).

Although Eni believes that it may not be held liable for having exceeded in the past pollution thresholds that are unlawful according to current regulations but were allowed by laws then effective, nor because the Group took over operations from third parties, it cannot be excluded that Eni could potentially incur such environmental liabilities.

Eni’s financial statements account for provisions relating to the costs to be incurred with respect to clean-ups and remediation of contaminated areas and groundwater for which a legal or constructive obligation exists and the associated costs can be reasonably estimated in a reliable manner, regardless of any previous liability attributable to other parties. The accrued amounts represent management’s best estimates of the Company’s existing liabilities.

Management believes that it is possible that in the future Eni may incur significant environmental expenses and liabilities in addition to the amounts already accrued due to: (i) the likelihood of as yet unknown contamination; (ii) the results of ongoing surveys or surveys to be carried out on the environmental status of certain Eni’s industrial sites as required by the applicable regulations on contaminated sites; (iii) unfavourable developments in ongoing litigation on the environmental status of certain of the Company’s sites where a number of public administrations and the Italian Ministry of the Environment act as plaintiffs; (iv) the possibility that new litigation might arise; (v) the probability that new and stricter environmental laws might be implemented; and (vi) the circumstance that the extent and cost of environmental restoration and remediation programs are often inherently difficult to estimate leading to underestimation of the future costs of remediation and restoration, as well as unforeseen adverse developments both in the final remediation costs and with respect to the final liability allocation among the various parties involved at the sites.

As a result of those risks, environmental liabilities could be substantial and could have a material adverse effect on Eni’s, results of operations, financial condition, liquidity business prospects, reputation and shareholders’ value, including dividends and the share price.

Rising public concern related to climate change has led and could lead to the adoption of worldwide laws and regulations which could result in a decrease of demand for hydrocarbons and increased compliance costs for the Company. Eni is also exposed to risks of technological breakthrough in the energy field and risks of extreme meteorological events linked to the climate change. All these developments may adversely affect the Group’s profitability, businesses outlook and reputation

Growing worldwide public concern over greenhouse gas (GHG) emissions and climate change, as well as increasingly regulations in this area, could adversely affect the Group’s businesses and reputation, increase its operating costs and reduce its profitability and shareholders returns. Those risks may emerge in the short and medium-term, as well as over the long-term.

The scientific community has established a link between climate change and increasing GHG emissions. The worldwide goal to limit global warming has led, and we expect it to continue to lead, to new laws and regulations designed to reduce GHG emissions that could bring about a gradual reduction in the use of fossil fuel over the long-term, notably through the diversification of the energy mix.

Some governments have introduced carbon pricing mechanisms, which can be an effective measure to reduce GHG emissions at the lowest overall cost to society. Eni expects that more governments will adopt similar schemes and that a growing share of the Group GHG emissions will be subject to regulation in the short to medium term. We also expect that governments require companies to apply technical measures to reduce their GHG emissions. We are already incurring operating costs related to our participation in the European Emission Trading Scheme, whereby we need to purchase on the open markets emission allowances in case our GHG emissions exceed a pre-set limit established at European level by regulations in force (see Note No. 38 to the Financial Statements). In 2017 to comply with this carbon scheme, we purchased on the open market allowances corresponding to 11 million tonnes. In certain jurisdictions, we are already subject to carbon pricing schemes (for example in Norway). Due to likelihood of new regulations in this area, we expect additional compliance obligations with respect to the release, capture, and use of carbon dioxide that could result in increased investments and higher project costs for Eni and could have a material adverse effect on Eni’s liquidity, results of operations, and financial condition.

The adoption and implementation of regulations that require reporting of GHG or otherwise limit GHG emissions from the Group’s equipment and operations could require us to incur costs to

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monitor and report on GHG emissions or install new equipment to reduce GHG emissions associated with the Group’s operations.

In the long-term, we expect that changes in environmental requirements targeting the reduction of GHG emissions (including land use policies responsive to environmental concerns) may increasingly focus on suppressing the demand for fossil fuels, which could negatively impact demand for oil and natural gas. State, national, and international governments and agencies have been evaluating climate-related legislation and other regulatory initiatives that would restrict emissions of GHG in areas in which Eni conducts business. Because Eni’s business depends on the global demand for oil and natural gas, in case existing or future laws, regulations, treaties, or international agreements related to GHG and climate change, including incentives to preserve energy or use alternative energy sources, technological breakthrough in the field of renewable energies or mass-adoption of electric vehicles reduce the worldwide demand for oil and natural gas, this could significantly and negatively affect Eni’s results of operations, liquidity, business prospects and shareholders’ returns.

Natural gas, the least GHG-emitting fossil energy source, represented approximately 50% of Eni’s production in 2017 on an available-for-sale basis; as of December 31, 2017, gas reserves represented approximately 51% of Eni’s total proved reserves of its subsidiary undertakings and joint ventures. Eni’s portfolio exposure is reviewed annually against changing GHG regulatory regimes and physical conditions to identify emerging risks. To test the resilience of new projects, Eni assesses potential costs associated with GHG emissions when evaluating all new capital projects. New projects’ internal rates of return are stress-tested against two sets of assumptions: i) a uniform cost estimated by Eni’s management per ton of carbon dioxide (CO2) equivalent to the total GHG emissions of each capital project; ii) the hydrocarbon prices and cost of CO2 emissions adopted in the International Energy Agency (IEA) Sustainable Development Scenario “IEA SDS”. This stress test is performed both when the final investment decision is made and, on a regular basis, to monitor the progress of each project. The review performed at the end of 2017 concluded that the internal rates of return of Eni’s ongoing projects in aggregate would be only marginally affected by a carbon pricing mechanism. The project development process features a number of checks that may require the development of detailed GHG and energy management plans. High-emitting projects undergo additional sensitivity testing, including the potential for future CCS (Carbon Capture and Storage) projects. Projects in the most GHG-exposed asset classes have GHG intensity targets that reflect standards sufficient to allow them to compete and prosper in a more CO2 regulated future. These processes can lead to projects being stopped, designs being changed, and potential GHG mitigation investments being identified, in preparation for when regulation would make these investments commercially compelling.

Furthermore, management performed a review of the recoverability of the book values of the Company’s oil&gas assets under the assumptions of the IEA SDS. This review covered all of the oil&gas cash generating unit (CGUs) that are regularly tested for impairment in accordance to IAS 36. The IEA SDS sets out an energy pathway consistent with the goal of achieving universal energy access by 2030 and of reducing by a half energy-related CO2 emissions and premature deaths from air pollution by 2040, compared to projections with no further policy action. The IEA SDS forecasts that demand for oil is going to peak in 2020. The pricing assumptions are consistent with Eni’s scenario in the case of crude oil, while the gas prices projected by the IEA SDS are higher by an approximately 15% than Eni’s forecast. CO2 emissions will be priced at 140 $ per ton in real terms in 2040 higher than Eni’s CO2 pricing assumptions for the medium-long term. The sensitivity test performed at Eni’s oil&gas CGUs under the IEA SDS confirmed the resiliency of Eni’s asset portfolio with a 4% reduction in the aggregate fair value of Eni’s properties due to the CO2 pricing assumptions.

Some scientists have concluded that increasing concentrations of GHG in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as the increased frequency and severity of hurricanes storms, droughts, floods or other extreme climatic events that could interfere with Eni’s operations and damage Eni’s facilities. Furthermore, Eni’s operations, particularly offshore production of oil and natural gas, are exposed to extreme weather phenomena that can result in material disruption to Eni’s operations and consequent loss or damage of properties and facilities, as well as a loss of output, loss of revenues, increasing maintenance and repair expenses and cash flow shortfall. If any such effects were to occur because of climate change or otherwise, they could have an adverse effect on the Group’s assets and operations.

Finally, there is a reputational risk linked to the possibility that oil companies may be perceived by institutions and the general public as the entities mainly responsible of the climate change. This could possibly make Eni’s shares less attractive to investment funds and individual investors who assess the risk profile of companies against their environmental and social footprint when making investment decisions.

Risks related to legal proceedings and compliance with anti-corruption legislation

Eni is the defendant in a number of civil actions and administrative proceedings. In addition to existing provisions accrued, as of December 31, 2017 to account for ongoing proceedings, in future years Eni may incur significant losses in addition to the amounts already accrued in connection with pending or future legal proceedings due to: (i) uncertainty regarding the final outcome of each proceeding; (ii) the occurrence of new developments that management could not take into consideration when evaluating the likely outcome of each proceeding in order to accrue the risk provisions as of the date of the latest financial statements; (iii) the emergence of new evidence and information; and (iv) underestimation of probable future losses due to the circumstance that they are often inherently difficult to estimate. Certain legal proceedings and investigations to which Eni or its subsidiaries or its officers and employees are parties involve the alleged breach of anti-bribery and anti-corruption laws and regulations and other ethical misconduct. Such proceedings are described in Note 38 to the Consolidated Financial Statements, under heading “Legal Proceedings”. Ethical misconduct and noncompliance with

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applicable laws and regulations, including noncompliance with anti-bribery and anti-corruption laws, by Eni, its officers and employees, its partners, agents or others that act on the Group’s behalf, could expose Eni and its employees to criminal and civil penalties and could be damaging to Eni’s reputation and shareholder value.

Risks from acquisitions

Eni is constantly monitoring the oil and gas market in search of opportunities to acquire individual assets or companies with a view of achieving its growth targets or complementing its asset portfolio. Acquisitions entail an execution risk – the risk that the acquirer will not be able to effectively integrate the purchased assets so as to achieve expected synergies. In addition, acquisitions entail a financial risk – the risk of not being able to recover the purchase costs of acquired assets, in case a prolonged decline in the market prices of oil and natural gas occurs. Eni may also incur unanticipated costs or assume unexpected liabilities and losses in connection with companies or assets it acquires. If the integration and financial risks related to acquisitions materialize, Eni’s financial performance and shareholders’ returns may be adversely affected.

Risks deriving from Eni’s exposure to weather conditions

Significant changes in weather conditions in Italy and in the rest of Europe from year to year may affect demand for natural gas and some refined products. In colder years, demand for such products is higher. Accordingly, the results of operations of the Gas & Power segment and, to a lesser extent, the Refining & Marketing business, as well as the comparability of results over different periods may be affected by such changes in weather conditions.

Eni’s crisis management systems may be ineffective

Eni has developed contingency plans to continue or recover operations following a disruption or incident. An inability to restore or replace critical capacity to an agreed level within an agreed period could prolong the impact of any disruption and could severely affect business, operations and financial results. Eni has crisis management plans and the capability to deal with emergencies at every level of its operations. If Eni does not respond or is not seen to respond in an appropriate manner to either an external or internal crisis, its business and operations could be severely disrupted with negative consequences on results of operations and cash flow.

Exposure to financial risk

Eni’s business activities are exposed to financial risk. This includes exposure to market risk, including commodity price risk, interest rate risk and foreign currency risk, as well as liquidity risk, and credit risk.

Eni’s primary source of exposure to financial risk is the volatility in commodity prices. Generally, the Group does not hedge its strategic exposure to the commodity risk associated with its plans to find and develop oil and gas reserves, volume of gas purchased under its long-term gas purchase contracts, which are not covered by contracted sales, its refining margins and other activities. The Group’s risk management objectives in addressing commodity risk are to optimise the risk profile of its commercial activities by effectively managing economic margins and safeguarding the value of Eni assets. To achieve this, Eni engages in risk management activities seeking both to hedge Group’s exposures and to profit from short-term market opportunities and trading.

Eni is engaged in substantial trading and commercial activities in the physical markets. Eni also uses financial instruments such as futures, options, Over-the-Counter forward contracts, market swaps and contracts for differences related to crude oil, petroleum products, natural gas and electricity in order to manage the commodity risk exposure. Eni also uses financial instruments to manage foreign exchange and interest rate risk.

The Group’s approach to risk management includes identifying, evaluating and managing the financial risk using a top-down approach whereby the Board of Directors is responsible for establishing the Group risk management strategy and setting the maximum tolerable amounts of risk exposure. The Group’s Chief Executive Officer is responsible for implementing the Group risk management strategy, while the Group’s Chief Financial Officer is in charge of defining policies and tools to manage the Group’s exposure to financial risk, as well as monitoring and reporting activities.

Various Group committees are in charge of defining internal criteria, guidelines and targets of risk management activities consistent with the strategy and limits defined at Eni’s top level, to be used by the Group’s business units, including monitoring and controlling activities. Although Eni believes it has established sound risk management procedures, trading activities involve elements of forecasting and Eni is exposed to the risks of market movements, of incurring significant losses if prices develop contrary to management expectations and of default of counterparties.

Exchange rate risk

Movements in the exchange rate of the euro against the US dollar can have a material impact on Eni’s results of operations. Prices of oil, natural gas and refined products generally are denominated in, or linked to, US dollars, while a significant portion of Eni’s expenses are incurred in euros. Accordingly, a depreciation of the US dollar against the euro generally has an adverse impact on Eni’s results of operations and liquidity because it reduces booked revenues by an amount greater than the decrease in US dollar-denominated expenses and may also result in significant translation adjustments that impact Eni’s shareholders’ equity. The Exploration & Production segment is particularly affected by movements in the US dollar versus the euro exchange rates as the US dollar is the functional currency of a large part of its foreign subsidiaries and therefore movements in the US dollar versus the euro exchange rate affect year-on-year comparability of results of operations.

Susceptibility to variations in sovereign rating risk

Eni’s credit ratings are potentially exposed to risk in reductions of sovereign credit rating of Italy. On the basis of the methodologies used by Standard & Poor’s and Moody’s, a potential downgrade of Italy’s credit rating may have a potential knock-on effect on the credit rating of Italian issuers such as Eni and make it more likely that the credit rating of debt instruments issued by the Company could be downgraded.

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Interest rate risk

Interest on Eni’s debt is primarily indexed at a spread to benchmark rates such as the Europe Interbank Offered Rate, “Euribor”, and the London Interbank Offered Rate, “Libor”. As a consequence, movements in interest rates can have a material impact on Eni’s finance expense in respect to its debt. Additionally, spreads offered to the Company may rise in connection with variations in sovereign rating risks or company rating risks, as well as the general conditions of capital markets.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term financial requirements and to settle obligations. Such a situation would negatively affect the Group results of operations and cash flows as it would result in Eni incurring higher borrowing expenses to meet its obligations or, under the worst conditions, the inability of Eni to continue as a going concern. Global financial markets are volatile due to a number of macroeconomic risk factors, including the financial situation of certain hydrocarbons-exporting countries whose financial conditions have sharply deteriorated following the protracted downturn in crude oil prices. In the event of extended periods of constraints in the financial markets, or if Eni is unable to access the financial markets (including cases where this is due to Eni’s financial position or market sentiment as to Eni’s prospects) at a time when cash flows from Eni’s business operations may be under pressure, Eni’s ability to maintain Eni’s long-term investment program may be impacted with a consequent effect on Eni’s growth rate, and may impact shareholder returns, including dividends or share price.

The oil and gas industry is capital intensive. Eni makes and expects to continue to make substantial capital expenditures in its business for the exploration, development, exploitation and production of oil and natural gas reserves. The Company’s capital budget for the four-year plan 2018 – 2021 amounts to approximately euro 32 billion. The Company has budgeted approximately euro 7.7 billion for capital expenditures in 2018. The Company is managing to contain capital expenditures without necessarily sacrificing growth leveraging on capital discipline, phased approach to major projects and the reduction of idle capital through the optimization of the time-to-market of the reserves.

Historically, Eni’s capital expenditures have been financed with cash generated by operations, proceeds from asset disposals, borrowings under its credit facilities and proceeds from the issuance of debt and bonds.

The actual amount and timing of future capital expenditures may differ materially from Eni’s estimates as a result of, among other things, changes in commodity prices, available cash flows, lack of access to capital, actual drilling results, the availability of drilling rigs and other services and equipment, the availability of transportation capacity, and regulatory, technological and competitive developments.

Eni’s cash flows from operations and access to capital markets are subject to a number of variables, including but not limited to:

-	the amount of Eni’s proved reserves;
-	the volume of crude oil and natural gas Eni is able to produce and sell from existing wells;
-	the prices at which crude oil and natural gas are sold;
-	Eni’s ability to acquire, find and produce new reserves; and
-	the ability and willingness of Eni’s lenders to extend credit or of participants in the capital markets to invest in Eni’s bonds.

If revenues or Eni’s ability to borrow decrease significantly due to factors such as a prolonged decline in crude oil and natural gas prices, Eni might have limited ability to obtain the capital necessary to sustain its planned capital expenditures. If cash generated by operations, cash from asset disposals, or cash available under Eni’s liquidity reserves or its credit facilities is not sufficient to meet capital requirements, the failure to obtain additional financing could result in a curtailment of operations relating to development of Eni’s reserves, which in turn could adversely affect its business, financial condition, results of operations, and cash flows and its ability to achieve its growth plans. These factors could also negatively affect shareholders’ returns, including the amount of cash available for dividend distribution as well as the share price.

In addition, funding Eni’s capital expenditures with additional debt will increase its leverage and the issuance of additional debt will require a portion of Eni’s cash flows from operations to be used for the payment of interest and principal on its debt, thereby reducing its ability to use cash flows to fund capital expenditures and dividends.

Credit risk

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay due amounts. Credit risks arise from both commercial partners and financial ones. In the last few years, the Group has experienced a level of counterparty default higher than in previous years due to the severity of the economic and financial downturn that has negatively affected several Group counterparties, customers and partners. Consequently, the amount of trade and other receivables overdue at the balance sheet date has become an area of issue. Our E&P business is significantly exposed to the credit risk because of the deteriorated financial outlook of many oil-producing countries, particularly Venezuela and Nigeria, due to a three-year long downturn in oil prices, which has negatively impacted petroleum revenues and cash reserves. The financial difficulties of those countries have extended to state-owned oil companies and other national agencies who are partnering Eni in the execution of development projects of hydrocarbons reserves or who are the buyers of Eni’s equity production in a number of oil&gas projects. These trends have limited Eni’s ability to fully recover or to collect timely its trade or financing receivable or its investments towards those entities. For further information, see the paragraph “Political Considerations” above. The Gas & Power business has also experienced a higher-than-average level of counterparty default in its segment of supplying gas and electricity to the retail market due to the severity of the economic downturn in Italy. In the 2017 Consolidated Financial Statements, Eni accrued an allowance against doubtful trade accounts amounting to euro 539 million, mainly relating to the Gas & Power business segment in relation to Italian retail customers. Management believes that

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this business is particularly exposed to credit risk due to its large and diversified customer base, which includes a large number of medium and small-sized businesses and retail customers who have been particularly hit by the financial and economic downturn. Eni believes that the management of doubtful accounts represents an issue to the Company, which will require management focus and commitment going forward. Eni cannot exclude the recognition of significant provisions for doubtful accounts in the future. In particular, management is closely monitoring exposure to the counterpart risk in its Exploration & Production due to the magnitude of the exposure at risk and to the long-lasting effects of the oil price downturn on its industrial partners.

Digital infrastructure is an important part of maintaining Eni’s operations. A breach of Eni’s digital security could result in serious damage to business operations, personal injury, damage to assets, harm to the environment, breaches of regulations, litigation, legal liabilities and reparation costs

The reliability and security of Eni’s digital infrastructure is critical to maintaining the availability of Eni’s business applications, including the reliable operation of technology in Eni’s various business operations and the collection and processing of financial and operational data, as well as the confidentiality of certain third-party information. Disruption to or breaches of Eni’s critical IT services or information security systems could adversely affect the Group’s operations. The Group’s activities depend heavily on the reliability and security of its information technology (IT) systems. Integrity of IT systems could be compromised due to, for example, technical failure, cyber-attack (viruses, computer intrusions), power or network outages or natural disasters. The cyber threat is constantly evolving. Attacks are becoming more sophisticated with regularly renewed techniques as the digital transformation amplifies exposure to these cyber threats. The adoption of new technologies, such as the Internet of things (IoT) or the migration to the cloud, as well as the evolution of architectures for increasingly interconnected systems, are all areas where cyber security is a very important issue. As a result, the Group’s activities and assets could sustain serious damage, services to clients could be interrupted, material intellectual property could be divulged and, in some cases, personal injury, property damage, environmental harm and regulatory violations, litigation and legal liabilities could occur, potentially having a material adverse effect on the Group’s financial condition, including its operating profit and cash flow.

Claim of the Italian market regulator against Eni’s jv Saipem

Eni retains a 31% interest in Saipem which is jointly controlled with another shareholder. On March 5, 2018, the Italian securities and exchange regulator – Consob – asserted a claim against Saipem stating that the entity consolidated and separate financial statements for the year 2016 did not comply with applicable accounting rules. In the 2016 financial statement Saipem recorded impairment losses at its property, plants and equipment of €2,118 million and an allowance for doubtful accounts of €171 million. Consob is asserting that part of those impairment losses amounting to €1.3 billion and €0.1 billion of charges related to inventories and deferred tax assets should have been accrued in the financial year ended December 31, 2015. Consob is also asserting that the methodology used by Saipem to assess the discount rate of the future cash flows associated with the tangible assets is not fully compliant with generally accepted accounting principles. Saipem has expressed in a press release that it disagrees with the conclusions of Consob; however, it has committed to disclosing pro-forma statements of the financial position and of the profit and loss as at Dicember 31, 2016 including comparative data to account for the comments of Consob. On March 6, 2018, Saipem publicly disclosed that its Board of Directors resolved to file an appeal against Consob decision before the relevant judicial Authorities.

On October 27, 2015 Eni and an Italian state-owned venture agreed to the divestiture of a 12.503% stake previously held in Saipem by Eni and entered into a shareholders’ agreement whereby Eni and the venture agreed to jointly control Saipem. Therefore, when the transactions closed on January 22, 2016, Saipem and its subsidiaries were derecognized from Eni’s consolidated accounts and the retained investment was classified as an investment in a joint-venture accounted under the equity method. Effective November 1, 2015 Saipem was classified in Eni’s consolidated financial statements as a discontinued operations and accounted in accordance to IFRS 5 which establishes the interruption of the amortization process and the evaluation of the disposal group at the lower of its carrying amount and the fair value given by the market value, because the recoverability of the disposal group occurs through a sale instead of its continuative use. On that date, the fair value of the disposal group was higher than its carrying amount.

In the Annual Report 2015 the interest in Saipem was aligned to its fair value which was lower than the carrying amount due to a downtrend in the market price of Saipem, thus recognizing in Eni’s consolidated accounts an impairment loss of €393 million (€173 million pertaining to Eni’s shareholders). On January 22, 2016, when Eni lost its exclusive control over the investee due to the efficacy of the shareholders’ agreement and the joint control over Saipem was established, Eni aligned again the retained interest in the entity to its fair value recording an impairment loss of €441 million in accordance to the provisions of IFRS 10. This fair value became the inception value for the subsequent accounting of the retained investment under the equity method. As of June 30, 2016 the carrying amount of Saipem investment in Eni’s books was significantly lower than the corresponding fraction of the net assets of the investee. This difference was absorbed at the closing of the financial year 2016.

Conclusively, pending the evolution of the litigation between Saipem and Consob, management believes that the accounting of the Saipem investment in Eni’s consolidated financial statements in the target reporting periods was primarily based on measurements at fair value obtained by observing market prices.

90	FINANCIAL REVIEW AND OTHER INFORMATION | OUTLOOK	Eni Integrated Annual Report 2017

OUTLOOK

Eni’s business outlook and financial and operational targets are disclosed in the section: “Scenario and Strategy” of this Integrated Annual Report.

The outlook for the year 2018 is summarized below:

EXPLORATION & PRODUCTION

Hydrocarbon production: expected a 4% growth rate, driven by ramp-ups of fields entered into operation in 2017, mainly in Egypt, Angola and Indonesia, start-up of a number of satellites phases at giant producing fields (Libya, Angola and Ghana) and portfolio operations.

GAS & POWER

Consolidation of profitability: adjusted operating profit expected at €0.3 billion due to new renegotiation of long-term supply contracts, reduction of logistic costs and synergies from the integration of the LNG business with upstream operations.

REFINING & MARKETING

Expected a refining break-even margin at approximately 3 $/barrel by the end of 2018, leveraging on new initiatives of plants set-up and supply optimization.

GROUP

2018 FY capex expected at approximately €7.7 billion, at an exchange rate of 1.17 €/$.

CONSOLIDATED DISCLOSURE

OF NON-FINANCIAL INFORMATION

In accordance with the Italian Legislative Decree 254/2016

|	Introduction

Eni’s 2017 Consolidated Non-Financial Information (NFI) has been prepared structuring the report on the three levers of Eni’s integrated business model (Path to Decarbonisation, Operating Model and Cooperation Model) whose objective is to create long-term value for stakeholders, combining financial stability with social and environmental sustainability.

The NFI provides an integrated view on the topics set out in the Italian Legislative Decree 254/2016 (Decree), also by providing references to other sections of the Integrated Annual Report or other company documents prepared in accordance with the regulations in force (Corporate Governance Report)1, if the information is already contained therein or to provide further explanation.

In particular:

-	the company organizational and management model is illustrated within the Integrated Annual Report in the “Business model” section, which outlines the main characteristics of Eni’s management and organization models for the following areas: environment, climate, people, health and safety, human rights, supply chain, transparency and anti-corruption, social, research and development;

-	risk management, implemented through the Integrated Risk Management (IRM) Model is described in the following sections of the Integrated Annual Report: (i) “Integrated Risk Management”, including the IRM model, the control levels, the process and its governance, integration with sustainability and the main activities for 2017; (ii) “Targets, risks and treatment measures”, showing the Top Risks for Eni and the main actions taken by the company to mitigate them; (iii) “Risk factors and uncertainties”, where the main non-financial risks, their potential impacts and treatment actions are described in greater detail;

-	company policies are described in the Non-Financial Disclosure in the section “Eni’s main regulatory instruments related to socio-

environmental areas defined by the Italian Legislative Decree 254/2016” which summarises the main public commitments that Eni has taken. Eni has set-up a regulatory system composed of direction, coordination and control instruments (Policies and Management System Guidelines - MSGs) and instruments which define the operating procedures to be used for performing activities (procedures and operating instructions). The Policies, approved by the Board of Directors, define the principles and general rules of conduct on which Eni’s activities must, without exception, be based. The MSGs are common guidelines for all Eni units for the management of operating and business support processes and cross-cutting compliance and governance processes, including sustainability aspects;

-	the main performance results are illustrated under the headings “Path to Decarbonization”, “Operating model” and “Cooperation model” which represent Eni’s strategy on the various areas covered, the main initiatives for the year and, in the paragraphs on “Metrics and Comments”, description of the results for the last three years. The contents of the “Path to Decarbonization” are drafted according to the voluntary recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) defined by the Financial Stability Board.

As in previous years, Eni will also publish, on the occasion of the Shareholders’ Meeting, the Sustainability Report (Eni for) which will continue to be a voluntary disclosure document, certified according to the GRI Standards and with its own limited assurance. This report details the three levers of the integrated business model and the most relevant initiatives for the year.

Below is a table showing the correspondence between the information content required by the Decree and its position within the NFI, the Integrated Annual Report and other company documents required by law.

AREAS OF THE ITALIAN	PARAGRAPHS INCLUDED	THEMES AND FOCUSES IN THE INTEGRATED ANNUAL
LEGISLATIVE DECREE 254/2016	IN THE NFI	REPORT (IAR) AND IN OTHER 2017 DOCUMENTS
COMPANY MANAGEMENT	• Path to Decarbonization,	IAR	Business Model, pp. 18-19
MODEL AND GOVERNANCE	pp. 94-97		Governance, pp. 28-31
Art. 3.1, paragraph a)	• Operating Model, pp. 98-105		Key sustainability issues and stakeholders’
	• Cooperation Model, p. 106		perspective, pp. 15-17
		CGR	▶ Responsible and sustainable approach, pp. 9-11
▶ Corporate Governance Model, pp. 11-15
Board of Directors: Composition pp. 36-41
and Board induction, pp. 56-57
▶ Board Committees, pp. 57-66
▶ Board of Statutory Auditors, pp. 67-75
▶ Model 231, pp. 102-103

POLICIES	• Eni’s main regulatory	CGR	▶ Eni Regulatory System, pp. 90-112
Art. 3.1, paragraph b)	instruments, p. 93
RISK MANAGEMENT MODEL Art. 3.1, paragraph c)	-	IAR	Integrated Risk Management pp. 24-25; Targets, risks and treatment measures, pp. 26-27; Political Considerations, pp. 81-82; Risks associated with the exploration and production of oil and natural gas, pp. 78-81; Safety, security, environmental and other operational risks, pp. 77-78; Risks related to legal proceedings and compliance with anti-corruption legislation, pp. 86-87; Risks related to climate change, pp. 85-86.

(1) Further information on Eni’s Corporate Governance can be found on Eni’s Corporate Governance Report, published on the Company’s website in the Governance section.

92	CONSOLIDATED DISCLOSURE OF NON-FINANCIAL INFORMATION	Eni Integrated Annual Report 2017

	AREAS OF THE ITALIAN LEGISLATIVE DECREE 254/2016	PARAGRAPHS INCLUDED IN THE NFI	THEMES AND FOCUSES IN THE INTEGRATED ANNUAL REPORT (IAR) AND IN OTHER 2017 DOCUMENTS
PATH TO DECARBONIZATION	CLIMATE CHANGE Art. 3.2, paragraph a) Art. 3.2, paragraph b)	• Eni's main regulatory instruments, p. 93 • Path to decarbonization (governance, risk management and strategy), pp. 94-97	IAR

  Business model, pp. 18-19

  Integrated Risk Management, pp. 24-27; Safety, security, environmental and other operational risks, pp. 77-78; Risks related to climate change, pp. 85-86

▶ Scenario and strategy, pp. 20-23

			CGR	▶ Responsible and sustainable approach, pp. 9-11

OPERATING MODEL	PEOPLE Art. 3.2, paragraph d) Art. 3.2, paragraph c)	• Eni’s main regulatory instruments, p. 93 • People (employment, diversity, development, training, health), pp. 98-100 • Safety, p. 100	IAR

  Key sustainability issues and stakeholders’ perspective, pp. 15-17

  Business model, pp. 18-19

   Integrated Risk Management pp. 24-27; Risk factors and uncertainties: Risks associated with the exploration and production of oil and natural gas, pp. 78-81; Safety, security, environmental and other operational risks, pp. 77-78;

  Governance, pp. 28-31 (Remuneration Policy, p. 31)

	RESPECT FOR THE ENVIRONMENT Art. 3.2, paragraph a, b, c)	• Eni’s main regulatory instruments, p. 93 • Respect for the environment (circular economy, water, oil spills, biodiversity), pp. 101-102	IAR

  Business model, pp. 18-19

  Integrated Risk Management, pp. 24-27; Risks associated with the exploration and production of oil and natural gas, pp. 78-81; Safety, security, environmental and other operational risks, pp. 77-78

	HUMAN RIGHTS Art. 3.2, paragraph e)	• Eni’s main regulatory instruments, p. 93 • Human rights (security, training, whistleblowing), pp. 103-104	IAR	Business model, pp. 18-19
			CGR	▶ Responsible and sustainable approach, pp. 9-11
	SUPPLIERS Art. 3.1, paragraph c)	• Eni’s main regulatory instruments, p. 93 • Suppliers, p. 104	IAR	Business model, pp. 18-19
	TRASPARENCY AND ANTI- CORRUPTION Art. 3.2, paragraph f)	• Eni’s main regulatory instruments, p. 93 • Trasparency and Anti-Corruption, p. 105	IAR	Business model, pp. 18-19 Integrated Risk Management, pp. 24-27; Risk related to legal proceedings and compliance with anti-corruption legislation, pp. 86-87
			CGR	▶ Principles and values. The Code of Ethics, p. 8; Anti-corruption Compliance Programme, pp. 104-106

COOPERATION MODEL	LOCAL COMMUNITIES Art. 3.2, paragraph d)	• Eni’s main regulatory instruments, p. 93 • Cooperation model, p. 106	IAR	Business model, pp. 18-19 Integrated Risk Management, pp.24-27; Political considerations, pp. 81-82; Risks associated with the exploration and production of oil and natural gas, pp. 78-81

IAR Integrated Annual Report.	Sections / paragraphs containing the information required by the Italian Legislative Decree 254/2016.
CGR Corporate Governance Report.	▶Sections / paragraphs to which reference is made for further details.

Eni Integrated Annual Report 2017	CONSOLIDATED DISCLOSURE OF NON-FINANCIAL INFORMATION	93

|	Eni’s main regulatory instruments related to socio-environmental areas defined by the Decree 254/2016

PATH TO DECARBONIZATION	OPERATING MODEL	OPERATING MODEL
CLIMATE CHANGE	PEOPLE, HEALTH E SAFETY	RESPECT FOR THE ENVIRONMENT
_________	_________	_________
OBJECTIVE Fight against climate change DOCUMENTS “Sustainability” policy, Eni’s Position on Biomass	OBJECTIVE Valorize Eni’s people and protect their health and safety DOCUMENTS “Our people”, “Integrity in our operations” policies	OBJECTIVE Use resources efficiently and protect biodiversity and ecosystem services DOCUMENTS “Sustainability”, “Integrity in our operations” policies, “Eni biodiversity and ecosystem services policy”
_________	_________
COMMITMENT TO:	COMMITMENT TO:	_________

•  reduce greenhouse gas emissions, improving energy efficiency and increasing the use of low carbon content fuel

•  develop and implement new technologies for the reduction of climate-altering emissions and more efficient energy production

•  develop flexible mechanisms and instruments to reduce deforestation

•  promote sustainable management of water resources

•  assure a sustainable management of biomass throughout the supply chain

•  acquire palm oil produced only in a sustainable way, in compliance with social, environmental and safety requirements

•  respect the dignity of each person, valuing diversity, whether related to culture, ethnicity, gender, age, sexual orientation or disability

•  provide managers with tools and support for the management and development of the people working for them

•  identify the essential knowledge and skills for company growth and promote their enhancement, development and sharing

•  adopt equitable remuneration systems that motivate and support the retention of the best people to meet the needs of the business

•  conduct activities in accordance with agreements and regulations on workers’ health and safety and based on the principles of precaution, prevention, protection and continuous improvement

COMMITMENT TO:

•  consider, when evaluating projects and in operational practices, the presence of protected areas and biodiversity valuable areas

•  identify potential impacts of Eni operations on biodiversity and implement mitigation actions

•  ensure connections with environmental aspects (climate change, BES(a) and management of water resources) and social issues such as the sustainable development of local communities

•  promote dialogue with stakeholders and partnership with governmental organisations and NGOs

•  promote efficient use of resources and reduce emissions into the air, water and soil

OPERATING MODEL	OPERATING MODEL	COOPERATION MODEL
HUMAN RIGHTS	TRANSPARENCY AND ANTI-CORRUPTION	LOCAL COMMUNITIES
_________	_________	_________

OBJECTIVE

Protect human rights (HR)

DOCUMENTS

“Sustainability”, “Our people”, “Our Partners in the Value Chain”, “Integrity in our operations” policies; Code of Ethics; Eni Guidelines for the Protection and Promotion of Human Rights

	OBJECTIVE Combat anti-corruption and bribery DOCUMENTS “Anti-Corruption” Management System Guideline, “Our partners in the value chain” policy	OBJECTIVE Promote relations with local communities and contribute to their development DOCUMENTS “Sustainability” policy
_________	_________	_________

COMMITMENT TO:

•  respect Human Rights in Eni operations and to promote similar respect by Business Partners and stakeholders

•  contribute to the creation of the socioeconomic conditions necessary for the actual enjoyment of Human Rights

•  take into account Human Rights issues, from the very first feasibility evaluation phases of new projects and respect the distinctive rights of indigenous populations and vulnerable groups

•  select partners who meet Eni’s requirements in terms of professionalism, ethics, honesty and transparency, monitoring their performance over time with the aim of continuous improvement

•  minimize the necessity for intervention by state and/or private security forces to protect employees and assets

COMMITMENT TO:

•  carry out business activities with fairness, correctness, transparency, honesty and integrity in compliance with the law

•  prohibit bribery without exception

•  prohibit: offering, promising, giving, paying, directly or indirectly, benefits of any nature to a Public Official or a private person (active corruption)

•  prohibit: accepting, directly or indirectly, benefits of any nature from a Public Official or a private person (passive corruption)

•  ensure that all Eni’s employees and partners comply with the internal anti-corruption regulations

COMMITMENT TO:

•  create growth opportunities and enhance the skills of people and local companies in the territories where Eni operates

•  involve local communities in order to consider their concerns on new projects, impact assessments and development initiatives

•  identify and assess the environmental, social, economic and cultural impacts generated by Eni activities, including those on indigenous populations

•  promote free, prior and informed consultation with local communities

•  cooperate in initiatives to guarantee independent, long-lasting and sustainable local development

(a) Biodiversity and Ecosystem Services.

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PATH TO DECARBONIZATION

Eni intends to play a leading role in the energy transition process, supporting the objectives of the Paris Agreement.

Eni has been committed for a long time to promoting full and effective disclosure on climate change and is the only company in the oil&gas industry to take part in the Task Force on Climate-related Financial Disclosures (TCFD) of the Financial Stability Board. In June 2017, the

latter published its voluntary recommendations to encourage effective disclosure of the financial implications of climate change; Eni is committed to a gradual implementation of these recommendations. Below is a Dashboard which shows the reports/documents containing climate information based on the four areas covered by the TCFD recommendations and the relevant level of detail.

TCFD RECOMMENDATION	INTEGRATED ANNUAL REPORT (Consolidated Non Financial Information)	SUSTAINABILITY REPORT [Addendum Eni For]
GOVERNANCE
	Ö	Ö
Disclose the organization’s governance around climate-related risks and opportunities.	Key elements
STRATEGY
	Ö	Ö
Disclose the actual and potential impacts of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning where such information is material.	Key elements
RISK MANAGEMENT
	Ö	Ö
Disclose how the organization identifies, assesses, and manages climate-related risks.	Key elements
METRICS & TARGETS
	Ö	Ö
Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.	Key elements

GOVERNANCE

Eni’s decarbonization strategy is part of a structured system of Corporate Governance; within this, the Board of Directors (BOD) and the Chief Executive Officer (CEO) play a central role in managing the main aspects linked to climate change.

The BOD examines and approves, based on the CEO’s proposal, the strategic plan which defines strategies and includes objectives also on climate change and energy transition; every six months it is also informed on the progress of the main projects, where the operating, economic and financial key performance indicators (KPIs) are reported.

Since 2014, the BOD has been supported in conducting its duties by the Sustainability and Scenarios Committee (CSS), which examines, on a periodic basis, the integration between strategy, future scenarios and the medium/long-term sustainability of the business. During 2017, at all twelve CSS meetings, detailed discussions were held on aspects related to decarbonization strategy, energy scenarios, renewable energy, R&D to support energy transition and climate partnerships.

Since the second half of 2017, the BOD and the CEO are also supported by an Advisory Board, composed of international experts, focused on topics related to the decarbonization process. The CEO also chairs the Steering Committee of the Climate Change Program, a cross-functional working group composed of members of Eni’s top management with the aim of developing and monitoring appropriate medium/long-term decarbonization strategy.

The CEO’s short-term monetary plan has a weight of 12.5% to the objective of reducing the intensity of upstream GHG emissions in line with the long-term target; the same objective has been given to all the managers who have a strategic role on this matter.

As evidence of the attention paid to climate change and the clear decarbonization strategy embarked upon, in 2015 a business unit dedicated to the development of renewable energy (Energy Solutions Department) was established, directly reporting to the CEO. Among the many international climate initiatives that Eni participates in, Eni’s CEO has a leading role in the Oil and Gas Climate Initiative (OGCI); in 2014 Eni was one of the five founding companies of the initiative which now counts ten companies, representing more than 25% of the global hydrocarbon production. The OGCI is currently engaged in the joint investment of $1 billion over 10 years in the development of technologies to reduce GHG emissions along energy value chain.

Eni has also been actively involved, since the start of its work, in the Task Force on Climate Related Financial Disclosure

(TCFD), set-up by the Financial Stability Board with the aim of defining recommendations for company’s climate change disclosure, published during 2017.

In 2017, based on its strategies and actions, Eni was confirmed as a climate change leader by CDP (ex Carbon Disclosure Project), the main independent rating agency that assesses international companies with a high market capitalization.

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RISK MANAGEMENT

Eni has developed and adopted an Integrated Risk Management (IRM) Model to ensure that management takes risk-informed decisions, taking fully into consideration current and potential future risks, including medium and long-term ones, as part of an organic and comprehensive vision. The model also aims to raise awareness, at all company levels, that appropriate risk assessment and management has an important effect on the achievement of company objectives and values.

The process is implemented using a “top-down risk based” approach, starting from the contribution to the definition of Eni’s Strategic Plan, by means of analyses that support the understanding and evaluation of the likelihood of underlying risk (e.g. definition of specific de-risking objectives) and continue with the support for its implementation through periodic risk assessment & treatment cycles and monitoring. Risk prioritization is carried out on the basis of multi-dimensional matrices which measure the level of risk by combining clusters of probability of occurrence and impact.

The risk of Climate Change is identified as one of Eni’s top strategic risks and is analysed, assessed and monitored by the CEO as part of the IRM process. The analysis is carried out using an integrated and cross-cutting approach which involves specialist departments and business areas and considers both aspects correlated with energy transition (market scenario, regulatory and technological developments, reputation issues) and physical aspects (extreme/chronic weather and climate phenomena), as described in the Strategy section.

STRATEGY

Main risks and opportunities

The climate change risk is analysed taking into account five drivers for which the main results are shown below.

Market scenario. In a low carbon scenario, as in the IEA SDS2 (WEO 2017), the role of fossil fuels remains central to the energy mix. Natural gas, that increases also the SDS scenario, represents an opportunity for strategic repositioning for oil&gas companies, due to its lower carbon intensity and the possibility of integration with renewable sources in electricity production. Although the IEA SDS scenario foresees the oil demand reaching a peak in around 2020 and going down to 75 Mb/d in 2040, the need for significant investments in the upstream sector to compensate for the drop in production from existing fields. There is residual uncertainty linked to the effect that regulatory developments and breakthrough technologies could have on the scenario, with a consequent impact on the company business model.

Regulatory developments. The adoption of policies (e.g. reduction of emissions, also from deforestation; carbon pricing; development of renewable sources; energy efficiency; diversification of electricity production; advanced biofuels; electric vehicles; etc.) designed to support energy transition to low carbon sources could have significant impacts on the business. The differentiated approach by Country could provide an advantage for the development of new business opportunities.

Technological developments. Technologies to capture and reduce GHG emissions as well as leaks of natural gas along the oil&gas value chain will be fundamental for affirming the dominant role of natural gas in the global energy mix. On the other hand, technological development in the field of renewable energy production and storage and in the efficiency of electric vehicles could have impacts on the demand for hydrocarbons and therefore on the business.

The capacity to rapidly intercept and integrate technological breakthroughs in the business will play a key role in business competitiveness.

Reputation. The increasing attention being given to climate change has a negative impact on the reputation of the entire oil&gas industry, seen as one of the main parties responsible for GHG emissions, with effects on the management of relations with the key stakeholders. The ability to develop and implement strategies to adapt the business model to a low-carbon scenario, as well as the capacity to communicate these in a transparent manner provides an opportunity to improve stakeholder perceptions.

Physical risks. The intensification of extreme/chronic weather and climate phenomena could result in an increase in costs (including insurance) for adaptation measures to protect assets and people. The IPCC (Intergovernmental Panel on Climate Change) scenarios predict that these physical effects will manifest themselves mainly over the medium to long-term. The exposure to risk is mitigated by the design requirements adopted (defined to resist extreme environmental conditions) and the insurance covers taken out.

Strategy and objectives

In relation to the risks and opportunities described above, Eni has defined a path to decarbonization and pursues a clear and well-defined climate strategy, integrated with its business model, which is based on the following drivers:

-	reduction in direct GHG emissions; from 2014 to 2017 the actions taken have enabled the GHG emission intensity index of the upstream sector to be reduced by 15%; the goal is to reduce this rate by 43% by 2025 compared to 2014 through projects to eliminate process flaring, reduce fugitive emissions of methane (for the upstream segment, by 80% in 2025 compared to 2014) and energy efficiency projects; in total the investments in support of these targets add up to an expenditure of about €0.6 billion in 2018-2021, at 100% and with reference only to upstream operated activities;
-	“low carbon” oil&gas portfolio characterized by conventional projects developed in stages and with low CO2 intensity. The new upstream projects being executed, which represent about 65% of the total development investments in the sector in the 2018-2021 four-year period, have break-even points below 30 $/bl, and are therefore resilient even in low-cabon scenarios. In general, Eni’s portfolio has hydrocarbon resources with a high natural gas percentage, a bridge towards a reduced emissions future. The mid-downstream segment is less exposed to climate change risk, as the net book value of traditional refineries and petrochemical plants is negligible compared to the total assets of the group, while the green component of this business is being developed;

(2) International Energy Agency - Sustainable Development Scenario from the World Energy Outlook 2017.

96	CONSOLIDATED DISCLOSURE OF NON-FINANCIAL INFORMATION	Eni Integrated Annual Report 2017

-	green business development through (i) a growing commitment to renewable energy (approx. 1,000 MW installed power in 2021); (ii) development of the second phase of the Venice biorefinery (with a maximum capacity of 560 ktonnes/ year from 2021) and the completion of the Gela biorefinery (with maximum capacity of 720 ktonnes/year) by 2018; (iii) strengthening of Green Chemistry, with production of bio-intermediates from vegetable oil at Porto Torres (capacity of 70 ktonnes/year), studies, pilot projects and partnerships with other operators. The total investments in the 2018-21 four-year period amount to more than €1.8 billion, included the scientific and technological development (R&D) activities related to the path to decarbonization;
-	commitment to scientific and technological research (R&D), essential for achieving maximum efficiency in the decarbonisation process.

The composition of the portfolio and Eni’s strategy minimize the risk of “stranded assets” in the upstream sector; in this regard, the management has subjected to a sensitivity analysis the book value of all CGUs (Cash Generating Units) in the upstream sector, adopting the IEA SDS scenario; this stress test highlighted the substantial retention of the asset book values, with a reduction of about 4% of the fair value.

METRICS AND COMMENTS

Below are described the main performances, showing the results achieved by Eni to date in relation to the decarbonization strategy. In 2017 all the production emission indexes recorded an improvement compared to 2016. In particular, in the E&P sector the GHG intensity index calculated per unit of gross hydrocarbon unit produced – on operatorship basis – fell by 2.7% compared to the previous year, amounting to 0.162 tonCO2eq/toe; the overall variation in the index compared to 2014 is -15%, in line with the target of 43% reduction by 2025. Also in the other sectors, the GHG emission intensity has decreased, in particular Enipower’s emission index has decreased by 0.8% and the refineries’ by 7%.

Since 2010, Eni’s direct emissions on operatorship basis have been reduced by 27%, although last year saw an increase of 2.5% compared to 2016 due to the rise in combustion and process emissions as a result of increased production in the E&P sectors (in particular activities in Libya and start-ups in Ghana, Angola and Indonesia) and G&P (where both electricity production and volumes of natural gas transported have increased). In line with its decarbonisation strategy, during 2017 Eni has purchased and cancelled in its favour 680,193 forestry credits in the international market, thus offsetting about half of the increase in direct emissions compared to 2016.

Compared to Eni’s main GHG emissions sources, since 2014 the volume of hydrocarbons sent to process flaring decreased by 7%. Emissions from flaring increased in the last year, despite the fact that Eni invested €29 million in flaring down projects in 2017 (in particular in Nigeria and Libya). This was due both to new start-ups and the restart of the Abu Attifel field in Libya, shut down in 2016 due to the difficult situation in the Country. Fugitive emissions of methane (equal to about 80% of total methane emissions) have decreased in the E&P and G&P sectors, both due to periodic maintenance activities (the so-called LDAR -Leak Detection and Repair campaigns) carried out on sites already subject to monitoring in previous years and the extension of the survey to new sites, with an improvement in the accuracy of emissions estimates based on actual plant configuration. The energy efficiency initiatives carried out in 2017 allow, in full operation, energy savings for around 300 ktoe/year, amounting to a reduction in emissions of approx 0.8 million tonnes of CO2eq. In 2017, Eni invested €9 million in energy efficiency projects.

For 2017, Eni’s economic investment in scientific research and technological development amounted to €185 million, of which €72 million was spent on investments regarding the Path of Decarbonization. This investment refers to: energy transition, biorefining, green chemistry, renewable sources, emissions’ reduction and energy efficiency.

In 2017, production of biofuels reached 206 thousand tonnes, an all-time record, with an increase of more than 14% over the previous year.

Eni Integrated Annual Report 2017	CONSOLIDATED DISCLOSURE OF NON-FINANCIAL INFORMATION	97

Key performance indicators

		2017		2016		2015
			Fully		Fully		Fully
		Operated	Consolidated	Operated	Consolidated	Operated	Consolidated
		companies	entities	companies	entities	companies	entities
Direct GHG emissions (Scope 1)	(mmtonnes CO2eq)	42.52	27.04	41.46	26.48	42.32	27.12
of which CO2eq from combustion and process		32.65	22.61	31.99	22.64	32.22	23.02
of which CO2eq from flaring		6.83	3.37	5.40	2.49	5.51	2.47
of which CO2eq from non-combusted methane and fugitive emissions		1.46	0.84	2.40	1.16	2.79	1.34
of which CO2eq from venting		1.58	0.23	1.67	0.19	1.80	0.30
GHG emisions/100% operated hydrocarbon gross production (E&P)	(tonnes CO2eq/toe)	0.162	0.176	0.166	0.163	0.177	0.190
GHG emissions/kWheq (EniPower)	(gCO2eq/kWheq)	395	398	398	402	409	413
GHG emissions/Refinery throughputs	(tonnes CO2eq/kt)	258	258	278	278	253	253
Non-combusted methane and fugitive emissions (E&P)	(tonnes CH4)	38,819	19,413	72,644	30,331	91,416	36,763
Volumes of hydrocarban sent to flaring	(MSm3)	2,283	1,262	1,950	1,112	1,989	1,154
of which sent to process flaring		1,556	594	1,530	767	1,564	774
Net consumption of primary resources	(mmtoe)	13.15	9.06	12.52	8.75	12.76	9.02
Primary energy purchased from other companies		0.38	0.33	0.44	0.38	0.38	0.32
Electric energy produced - photovoltaic (EniPower)	MWh	14,720	14,720	13,527	13,527	13,750	13,750
Energy consumption from production activities/100% operated hydrocarbon gross production (E&P)	(GJ/toe)	1.487	n.a.	1.711	n.a.	1.595	n.a.
Net consumption of primary resources/electricity produced (EniPower)	(toe/MWheq)	0.162	0.163	0.163	0.164	0.168	0.169
Energy Intensity Index (refineries)	(%)	109.2	109.2	101.7	101.7	100.3	100.3
R&D expenditures	(€ million)		185		161		176
of which related to decarbonization			72		63		-
First patent filing applications	(number)		27		40		33
of which filed on renewable sources			11		12		16
Production of biofuels	(ktonnes)		206		181		179
Capacity of biorefinery	(ktonnes/year)		360		360		360

98	CONSOLIDATED DISCLOSURE OF NON-FINANCIAL INFORMATION	Eni Integrated Annual Report 2017

OPERATING MODEL

Eni’s operating model pursues excellence with its constant commitment to managing risks and creating opportunities along the whole cycle of activities while respecting people, human rights and the environment.

|	People

In Eni, people have always had an essential role in the achievement of company objectives, so human capital is valued, monitoring and developing the competencies required for professional and career growth, also by creating a collaborative and participative company climate. Accordingly the fundamental driver for 2017 has been the enhancement of the team concept represented by the value of “NOI, the value of the team”, to strengthen the already profound sense of belonging that distinguishes Eni’s people and to make them all informed players in the process of the company transformation to meet the needs of a constantly evolving market. Eni considers diversity as a resource and source of value that must be safeguarded and promoted both within the company and in all relationships with its stakeholders.

In relation to equal opportunities, Eni pays particular attention to the choice of members of the Boards of Directors of its subsidiaries, to the promotion of initiatives to attract female talents at a national and international level, and to the development of managerial and professional growth paths for the women in the company.

Eni also periodically monitors, by statistical analysis, the alignment of women’s salaries to men’s at the same position and seniority level. Statistical analysis are also carried out on the remuneration of local employees. The results show that the minimum levels defined by Eni are significantly higher than the local market minimums in the main Countries where Eni operates.

In this area, Eni takes part in national and international initiatives (Inspiring Girls Project3, the “Manifesto for female employment”4 of Valore D, WEF5 and ERT6) with the aim of constantly enriching its processes and operating practices to achieve gender parity.

To develop human capital by valuing diversity and consolidate its increasingly inclusive culture Eni has, furthermore, continued with its strategy of developing policies in favour of protecting parenthood and the family, adopting in 2017 concrete policies to support maternity and paternity aimed at guaranteeing, in addition to the international minimum standards of the International Labour Organization Convention, a 10-day period of fully paid leave for both parents. In addition, smart working has been implemented in Italy for new parents with children up to 3 years of age, to support the requirements of work-life balance.

Eni has founded its model on the excellence of its people’s skills, and accordingly designs and implements training courses for delivery in a universal and cross-cutting manner to all employees, projects for professional families and specialist initiatives for strategic activities with a high technical content. Training is given to all Eni people in all Countries in which the company operates, from management to new recruits, in order to create shared values and a common culture.

Eni has also implemented dual career paths which, alongside management development courses, involve training to achieve excellence in core technical and professional areas.

Eni uses various assessment tools to support the development of its people, including the annual review and the performance and feedback process with a focus on senior managers, middle managers and white collar workers. In 2017, 85% of the target population was covered by the performance assessment process and 95% by the annual review process. Furthermore, considerable attention is paid to promoting mobility initiatives for the managerial and non-managerial population, in order to maximise opportunities for cross-cutting enhancement and growth.

In relation to social dialogue, in 2017 as part of the Global Framework Agreement7 signed in July 2016, the first annual meeting on Corporate Social Responsibility was held to present Eni’s 2017-2020 Strategic Plan, with a focus on employment, the main HSE performance indicators and initiatives and Eni’s sustainability approach. Taking part in the meeting, in addition to Eni representatives, were the international trade union federation IndustriALL Global Union, the main Italian trade unions, the members of the Select Committee of the European Works Council and a delegation of workers’ representatives from the Eni's businesses in Ghana, Mozambique and Tunisia. The meeting was also an opportunity for discussion and exploration of the various social and trade union organisations active in the home Countries of the workers’ representatives.

In relation to welfare in Italy, Eni has implemented Flexible Benefit, an initiative that enables a share of the performance bonus to be converted into goods and services, benefiting from the relevant tax and contributions savings. Supplementary health care for the non-managerial population has also been enhanced, guaranteeing increased reimbursements and the recognition of new reimbursable services as required in the “Welfare Protocol” signed on 4 July 2017 with the relevant Trade Unions.

In addition, Eni considers health protection an essential requirement and promotes the physical, psychological and social well-being of Eni’s people, their families and the communities of the Countries in which it operates. This commitment is ensured by a regulatory and management system for occupational health, industrial hygiene, health promotion and community health, health care, management of medical emergencies and travel medicine. Specifically, this commitment was taken forward in 2017 through: (i) the process for identifying, monitoring and controlling work risks, including those not specifically subject to regulations, in strict relation to the industrial and health

(3) International project against female stereotypes.

(4) Program document to valorise female talent in the company promoted by Valore D with the patronage of the Italian presidency of the G7 and the Department for Equal Opportunities of the Council of Ministers of the Italian Presidency.

(5) World Economic Forum.

(6) European Round Table.

(7) Global Framework Agreement on International Industrial Relations and Corporate Social Responsibility.

Eni Integrated Annual Report 2017	CONSOLIDATED DISCLOSURE OF NON-FINANCIAL INFORMATION	99

surveillance process; (ii) assessment of the impact of industrial activities on the health of local communities and identification of mitigation measures for projects at the development and operation stages; (iii) enhancement of tools to support the socioeconomic development of local communities in line with business opportunities; (iv) implementation of a standardization program for company health infrastructures.

METRICS AND COMMENTS

In 2017 the focalisation of activities on strategic areas, such as the operations within the E&P sector in Mozambique, Mexico and Egypt and the G&P division in France and the sale of the Eni G&P Company in Belgium have led to a reduction of 1.6% in the number of employees. Despite a reduction in local resources outside of Italy (-367 compared with the previous year), the percentage of local staff out of total employment abroad has increased since 2016, moving from 84.7% to 85.4%. Overall, in 2017, 1,234 hires were made, of which 992 with permanent contracts. Of these, 24.7% covered female staff and about 81% regarded resources under 40 years of age. 1,518 contracts were terminated of which 1,312 permanent contracts, and 20.8% regarded female employees. 31.2% of the permanent contracts terminated in 2017 involved employees under the age of 40. In Italy, 543 hires were made, including 424 under permanent employment contracts (of which 21.9% were women, a rise compared with 2016, when only 20.1% of recruits were women). The number of personnel employed increased, particularly for the younger age group (18-24), mainly due to the recruitment of operating personnel for industrial sites in Italy including Viggiano, Livorno, Sannazzaro, Mantova and Ferrara. In Italy, in 2017, a substancial standstill in the number of terminations (499 of which 408 with a permanent contract, 16.7% of which were women) and a marginal reduction in the overall employment were recorded. 691 hires were made abroad, of which 568 with permanent contracts (of which 26.8% of women) with 72.9% resources under the age of 40. 1,019 contracts were terminated, of which 904 with a permanent contract. Of these, 35.8% regarded resources under the age of 40, and 22.7% were women. Hires abroad regarded for around 60% the E&P business areas (Congo, Angola, Ghana, Indonesia e Norway) and the G&P business areas (France, UK and Hungary), with the aim of developing and promoting new initiatives and also to support the turnover.

At the end of 2017, 7,580 women worked for Eni (23.54% of total employees), of which 4,920 were in Italy and 2,660 abroad. The percentage of women occupying positions of responsibility (senior and middle managers) rose to 24.86% compared to 24.06% in 2016. Female presence in the Boards of Directors of Eni’s companies is also increasing compared to 2016, going from 27% to 32%, while in control bodies the female presence is stable, remaining at 37%. The average age of Eni people in the world is 45.3 years old (46.5 in Italy and 43.2 abroad) with an increase in the average age of 0.5 years compared to 2016.

Analysing the data divided by professional category (qualification), it is noted that the average age of the resources in positions of responsibility (senior and middle managers) is 49 years old (50 in Italy and 46.8 abroad). The average age is 44.2 years old (45.8 in Italy and 41.5 abroad) for white collar workers, whereas for blue collar workers it is 41.7 (40.5 in Italy and 43 abroad).

In 2017 hours of training increased by 19% compared to 2016. This is mainly due to the increase in digital learning initiatives, in line with the latest training methods, using an integrated distance learning platform available to all employees. Regarding industrial relations, the minimum notice period for operational changes is in line with the provisions of the laws in force and the trade union agreements signed in the Countries in which Eni operates.

Occupational illnesses fell for both employees and ex-employees during 2017 by about 10%, mainly abroad. The total number of illnesses, for both employees and ex employees reported, fell from 133 to 120, of which 12 relate to current employees (5 in Italy and 7 abroad).

Key performance indicators

		2017	2016	2015
Employees as of 31st December(a)	(number)	32,195	32,733	33,389
of which women		7,580	7,607	7,862
Italy		20,468	20,476	20,447
Abroad		11,727	12,257	12,942
Employees aged 18-24		364	289	447
Employees aged 25-39		9,761	10,622	11,436
Employees aged 40-54		15,022	15,281	15,677
Employees aged over 55		7,048	6,541	5,829
Local employees abroad		10,010	10,377	10,938
Employees by professional category:
Senior Managers		990	1,000	1,036
Middle Managers		9,043	9,135	9,185
White collars		16,600	16,842	17,519
Blue collars		5,562	5,756	5,649
Employees with permanent contracts(b)		31,609	32,299	32,686
Employees with fixed term contracts(b)		586	434	703
Employees with full-time contracts		31,612	32,139	32,697
Employees with part-time contracts(c)		583	594	692

(a) The data differ from those published in the Integrated Annual Report, within the Profile of the year because they include only fully consolidated companies.

(b) The subdivision of fixed-term / permanent contracts does not vary significantly by gender and geographical area except for Asia and Africa where in China and some African Countries (such as Mozambique and Nigeria) it is local practice to insert resources fixed-term and then stabilize them over a period of 1-3 years.

(c) There is a higher percentage of women (7% of total women) on part-time contracts, compared to men (0.20% of total men).

100	CONSOLIDATED DISCLOSURE OF NON-FINANCIAL INFORMATION	Eni Integrated Annual Report 2017

follows Key performance indicators

		2017	2016	2015
Number of new hires with permanent contracts		992	663	961
Number of terminations of permanent contracts		1,312	1,417	1,311
Local senior managers & middle managers abroad	(%)	15.68	16.06	15.95
Training hours	(number)	1,111,112	930,345	1,079,634
Training hours by professional category:
Senior Managers		32,005	28,152	24,212
Middle Managers		319,615	218,342	288,090
White collars		580,864	526,538	553,075
Blue collars		178,628	157,313	214,257
Presence of women on the Boards of Directors	(%)	32	27	26
Presence of women on the Boards of Statutory Auditors(d)		37	37	34
Absentee rate (AR) Italy		5.49	5.73	5.35
Employees covered by collective bargaining	(number)	27,325	27,758	27,245
Occupational Illness Frequency Rate (OIFR)		0.20	0.23	0.12

(d) Outside of Italy, only the companies which a control body similar to the Italian Board of Statutory Auditors were considered.

|	Safety

Eni considers the safety of people a priority and implements all the actions needed to reduce accidents, including: training, skills development and promotion of a safety culture. In 2017 Eni organized meetings to raise awareness among workers about the lessons learned from accidents that have actually happened in the company (e.g. “Inside Lesson learned” project and “Eni in Safety 2”), local Safety Days and Road Shows in industrial sites in Italy and abroad, during which the top management met employees and contractors to share safety results, targets and new projects. Eni has also intensified its focus on process safety culture, developing a specific management system, in line with international standards, which is being implemented at operating sites and monitored with dedicated audits.

For emergency preparation and response, Eni plans and implements emergency drills, involving all the departments concerned, from the intervention teams to specialized contractors, from the relevant Authorities to the top management. Particular attention is paid to the development of alert systems, the timeliness of information communication via simplified flows and research on natural risk scenarios which could interact with its business.

2017 saw the introduction of a new objective, the SIR (Severity Incident Rate), which calculates the frequency of total recordable injuries compared to hours worked, taking into account the level of severity of the incident, based on days of absence from work.

METRICS AND COMMENTS

In 2017 there was a further significant reduction in the total recordable injuries rate of the workforce (-6.8% compared to 2016) both for employees (-17.2%) and contractors (-2%). There was one fatal accident involving a contract worker in Egypt caused by an electric shock due to accidental contact with live parts.

In 2017, the number of injuries leading to days of absence increased in Italy (36 events compared to 30 in 2016), with a worsening of the injury rates (+ 17.4% for the injury frequency rate and + 24% for the total recordable injury rate) while abroad the rates fell significantly (-22.2% for the injury frequency rate and -17.9% for the total recordable injury rate). The lost day rate for the workforce rose by 10.3% (+2.5% in Italy, +37.1% abroad).

Key performance indicators

		2017		2016		2015
			Fully		Fully		Fully
		Operated	Consolidated	Operated	Consolidated	Operated	Consolidated
		companies	entities	companies	entities	companies	entities
Injury frequency rate (LTIF)	(injuries with lost days/hours worked) x 1,000,000	0.21	0.30	0.23	0.26	0.20	0.22
employees		0.27	0.40	0.30	0.37	0.19	0.17
contractors		0.19	0.25	0.19	0.20	0.20	0.24
Total Recordable Injury Rate (TRIR)	(total recordable injuries/hours worked) x 1,000,000	0.33	0.45	0.35	0.38	0.45	0.49
employees		0.30	0.44	0.36	0.41	0.41	0.44
contractors		0.34	0.46	0.35	0.36	0.47	0.53
Lost day Rate	(days of absence/hours worked) x 1,000	0.011	0.017	0.010	0.014	0.009	0.010
employees		0.019	0.029	0.017	0.024	0.012	0.014
contractors		0.008	0.011	0.007	0.008	0.007	0.008
Near miss	(number)	1,550	1,223	1,643	1,270	1,489	1,231

Eni Integrated Annual Report 2017	CONSOLIDATED DISCLOSURE OF NON-FINANCIAL INFORMATION	101

|	Respect for the environment

Eni operates in very different geographical contexts which require specific assessments of the environmental aspects and is committed to strengthening control and monitoring of its activities in order to limit their impacts on the environment through the adoption of international best practices and the Best Available Technology. Particular attention is paid to the efficient use of natural resources, like water; to reducing operational oil spills and oil spills caused by sabotage; to managing waste through process traceability and control of the entire supply chain; to respecting biodiversity, from the first exploration stages up to the end of the project cycle. The transition path towards a circular economy, in which withdrawal of resources from the environment and waste disposal are minimized, involves various areas and represents a challenge and an opportunity for Eni, in terms of both profitability and improvement in environmental performances. Some areas of Eni have already begun to update their business models, producing renewable energy and/or using recycled or renewable material in their processes (Energy Solutions, Green Refinery and Green Chemistry). Alongside these are the more traditional energy and water efficiency programs in all sectors of the business, as well as flaring down projects and projects to reduce methane losses with resulting savings in natural gas. Another area is the management of assets to be decommissioned, through conversion, requalification, recovery and sustainable reclamation projects. In addition, the ever wider adoption of management tools, such as green procurement and ICT solutions (e.g. videoconferencing, home working, smart working, dematerialization), is promoting the spread of the circular culture in Eni, also beyond company boundaries.

In this context, initiatives are promoted to reduce impacts in water-stressed areas and to reduce fresh water withdrawals as well as, especially in the upstream sector, projects to give access to water to the populations in areas where Eni operates. In Italy, Eni is committed to increasing, over the period of the four-year plan, the amount of polluted groundwater treated by Syndial and reused for civil or industrial purposes, to launching initiatives and assessments for the use of poor quality water, replacing fresh water, and to reducing the water intensity of production. Particular attention will be paid to the management of production water at the Centro Olio Val d’Agri (COVA) in Viggiano (Italy) also with the help of research projects to develop technologies for the treatment of production water. In 2017, the Blue Water Project was developed and realized: an innovative process for the treatment of production water, which allows to reuse it for industrial purposes. The mobile and modular pilot plant consists of several small units which can be assembled. The elements acquired by the pilot project allowed to confirm the effectiveness of the technology used and to develop an executive project on an industrial scale for the development of a permanent plant for the treatment of the COVA’s production waters.

Eni’s strategy to reduce oil spills, whether operational or caused by sabotage, consists of increasingly well-integrated actions in all areas, from the administrative level to the technical areas of prevention, control and quality/speed of intervention. In Italy, the E-VPMS (Eni Vibro Acoustic Pipeline Monitoring System) patent has been tested; the system uses vibro acoustic wave sensors to detect possible malfunctions. Given its effectiveness, it was also applied in Nigeria at the end of 2017 (35 km installed).

The next stage, consisting in the detection of vibrations from ground excavations to spark intervention before pipeline sabotage, is currently being developed. In 2017, installation of the SSPS (Safety Security Pipeline System) tool for detecting operational leaks on the R&M fuel network was also completed. In Nigeria, spill monitoring activities were intensified: direct surveillance by 50%, thanks also to community support, use of helicopters (+46% compared to 2016) and drones for asset surveillance and installation of mechanical protection. Finally, risk analysis of the areas crossed by the pipeline has allowed identification of the most sensitive points at which to set-up potential containment actions in advance.

Eni’s commitment to Biodiversity and Ecosystem Services (BES) is an integral part of the company’s sustainability strategy and the Integrated HSE Management System, confirming its awareness of the risks for the natural environment resulting from its sites and activities. In 2017, the BES Policy8 was updated to align it with the development of the management approach, identifying, among the international and national concessions exploited by Eni (as operator or in a joint venture) those which (even partially) overlap with protected areas9 and/or priority sites for the conservation of biodiversity10. In these sites Eni is effectively managing exposure to biodiversity risk by implementing specific mitigation plans for the environmental contexts.

METRICS AND COMMENTS

In 2017, total water withdrawals fell by 3.5% compared with 2016. Consumption of fresh water continues to fall (-7.9% compared to 2016) mainly due to the increase in recycling of industrial water in the Mantova (Italy) petrochemical complex. Only 8% of the total fresh water withdrawals regarded the upstream sector. The percentage on fresh water reuse has reached 86%. Moreover, even though more than 50% of the E&P withdrawals concern water stressed Countries, only 5% of Eni’s fresh water withdrawals occurred in these areas. Local Plans for water management are implemented at sites with the highest consumption.

The number of barrels spilled in operational oil spills (more than 90% referable to the E&P sector) has increased compared with 2016, mainly due to losses from a crude oil storage tank in the Centro Olio Val d’Agri identified at the start of February; by the end of 2017 more than 2,400 barrels of oil had been recovered, almost the total volume of the spill. 2017 saw a reduction in the number of

(8) Approved by the CEO and published in 2018 on Eni’s website https://www.eni.com/docs/it_IT/eni-com/sostenibilita/Eni-Biodiversity-and-Ecosystem-Services-Policy.pdf

(9) Source: World Database of Protected Areas, February 2016.

(10) (Key Biodiversity Areas): M'Boundi (Congo); Villano BLK10 (Ecuador); Ashrafi Development area, Belayim Land (Sinai) DL, Ekma (Sinai) DL, Feiran (Sinai) DL, Ras Gharra (Sinai) DL (Egypt); Sanga-Sanga (Indonesia); Zubair (Iraq); OML 60, 61 and 63 (Nigeria); Concessions in DICS, DIME and EniMed (Italy); Bhit, Badhra and Kadanwari (Pakistan); Block 110/14c Lennox Field, Block 110/15a all, Block 48/30a all, Block 52/4a all, Block 52/5a all (England); Nikaitchuq (United States) - 2017 elaboration of 2016 data.

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incidents by sabotage (-35% compared to 2016) and volume spilled (-31% compared to 2016); spills over a barrel are exclusively related to upstream activities in Nigeria. The barrels spilled in chemical spills relate to E&P activities in Norway.

Waste from production activities generated by Eni in 2017 increased by 70% compared to 2016, due both to the contribution of hazardous waste (more than doubled) and non-hazardous waste (+30%). The growth can be traced to the significant increase in hazardous waste from activities linked to drilling, completion and work over for the start of the Zohr project. In 2017, 7% of hazardous waste disposed of by Eni was recovered/recycled, 2% was subjected to chemical/physical treatment, 44% was incinerated,

2% was disposed of in waste dumps and the remaining 45% was sent for other types of disposal (including transfer to temporary storage plants prior to final disposal). With regard to non hazardous waste, 11% was recovered/recycled, 3% was subjected to chemical/ physical treatment, 0.4% was incinerated, 11% was disposed of in waste dumps and the remaining 75% was sent for other types of disposal (including transfer to temporary storage plants prior to final disposal).

In 2017, a total of 4.8 million tonnes of waste was generated by reclamation activities (of which 4.1 million tonnes by Syndial), of which about 70% was groundwater. In 2017, €260 million was spent on soil and groundwater reclamation.

Key performance indicators

		2017		2016		2015
		Operated companies	Fully Consolidated entities	Operated companies	Fully Consolidated entities	Operated companies	Fully Consolidated entities
Total water withdrawals	(Mm3)	1,786	1,746	1,851	1,816	1,804	1,765
of which sea water		1,650	1,638	1,710	1,697	1,634	1,621
of which freshwater		119	106	129	117	157	144
of which freshwater from superficial water bodies		79	70	87	78	105	96
of which freshwater from subsoil		20	17	23	20	25	22
of which freshwater from urban net or tanker		10	9	9	9	7	6
of which polluted groundwater treated at TAF(a) plants and used in the production cycle		4	4	3	3	3	3
of which freshwater withdrawal from other streams		6	6	7	7	17	17
of which brackish water from subsoil or superficial water bodies		16	1	12	2	13	0
Re-injected production water	(%)	59	45	58	42	56	40
Operational oil spill
Total number of oil spills (> 1 barrel)	(number)	55	24	85	44	83	56
Volume of oil spill (> 1 barrel)	(barrels)	3,228	2,954	1,231	724	1,634	1,223
Oil spills due to sabotage (including theft)
Total number of oil spills (> 1 barrel)	(number)	102	102	158	158	167	167
Volume of oil spill (> 1 barrel)	(barrels)	3,236	3,236	4,682	4,682	14,847	14,847
Chemical spill
Total number of oil spills	(number)	17	15	24	24	43	41
Volume of oil spill	(barrels)	63	50	18	18	1,211	769
Total waste from production activities	(tonnes)	1,364,157	830,898	804,865	562,087	1,230,364	923,478
of which hazardous waste		650,308	306,017	256,813	177,355	323,078	208,441
of which non-hazardous waste		713,849	524,881	548,052	384,733	907,286	715,037
NOx (nitrogen oxides) emissions	(tonnes NO2eq)	55,607	30,799	56,003	32,054	70,346	42,300
SOx (sulphur oxides) emissions	(tonnes SO2eq)	8,368	6,727	8,946	5,492	10,707	8,613
NMVOC (Non Methan Volatile Organic Compounds) emissions	(tonnes)	21,498	13,439	15,944	9,228	20,559	13,007
TSP (Total Suspended Particulate) emissions		1,488	720	1,447	737	1,823	1,023

(a) TAF: groundwater treatment facilities.

Eni Integrated Annual Report 2017	CONSOLIDATED DISCLOSURE OF NON-FINANCIAL INFORMATION	103

| Human rights

Eni is committed to respecting international human rights standards, starting with the UN’s Guiding Principles on Business and Human Rights, with the aim of continuously improving its due diligence system. Human rights is one of the areas in which the Eni Sustainability and Scenarios Committee performs consultative and advisory functions for the Board of Directors. In 2016 Eni launched a specific awareness-raising program, starting with an event overseen by the CEO, “Raising awareness on human rights in Eni’s activities”, aimed at the top management of the company. This was followed by an e-learning course implemented for Eni’s people, developed with the Danish Institute for Human Rights.

In 2017 Eni established a Working Group on “Business and human rights” which involved all the company departments most affected by the topic, including Security, Procurement, Human Resources and the business lines, aimed at identifying any areas for improvement in relation to the main standards and international best practices.

The subject of respect for human rights is integrated at various levels in company processes and Eni monitors the risk of possible abuses with specific instruments such as, for example, the Integrated Risk Management (IRM) model. In Eni’s IRM model human rights topics are (i) considered in the risk model, that is the Eni risks catalogue which is periodically updated following the results of the risk assessment and (ii) integrated Eni’s risk assessment in terms of social, environmental, health and safety impact metrics.

In order to avoid harmful conduct and identify intervention areas to help improve access to fundamental rights in local communities, human rights are considered right from the earliest feasibility assessments for new projects, through integrated studies of the environmental, social and health impact of the activities (ESHIA) and specific analysis known as HRIA (Human Rights Impact Assessment), such as the one carried out in Myanmar. This assessment analysed in advance the potential impacts on human rights of the exploration activities planned in the Block RSF 5, in the region of Magway and identified appropriate management measures.

The focus points related to the approach with local communities involved in the project as a result of temporary access to their areas and the treatment of local workers hired by local sub-contractors (for further details on ISO 26000 and human rights, including access to remedies via grievance mechanisms, see paragraph Cooperation Model).

Furthermore, in order to safeguard its people and its assets, Eni carries out its own security activities adopting preventive and defensive measures in accordance with international principles on human rights, in line with the Voluntary Principles on Security & Human Rights and implementing specific initiatives, such as workshops for public and private security forces and training courses for Eni Security personnel.

Since 2006, Eni has adopted a procedure11, among the Anti-Corruption Regulatory Instruments, that regulates the process of receiving, analysing and processing whistleblowing reports12 from third parties or employees, sent or transmitted, including those sent anonymously or in confidence.

Actions taken to combat modern forms of slavery and people trafficking in its supply chain are explained in detail in the Slavery Statement, approved by the Board of Directors in accordance with the English Modern Slavery Act 2015.

Eni also aims to prevent the exploitation of minerals to finance or support human rights violations, as shown in the Position Statement on “Conflict minerals” issued in compliance with the US SEC regulations. In addition, since 2008, Eni SpA and its subsidiaries have carried out 172 human rights assessments on Eni suppliers at 14 sites and have trained 41 people as qualified SA8000 Auditors (see paragraph Suppliers for full information on Eni’s supply chain activities).

METRICS AND COMMENTS

In 2017 the specific e-learning training campaign on human rights continued, bringing on board, in addition to the 22,000 people involved in all the Countries in which Eni operates, a further 1,800 people. In 2017, 3 human rights modules were developed in the areas of Human Resources, Relations with the Territories and Security. The latter was already being delivered at the end of 2017. In the Security area, in 2017 Eni continued with the specific actions already launched, such as insertion and application monitoring of conduct clauses requiring respect for human rights within contracts concluded with Security Service Suppliers. In 2017 the Security & Human Rights training and information program continued with the organization and implementation of a training project in Nigeria, aimed at Eni Top Management, Senior Officers of the Public Security Forces and Security Forces. Since 2009 training sessions have been held in Italy, Egypt, Nigeria, Pakistan, Iraq, Congo, Angola, Indonesia, Algeria, Mozambique, Kenya, Venezuela and Ecuador.

With regard to whistleblowing reports, in 2017 investigations were completed on 83 files, 29 of which included human rights aspects, mainly concerning potential impacts on workers’ rights. Among these, 32 assertions were checked: the events reported were confirmed, at least in part, for only 3 of these, and actions were taken to mitigate and/or minimize the impacts including: (i) actions on the Internal Control and Risk Management System, relating to the implementation and strengthening of the controls in place, updating of contractual standards and actions to raise awareness with reference to business partners; and (ii) actions against employees, including disciplinary measures, in accordance with Model 231 and the collective labour agreement and other national laws applicable. At the end of the year 19 files were still open, 5 of which referred to human rights aspects, in particular potential impacts on workers’ rights.

(11) This procedure complies with the obligations described in the 2002 Sarbanes-Oxley Act, the Organizational, Management and Control Model under Italian Legislative Decree No. 231/2001 and Eni SpA's Anti-Corruption MSG.

(12) Whistleblowing report means: any report received by Eni, concerning conduct (of any kind, including mere omissions) of Eni’s personnel or third parties in violation of (i) the Code of Ethics, (ii) any laws or regulations or provisions of the Authority or internal regulations or in any case likely to cause damage or prejudice to Eni, even if only to its public image.

104	CONSOLIDATED DISCLOSURE OF NON-FINANCIAL INFORMATION	Eni Integrated Annual Report 2017

Key performance indicators

		2017	2016	2015
Hours of training on human rights	(number)	7,805	88,874	32,588
Employees trained on human rights		1,836	21,682	7,545
Security personnel trained on human rights		308(a)	53	61
Security personnel (professional area) trained on human rights(b)	(%)	88	83	78
Security contracts containing clauses on human rights		88	91	85
Report (assertions) on human rights violations(c) (closed during the year and divided by result of investigation and by type)(d), of which:	(number)	29 (32)	36	31
Report (assertions) founded		3	11	3
Report (assertions) unfounded, with the adoption of corrective/improvement measures(e)		9	6	10
Report (assertions) unfounded/generic(f)		20	19	18

(a) The variations of the KPI Security resources trained on human rights, in some cases also significant, which can be detected between one year and the next, are linked to the different characteristics of the training projects and to the operating contingencies.

(b) This data is a percentage of value cumulated at 2017.

(c) In 2017, the results of the checks carried out on the single report violation were presented (one report can contain 1 or more assertions) with a potential impact on Human Rights. Otherwise, for the years 2015 and 2016 the overall results of the reports were not necessarily represented with reference to the specific aspects related to potential impacts on Human Rights.

(d) Of which not fully consolidated entities 2015: -; 2016: 1; 2017: 1 (1).

(e) Of which not fully consolidated entities 2015: -; 2016: 1; 2017: -.

(f) Of which not fully consolidated entities 2015: -; 2016: -; 2017: -.

| Suppliers

Eni adopts qualification and selection criteria for suppliers to assess their capacity to meet company standards in terms of ethical reliability, health, safety, environmental protection and human rights. Eni meets this commitment by promoting its own values with its suppliers and involving them in the risk prevention process. For this purpose, as part of its Procurement process, Eni: (i) subjects all its suppliers to a qualification and due diligence process to check their professionalism, technical capacity, ethical, economic and financial reliability and to minimize the inherent risks of operating with third parties; (ii) requires from all its suppliers a formal commitment to respect the principles in its Code of Ethics13; (iii) monitors observance of this commitment, to ensure the maintenance by Eni suppliers of the qualification requirements over time; (iv) if criticalities emerge, requires the implementation of improvement actions in their operating models or, if they fail to satisfy the minimum standards of acceptability, limits or inhibits their access to tenders.

METRICS AND COMMENTS

During 2017, more than 5,000 suppliers (including all the new ones) were subject to checks and assessment with reference to sustainability aspects (i.e. health, safety, environment, human rights, anti-corruption and compliance). For 24% of these suppliers, potential criticalities and/or possible areas for improvement were identified; in 95% of cases these were not serious enough to compromise the possibility of working with them, while for the remaining 5% of suppliers checked, the criticalities revealed led to the pro-tempore suspension of relations with Eni. In 2017 criticalities and/or areas for improvement were in fact identified14 on 1,248 suppliers15 ; for 65 of these the assessment at the qualification stage was negative (i.e. non qualified) or Eni issued an instruction suspending or revoking the qualification; the 2017 figure for supplier suspensions, which shows a drop compared to previous years, reflects the reduced number of investigations for unlawful conduct involving Eni suppliers in the year.

Key performance indicators

(number)	2017	2016	2015
Suppliers subjected to assessment regarding social responsibility aspects	5,055	5,171	5,114
of which suppliers with criticalities / areas for improvement	1,248	1,336	721
of which suppliers with whom Eni has terminated the relations	65	131	97

(13) Such as protection and promotion of human rights, observance of safe working standards, environmental protection, anti-corruption, compliance with laws and regulations, ethical integrity and lawfulness in relations, respect for antitrust laws and fair competition.

(14) Suppliers subjected to assessment which revealed criticalities (with consequent request for implementation of improvement plans) regarding HSE or human rights aspects during the qualification process or Human Rights assessment or for which Eni has taken preventive measures (monitoring, alert status with no impediment).

(15) The significant rise between 2015 and 2016 is due to the greater depth of checks carried out.

Eni Integrated Annual Report 2017	CONSOLIDATED DISCLOSURE OF NON-FINANCIAL INFORMATION	105

| Transparency and anti-corruption

The repudiation of all forms of corruption has been one of the fundamental ethical principles of Eni’s Code of Practice since 1998, reinforced in subsequent revisions of the Code of Ethics – shared among all employees when recruited – and Model 231. Eni has also designed and developed the Anti-Corruption Compliance Program, with specific Anti-Corruption Guidelines, in accordance with the applicable rules in force, the international conventions and taking into account relevant guidance and best practices, as well as the policies adopted by the main international organisations. It is an organic system of rules and controls to prevent corrupt practices. All Eni’s subsidiaries, in Italy and abroad, are required to adopt, by resolution of their own Board of Directors16, both the MSG17 and all the other anti-corruption regulatory instruments issued by the parent company.

Eni’s Anti-Corruption Compliance Program has evolved over the years with the aim of continuous improvement; in January 2017, Eni SpA was the first Italian company to achieve the ISO 37001:2016 “Antibribery Management Systems” certification. To guarantee the effectiveness of Eni’s Anti-Corruption Compliance Program, in 2010 an ad hoc organizational structure was formed, the anti-corruption unit, which is responsible for providing specialist support to Eni business lines and subsidiaries in Italy and abroad. This unit also implements an anti-corruption training program, both through e-learning and with classroom events, general workshops and job specific training. The workshops are carried out on the basis of the index produced annually by Transparency International (Corruption Perception Index) and at Eni’s presence in the Countries where it operates and are developed using interactive and engaging formats based on case studies and questions to test the level of understanding of the topics covered. These workshops offer an overview of the anti-corruption laws applicable to Eni, the risks that could result from their infringement for natural and legal persons and the Anti-Corruption Compliance Program that Eni has adopted to address these risks. Generally the workshops are accompanied by job specific training, or training for professional areas particularly at risk in terms of corruption. In 2018 a project will be launched to segment the company’s employees based on corruption risk in order to optimize the identification of groups to direct the various training initiatives at.

Furthermore, in 2017, training for company boards (Board

induction and ongoing training), included an in-depth look at Integrated Compliance, focusing on anti-bribery aspects. In order to assess the adequacy and effective operation of the anti-corruption compliance program, Eni, as part of the integrated audit plan approved annually by the BOD, carries out specific checks on relevant activities, with audits dedicated to analyses of processes and companies, identified based on the riskiness of the Country in which they operate and materiality, as well as third parties considered to be high risk, where required contractually.

Eni also has regulations, established in 2006, that cover the process of receiving, analysing and processing whistleblowing reports from third parties or employees, including those sent anonymously or in confidence.

In order to promote the proper use of resources and prevent corruption, Eni takes part in the Global Compact and the Extractive Industries Transparency Initiative (EITI). This global initiative promotes responsible and transparent use of the financial resources generated in the extraction sector. In line with the EITI standard, since 2015 (2014 data) Eni has provided a voluntary disclosure of payments made to governments and, since 2017 (2016 data), has published its “Report on payments to governments” in compliance with European Directive 2013/34 EU. Eni also supports EITI’s local Multi-Stakeholder Groups in member Countries by helping to prepare the annual Reports and, as a member, contributing to the activities of the Multi Stakeholder Group in Congo, Mozambique, Timor Leste, Ghana, Ukraine, and, since 2017, in the UK and, through local industry associations, in Kazakhstan, Nigeria and Norway.

METRICS AND COMMENTS

During 2017, 36 audits were carried out in 23 Countries, with anti-corruption checks that confirmed the overall adequacy and effective operation of the anti-corruption compliance program. In 2017, the anti-corruption e-learning campaign continued, adding to the very extensive campaigns launched in 2015 aimed at training the entire company population; these campaigns are gradually being completed, thus ensuring full coverage in terms of training for all Eni people. The performance data for class-based learning show an increase, reflecting the company’s desire for even greater oversight of the areas at risk of corruption.

Key performance indicators

	2017		2016		2015
(number)	Total	Fully Consolidated entities	Total	Fully Consolidated entities	Total	Fully Consolidated entities
Audit actions on risk of corruption activities		36		33		29
E-learning for managers	493	452	865	822	1,865	1,777
E-learning for other resources	1,857	1,736	9,364	8,952	7,016	6,973
General Workshop	1,434	1,329	1,269(a)		886(a)
Job specific training	1,539	1,503	1,214(a)		693(a)
Countries where Eni supports EITI’s local Multi Stakeholder Groups	9		8		7

(a) The data include a small number of Eni employees from entities not fully consolidated.

(16) Or the equivalent body according to the governance structure of the subsidiary.

(17) Management System Guideline: common guideline for all Eni units for process management.

106	CONSOLIDATED DISCLOSURE OF NON-FINANCIAL INFORMATION	Eni Integrated Annual Report 2017

COOPERATION MODEL

The sustainable approach is one of Eni’s distinctive characteristics and supports the creation of long-term value for stakeholders. In order for this approach to be effective it needs to be systematic and applicable at all stages of the business in all operating contexts. For this purpose, in recent years Eni has been committed to a better integration of sustainability aspects from the negotiation to exploration stages and in all operating processes including decommissioning. This integration with the business is necessary to define a more structured action plan for the territory which ensures respect for standards of excellence during all operating phases.

The aim is to programme business activities and those supporting local development in line with the Country Development Plan, the United Nations 2030 Agenda and the National Determined Contributions (NDC - COP21). In order to increase the benefits of interventions to support local development and to reduce socioeconomic gaps, Eni promotes public-private partnerships which are able to share skills and investments. In particular, strategic partnerships have been formed with national and international organisations like the IFC (International Finance Corporation) in Ghana, the Mediterranean agronomic institute in Egypt or the FAO in Nigeria and local cooperation agencies/bodies. The support for local development strategy is based on enhancement of the energy resources of the Countries and the definition of initiatives to meet the needs of local communities. The development of energy sources is an integral part of the business model and involves the construction of infrastructure for the production and transport of gas for both export and local consumption, and the construction of off-grid and on-grid electricity production plants.

Eni also promotes a wide range of initiatives to improve people’s living conditions, both by encouraging economic diversification with the development of agricultural projects, micro-enterprise, micro-credit or infrastructure projects, and education, water access and health promotion. These initiatives, which are not limited to the areas surrounding the plants but extend to wider areas, are agreed with stakeholders at various levels, starting from the national Authorities and passing through the local ones, reaching also the people from the individual communities.

In order to better identify local needs and evaluate the management of its activities, over time Eni has established instruments such as Management System Guideline and operating procedures, context, stakeholder and impact analysis in line with the ISO 26000 Guidelines. From 2015 to 2017, 14 Eni subsidiaries/ districts have been assessed by third parties.

Finally, since 2016 Eni has used an IT platform dedicated to the management and monitoring of relations with its stakeholders in the Countries where it operates and management of Grievances, in order to guarantee that all suggestions made by stakeholders are taken on board, provide adequate responses and identify and prevent potential risk factors. To guarantee adequate procedures for access to remedies, in 2014 Eni defined a mechanism for collecting claims and complaints (Grievance Mechanism), updated in 2016 and activated in all Eni subsidiaries and affiliates. A project to enhance and monitor local content, which is the added value that the company can bring to the socioeconomic system of the Countries in which it operates, was started in partnership with the Polytechnic of Milan in 2016. The aim is to quantify the direct, indirect (supply chain) and induced (economic system) effects attributable to the impact on the economy, employment and intellectual capital that Eni’s business has at a local level. This quantification has a double value: it is useful to the company for adequate planning of the activities and provides the Countries with an indication on investments for economic development. The model was applied for the first time to a pilot project in Ghana, helping to define a local content plan that is in line with International Finance Corporation (IFC) and World Bank requirements. To date the model has been also applied to West hub and East hub projects in Angola, and in Italy (Ravenna and Sannazzaro).

METRICS AND COMMENTS

In 2017, overall spending on community investment amounted to approximately €70.7 million (Eni share), of which approximately 97%18 related to upstream activities. The majority of spending was in Asia with about €34 million, mainly invested in professional training, school infrastructure (nursery schools and primary schools), sports centers and miscellaneous infrastructure maintenance (bridges and roads). In Africa a total of €23 million was spent, of which €18 million was on Sub-Saharan Africa, mainly in the area of professional training and agricultural development projects. About €22 million was invested in infrastructure development, of which €5.5 million was in Africa and €15.3 in Asia.

Key performance indicators

	2017		2016		2015
(€ thousands)	Total	Fully Consolidated entities	Total	Fully Consolidated entities	Total	Fully Consolidated entities
Community investment(a)	70,681	66,840	64,174	60,320	76,470	74,473
of which infrastructure	22,118	22,118	23,319	23,314	29,866	28,916

(a) The data includes resettlement activities.

(18) Net of infrastructure costs.

Eni Integrated Annual Report 2017	CONSOLIDATED DISCLOSURE OF NON-FINANCIAL INFORMATION	107

REPORTING PRINCIPLES AND CRITERIA

The Non-financial information is drafted in accordance with the Decree 254/2016 and the “Sustainability Reporting Standards”, published by the Global Reporting Initiative (GRI Standards), which represent the reporting standard adopted, “In accordance core” level and had undergone a limited assurance by the independent company which provided assurance to Eni’s Annual Report as of December 31st, 2017. The performance indicators used are those required by the GRI Standards and are representative of the various areas of the Decree, as well as being in line with the activities carried out and the impacts made by Eni.

Key Performance Indicators, selected according to items identified as the most relevant, are collected on an annual basis and relate to the 2015-2017 period. They concern Eni SpA and its consolidated subsidiaries.

The detection of the information and data is structured in a way to ensure comparability of data across several years. All data refer only to consolidated companies based on the line-by-line method. The data on whistleblowing reports, anti-corruption training and community investment show those received only from fully consolidated entities. To this representation, an additional view was added, in line with other company documents and in continuity with the past. The safety, environment and climate change data are collected from companies with relevant HSE impacts. These data have been represented in two ways: the data only for the fully consolidated entities as required by the Decree and also the data including companies under joint operation or joint control or associates in which Eni has control of operations. The aim is to provide continuity with respect to past publications, consistency with the objectives that the company has set itself, and represent the potential impacts of the activities managed by Eni.

The data related to the fully consolidated perimeter alone are exposed for the first time for the purposes of this NFI and in compliance with the requirements of the Decree. Some data related to the total perimeter of the operated companies have been restated in relation to what is published in the voluntary document “Eni for 2016”.

GRI KPIS	METHODOLOGY
CLIMATE CHANGE
GHG EMISSIONS	The GHGs include CO2, CH4 and N2O emissions; the Global Warming Potential used is 25 for CH4 and 298 for N2O. Eni inventory is certified in accordance with ISAE3000/3410. The emission factors used for the calculations are, where possible, site specific or, as an alternative, drawn from the international documents available.
EMISSION INTENSITY	Numerator: direct GHG emissions (Scope 1) including CO2, CH4 and N2O.
ENERGY CONSUMPTION

Consumption from primary sources: sum of consumption of fuel gas, natural gas, refinery/process gas, LPG, light distillates/ petrol, diesel, kerosene, fuel oil, FOK and coke from FCC. Primary energy purchased from other companies: sum of purchases of electricity, heat and steam from third parties.

Consumption from renewable sources depends on the national electric mix because consumption from photovoltaic panels installed by Eni on its assets is currently negligible.

ENERGY INTENSITY	The refining energy intensity index represents the total value of energy actually used in a given year in the various refinery processing plants, divided by the corresponding value determined on the basis of predefined standard consumption values for each processing plant. For comparison between years, the data for 2009 have been taken as the baseline (100%). For these indexes the numerator represents consumption from primary resources and purchases of electricity and/or steam.
PEOPLE, HEALTH AND SAFETY
EMPLOYMENT	Eni uses a large number of contractors to carry out the activities within its own sites.
LOCAL SENIOR MANAGERS AND MANAGERS ABROAD	Number of local senior managers + managers (employees born in the Country in which their main working activity is based) divided by total employment abroad.
RATE OF ABSENTEEISM	Number of hours of absence divided by the No. of hours scheduled to be worked x 100 for staff employed in the period under consideration. KPI only for Italy and only for non-managerial employees.
HEALTH AND SAFETY

LTIF: lost time injury frequency rate i.e. number of injuries that occurred for every million hours worked. Numerator: total injuries at work occurring in the period; denominator: hours worked in the same period; result multiplied by 1,000,000.

TRIR: total recordable injury frequency rate (days of absence due to injuries, medical treatments and cases of work limitations). Numerator: number of total recordable injuries; denominator: hours worked in the same period. Result is multiplied by 1,000,000.

Lost day rate: days of absence due to injuries at work per thousand hours worked. Numerator: days of absence from work in the period(a) due to injuries (calculated as calendar days starting from the day following the event); denominator: hours worked in the same period. Result is multiplied by 1,000.

Near miss: an incidental event, the origin, execution and potential effect of which is accidental in nature, but which is however different from an accident only in that the result has not proved damaging, due to luck or favourable circumstances, or to the mitigating intervention of technical and/or organizational protection systems. Accidental events that do not turn into accidents or injuries are therefore considered to be near misses.

OIFR (Occupational Illness Frequency Rate): occupational diseases frequency index of employees reported - ratio between the number of employee occupational diseases reported in the reference accounting period and the hours work in the same time. Result of the ratio multiplied by 1,000,000.

108	CONSOLIDATED DISCLOSURE OF NON-FINANCIAL INFORMATION	Eni Integrated Annual Report 2017

GRI KPIS	METHODOLOGY
ENVIRONMENT
WATER WITHDRAWALS	Sum of sea water, freshwater, and salt water from subsoil or surface withdrawn. TAF (groundwater treatment plant) water represents the amount of polluted groundwater treated and reused in the production cycle.
AIR PROTECTION

NOx: total direct emissions of nitrogen oxide due to combustion processes with air. Includes emissions of NOx from flaring activities, sulphur recovery processes, FCC regeneration, etc. Includes emissions of NO and NO2, excludes N2O.

SOx: total direct emissions of sulphur oxides, including emissions of SO2 and SO3.

NMVOC (Non-methane volatile organic compounds): total direct emissions of hydrocarbons, hydrocarbon substitutes and oxygenated hydrocarbons that evaporate at normal temperature. They include LPG and exclude methane.

TSP: direct emissions of Total Suspended Particulates, finely divided solid or liquid material suspended in gaseous flows. Standard emission factors.

SUPPLIERS
SUPPLIERS SUBJECTED TO ASSESSMENT	This indicator relates only to processes managed by Eni SpA and represents all suppliers subjected to Due Diligence, a qualification process, HSE, compliance or business conduct assessment feedback, human rights feedback process or assessment (SA8000). It relates to all suppliers for which Vendor Management activities are centralized in Eni SpA (i.e. all Italian suppliers, mega-suppliers and international suppliers).

(a) Excluding commuting accidents.

Correlation table between the key sustainability issues for Eni and GRI Standards

	KEY SUSTAINABILITY ISSUES	GRI STANDARDS	INSIDE	OUTSIDE AND LIMITATIONS
PPATH TO DECARBONIZATION	Climate change	GRI 201 Economic Performance GRI 305 Emissions	√	Suppliers and customers (RNES[1]; RNEC2)
		GRI 302 Energy	√
	Innovation	-	√
OPERATING MODEL	Employment and diversity	GRI 401 Employment GRI 404 Training and Education GRI 405 Diversity of governance bodies and employees GRI 202 Market presence	√
	Occupational health and local communities health	GRI 403 Occupational H&S	√
	Safety and asset integrity	GRI 403 Occupational H&S	√	Suppliers
	Circular economy and waste	GRI 306 Effluents and Waste	√
		GRI 303 Water	√
	Environment	GRI 306 Effluents and Waste	√
		GRI 304 Biodiversity	√
		GRI 307: Environmental compliance	√
	Human Rights	GRI 412 Human Rights Assessment GRI 410 Security Practices GRI 406 Non-Discrimination GRI 414 Supplier Social Assessment	√	Local security forces; Suppliers (RNES1)
	Integrity in business management	GRI 205 Anti-corruption	√	Suppliers (RPES3)
COOPERATION MODEL	Access to energy, economic diversification, Local development	GRI 203 Indirect Economic Impacts GRI 413 Local Communities	√
	Local content	GRI 204 Procurement Practices	√	Suppliers (RNES1)

(1)	RNES: Reporting not extended to suppliers.
(2)	RNEC: Reporting not extended to customers.
(3)	RPES: Reporting partially extended to suppliers.

Eni Integrated Annual Report 2017	CONSOLIDATED DISCLOSURE OF NON-FINANCIAL INFORMATION	109

GRI Content Index

DISCLOSURE	INDICATOR DESCRIPTION	SECTION AND/OR PAGE NUMBER
Organizational profile
102-1	Name of the organization	Integrated Annual Report 2017, p. 1
102-2	Activities, brands, products, and services	Integrated Annual Report 2017, pp. 4-5
102-3	Location of headquarters	Integrated Annual Report 2017, inside back cover
102-4	Location of operations	Integrated Annual Report 2017, pp. 4-5
102-5	Ownership and legal form	https://www.eni.com/en_IT/company/governance/ shareholders.page
102-6	Markets served	Integrated Annual Report 2017, pp. 4-5
102-7	Scale of the organization	Integrated Annual Report 2017, pp. 12-13
102-8	Information on employees and other workers	NFI, pp. 99-100
102-9	Supply chain	NFI, p. 104
102-10	Significant changes to the organization and its supply chain	Integrated Annual Report 2017, p. 61
102-11	Precautionary Principle or approach	Integrated Annual Report 2017, pp. 24-27
102-12	External initiatives	Integrated Annual Report 2017, p. 17
102-13	Membership of associations	Integrated Annual Report 2017, pp. 16-17
Strategy
102-14	Statement from senior decision-maker	Integrated Annual Report 2017, pp. 6-9
102-15	Key impacts, risks, and opportunities	Integrated Annual Report 2017, pp. 24-27; 75-89
Ethics and integrity
102-16	Values, principles, standards, and norms of behavior	Integrated Annual Report 2017, pp. 18-19; 31
NFI, p. 93
Governance
102-18	Governance structure	Integrated Annual Report 2017, pp. 28-31
Stakeholder engagement
102-40	List of stakeholder groups	Integrated Annual Report 2017, pp. 15-17
102-41	Collective bargaining agreements	NFI, pp. 99-100
102-42	Identifying and selecting stakeholders	Integrated Annual Report 2017, pp. 15-17
102-43	Approach to stakeholder engagement	Integrated Annual Report 2017, pp. 15-17
102-44	Key topics and concerns raised	Integrated Annual Report 2017, pp. 15-17
Reporting practice
102-45	Entities included in the consolidated financial statements	NFI, pp. 107-108
102-46	Defining report content and topic Boundaries	Integrated Annual Report 2017, p. 15 NFI, p. 108
102-47	List of material topics	Integrated Annual Report 2017, p. 15 NFI, p. 108
102-48	Restatements of information	NFI, p. 107
102-49	Changes in reporting	NFI, p. 107
102-50	Reporting period	NFI, p. 107
102-51	Date of most recent report	First NFI under the Decree 254/2016 Eni for: https://www.eni.com/en_IT/documentations.page
102-52	Reporting cycle	NFI, p. 107
102-53	Contact point for questions regarding the report	Integrated Annual Report 2017, inside back cover
102-54 / 102-55	Claims of reporting in accordance with the GRI Standards and content index	NFI, pp. 107-110
102-56	External assurance	NFI, p. 111
Governance
103-1	Explanation of the material topic and its Boundary
103-2	The management approach and its components	Integrated Annual Report 2017, pp. 15-19
103-3	Evaluation of the management approach	NFI, pp. 107-108

110	CONSOLIDATED DISCLOSURE OF NON-FINANCIAL INFORMATION	Eni Integrated Annual Report 2017

Specific standard disclosures

DISCLOSURE	INDICATOR DESCRIPTION	SECTION AND/OR PAGE NUMBER	OMISSION
CATEGORY: ECONOMIC METRICS AND COMMENTS
Economic performance - DMA (103-1; 103-2; 103-3)		NFI, pp. 94-97; 108
201-2	Financial implications and other risks and opportunites due to climate change	Integrated Annual Report 2017, pp. 85-86 NFI, pp. 94-97
Market presence - DMA (103-1; 103-2; 103-3)		NFI, pp. 98-100; 108
202-2	Proportion of senior management hired from the local community	NFI, p. 100
Indirect economic impacts - DMA (103-1; 103-2; 103-3)		NFI, pp. 106; 108
203-1	Infrastructure investments and services supported	NFI, p. 106
Procurement practices - DMA (103-1; 103-2; 103-3)		NFI, pp. 106; 108
204-1	Proportion of spending on local suppliers	NFI, p. 106	Some information related to this indicator are not currently available. Eni intends to elaborate a new methodologies to cover all the requirements in the future.
Anti-corruption - DMA (103-1; 103-2; 103-3)		NFI, pp. 105; 108
205-2	Communication and training about anti-corruption policies and procedures	NFI, p. 105
CATEGORY: ENVIRONMENTAL METRICS AND COMMENTS
Energy - DMA (103-1; 103-2; 103-3)		NFI, pp. 94-97; 108
302-3	Energy intensity	NFI, pp. 96-97; 107
Water - DMA (103-1; 103-2; 103-3)		NFI, pp. 101-102; 108
303-1	Water withdrawal by source	NFI, pp. 101-102
Biodiversity - DMA (103-1; 103-2; 103-3)		NFI, pp. 101-102; 108
304-1	Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	NFI, pp. 101-102	Some information related to this indicator are not currently available. Eni intends to collect the necessary data to cover all the requirements in the future.
Emissions - DMA (103-1; 103-2; 103-3)		NFI, pp. 94-97; 108
305-1	Direct (Scope 1) GHG emissions	NFI, pp. 94-97
305-4	GHG emissions intensity	NFI, pp. 94-97; 107

Effluents and waste - DMA (103-1; 103-2; 103-3)		NFI, pp. 101-102; 108
306-2	Waste by type and disposal method	NFI, pp. 101-102
Environmental Compliance - DMA (103-1; 103-2; 103-3)		NFI, pp. 101-102; 108
307-1	Environmental compliance	Relazione Finanziaria Annuale 2017, pp. 180-183
CATEGORY: SOCIAL METRICS AND COMMENTS
Employment - DMA (103-1; 103-2; 103-3)		NFI, pp. 98-100; 108
401-1	New employee hires and employee turnover	NFI, pp. 98-100
Occupational health and safety - DMA (103-1; 103-2; 103-3)		NFI, pp. 98-100; 108
403-2	Types of injury and rates of injury, occupational diseases, lost days, and absenteeism, and number of work-related fatalities	NFI, pp. 98-100; 107	Some information related to this indicator are not currently available. Eni intends to collect the necessary data to cover all the requirements in the future.
Training and education - DMA (103-1; 103-2; 103-3)		NFI, pp. 98-100; 108
404-1	Average hours of training per year per employee	NFI, pp. 98-100
Diversity and equal opportunity - DMA (103-1; 103-2; 103-3)		NFI, pp. 98-100; 108
405-1	Diversity of governance bodies and employees	NFI, pp. 98-100
Non-discrimination - DMA (103-1; 103-2; 103-3)		NFI, pp. 103-104; 108
406-1	Incidents of discrimination and corrective actions taken	NFI, pp. 103-104
Security practices - DMA (103-1; 103-2; 103-3)		NFI, pp. 103-104; 108
410-1	Security personnel trained in human rights policies or procedures	NFI, pp. 103-104
Human rights assessment - DMA (103-1; 103-2; 103-3)		NFI, pp. 103-104; 108
412-2	Employee training on human rights policies or procedures	NFI, pp. 103-104
Local communities - DMA (103-1; 103-2; 103-3)		NFI, pp. 106; 108
413-1	Operations with local community engagement, impact assessments, and development programs	NFI, p. 106
Supplier social assessment - DMA (103-1; 103-2; 103-3)		NFI, pp. 104; 108
414-1	New suppliers that were screened using social criteria	NFI, p. 104
CATEGORY: INNOVATION
Innovation - DMA (103-1; 103-2; 103-3)		NFI, pp. 94-97; 108

111

Independent Auditors' Report

EY S.p.A. Via Po. 32 00198 Roma	Tel: +39 06 324751 Fax: +39 06 32475504 ey.com

Independent auditors' report on the consolidated disclosure of non- financial information in accordance with article 3, par. 10, of Legislative Decree December 30, 2016, n. 254 and with article 5 of Consob Regulation adopted with Resolution 20267

(Translation from the original Italian text)

To the Board of Directors of
Eni S.p.A.

We have performed a limited assurance engagement pursuant to article 3, paragraph 10, of Legislative Decree December 30, 2016, n. 254 (hereinafter "Decree") and article 5 of Consob Regulation adopted with Resolution 20267, on the consolidated disclosure of non-financial information of Eni S.p.A. and its subsidiaries (hereinafter the "Group") for the year ended on December 31, 2017 in accordance with article 4 of the Decree, presented in the specific section of the Management Report and approved by the Board of Directors on March 15, 2018 (hereinafter "DNF").

Responsibilities of Directors and Board of Statutory Auditors for the DNF

The Directors are responsible for the preparation of the DNF in accordance with the requirements of articles 3 and 4 of the Decree and the "Global Reporting Initiative Sustainability Reporting Standards" defined in 2016 by GRI - Global Reporting Initiative ("GRI Standards"), identified by them as a reporting standard.

The Directors are also responsible, within the terms provided by law, for that part of internal control that they consider necessary in order to allow the preparation of the DNF that is free from material misstatements caused by fraud or non-intentional behaviors or events.

The Directors are also responsible for identifying the contents of the DNF within the matters mentioned in article 3, par. 1, of the Decree, considering the business and the characteristics of the Group and to the extent deemed necessary to ensure the understanding of the Group's business, its performance, its results and its impact.

The Directors are also responsible for defining the Group's management and organization business model, as well as with reference to the matters identified and reported in the DNF, for the policies applied by the Group and for identifying and managing the risks generated or incurred by the Group.

The Board of Statutory Auditors is responsible, within the terms provided by the law, for overseeing the compliance with the requirements of the Decree.

Auditors' independence and quality control

We are independent in accordance with the ethics and independence principles of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants,

EY S.p.A.

Sede Legale: Via Po, 32 - 00198 Roma

Capitale Sociale deliberato Euro 3.250.000.00, sottoscritto e versato Euro 3.100.000.00 i.v.

Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma

Codice fiscale e numero di iscrizione 00434000584 - numero R.E.A. 250904

P.IVA 00891231003

Iscritta al Registro Revison Legali al n. 70945 Pubblicato sulla G.U. Suppl. 13 - IV Sere Speciale del 17/2/1998

Iscritta all’ Albo Speciale delle società di revisione

Consob al progressivo n. 2 delibera n.10831 del 16/7/1997

A member firm of Ernst & Young Global Limited

112

based on fundamental principles of integrity, objectivity, professional competence and diligence, confidentiality and professional behavior. Our audit firm applies the International Standard on Quality Control (ISQC Italia 1) and, as a result, maintains a quality control system that includes documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable laws and regulations.

Auditors' responsibility

It is our responsibility to express, on the basis of the procedures performed, a conclusion about the compliance of the DNF with the requirements of the Decree and of the GRI Standards. Our work has been performed in accordance with the principle of "International Standard on Assurance Engagements ISAE 3000 (Revised) - Assurance Engagements Other than Audits or Reviews of Historical Financial Information" (hereinafter "ISAE 3000 Revised"), issued by the International Auditing and Assurance Standards Board (IAASB) for limited assurance engagements. This standard requires the planning and execution of work in order to obtain a limited assurance that the DNF is free from material misstatements. Therefore, the extent of work performed in our examination was lower than that required for a full examination according to the ISAE 3000 Revised ("reasonable assurance engagement”) and, hence, it does not provide assurance that we have become aware of all significant matters and events that would be identified during a reasonable assurance engagement.

The procedures performed on the DNF were based on our professional judgment and included inquiries, primarily with company's personnel responsible for the preparation of the information included in the DNF, documents analysis, recalculations and other procedures in order to obtain evidences considered appropriate.

In particular, we have performed the following procedures:

1.	analysis of the relevant topics in relation to the activities and characteristics of the Group reported in the DNF, in order to assess the reasonableness of the selection process applied in accordance with the provisions of article 3 of the Decree and considering the reporting standard applied;

2.	analysis and evaluation of the criteria for identifying the consolidation area, in order to evaluate its compliance with the provisions of the Decree;

3.	comparison of the economic and financial data and information included in the DNF with those included in the Eni Group's consolidated financial statements for the year ended on December 31, 2017;

4.	understanding of the following aspects:

o	group's management and organization business model, with reference to the management of the topics indicated in article 3 of the Decree;
o	policies adopted by the Group related to the matters indicated in art. 3 of the Decree, results achieved and related key performance indicators;
o	main risks, generated or suffered related to the matters indicated in the article 3 of the Decree.

With regards to these aspects, we obtained the documentation supporting the information contained in the DNF and performed the procedures described in item 5. a) below.

5.	understanding of the processes that lead to the generation, detection and management of significant qualitative and quantitative information included in the DNF.

2

113

In particular, we have conducted interviews and discussions with the management of Eni S.p.A. and with the personnel of Eni Congo SA, Eni Muara Bakau BV, Syndial S.p.A. and Versalis S.p.A. and we have performed limited documentary evidence procedures, in order to collect information about the processes and procedures that support the collection, aggregation, processing and transmission of non-financial data and information to the management responsible for the preparation of the DNF.

Furthermore, for significant information, considering the Group activities and characteristics:

-	at Group level

a)	with reference to the qualitative information included in the DNF, and in particular to the business model, policies implemented and main risks, we carried out inquiries and acquired supporting documentation to verify its consistency with the available evidence;

b)	with reference to quantitative information, we have performed both analytical procedures and limited assurance procedures to ascertain on a sample basis the correct aggregation of data.

-	for Eni S.p.A. (Porto Marghera refinery), versalis S.p.A. and Syndial S.p.A. (Porto Marghera production site), Eni Congo SA (Litchendjili Onshore production site) and Eni Muara Bakau BV (Jangkrik offshore production site), that we have selected based on their activities, relevance to the consolidated performance indicators and locations, we have carried out site visits during which we have had discussions with management and have obtained evidence about the appropriate application of the procedures and the calculation methods used to determine the indicators.

Conclusion

Based on the procedures performed, nothing has come to our attention that causes us to believe that the DNF of the Eni Group for the year ended on December 31, 2017 has not been prepared, in all material aspects, in accordance with the requirements of articles 3 and 4 of the Decree and the GRI Standards.

Other Information

The Group has prepared the document "Eni For” for the years ended December 31, 2015 and 2016; such data are presented for comparative purposes in the DNF. This document has been subject to voluntary limited assurance procedures in accordance with ISAE 3000 byus, on which we have expressed an unqualified conclusion.

Rome, April 6, 2018

EY S.p.A.

Signed by: Riccardo Rossi, Partner

This report has been translated into the English language solely for the convenience of international readers.

3

114	OTHER INFORMATION	Eni Integrated Annual Report 2017

OTHER INFORMATION

Consob proceeding on Saipem

Eni retains a 31% interest in Saipem which is jointly controlled with another shareholder. On March 5, 2018, the Italian market regulator – Consob – made a claim against Saipem stating that the entity consolidated and separate financial statements for the year 2016 did not comply with applicable accounting rules. In the 2016 report Saipem recorded impairment losses at its property, plants and equipment of €2,118 million and an allowance for doubtful accounts of €171 million. Consob is claiming that part of those impairment losses amounting to €1.3 billion and €0.1 billion of charges related to inventories and deferred tax assets should have been accrued in the financial year ending December 31, 2015. Consob is also claiming that the methodology utilized by Saipem to assess the discount rate of the future cash flows associated with the tangible assets is not fully compliant with generally accepted accounting principles. Particularly Consob has objected to utilization of a single rate applicable to all of Saipem’s business units, without differentiating to factor in different risks of the trading environment of each of Saipem’s business units. Saipem has expressed in a press release that it disagrees with the conclusions of Consob; however, it has committed to disclosing pro-forma statements of the financial position and of the profit and loss as at Dicember 31, 2016 including comparative data to account for the comments of Consob. On March 6, 2018, Saipem publicly disclosed that its Board of Directors resolved to file an appeal against Consob decision before the relevant judicial authorities.

As it is fully disclosed in Eni’s annual report for the year 2015, on October 27, 2015 Eni and an Italian state-owned venture agreed to the divestiture of a 12.503% stake held in Saipem by Eni and the establishment of a shareholder pact whereby Eni lost the control over the investee and as a result a joint control of the entities was established over the target investee. Therefore, when the transactions closed on January 22, 2016, Saipem and its subsidiaries were derecognized from Eni’s consolidated accounts and the retained investment was classified as an investment in a joint-venture accounted under the equity method. Effective November 1, 2015 Saipem was classified in Eni’s consolidated financial statements as a discontinued operations and accounted in accordance to IFRS 5 which establishes the interruption of the amortization process and the evaluation of the disposal group at the lower of its carrying amount and the fair value given by the market value, because the recoverability of the disposal group occurs through a sale instead of its continuative use. On that date, the fair value of the disposal group was higher than its carrying amount. In the Annual Report 2015, as part of the closing the book procedures, the interest in Saipem was aligned to its fair value which was lower than the carrying amount due to a downtrend in the market price of Saipem, thus recognizing in Eni’s consolidated accounts an impairment loss of €393 million (€173 million pertaining to Eni’s shareholders). On January 22, 2016, when Eni lost its exclusive control over the investee due to the efficacy of the shareholders’ pact and the joint control over Saipem was established, Eni aligned again the retained interest in the entity to its fair value recording an impairment loss of €441 million in accordance to the provisions of IFRS 10. This fair value became the inception value for the subsequent accounting of the retained investment under the equity method. As of June 30, 2016 the carrying amount of Saipem investment in Eni’s books was significantly lower than the corresponding fraction of the net assets of the investee. This difference was absorbed at the closing of the financial year 2016. Conclusively, pending the evolution of the litigation between Saipem and Consob, management believes that the accounting of the Saipem investment in Eni’s consolidated financial statements in the target reporting periods was primarily based on measurements at fair value obtained by observing market prices1.

Acceptance of Italian responsible payments code

Coherently with Eni’s policy on transparency and accuracy in managing its suppliers, Eni SpA adhered to the Italian responsible payments code established by Assolombarda in 2014. During the year, payments to Eni’s suppliers were made within 56 days, in line with contractual provisions.

Article No. 15 (former Article No. 36) of Italian regulatory exchanges (Consob Resolution No. 20249 published on December 28, 2017).

Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries.

Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU countries, also having a material impact on the consolidated financial statements of the parent company.

Regarding the aforementioned provisions, the Company discloses that:

-	as of December 31, 2017, ten of Eni’s subsidiaries: Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc, Eni Canada Holding Ltd, Eni Turkmenistan Ltd and Eni Ghana Exploration and Production Ltd - fall within the scope of the new continuing listing standards.
-	the Company has already adopted adequate procedures to ensure full compliance with the new regulations.

Branches

In accordance with Article No. 2428 of the Italian Civil Code, it is hereby stated that Eni has the following branches:

San Donato Milanese (MI) - Via Emilia, 1;

San Donato Milanese (MI) - Piazza Vanoni, 1.

Subsequent events

Subsequent business developments are described in the operating review of each of Eni’s business segments.

(1) In the parent company Eni SpA financial statement, Eni’s interest in Saipem is valued at cost. Both, on December 31, 2015 and at the date of the loss of control, Saipem book value was lower than the fair value.

Eni Integrated Annual Report 2017	GLOSSARY	115

GLOSSARY

The glossary of oil and gas terms is available on Eni’s web page at the address eni.com. Below is a selection of the most frequently used terms.

|	Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.
|	Barrel/BBL Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tonnes.
|	Boe (Barrel of Oil Equivalent) Is used as a standard unit measure for oil and natural gas. From July 1, 2012, Eni has updated the conversion rate of gas to 5,492 cubic feet of gas equals 1 barrel of oil (it was 5,550 cubic feet of gas per barrel in previous reporting periods).
|	Conversion Refinery process allowing the transformation of heavy fractions into lighter fractions. Conversion processes are cracking, visbreaking, coking, the gasification of refinery residues, etc. The ration of overall treatment capacity of these plants and that of primary crude fractioning plants is the conversion rate of a refinery. Flexible refineries have higher rates and higher profitability.
|	Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return, to a certain degree, to their original shape, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubber (SBR), ethylenepropylene rubber (EPR), thermoplastic rubber (TPR) and nitrylic rubber (NBR).
|	Emissions of NOx (Nitrogen Oxides) Total direct emissions of nitrogen oxides deriving from combustion processes in air. They include NOx emissions from flaring activities, sulphur recovery processes, FCC regeneration, etc. They include NO and NO2 emissions and exclude N2O emissions.
|	Emissions of SOx (Sulphur Oxides) Total direct emissions of sulfur oxides including SO2 and SO3 emissions. Main sources are combustion plants, diesel engines (including maritime engines), gas flaring (if the gas contains H2S), sulphur recovery processes, FCC regeneration, etc.
|	Enhanced recovery Techniques used to increase or stretch over time the production of wells.
|	Green House Gases (GHG) Gases in the atmosphere, transparent to solar radiation, can consistently trap infrared radiation emitted by the earth’s surface, atmosphere and clouds.

The six relevant greenhouse gases covered by the Kyoto Protocol are carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulfur hexafluoride (SF6).

GHGs absorb and emit radiation at specific wavelengths within the range of infrared radiation determining the so called greenhouse phenomenon and the related increase of earth’s average temperature.

|	Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

|	LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.
|	LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.
|	Mineral Potential (Potentially recoverable hydrocarbon volumes) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.
|	Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.
|	Oil spills Discharge of oil or oil products from refining or oil waste occurring in the normal course of operations (when accidental) or deriving from actions intended to hinder operations of business units or from sabotage by organized groups (when due to sabotage or terrorism).
|	Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.
|	Over/underlifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary over/underlifting situations.
|	Production Sharing Agreement (PSA) Contract in use in African, Middle Eastern, Far Eastern and Latin American countries, among others, regulating relationships between states and oil companies with regard to the exploration and production of hydrocarbons. The mineral right is awarded to the national oil company jointly with the foreign oil company that has an exclusive right to perform exploration, development and production activities and can enter into agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources.

Exploration risks are borne by the contractor and production is divided into two portions: “cost oil” is used to recover costs borne by the contractor and “profit oil” is divided between the contractor and the national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions of these contracts may vary from country to country.

116	GLOSSARY	Eni Integrated Annual Report 2017

|	Proved reserves Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from know reservoirs, and under existing economic conditions. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
|	Reserves Quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project. Reserves can be: (i) developed reserves quantities of oil and gas anticipated to be through installed extraction equipment and infrastructure operational at the time of the reserves estimate; (ii) undeveloped reserves: oil and gas expected to be recovered from new wells, facilities and operating methods.
|	Ship-or-pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

|	Take-or-pay Clause included in natural gas purchase contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.
|

Upstream/downstream The term upstream refers to all hydrocarbon exploration and production activities.

The term mid-downstream includes all activities inherent to oil industry subsequent to exploration and production.

Process crude oil and oil-based feedstock for the production of fuels, lubricants and chemicals, as well as the supply, trading and transportation of energy commodities. It also includes the marketing business of refined and chemicals products.

|	Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. They do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.
|	Workover Intervention on a well for performing significant maintenance and substitution of basic equipment for the collection and transport to the surface of liquids contained in a field.

| Abbreviations

/d	per day	km	kilometers
/y	per year	ktoe	thousand tonnes of oil equivalent
bbbl	billion barrels	ktonnes	thousand tonnes
bbl	barrels	mmbbl	million barrels
bboe	billion barrels of oil equivalent	mmboe	million barrels of oil equivalent
bcf	billion cubic feet	mmcf	million cubic feet
bcm	billion cubic meters	mmcm	million cubic meters
bln liters	billion liters	mmtonnes	million tonnes
bln tonnes	billion tonnes	MTPA	Million Tonnes Per Annum
boe	barrels of oil equivalent	No.	number
cm	cubic meter	NGL	Natural Gas Liquids
GWh	gigawatthour	PCA	Production Concession Agreement
LNG	Liquefied Natural Gas	ppm	parts per million
LPG	Liquefied Petroleum Gas	PSA	Production Sharing Agreement
kbbl	thousand barrels	Tep	Ton of equivalent petroleum
kboe	thousand barrels of oil equivalent	TWh	terawatthour

Eni SpA

Headquarters

Piazzale Enrico Mattei, 1 - Rome - Italy

Capital Stock as of December 31, 2017: € 4,005,358,876.00 fully paid

Tax identification number 00484960588

Branches

Via Emilia, 1 - San Donato Milanese (Milan) - Italy

Piazza Ezio Vanoni, 1 - San Donato Milanese (Milan) - Italy

Publications

Financial Statement pursuant to rule 154-ter paragraph 1 of Legislative Decree No. 58/1998

Integrated Annual Report

Annual Report on Form 20-F for the Securities and Exchange Commission

Fact Book (in Italian and English)

Interim Consolidated Report as of June 30 pursuant to rule 154-ter paragraph 2 of Legislative Decree No. 58/1998

Corporate Governance Report pursuant to rule 123-bis of Legislative Decree No. 58/1998 (in Italian and English)

Remuneration Report pursuant to rule 123-ter of Legislative Decree No. 58/1998 (in Italian and English)

Eni in 2017 - Summary Annual Review (in English)

Eni For 2017 - Sustainability Report (in Italian and English)

Internet home page

www.eni.com

Rome office telephone

+39-0659821

Toll-free number

800940924

e-mail

segreteriasocietaria.azionisti@eni.com

Investor Relations

Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)

Tel. +39-0252051651 - Fax +39-0252031929

e-mail: investor.relations@eni.com

Layout and supervision

K-Change - Rome

Printing

Varigrafica Alto Lazio - Viterbo - Italy

Eni: Shareholders’ meetings approves 2017 Financial Statements and appoints the Independent Auditors of Eni S.p.A. financial statements for the period 2019 – 2027

•	2017 net profit, € 3,58 billion

•	Total dividend per share for 2017 of €0.8

•	Appointment of the auditing firm PricewaterhouseCoopers S.p.A. as Independent Auditors of Eni S.p.A. financial statements for the period 2019 – 2027

•	Remuneration Report assented

Rome, 10 May 2018 – The Ordinary Meeting of Eni’s Shareholders, held today, resolved the following:

•	to approve the financial statements at December 31, 2017 of Eni S.p.A. which report a net profit amounting to 3,586,228,088.804 euro;
•	to allocate the net profit for the period of 3,586,228,088.804 euro, of which 2,145,772,035.60 euro remains following the distribution of the 2017 interim dividend of 0.4 euro per share, resolved by the Board of Directors on September 14, 2017, as follows:
-	the amount of 27,762,774.05 euro to the reserve required by Article 6, paragraph 2 of Legislative Decree No. 38 of February 28, 2005;
-	to Shareholders in the form of a dividend of 0.4 euro per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date, and completing payment of the interim dividend for the financial year 2017 of 0.4 euro per share to the extent of remaining net profit and drawing on the available reserve where necessary. The total dividend per share for financial year 2017 therefore amounts to 0.8 euro per share;
-	the payment of the balance of the 2017 dividend in the amount of 0.4 euro, payable on May 23, 2018, with an ex-dividend date of May 21, 2018 and a record date of May 22, 2018;

-	the available reserve the amount of net profit remaining after the distribution of the proposed dividend;
•	to appoint the auditing firm PricewaterhouseCoopers S.p.A. as Independent Auditors of Eni S.p.A. financial statements for the period 2019 – 2027.

In addition Eni’s Shareholders Meeting resolves in favour of the first section of the Remuneration report pursuant to Article 123-ter of the Legislative Decree 58/98.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad):

+ 80011223456 Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni S.p.A.
Registered Office: Rome, Piazzale Enrico Mattei, 1 – Italy	Available to the public on the
Company Share capital euro 4,005,358,876.00 fully paid up	Financial Times of May 12, 2018
Rome Companies Register – Tax Identification Number 00484960588
VAT Number 00905811006, R.E.A. Rome No. 756453

Ordinary Shareholders’ Meeting Resolutions

Eni S.p.A. Ordinary Shareholders’ Meeting held on May 10, 2018 resolved:

•	to approve the financial statements at December 31, 2017 of Eni S.p.A. which report a net profit amounting to 3,586,228,088.80euro;
•	to allocate the net profit for the period of 3,586,228,088.80 euro, of which 2,145,772,035.60 euro remains following the distribution of the 2017 interim dividend of 0.4 euro per share, resolved by the Board of Directors on September 14, 2017, as follows:
-	the amount of 27,762,774.05 euro to the reserve required by Article 6, paragraph 2 of Legislative Decree No. 38 of February 28, 2005;
-	to Shareholders in the form of a dividend of 0.4 euro per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date, and completing payment of the interim dividend for the financial year 2017 of 0.4 euro per share to the extent of remaining net profit and drawing on the available reserve where necessary. The total dividend per share for financial year 2017 therefore amounts to 0.8 euro per share;
-	the payment of the balance of the 2017 dividend in the amount of 0.4 euro, payable on May 23, 2018, with an ex-dividend date of May 21, 2018 and a record date of May 22, 2018;
-	to the available reserve the amount of net profit remaining after the distribution of the proposed dividend;
•	to appoint the auditing firm PricewaterhouseCoopers S.p.A. as Independent Auditors of Eni S.p.A. financial statements for the period 2019 – 2027.

In addition Eni’s Shareholders Meeting resolves in favour of the first section of the Remuneration report pursuant to Article 123-ter of the Legislative Decree 58/98.

Documents to be distributed

Eni’s Annual Report 2017 (italian edition) including the financial statements of the parent company at December 31, 2017, approved by the Shareholders’ Meeting, the consolidated financial statements at December 31, 2017, including the directors’ report on operations - which included a section on the consolidated non financial statement drafted pursuant to Legislative Decree 254/2016 (transposing Directive 2014/95/EU) - the certification pursuant to article 154-bis, paragraph 5, of Legislative Decree 58⁄1998, the report of the statutory auditors and the report of the external auditors is available at the company’s registered office in Rome, Piazzale Enrico Mattei, 1, at Borsa Italiana S.p.A. (italian stock exchange) and at the centralized storage device authorised by Consob called “1info” – which can be consulted on the website www.1info.it.

The minutes of the Meeting will be available under law provisions.

The Report on corporate governance and shareholding structure and the Remuneration report are also available at Eni S.p.A. registered office, Borsa Italiana S.p.A. (Italian Stock Exchange) and at the centralized storage device authorised by Consob called “1info” – which can be consulted on the website www.1info.it.

The above-mentioned documents are also available free of charge on the Company website (www.eni.com) and may be requested by e-mail at segreteriasocietaria.azionisti@eni.com or by calling the Toll-Free number 800940924 for calls from Italy and 80011223456 for calls from outside Italy, after dialling the international access code.

Payment of Year 2017 final Dividend

Eni S.p.A. Shareholders’ Meeting resolved to pay final dividends on May 23, 2018, coupon No. 30, being the ex-dividend date May 21, 2018 and the record date May 22, 2018. Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

In order to exercise the rights incorporated in the shares owned, Shareholders holding shares not yet in dematerialized form shall first deliver these shares to an authorized intermediary, who will have them dematerialized in the Central Depository System.

The payment of dividends to Beneficial Owners of ADRs, each of them representing two Eni shares, listed on the New York Stock Exchange, will be executed through Citibank N.A.

We are an energy company.

We are working to build a future where everyone can access

energy resources efficiently and sustainably.

Our work is based on passion and innovation, on our unique strengths and skills, on the quality of our people and in recognising

that diversity across all aspects of our operations and organisation is something to be cherished. We believe in the value of long term partnerships with the countries and communities where we operate.

MISSION

Report on payments to governments

2	Introduction

2	Eni’s upstream activity

4	Basis of preparation

8	Report on payments to governments

9	Europe

13	Africa

17	Americas

19	Asia

22	Australia and Oceania

23	Report on payments to governments – Eni SpA

24	Independent limited assurance report

26	Report on payments to governments including information provided on a voluntary basis

Approved by Eni Board of Directors on May 24, 2018

Eni/Report on payments to governments

Introduction

This Report on Payments to Governments made by the parent company Eni SpA, its consolidated subsidiaries and its proportionally-consolidated entities (hereinafter all together referred to as “Eni” or “Eni Group”) for the year 2017 complies with Eni’s reporting obligations required under “Chapter I” of the Italian Legislative Decree N° 139 of August 18, 2015, which enacted Directive 2013/34/EU (the EU Accounting Directive (2013)). The obligation to prepare and publish such a Report on payments is applicable to large undertakings with certain dimensional parameters and to companies listed on regulated markets in the EU, that engage in the exploration, prospection, discovery, development and extraction of minerals, oil, natural gas and other natural resources. In addition to the obligation to report on an individual basis, the regulation requires preparation of a consolidated report, which must include payments made both by the parent company and such subsidiaries that individually engage in the extractive industry. The consolidated report waives the EU-based subsidiaries from the requirement to report on an individual basis. The consolidation scope is defined by the accounting rules applied by the parent company in preparing the statutory consolidated financial statements in accordance with IFRS.

The consolidated report is provided on pages 8-22. The individual report on payments of the parent company Eni SpA is provided on page 23.

This Report is available for download from eni.com, under the section Publications/Annual and Quarterly Reports.

Eni’s upstream activity

Eni engages in oil and natural gas exploration, development and extractive activities in 46 countries, mainly in Italy, Algeria, Angola, Congo, Egypt, Ghana, Iraq, Libya, Mozambique, Nigeria, Norway, Kazakhstan, the United Kingdom, the United States and Venezuela. The upstream activity is Eni’s core business.

The 2017 hydrocarbon production averaged 1,816 kboe/day, while hydrocarbon proved reserves were 7 billion boe as of December 31, 2017. At the reporting date of December 31, 2017, the upstream business represented 84% of Eni Group capital employed and, in 2017, 89% of Eni’s capital expenditure were directed to oil and natural gas exploration and development. In 2017, Eni brought an overall value of €12.55 billion to the host countries where it is presently conducting its upstream operations (see the table published on page 26, which discloses payments reported on a voluntary basis).

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Eni/ Report on payments to governments

Following is a map of Eni’s main countries of upstream operations ranked according to the size of payments:

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Eni/Report on payments to governments

Basis of preparation

Legislation

This Report on Payments to Governments (“Report”) complies with Eni reporting obligations as per “Chapter I” of the Italian Legislative Decree N° 139 of August 18, 2015, which enacted the Directive 2013/34/EU. The Directive requires companies listed on a regulated market in the EU involved in the extractive industry to prepare and publish a report on payments to governments for each financial year, on an individual and/or consolidated basis.

Reporting principles adopted have also considered the official interpretations of the regulation issued by national and international bodies.

Based on this regulatory framework, Eni1 is subject to the obligation to prepare a consolidated report on payments made to governments; the parent company Eni SpA is also subject to an individual reporting obligation.

Applicable rules establish the consolidation scope to be defined by the accounting policies applied by the parent company in preparing the statutory consolidated financial statements in accordance with IFRS. This report also comprises data of Eni’s joint operations that are proportionally-consolidated according to Eni’s working interest in each venture.

Activities within the scope of the Report

This Report discloses cash payments and in-kind payments made to governments that relate to Eni’s activities involving the exploration, prospection, discovery, development and extraction of oil (including condensates) and natural gas. Payments made to governments that relate to refining activities, liquefying of natural gas (LNG) and gas-to-liquids as well as other downstream activities are not disclosed in this Report. For integrated projects without a contractual cut-off point where a value can be attributed to the extractive activities, payments to governments are not conventionally split, but disclosed at 100%.

Government

The term “government” refers to any national, regional or local authority of any Member State of the European Union or Third State (including Ministries, governmental bodies and agencies) as well as any undertakings controlled by the above-mentioned public entity. The definition of control is that provided in Directive 2013/34/EU, which identifies control with the obligation of including the accounts of the controlled entity in the consolidated financial statements of the controlling entity2.

1 The provisions of Legislative Decree N° 25 of February 15, 2016, which transposes Directive 2013/50/EU (the so-called Transparency II Directive) into Italian Law, are applied to undertakings based in Italy and listed on the stock market, active in the above-mentioned sectors, whose securities are admitted to trading on a regulated market. Such undertakings are required to prepare, on an annual basis, a Report on payments made to governments in compliance with the provisions of the Directive 2013/34/EU.

2 The notion of control provided in the Art. 22 of the Directive is substantially in line with the one adopted by IFRS. Therefore, the provision refers to the notion of control which would trigger the inclusion of the accounts of the controlled entity in the consolidated accounts of the governmental controlling entity should the latter be required to prepare consolidated financial statements.

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Eni/ Report on payments to governments

Reporting principles

This report discloses cash payments and in-kind payments made to governments by the parent company Eni SpA, its consolidated subsidiaries and proportionally-consolidated entities in accordance with IFRS. Payment means an amount paid, whether in cash or in-kind, for the activities in scope of the regulations. Payments made by cash are reported in the period in which they are paid. Payments made in kind based on the underlying production delivery (production entitlements, tax oil and royalties where applicable) are reported on an accrual basis. In-kind payments are converted to an equivalent cash value based on the most appropriate and relevant valuation method for each payment, which generally corresponds to market value as stated in the relevant contract. In-kind payments are reported in both volumes and the equivalent cash value.

The report comprises direct payments made by Eni to governments arising from petroleum projects in which Eni or the Group companies partecipated. Payments made to governments in relation to oil activities conducted through unincorporated joint ventures3 are disclosed in this Report if and to the extent that, the amounts are paid directly by Eni. This is the case when Eni is the operator4 of the unincorporated joint venture; in this case payment amounts are reported in full, even where Eni as operator of a project is proportionally reimbursed by its non-operating venture partners through a partner billing process (cash-call). When Eni is a non-operating partner, payments are disclosed only when Eni has a direct payment obligation towards any governments.

Payments made by incorporated joint ventures5 are not disclosed in this Report, because Eni does not control these entities.

Project definition

Payments are reported at the project level, except that payments that are not attributable to a specific project are reported at the entity level. Project is defined as operational activities, which are governed by a single contract, license, lease, concession or similar legal agreement, and form the basis for payment liabilities with a government. If such agreements are “substantially interconnected”, those agreements are to be treated as a single project. “Substantially interconnected” means forming a set of operationally and geographically integrated agreements with substantially similar terms that are signed with a government giving rise to payment liabilities. Indicators of integration include, but are not limited to, geographic proximity, the use of shared infrastructure, common operational management, and a shared budget. In this report the integration criteria adopted by Eni include the use of a common infrastructure and in the case of minor projects, geographic proximity.

The disclosure of the payments referred to in this Report reflect the substance of the contracts or the other obligations, that give raise to payments.

Payments

Payments are reported according to the following information in respect of the relevant financial year: i) the full amount paid to each governmental authority; ii) the full amount paid to each government by payment type; iii) the total amount per type of payment made for each project and the total amount of payments for each project.

3 Unincorporated Joint Ventures means two or more entities jointly carrying on the project under contract’s provision, which are not incorporated in a separate vehicle/legal entity.

4 The operator of a petroleum project is the entity that based on contractual arrangements with the counterparties, manages field operations and, in this capacity, is actually making payments to governments including situations where the operator determines and communicates the production entitlement due to each party (i.e. under production sharing contracts).

5 Incorporated Joint Venture means two or more entities jointly carrying on the project through a separate vehicle/legal entity.

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Eni/ Report on payments to governments

The information is reported under the following payment types:

•	Production entitlements

Under Production Sharing Agreements (PSAs) and similar contractual schemes (e.g., service contracts), the host government’s share of production in the reporting period derives from projects operated by Eni. This includes the government’s share as a sovereign entity or through its participation as an equity or interest holder in projects within its sovereign jurisdiction (home country). Production entitlements arising from activities or interests outside of its home country are excluded. First party entitlements are the share of production after hydrocarbons have been produced and allocated to cover costs and investments incurred by Eni for extractive activities. These entitlements are often paid in-kind and are taken at the source. Such production entitlements are reported on an accrual basis. The value of the in-kind payments is calculated based on the market price, determined on the basis of the contractual mechanisms provided in each PSA. When Eni is the joint-venture operator, host government entitlements are reported at 100%. Where the national oil company (NOC) is also an equity partner in the joint venture, their production entitlement is reported in addition to the government’s share of production. The NOC’s entitlement as a partner will include both their share of production as investor return as well as their entitlement for the reimbursement of their costs.

In certain projects, extractive operations that give rise to production entitlements for the government are managed by a separate company (incorporated joint venture) in the capacity as the operator based on the arrangements between Eni and a government, while Eni retains the mineral rights. The operator generally maintains the records that determine the sharing of production between the counterparties. In the process of determining and communicating the production entitlement due to each party, and making the arrangements for the parties to physically receive their entitlements, the operator is effectively making the payment to the government. This Report does not include the whole payment calculated on the basis of the government entitlement because the operator is not controlled by Eni. In these types of contracts, Eni’s payments generally are limited to corporate income taxes calculated on the pre-tax profit pertaining to Eni. Finally, in the case of incorporated joint ventures that are at the same time operator of a petroleum project and holder of the underlying mineral rights, no payment amounts are reported by Eni both because those entities are not controlled by Eni and because these joint ventures are obligated to pay taxes on corporate profits to governments.

•	Taxes

The Report includes taxes levied on income, profits and production coming from exploration and production of minerals, oil, natural gas and other natural resources. Taxes include in-kind volumes due by Eni to local tax authorities within the PSA, which provides that the tax obligations in charge of the second party is settled by the NOC out of production entitlements. The monetary value of those payments is determined using the same method as per the production entitlements. Taxes levied on consumption, personnel, sales, procurement (contractor’s withholding taxes), environmental, property, customs and excise are not reportable under the Regulations.

•	Royalties

These are payments for the rights to extract oil and gas resources, typically a set percentage of revenue or production less any deductions that may be taken.

•	Dividends

These are dividends that are paid in lieu of production entitlements or royalties. For the year ended

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December 31, 2017, there were no reportable amounts under this type. Dividends paid by Eni to a government as an ordinary shareholder are excluded.

•	Signature, discovery and production bonuses

These are often one-off payments to governments for bonuses, e.g. paid upon assignment of exploration permit, or when a commercial discovery is declared or an agreement/contract is signed, or production has commenced or reached a milestone. These payments are usually set by petroleum contracts that are awarded through international bids. Signature, discovery and production bonuses are included in the Report.

•	Licence fees, rental fees, entry fees and other considerations for licences and/or concessions

These are payments set by law or contracts for acquiring a licence for gaining access to an area where exploration, development and production activities are performed. Administrative government fees that are not specifically related to the extractive sector, or to access to extractive resources, are excluded. Also excluded are payments made in return for services provided by a government.

•	Infrastructure improvements

These are payments which relate to the construction or improvement of infrastructure (road, bridge or rail) not substantially dedicated for the use of extractive activities. Payments which are of a social investment in nature, for example building a school or hospital, are excluded. For the year ended December 31, 2017, there were no reportable infrastructure payments to a government.

Materiality

The regulation provides that payments below €100,000 made in the reporting period are not reported, whether made as a single payment or as a series of related payments. Such a disclosure threshold has been applied in this report, and such payments therefore excluded, when cumulative payments were below €100,000 aggregated either by payment type or by each single government.

Reporting currency

Payments are reported in thousand Euros. Payments made in currencies other than Euros are translated at the average exchange rate of the reporting period.

Assurance of the Independent Registered Public Accounting Firm

EY S.p.A. has issued a limited review on this Report in accordance with International Standard on Assurance Engagements (ISAE) 3000.

Information provided on a voluntary basis

In order to achieve greater transparency, Eni is reporting on a voluntary basis and with the prior consent of host Countries’ relevant authorities, the governments’ production entitlements at certain service agreements operated by Eni considering that this type of contracts, which are out of the scope of the rule, are similar to production sharing agreements. The table that includes payments reported on a voluntary basis is published on page 26.

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Eni/Report on payments to governments

Report on payments to governments 2017 of Eni Group

Payments overview 2017							(€ thousand)

Country	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total

Europe
Italy	-	-	113,515	-	2,167	-	115,682
Cyprus	-	-	-	45,500	168	-	45,668
Denmark	-	-	-	-	2,345	-	2,345
Ireland	-	-	-	-	251	-	251
Montenegro	-	-	-	-	374	-	374
Norway	350,288	(21,560)	-	-	6,441	-	335,169
Portugal	-	-	-	-	364	-	364
United Kingdom	-	95,728	-	-	3,257	-	98,985

Africa
Algeria	-	227,532	6,070	122	-	-	233,724
Angola	767,943	359,808	75,336	-	245	-	1,203,332
Congo	109,745	129,477	130,554	-	-	-	369,776
Egypt	-	270,091	-	134,934	-	-	405,025
Ghana	4,219	-	20,997	-	819	-	26,035
Ivory Coast	-	-	-	3,542	-	-	3,542
Kenya	-	-	-	-	344	-	344
Libya	-	1,508,395	182,817	-	-	-	1,691,212
Mozambique	-	300,503	-	-	-	-	300,503
Nigeria	848,384	96,996	114,666	-	35,653	-	1,095,699
Tunisia	98,665	7,767	6,557	-	-	-	112,989

Americas
Ecuador	-	23,220	-	-	-	-	23,220
Mexico	-	-	-	-	553	-	553
Trinidad and Tobago	-	2,978	-	-	-	-	2,978
United States	-	(5,282)	74,906	-	120	-	69,744

Asia
China	-	75	-	-	253	-	328
Indonesia	36,165	17,328	-	-	-	-	53,493
Iraq	-	36,288	-	-	-	-	36,288
Kazakhstan	-	161,154	-	-	-	-	161,154
Myanmar	-	-	-	9,031	-	-	9,031
Pakistan	60,789	291	11,984	-	227	-	73,291
Timor Leste	23,468	11,927	-	-	637	-	36,032
Turkmenistan	78,847	8,467	5,118	-	-	-	92,432

Australia and Oceania
Australia	-	(109)	-	-	856	-	747

Total	2,378,513	3,231,074	742,520	193,129	55,074	-	6,600,310

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Eni/Report on payments to governments

EUROPE

Italy

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total

Val D'Agri	-	-	42,746	-	41	-	42,787

Offshore Adriatic Sea	-	-	39,328	-	1,531	-	40,859

Sicily region	-	-	19,312	-	171	-	19,483

Offshore Ionian Sea	-	-	9,375	-	113	-	9,488

Italy onshore	-	-	2,754	-	311	-	3,065

Total	-	-	113,515	-	2,167	-	115,682

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total

Italian State - Ministero dell'Economia e delle Finanze	-	-	57,496	-	-	-	57,496

Basilicata region	-	-	25,722	-	3	-	25,725

Sicily region	-	-	6,429	-	58	-	6,487

Municipality of Gela	-	-	4,652	-	-	-	4,652

Municipality of Ragusa	-	-	3,553	-	-	-	3,553

CalabriarRegion	-	-	2,883	-	-	-	2,883

Municipality of Viggiano	-	-	2,856	-	-	-	2,856

Emilia Romagna region	-	-	2,440	-	45	-	2,485

Comune di Bronte	-	-	1,739	-	-	-	1,739

Municipality of Troina	-	-	1,586	-	-	-	1,586

State property administration	-	-	-	-	1,257	-	1,257

Puglia region	-	-	873	-	-	-	873

Municipality of Gagliano	-	-	857	-	-	-	857

Municipality of Calvello	-	-	727	-	-	-	727

Port authority of Ravenna	-	-	-	-	585	-	585

Molise region	-	-	361	-	4	-	365

Municipality of Grumento Nova	-	-	312	-	-	-	312

Municipality of Marsico Nuovo	-	-	312	-	-	-	312

Municipality of Ravenna	-	-	106	-	-	-	106

Municipality of Marsicovetere	-	-	104	-	-	-	104

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Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total

Municipality of Montemurro	-	-	104	-	-	-	104

Port authority of Pesaro	-	-	-	-	93	-	93

Port authority of Crotone	-	-	-	-	76	-	76

Municipality of Mazara del Vallo	-	-	67	-	-	-	67

Municipality of Deliceto	-	-	51	-	-	-	51

Municipality of Rotello	-	-	51	-	-	-	51

Municipality of Biccari	-	-	40	-	-	-	40

Municipality of Butera	-	-	32	-	-	-	32

Municipality of Mazzarino	-	-	32	-	-	-	32

Abruzzo region	-	-	23	-	6	-	29

Municipality of Nissoria	-	-	22	-	-	-	22

Municipality of Ragalbuto	-	-	22	-	-	-	22

Municipality of Volturino	-	-	20	-	-	-	20

Municipality of Ascoli Satriano	-	-	17	-	-	-	17

Novara district	-	-	-	-	17	-	17

Municipality of Candela	-	-	15	-	-	-	15

Municipality of Alberona	-	-	9	-	-	-	9

Marche region	-	-	-	-	9	-	9

Reclamation consortium of Romagna	-	-	-	-	5	-	5

Reclamation consortium of Muzza Bassa Lodigiana	-	-	-	-	4	-	4

Municipality of S. Agata di Puglia	-	-	2	-	-	-	2

Reclamation consortium Larinese	-	-	-	-	2	-	2

Lombardia region	-	-	-	-	2	-	2

Reclamation consortium of Moro Sangro Sinello south basin (SOGET SPA)	-	-	-	-	1	-	1

Total	-	-	113,515	-	2,167	-	115,682

Cyprus

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Cyprus exploration projects	-	-	-	45,500	168	-	45,668
Total	-	-	-	45,500	168	-	45,668

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Ministry of Energy, Commerce, Industry and Tourism	-	-	-	45,500	168	-	45,668
Total	-	-	-	45,500	168	-	45,668

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Denmark

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Denmark exploration projects	-	-	-	-	2,345	-	2,345
Total	-	-	-	-	2,345	-	2,345

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Ministry of Mineral Resources	-	-	-	-	2,345	-	2,345
Total	-	-	-	-	2,345	-	2,345

Ireland

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Ireland exploration projects	-	-	-	-	251	-	251
Total	-	-	-	-	251	-	251

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Department of Communications, Energy and Natural Resources	-	-	-	-	251	-	251
Total	-	-	-	-	251	-	251

Montenegro

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Montenegro exploration projects	-	-	-	-	374	-	374
Total	-	-	-	-	374	-	374

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Hydrocarbon Directorate	-	-	-	-	374	-	374
Total	-	-	-	-	374	-	374

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Norway

Payments per project
(in EUR thousand)	Production Entitlement		Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Barents Sea - Goliat	248,046	[A]	-	-	-	2,336	-	250,382
Norwegian Sea - Marulk	102,242	[B]	-	-	-	529	-	102,771
North Sea - other projects	-		-	-	-	1,866	-	1,866
Barents Sea - other projects	-		-	-	-	1,710	-	1,710
Payments not attributable to projects	-		(21,560)	-	-	-	-	(21,560)
Total	350,288		(21,560)	-	-	6,441	-	335,169

Payments per government
(in EUR thousand)	Production Entitlement		Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Statoil	350,288	[C]	-	-	-	-	-	350,288
The Norwegian Petroleum Directorate	-		-	-	-	6,441	-	6,441
Municipal tax - office in Sandnes	-		1,780	-	-	-	-	1,780
The Norwegian Tax Administration	-		(23,340)	-	-	-	-	(23,340)
Total	350,288		(21,560)	-	-	6,441	-	335,169

[A] includes 5,557 KBOE paid in kind

[B] includes 3,953 KBOE paid in kind

[C] includes 9,510 KBOE paid in kind

Portugal

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Portugal exploration projects	-	-	-	-	364	-	364
Total	-	-	-	-	364	-	364

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Ministério do Ambiente, Ordenamento do Territòrio e Energia - DGEG	-	-	-	-	364	-	364
Total	-	-	-	-	364	-	364

United Kingdom

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Payments not attributable to projects	-	95,728	-	-	804	-	96,532
United Kingdom exploration projects	-	-	-	-	2,453	-	2,453
Total	-	95,728	-	-	3,257	-	98,985

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Eni/ Report on payments to governments

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
HM Revenue & Customs	-	95,728	-	-	-	-	95,728
Department of Energy and Climate change	-	-	-	-	2,570	-	2,570
The Crown Estate	-	-	-	-	687	-	687
Total	-	95,728	-	-	3,257	-	98,985

AFRICA

Algeria

Payments per project
(in EUR thousand)	Production Entitlement	Taxes		Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Blocks 401a/402a, 403a e 403d	-	166,734	[A]	-	-	-	-	166,734
Block 403	-	41,942	[B]	4,228	122	-	-	46,292
Rom North	-	14,968		1,842	-	-	-	16,810
Block 405b	-	3,888	[C]	-	-	-	-	3,888
Total	-	227,532		6,070	122	-	-	233,724

Payments per government
(in EUR thousand)	Production Entitlement	Taxes		Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Sonatrac	-	221,080	[D]	6,070	122	-	-	227,272
Direction Des Grandes Entreprises	-	6,452		-	-	-	-	6,452
Total	-	227,532		6,070	122	-	-	233,724

[A] includes 3,412 KBOE paid in kind	[C] includes 89 KBOE paid in kind
[B] includes 874 KBOE paid in kind	[D] includes 4,375 KBOE paid in kind

Angola

Payments per project
(in EUR thousand)	Production Entitlement		Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Block 15/06	767,943	[A]	102,033	-	-	245	-	870,221
Block 15	-		130,609	-	-	-	-	130,609
Block 0	-		40,940	75,336	-	-	-	116,276
Block 14	-		44,235	-	-	-	-	44,235
Block 3	-		41,991	-	-	-	-	41,991
Total	767,943		359,808	75,336	-	245	-	1,203,332

Payments per government
(in EUR thousand)	Production Entitlement		Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Sonangol P&P	615,304	[B]	-	-	-	-	-	615,304
Ministério das Finanças	-		356,329	75,336	-	245	-	431,910
Sonangol EP	152,639	[C]	-	-	-	-	-	152,639
Ministry of Petroleum	-		3,479	-	-	-	-	3,479
Total	767,943		359,808	75,336	-	245	-	1,203,332

[A] includes 16,092 KBOE paid in kind	[B] includes 12,950 KBOE paid in kind	[C] includes 3,142 KBOE paid in kind

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Congo

Payments per project
(in EUR thousand)	Production Entitlement		Taxes		Royalties		Bonuses	Fees	Infrastructure Improvements	Total
MARINE XII	31,299	[A]	18,901	[I]	31,787	[S]	-	-	-	81,987
MBOUNDI	12,283	[B]	28,416	[J]	24,361	[T]	-	-	-	65,060
LOANGO II	19,377	[C]	9,528	[K]	19,988	[U]	-	-	-	48,893
MWAFI II	13,372	[D]	15,436	[L]	8,596	[V]	-	-	-	37,404
Ikalou II	-		22,677	[M]	12,527	[W]	-	-	-	35,204
ZATCHI II	14,863	[E]	6,494	[N]	13,395	[Y]	-	-	-	34,752
MARINE X	-	-	15,122	[O]	8,612	[Z]	-	-	-	23,734
KITINA II	9,364	[F]	2,034	[P]	4,215	[AA]	-	-	-	15,613
FOUKANDA II	4,499	[G]	5,361	[Q]	2,927	[AB]	-	-	-	12,787
Other projects	4,688	[H]	5,508	[R]	4,146	[AC]	-	-	-	14,342
Total	109,745		129,477		130,554		-	-	-	369,776

Payments per government
(in EUR thousand)	Production Entitlement		Taxes		Royalties		Bonuses	Fees	Infrastructure Improvements	Total
Republique du Congo	21,975	[AD]	129,477	[AF]	130,554	[AG]	-	-	-	282,006
Société Nationale des Pétroles du Congo	87,770	[AE]	-		-		-	-	-	87,770
Total	109,745		129,477		130,554		-	-	-	369,776

[A] includes 898 KBOE paid in kind	[L] includes 314 KBOE paid in kind	[W] includes 261 KBOE paid in kind
[B] includes 255 KBOE paid in kind	[M] includes 455 KBOE paid in kind	[Y] includes 279 KBOE paid in kind
[C] includes 403 KBOE paid in kind	[N] includes 125 KBOE paid in kind	[Z] includes 179 KBOE paid in kind
[D] includes 278 KBOE paid in kind	[O] includes 314 KBOE paid in kind	[AA] includes 88 KBOE paid in kind
[E] includes 309 KBOE paid in kind	[P] includes 39 KBOE paid in kind	[AB] includes 61 KBOE paid in kind
[F] includes 195 KBOE paid in kind	[Q] includes 109 KBOE paid in kind	[AC] includes 86 KBOE paid in kind
[G] includes 93 KBOE paid in kind	[R] includes 63 KBOE paid in kind	[AD] includes 474 KBOE paid in kind
[H] includes 98 KBOE paid in kind	[S] includes 912 KBOE paid in kind	[AE] includes 2.055 KBOE paid in kind
[I] includes 446 KBOE paid in kind	[T] includes 507 KBOE paid in kind	[AF] includes 2.609 KBOE paid in kind
[J] includes 557 KBOE paid in kind	[U] includes 416 KBOE paid in kind	[AG] includes 2.968 KBOE paid in kind
[K] includes 187 KBOE paid in kind	[V] includes 179 KBOE paid in kind

Egypt

Payments per project
(in EUR thousand)	Production Entitlement	Taxes		Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Nidoco	-	159,599	[A]	-	-	-	-	159,599
Shorouk	-	-		-	134,934	-	-	134,934
Sinai	-	34,221	[B]	-	-	-	-	34,221
Meleiha	-	25,133	[C]	-	-	-	-	25,133
Port Said	-	21,670	[D]	-	-	-	-	21,670
Ras ElBarr	-	14,144	[E]	-	-	-	-	14,144
Baltim	-	9,777	[F]	-	-	-	-	9,777
Western Desert - other projects	-	3,279	[G]	-	-	-	-	3,279
Gulf of Suez - other projects	-	2,268	[H]	-	-	-	-	2,268
Total	-	270,091		-	134,934	-	-	405,025

Payments per government
(in EUR thousand)	Production Entitlement	Taxes		Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Egyptian Tax Authority	-	270,091	[I]	-	-	-	-	270,091
EGAS	-	-		-	134,934	-	-	134,934
Total	-	270,091		-	134,934	-	-	405,025

[A] includes 6,825 KBOE paid in kind	[F] includes 485 KBOE paid in kind
[B] includes 836 KBOE paid in kind	[G] includes 78 KBOE paid in kind
[C] includes 709 KBOE paid in kind	[H] includes 51 KBOE paid in kind
[D] includes 1,255 KBOE paid in kind	[I] includes 11,064 KBOE paid in kind
[E] includes 825 KBOE paid in kind

14

Eni/ Report on payments to governments

Ghana

Payments per project
(in EUR thousand)	Production Entitlement		Taxes	Royalties		Bonuses	Fees	Infrastructure Improvements	Total
Offshore Cape Three Point	4,219	[A]	-	20,997	[B]	-	666	-	25,882
Ghana exploration projects	-		-	-		-	86	-	86
Payments not attributable to projects	-		-	-		-	67	-	67
Total	4,219		-	20,997		-	819	-	26,035

Payments per government
(in EUR thousand)	Production Entitlement		Taxes	Royalties		Bonuses	Fees	Infrastructure Improvements	Total
Revenue Authority	-		-	20,997	[B]	-	126	-	21,123
Ghana National Petroleum Corporation	4,219	[A]	-	-		-	-	-	4,219
Environmental Protection Agency	-		-	-		-	406	-	406
Maritime Authority	-		-	-		-	215	-	215
Petroleum Commission	-		-	-		-	64	-	64
Nuclear Authority	-		-	-		-	5	-	5
Ahanta West District Assembly	-		-	-		-	3	-	3
Total	4,219		-	20,997		-	819	-	26,035

[A] includes 82 KBOE paid in kind
[B] includes 409 KBOE paid in kind

Ivory Coast

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Ivory Coast exploration projects	-	-	-	3,542	-	-	3,542
Total	-	-	-	3,542	-	-	3,542

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Receveur des grandes entreprises	-	-	-	3,542	-	-	3,542
Total	-	-	-	3,542	-	-	3,542

Kenya

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Kenya exploration projects	-	-	-	-	344	-	344
Total	-	-	-	-	344	-	344

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Ministry of Energy and Petroleum	-	-	-	-	344	-	344
Total	-	-	-	-	344	-	344

15

Eni/ Report on payments to governments

Libya

Payments per project
(in EUR thousand)	Production Entitlement	Taxes		Royalties		Bonuses	Fees	Infrastructure Improvements	Total
Mellitah Complex	-	1,406,957	[A]	170,662	[C]	-	-	-	1,577,619
Area B	-	101,438	[B]	12,155	[D]	-	-	-	113,593
Total	-	1,508,395		182,817		-	-	-	1,691,212

Payments per government
(in EUR thousand)	Production Entitlement	Taxes		Royalties		Bonuses	Fees	Infrastructure Improvements	Total
National Oil Corporation	-	1,508,395	[E]	182,817	[F]	-	-	-	1,691,212
Total	-	1,508,395		182,817		-	-	-	1,691,212

[A] includes 46,456 KBOE paid in kind	[D] includes 227 KBOE paid in kind
[B] includes 2,046 KBOE paid in kind	[E] includes 48,502 KBOE paid in kind
[C] includes 5,587 KBOE paid in kind	[F] includes 5,814 KBOE paid in kind

Mozambique

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Payments not attributable to projects	-	300,503	-	-	-	-	300,503
Total	-	300,503	-	-	-	-	300,503

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Mozambican Revenue Authority	-	300,503	-	-	-	-	300,503
Total	-	300,503	-	-	-	-	300,503

Nigeria

Payments per project
(in EUR thousand)	Production Entitlement		Taxes		Royalties		Bonuses	Fees	Infrastructure Improvements	Total
NAOC JV (Land/swamp areas)	844,878	[A]	-		53,142		-	24,810	-	922,830
Nigeria Offshore (OML 116)	-		22,986	[C]	13,374	[D]	-	1,960	-	38,320
Nigeria Deep Offshore (OML125)	3,506	[B]	2,448		19,228	[E]	-	8,432	-	33,614
SPDC JV	-		-		28,922		-	-	-	28,922
Nigeria Deep Offshore (OPL245)	-		-		-		-	451	-	451
Payments not attributable to projects	-		71,562		-		-	-	-	71,562
Total	848,384		96,996		114,666		-	35,653	-	1,095,699

Payments per government
(in EUR thousand)	Production Entitlement		Taxes		Royalties		Bonuses	Fees	Infrastructure Improvements	Total
Nigerian National Petroleum Corporation	848,384	[F]	21,643	[C]	32,602	[G]	-	-	-	902,629
Department of Petroleum Resources	-		-		82,064		-	132	-	82,196
Federal Inland Revenue Service	-		75,353		-		-	-	-	75,353
Niger Delta Development Commission	-		-		-		-	35,521	-	35,521
Total	848,384		96,996		114,666		-	35,653	-	1,095,699

[A] includes 39,568 KBOE paid in kind	[E] includes 397 KBOE paid in kind
[B] includes 72 KBOE paid in kind	[F] includes 39,640 KBOE paid in kind
[C] includes 445 KBOE paid in kind	[G] includes 672 KBOE paid in kind
[D] includes 275 KBOE paid in kind

16

Eni/ Report on payments to governments

Tunisia

Payments per project
(in EUR thousand)	Production Entitlement		Taxes	Royalties		Bonuses	Fees	Infrastructure Improvements	Total
ADAM	52,489	[A]	-	1,548	[D]	-	-	-	54,037
Tunisia North (Baraka + Maamoura + Mahres)	27,885	[B]	-	959	[E]	-	-	-	28,844
Tunisia South (Djebel Grouz + Oued Zar + MLD)	18,291	[C]	-	4,050	[F]	-	-	-	22,341
Payments not attributable to projects	-		7,767	-		-	-	-	7,767
Total	98,665		7,767	6,557		-	-	-	112,989

Payments per government
(in EUR thousand)	Production Entitlement		Taxes	Royalties		Bonuses	Fees	Infrastructure Improvements	Total
Entreprise Tunisienne d'Activités Pétrolières	98,666	[G]	-	6,556	[H]	-	-	-	105,222
Recette des finances	-		7,767	-		-	-	-	7,767
Total	98,666		7,767	6,556		-	-	-	112,989

[A] includes 1,366 KBOE paid in kind
[B] includes 690 KBOE paid in kind
[C] includes 430 KBOE paid in kind
[D] includes 32 KBOE paid in kind
[E] includes 21 KBOE paid in kind
[F] includes 82 KBOE paid in kind
[G] includes 2,486 KBOE paid in kind
[H] includes 135 KBOE paid in kind

AMERICAS

Ecuador

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Payments not attributable to projects	-	23,220	-	-	-	-	23,220
Total	-	23,220	-	-	-	-	23,220

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Servicio de Rentas Internas	-	16,236	-	-	-	-	16,236
Banco Central del Ecuador	-	6,006	-	-	-	-	6,006
Ministerio de Hidrocarburos	-	978	-	-	-	-	978
Total	-	23,220	-	-	-	-	23,220

Mexico

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Mexico exploration projects	-	-	-	-	553	-	553
Total	-	-	-	-	553	-	553

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Secretaria de Hacienda y Credito Publico	-	-	-	-	310	-	310
Fondo mexicano del Petroleo	-	-	-	-	243	-	243
Total	-	-	-	-	553	-	553

17

Eni/ Report on payments to governments

Trinidad and Tobago

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
TOBAGO BASIN	-	2,978	-	-	-	-	2,978
Total	-	2,978	-	-	-	-	2,978

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Ministry of Finance, Board of Inland revenue	-	2,978	-	-	-	-	2,978
Total	-	2,978	-	-	-	-	2,978

United States

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Alaska - Beaufort Sea	-	(4,115)	43,714	-	120	-	39,719
Gulf of Mexico	-	-	31,192	-	-	-	31,192
Payments not attributable to projects	-	(1,167)	-	-	-	-	(1,167)
Total	-	(5,282)	74,906	-	120	-	69,744

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
State of Alaska Department of Natural Resources	-	-	43,714	-	97	-	43,811
Office of Natural Resources Revenue (US)	-	-	31,192	-	-	-	31,192
State of Alaska Department of Environmental Conservation	-	-	-	-	23	-	23
State of New York	-	(1,167)	-	-	-	-	(1,167)
State of Alaska	-	(4,115)	-	-	-	-	(4,115)
Total	-	(5,282)	74,906	-	120	-	69,744

18

Eni/Report on payments to governments

ASIA

China

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
China exploration projects	-	-	-	-	253	-	253
Payments not attributable to projects	-	75	-	-	-	-	75
Total	-	75	-	-	253	-	328

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
China National Offshore Oil Company Zhanjiang Branch	-	-	-	-	253	-	253
GuangZhou Offshore Oil Tax Bureau	-	75	-	-	-	-	75
Total	-	75	-	-	253	-	328

Indonesia

Payments per project
(in EUR thousand)	Production Entitlement		Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Jangkrik	36,165	[A]	-	-	-	-	-	36,165
Payments not attributable to projects	-		17,328	-	-	-	-	17,328
Total	36,165		17,328	-	-	-	-	53,493

Payments per government
(in EUR thousand)	Production Entitlement		Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
PT Saka Energi Muara Bakau	18,990	[B]	-	-	-	-	-	18,990
State Treasury, Ministry of Finance of Replubic of Indonesia	-		17,328	-	-	-	-	17,328
SKKMIGAS (Satuan Kerja Khusus Pelaksana Kegiatan Hulu Migas)	17,175	[C]	-	-	-	-	-	17,175
Total	36,165		17,328	-	-	-	-	53,493

[A] includes 85 KBOE paid in kind
[B] includes 59 KBOE paid in kind
[C] includes 26 KBOE paid in kind

Iraq

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Zubair	-	36,288	-	-	-	-	36,288
Total	-	36,288	-	-	-	-	36,288

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
General Commission for Taxes	-	36,288	-	-	-	-	36,288
Total	-	36,288	-	-	-	-	36,288

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Eni/Report on payments to governments

Kazakhstan

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Karachaganak	-	161,154	-	-	-	-	161,154
Total	-	161,154	-	-	-	-	161,154

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Treasury Committee of the Ministry of Finance	-	161,154	-	-	-	-	161,154
Total	-	161,154	-	-	-	-	161,154

Myanmar

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Myanmar exploration projects	-	-	-	9,031	-	-	9,031
Total	-	-	-	9,031	-	-	9,031

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Myanmar Oil and Gas Enterprise (MOGE)	-	-	-	9,031	-	-	9,031
Total	-	-	-	9,031	-	-	9,031

Pakistan

Payments per project
(in EUR thousand)	Production Entitlement		Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
KADANWARI	25,201	[A]	-	436	-	25	-	25,662
BHIT	20,975	[B]	-	4,584	-	24	-	25,583
BADHRA	14,613	[C]	-	2,710	-	-	-	17,323
Other projects	-		-	4,254	-	178	-	4,432
Payments not attributable to projects	-		291	-	-	-	-	291
Total	60,789		291	11,984	-	227	-	73,291

Payments per government
(in EUR thousand)	Production Entitlement		Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Oil and Gas Development Company Limited	60,789	[D]	-	-	-	-	-	60,789
Directoral General Petroleum Concession	-		-	11,984	-	227	-	12,211
Federal Board of Revenue	-		291	-	-	-	-	291
Total	60,789		291	11,984	-	227	-	73,291

[A] includes 931 KBOE paid in kind	[C] includes 1,066 KBOE paid in kind
[B] includes 1,524 KBOE paid in kind	[D] includes 3,521 KBOE paid in kind

20

Eni/Report on payments to governments

Timor Leste

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
JPDA 03-13 Bayu Undan	23,468	11,927	-	-	-	-	35,395
Bonaparte Basin - other projects	-	-	-	-	637	-	637
Total	23,468	11,927	-	-	637	-	36,032

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
National Petroleum Authority	23,468	-	-	-	637	-	24,105
National Directorate of Petroleum and Mineral Revenue	-	11,927	-	-	-	-	11,927
Total	23,468	11,927	-	-	637	-	36,032

Turkmenistan

Payments per project
(in EUR thousand)	Production Entitlement		Taxes	Royalties		Bonuses	Fees	Infrastructure Improvements	Total
Nebit Dag	78,847	[A]	8,467	5,118	[B]	-	-	-	92,432
Total	78,847		8,467	5,118		-	-	-	92,432

Payments per government
(in EUR thousand)	Production Entitlement		Taxes	Royalties		Bonuses	Fees	Infrastructure Improvements	Total
Turkmennebit	78,847	[A]	-	5,118	[B]	-	-	-	83,965
Turkmenistan State treasury	-		8,467	-		-	-	-	8,467
Total	78,847		8,467	5,118		-	-	-	92,432

[A] includes 1,949 KBOE paid in kind
[B] includes 127 KBOE paid in kind

21

Eni/ Report on payments to governments

AUSTRALIA AND OCEANIA

Australia

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
JPDA 03-13 Bayu Undan	-	746	-	-	-	-	746
Bonaparte Basin	-	-	-	-	466	-	466
Carnarvon Basin	-	(855)	-	-	390	-	(465)
Total	-	(109)	-	-	856	-	747

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
National Offshore Petroleum Titles Administrator	-	-	-	-	481	-	481
National Offshore Petroleum Safety Environ.l Manag. Auth.	-	-	-	-	375	-	375
Australian Tax Office	-	(109)	-	-	-	-	(109)
Total	-	(109)	-	-	856	-	747

22

Eni/Report on payments to governments

Report on payments to governments 2017 - Eni Spa

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Val D'Agri	-	-	42,746	-	41	-	42,787
Offshore Adriatic Sea	-	-	39,328	-	1,531	-	40,859
Offshore Ionian Sea	-	-	9,375	-	113	-	9,488
Italy onshore	-	-	2,754	-	311	-	3,065
Sicily	-	-	219	-	8	-	227
Total	-	-	94,422	-	2,004	-	96,426

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Italian State - Ministero dell'Economia e delle Finanze	-	-	57,325	-	-	-	57,325
Basilicata region	-	-	25,722	-	3	-	25,725
Calabria region	-	-	2,883	-	-	-	2,883
Municipality of Viggiano	-	-	2,856	-	-	-	2,856
Emilia Romagna region	-	-	2,440	-	45	-	2,485
State property administration	-	-	-	-	1,152	-	1,152
Puglia region	-	-	873	-	-	-	873
Municipality of Calvello	-	-	727	-	-	-	727
Port authority of Ravenna	-	-	-	-	585	-	585
Molise region	-	-	361	-	4	-	365
Municipality of Grumento Nova	-	-	312	-	-	-	312
Municipality of Marsico Nuovo	-	-	312	-	-	-	312
Municipality of Ravenna	-	-	106	-	-	-	106
Municipality of Marsicovetere	-	-	104	-	-	-	104
Municipality of Montemurro	-	-	104	-	-	-	104
Port authority of Pesaro	-	-	-	-	93	-	93
Port authority of Crotone	-	-	-	-	76	-	76
Sicilia region	-	-	69	-	-	-	69
Municipality of Deliceto	-	-	51	-	-	-	51
Municipality of Rotello	-	-	51	-	-	-	51
Municipality of Biccari	-	-	40	-	-	-	40
Abruzzo region	-	-	23	-	6	-	29
Municipality of Volturino	-	-	20	-	-	-	20
Municipality of Ascoli Satriano	-	-	17	-	-	-	17
Novara district	-	-	-	-	17	-	17
Municipality of Candela	-	-	15	-	-	-	15
Municipality of Alberona	-	-	9	-	-	-	9
Marche region	-	-	-	-	9	-	9
Reclamation consortium of Romagna	-	-	-	-	5	-	5
Reclamation consortium of Muzza Bassa Lodigiana	-	-	-	-	4	-	4
Municipality of S. Agata di Puglia	-	-	2	-	-	-	2
Reclamation consortium Larinese	-	-	-	-	2	-	2
Lombardia region	-	-	-	-	2	-	2
Reclamation consortium of Moro Sangro Sinello south basin (SOGET SPA)	-	-	-	-	1	-	1
Total	-	-	94,422	-	2,004	-	96,426

23

Eni/Report on payments to governments

EY S.p.A.	Tel: +39 06 324751
Via Po. 32	Fax: +39 06 32475504
00198 Roma	ey.com

Independent limited assurance report

(translation from the original Italian text)

To the Board of Directors of

Eni S.p.A.

We have carried out a limited assurance engagement on the "Report on payments to governments 2017" of Eni S.p.A. as of December 31, 2017 and for the period then ended (the "Report").

Directors' responsibility

The Directors are responsible for the preparation of the Report in accordance with Chapter 1 - Regulation on payments transparency ("Disposizioni in materia di trasparenza dei pagamenti") of Legislative Decree dated August 18, 2015, n.139 (the "Regulation") and the reporting principles as detailed in the section "Basis of preparation" of the Report. The Directors are also responsible for the internal control that they consider necessary in order to allow the preparation of the Report that is free from material misstatements, whether due to fraud or error.

Independent auditor's responsibility

Our responsibility is to prepare this report on the basis of the procedures carried out. Our work has been conducted in accordance with the criteria established by the International Standards on Assurance Engagements 3000 (Revised) - Assurance Engagements other than Audits or Reviews of Historical Financial Information" ("ISAE 3000 Revised"), issued by the International Auditing and Assurance Standards Board for the engagements that consist in a limited assurance. This standard requires the respect of relevant ethical and independence principles, as well as the planning and the execution of our work in order to obtain a limited assurance that the Report is free of material misstatements. These procedures included inquiries, primarily with company's personnel responsible for the preparation of the information included in the Report, document analysis, recalculation and other procedures in order to obtain evidences considered appropriate.

The procedures performed both at Eni group and component level mainly consisted of:

a)	inquiries of management responsible for the preparation of the information included in the Report in order to understand and evaluate the adequacy of methods and criteria adopted by the Company and their compliance with the provisions of the Decree;
b)	observation of the processes applied for collection of qualitative and quantitative information included in the Report and procedures on a sample basis of associated supporting documents;
c)	analytical procedures to identify and discuss any unusual payments reported in the Report; and
d)	reconciliation of items included in the Report with the underlying accounting records.

Our examination has entailed a lower extension of work compared to the work to be performed for a reasonable assurance engagement in accordance with ISAE 3000 Revised and, as consequence, we may not have become aware of all the significant events and circumstances which we might have identified had we performed a reasonable assurance engagement.

Ernst & Young S.p.A.

Sede Legale Via Po, 32 - 00198 Roma

Capitale Sociale deliberato Euro 3.250.000.00, sottoscritto e versato Euro 3.100.000.00 i.v.

Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma

Codice fiscale e numero di iscrizione 00434000584 - numero R.E.A. 250904

P.IVA 00891231003

Iscritta all Registro Revison Legali al n. 70945 Pubblicato sulla G.U. Suppl. 13 - IV Sere Speciale del 17/2/1998

Iscritta all Albo Speciale delle societa di revisione

Consob al Progressivo n 2 delibera n 10831 del 16/7/1997

A member firm of Ernst & Young Global Limited

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Eni/Report on payments to governments

Conclusions

Based on the procedures performed and evidence obtained, nothing has come to our attention that causes us to believe that the accompanying "Report on payments to government 2017" of Eni S.p.A. as of December 31, 2017 and for the period then ended has not been appropriately prepared in all material respects, in conformity with Chapter 1 - Regulation on payments transparency ("Disposizioni in materia di trasparenza dei pagamenti") of Legislative Decree dated August 18, 2015, n. 139 and the reporting principles as detailed in the section "Basis of preparation" of the Report.

Rome, May 28, 2018

EY S.p.A.

Signed by: Riccardo Rossi, Partner

This report has been translated into the English language solely for the convenience of international readers.

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Eni/Report on payments to governments

Report on payments to governments 2017 including information provided on a voluntary basis6

Payments overview 2017								(€ thousand)

Country	Production Entitlement		Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total

Europe
Italy	-		-	113,515	-	2,167	-	115,682
Cyprus	-		-	-	45,500	168	-	45,668
Denmark	-		-	-	-	2,345	-	2,345
Ireland	-		-	-	-	251	-	251
Montenegro	-		-	-	-	374	-	374
Norway	350,288		(21,560)	-	-	6,441	-	335,169
Portugal	-		-	-	-	364	-	364
United Kingdom	-		95,728	-	-	3,257	-	98,985

Africa
Algeria	-		227,532	6,070	122	-	-	233,724
Angola	767,943		359,808	75,336	-	245	-	1,203,332
Congo	109,745		129,477	130,554	-	-	-	369,776
Egypt	-		270,091	-	134,934	-	-	405,025
Ghana	4,219		-	20,997	-	819	-	26,035
Ivory Coast	-		-	-	3,542	-	-	3,542
Kenya	-		-	-	-	344	-	344
Libya	-		1,508,395	182,817	-	-	-	1,691,212
Mozambique	-		300,503	-	-	-	-	300,503
Nigeria	848,384		96,996	114,666	-	35,653	-	1,095,699
Tunisia	98,665		7,767	6,557	-	-	-	112,989

Americas
Ecuador	45,280	(*)	23,220	-	-	-	-	68,500
Mexico	-		-	-	-	553	-	553
Trinidad and Tobago	-		2,978	-	-	-	-	2,978
United States	-		(5,282)	74,906	-	120	-	69,744

Asia
China	-		75	-	-	253	-	328
Indonesia	36,165		17,328	-	-	-	-	53,493
Iraq	5,900,222	(*) [A]	36,288	-	-	-	-	5,936,510
Kazakhstan	-		161,154	-	-	-	-	161,154
Myanmar	-		-	-	9,031	-	-	9,031
Pakistan	60,789		291	11,984	-	227	-	73,291
Timor Leste	23,468		11,927	-	-	637	-	36,032
Turkmenistan	78,847		8,467	5,118	-	-	-	92,432

Australia and Oceania
Australia	-		(109)	-	-	856	-	747

Total	8,324,015		3,231,074	742,520	193,129	55,074	-	12,545,812

(*) Information provided on a voluntary basis

[A] Related to 133,947 KBBL paid in kind corresponding to the entitlements of the State and of the state-owned companies Missan Oil Company and Basra Oil Company. The latter took over the working interest of an international company in the project, effective from the fourth quarter 2016.

6For reporting principles see the paragraph "Information provided on a voluntary basis" on page 7.

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Eni SpA

Headquarters

Piazzale Enrico Mattei, l - Rome - Italy

Capital Stock as of December 31, 2017: € 4,005,358,876.00 fully paid

Tax identification number 00484960588

Branches

Via Emilia, 1 - San Donato Milanese (Milan) - Italy

Piazza Ezio Vanoni, 1 - San Donato Milanese (Milan) - Italy

Publications

Financial Statement pursuant to rule 154-ter paragraph 1 of Legislative Decree No. 58/1998

Integrated Annual Report

Annual Report on Form 20-F for the Securities and Exchange Commission

Fact Book (in Italian and English)

Interim Consolidated Report as of June 30 pursuant to rule 154-ter paragraph 2 of Legislative Decree No. 58/1998

Corporate Governance Report pursuant to rule 123-bis of Legislative Decree No. 58/1998 (in Italian and English)

Remuneration Report pursuant to rule 123-ter of Legislative Decree No. 58/1998 (in Italian and English)

Eni in 2017 - Summary Annual Review (in English)

Eni For 2017 - Sustainability Report (in Italian and English)

Internet home page

www.eni.com

Rome office telephone

+39-0659821

Toll-free number

800940924

e-mail

segreteriasocietaria.azionisti@eni.com

Investor Relations

Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)

Tel. +39-0252051651 - Fax +39-0252031929

e-mail: investor.relations@eni.com

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